Exhibit 99.1

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

9:00 A.M. (VANCOUVER TIME)
JULY 22, 2026
SUITE 3100, PARK PLACE, 666 BURRARD STREET
VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2X8

WITH RESPECT TO THE PROPOSED ARRANGEMENT INVOLVING ORLA MINING LTD. AND EQUINOX GOLD CORP.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

The board of directors, after receiving the unanimous recommendation of the special committee of the board of directors, unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

These materials are important and require your immediate attention. The shareholders of Orla Mining Ltd. are required to make important decisions. If you have any doubt as to how to make such decisions, please consult your financial, legal, tax or other professional advisor. No securities regulatory authority or stock exchange in Canada, the United States or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United States or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction.

If you have any questions or require assistance, please contact Orla Mining Ltd.’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

ORLA MINING LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia (the “Court”) dated June 19, 2026 (the “Interim Order”), a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Company Shares”) of Orla Mining Ltd. (“Orla” or the “Company”) will be held at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 on July 22, 2026 at 9:00 a.m. (Vancouver time), subject to any adjournment or postponement thereof, for the following purposes:

(a)	to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of Orla dated June 19, 2026 (the “Circular”), approving an arrangement (the “Arrangement”) involving, among others, the Company and Equinox Gold Corp. (“Equinox”) pursuant to a court-approved plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”) whereby Equinox will, among other things, acquire all of the issued and outstanding Company Shares, all in accordance with the terms of the arrangement agreement dated May 12, 2026 between the Company and Equinox (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”); and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Circular. The Arrangement Agreement has been filed under Orla’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The board of directors of the Company (the “Board”), after receiving the unanimous recommendation of a special committee comprised of only independent directors of the Company (the “Special Committee”), unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 15, 2026 (the “Record Date”). Only Shareholders shown on the shareholder register of the Company (“Registered Shareholders”), or their duly appointed proxyholders, at the close of business on the Record Date will be entitled to receive notice of the Meeting (“Notice of Special Meeting”) and to vote on the Arrangement Resolution at the Meeting. This Notice of Special Meeting is accompanied by the Circular, an applicable form of proxy and a letter of transmittal for Registered Shareholders (the “Letter of Transmittal”) explaining how to exchange Company Shares for the consideration payable under the Arrangement (the “Consideration”).

Each Company Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting. In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. If the Arrangement Resolution is not approved by the Shareholders at the Meeting, the Arrangement will not be completed.

Registered Shareholders and duly appointed proxyholders, including Shareholders who hold their Company Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (“Non-Registered Shareholders”) who have duly appointed themselves or a third-party as proxyholder, may attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Registered Shareholders are requested to read the enclosed Circular and are requested to date and sign the enclosed proxy form promptly, as applicable, and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Shareholders may also vote in advance of the Meeting by mail, by phone or on the internet.

To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the voting website. Alternatively, a proxy can be submitted to Computershare either by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department or by telephone as instructed in the enclosed form of proxy. If a Registered Shareholder receives more than one proxy form because such Registered Shareholder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online or by phone.

A proxy must be received by Computershare by no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-Registered Shareholders are requested to complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary. Failure to do so may result in such securities not being voted at the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend the Meeting as your proxy and vote your Company Shares, including if you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy and appointing a person other than the management nominees identified, you must return your proxy in accordance with the instructions set out in the Circular by 9:00 a.m. (Vancouver time) on July 20, 2026 (or if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

If you are a Registered Shareholder who is not a Dissenting Shareholder (as defined in the Circular), in order to receive the Consideration that you are entitled to under the Arrangement, you must validly complete the Letter of Transmittal in accordance with the instructions included therein, duly sign, date and return it to the depositary, Computershare Investor Services Inc. (the “Depositary”), in the envelope provided, together with the certificates or the direct registration system advices (“DRS Advices”) representing your Company Shares and any other required documents. If you are sending certificates, it is recommended that the necessary documentation be delivered by hand to the Depositary and a receipt therefor be obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. The Letter of Transmittal contains complete instructions on how to exchange your Company Shares for the Consideration. You will not receive your Consideration until after the Arrangement is completed and you have returned your properly completed documents, including each applicable Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Company Shares and any other required documents, to the Depositary. Only Registered Shareholders will be required to submit a Letter of Transmittal. Non-Registered Shareholders holding Company Shares through an intermediary should contact that intermediary for instructions and assistance in depositing their Company Shares and carefully follow any instructions provided by such intermediary.

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Company Shares (which fair value shall be the fair value of the Dissenting Shareholder’s Company Shares as of the close of business on the Business Day (as defined in the Circular) immediately preceding the date on which the Arrangement Resolution is adopted), in accordance with the provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order (as defined in the Circular) and any other order of the Court. A Registered Shareholder who wishes to dissent must send a written notice of objection to the Arrangement Resolution to the Company c/o Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: Jessica Lewis, to be received by no later than 5:00 p.m. (Vancouver time) on July 20, 2026 (or by 5:00 p.m. (Vancouver time) on the date that is two Business Days before the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court (the “Dissent Procedures”). The Registered Shareholders’ right to dissent is more particularly described in the Circular. Copies of the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA are set forth in Appendix D, Appendix B and Appendix M, respectively, of the Circular. These dissent procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Meeting. Non-Registered Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to exercise a right to dissent. Accordingly, Non-Registered Shareholders desiring to dissent must make arrangements for the Company Shares beneficially owned by such Non-Registered Shareholder to be registered in the name of such holder prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the Registered Shareholder of such Company Shares to dissent on the Non-Registered Shareholder’s behalf. A Registered Shareholder wishing to exercise a right to dissent on its own behalf may only exercise such rights with respect to all Company Shares owned by such Shareholder (whether on a registered or beneficial basis). A Non-Registered Shareholder wishing to have dissent rights exercised on its behalf must arrange for such rights to be exercised with respect to all Company Shares owned by such Shareholder (whether on a registered or beneficial basis). It is recommended that you seek independent legal advice if you wish to exercise a right to dissent. Failure to strictly comply with the Dissent Procedures may result in the loss of any right to dissent.

The Circular provides additional information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice of Special Meeting. Any adjourned or postponed Meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or by the Chair at the Meeting.

Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions or require assistance, please contact Orla’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

	Registered Shareholders	Non-Registered Shareholders
	Company Shares held in own name and represented by a physical certificate or DRS.	Company Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Dated at Vancouver, British Columbia, the 19th day of June, 2026.

ON BEHALF OF THE BOARD

(signed) “Jason Simpson”
Jason Simpson
President and Chief Executive Officer and Director

TABLE OF CONTENTS

Page

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	1

LETTER TO SHAREHOLDERS	1

QUESTIONS AND ANSWERS RELATING TO THE MEETING AND ARRANGEMENT	7

Questions Relating to the Arrangement	7
General Questions Relating to the Meeting	16

GLOSSARY OF TERMS	22

GENERAL INFORMATION	40

Introduction	40
Information Contained in this Circular	40
Information Concerning Equinox	41
Non-IFRS Financial Performance Measures	41
Presentation of Financial Information	41
Pro Forma Financial Information	42
Scientific and Technical Information	42
Cautionary Note Regarding Forward-Looking Statements and Information	43
Information for United States Shareholders	45
Cautionary Note to United States Shareholders Concerning Estimates of Mineral Reserves and Resources	47
Currency Exchange Rates	48
Enforcement in Canada	48
Third Party Data	49

SUMMARY INFORMATION	50

The Meeting	50
The Arrangement	50
The Arrangement Agreement	60
Risk Factors	61
Canadian and United States Tax Considerations	61
Information Concerning Orla	61
Information Concerning Equinox	61
Information Concerning the Combined Company	62

PART I — BUSINESS OF THE MEETING	63

Arrangement Resolution	63
Other Business	63

PART II — THE ARRANGEMENT	63

Details of the Arrangement	63
Background to the Arrangement	64
Recommendations of the Special Committee and the Board	69
Reasons for the Arrangement	69
Opinions of Financial Advisors	74
Arrangement Steps	75
Effect of the Arrangement	78
Voting Agreements	81
Procedure for the Arrangement Becoming Effective	82
Timing	82
Procedure for Exchange of Company Shares	83
Cancellation of Rights	84
Treatment of Fractional Consideration Shares and Fractional Cash Consideration	85

DRS Advice	85
Return of Company Shares	85
Mail Service Interruption	85
Lost Certificates or DRS Advices	85
Withholding Rights	86
Interests of Certain Persons or Companies in the Arrangement	87
Expenses of the Arrangement	91
Regulatory Matters and Approvals	92
Approval of Shareholders Required for the Arrangement	92
Approval of Equinox Shareholders Required for the Arrangement	92
Court Approvals	93
Stock Exchange Listing Approvals and Delisting Matters	94
Key Regulatory Approvals	95
Securities Law Matters	95
Right to Dissent	102

PART III — THE ARRANGEMENT AGREEMENT	105

The Arrangement Agreement	105
Effective Date and Conditions of Arrangement	106
Representations and Warranties	106
Covenants	106
Conditions to the Arrangement Becoming Effective	119
Non-Solicitation and Right to Match	121
Expenses and Termination Fees	125
Amendments	128

PART IV — RISK FACTORS	129

Risk Factors Related to the Arrangement	129
Risk Factors Related to the Operations of the Combined Company	134
Risk Factors Relating to Orla	138

PART V — CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	138

Currency Conversion	139
Holders Resident in Canada	139
Holders Not Resident in Canada	143

PART VI — CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	145

Scope of This Disclosure	146
Tax Consequences to U.S. Holders	147

PART VII — INFORMATION CONCERNING THE PARTIES TO THE ARRANGEMENT	153

Information Concerning Orla	153
Information Concerning Equinox	153
Information Concerning the Combined Company	153

PART VIII — OTHER INFORMATION	154

Interest of Informed Persons in Material Transactions	154
Auditors	154
Experts	154

PART IX — GENERAL PROXY MATTERS	157

Purpose of the Meeting	157
Date, Time and Place of Meeting	157
Record Date	157

Solicitation of Proxies	157
New York Stock Exchange American Rules	158
Appointment of Proxyholders	158
Proxy Instructions	158
Exercise of Discretion	159
Advice to Non-Registered Shareholders	159
Revocation of Proxies	160
Voting Securities and Principal Holders Thereof	161
Procedure and Votes Required	161

PART X — APPROVALS	163

Board of Directors’ Approval	163

Appendix A Arrangement Resolution	A-1

Appendix B Interim Order	B-1

Appendix C Notice of Petition	C-1

Appendix D Plan of Arrangement	D-1

Appendix E Scotiabank Fairness Opinion	E-1

Appendix F Consent of Scotia Capital Inc.	F-1

Appendix G Fort Capital Fairness Opinion	G-1

Appendix H Consent of Fort Advisory Partners	H-1

Appendix I Information Concerning Orla	I-1

Appendix J Information Concerning Equinox	J-1

Appendix K Information Concerning the Combined Company Following Completion of the Arrangement	K-1

Appendix L Unaudited Pro Forma Financial Information	L-1

Appendix M Section 190 of the Canada Business Corporations Act	M-1

Appendix N Comparison of Shareholder Rights Under the CBCA and the BCBCA	N-1

ORLA MINING LTD.

LETTER TO SHAREHOLDERS

June 19, 2026

Dear Shareholders:

The board of directors (the “Board”) of Orla Mining Ltd. (“Orla” or the “Company”) invites you to attend the special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of the Company (the “Company Shares”) to be held at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 on July 22, 2026 at 9:00 a.m. (Vancouver time).

At the Meeting, Shareholders will be asked to consider, pursuant to an order of the Supreme Court of British Columbia (the “Court”) dated June 19, 2026 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), approving an arrangement (the “Arrangement”) involving, among others, the Company and Equinox Gold Corp. (“Equinox”) pursuant to a court-approved plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”) whereby Equinox will, among other things, acquire all of the issued and outstanding Company Shares, all in accordance with the terms of the arrangement agreement dated May 12, 2026 between the Company and Equinox (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”). As a result of the Arrangement, the Company will become a wholly-owned subsidiary of Equinox.

Please complete the enclosed form of proxy or voting instruction form, as applicable, and, in the case of a form of proxy, submit it to our transfer agent, Computershare Investor Services Inc. and, in the case of a voting instruction form, submit it as instructed on such form or, alternatively, follow the instructions in such documents to vote electronically or by phone, as soon as possible but no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

The Arrangement

On May 12, 2026, Orla and Equinox entered into the Arrangement Agreement, pursuant to which, among other things, Equinox agreed to acquire all of the issued and outstanding Company Shares for consideration of 1.00 (the “Exchange Ratio”) common share of Equinox (an “Equinox Share”) and US$0.0001 in cash for each Company Share outstanding (the “Consideration”). Immediately following completion of the Arrangement, subject to certain assumptions including that no additional Company Shares are issued prior to the closing date of the Arrangement (including pursuant to the exercise, conversion or vesting, as applicable, of any convertible securities of the Company), and that there are no Shareholders who exercise dissent rights with respect to the Arrangement, former Shareholders (including former holders of restricted share units and deferred share units of the Company) are anticipated to own approximately 33% of the combined company and existing shareholders of Equinox (the “Equinox Shareholders”) are anticipated to own approximately 67% of the combined company, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Equinox as of the date of the Arrangement Agreement.

Shareholders shown on the shareholder register of the Company (“Registered Shareholders”) are concurrently being provided with a letter of transmittal explaining how to exchange their Company Shares for the Consideration. Shareholders whose Company Shares are registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (“Non-Registered Shareholders”) must contact their nominee to deposit their Company Shares and receive their Consideration under the Arrangement.

Full details of the Arrangement are set out in the accompanying management information circular of the Company (the “Circular”). The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the Arrangement Resolution, including information regarding the Company and Equinox and certain other information concerning the combined company following completion of the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the potential tax consequences to a Shareholder exchanging their Company Shares for the Consideration in connection with the Arrangement. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

Board Recommendation

The special committee comprised of only independent directors of the Company (the “Special Committee”) and the Board received a fairness opinion from each of Scotia Capital Inc. and Fort Advisory Partners (the “Fairness Opinions”), which opinions are each to the effect that, as of the date of May 12, 2026, and subject to the respective assumptions, limitations and qualifications set out in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The Board, based on its considerations, investigations and deliberations, including a thorough review of the Arrangement Agreement, the Fairness Opinions, and other relevant matters, and taking into account the best interests of the Company, and after consulting with management and the Company’s legal and financial advisors and having received and reviewed the unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement is in the best interest of the Company and fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. The recommendations of the Special Committee and the Board are based on various factors set forth below and described more fully in the accompanying Circular.

Reasons for the Arrangement

In reaching their conclusions and formulating their unanimous recommendations, the Special Committee and the Board consulted with Orla’s management team, their respective legal and financial advisors and, in the case of the Board, with the Special Committee. The Special Committee and the Board also reviewed a significant amount of information, and considered a number of factors and reasons, including those listed below, relating to the Arrangement and gave careful consideration to the business, financial condition and prospects of the Company and the terms of the Arrangement Agreement. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee to the Board, the unanimous determination of the Board that the Arrangement is in the best interests of the Company and fair to the Shareholders and the unanimous recommendation of the Board that Shareholders vote FOR the Arrangement Resolution.

•	Opportunity to participate in future value creation from the Arrangement: Under the Arrangement, Shareholders will receive Equinox Shares and are expected to own approximately 33% of Equinox post-Arrangement on a fully-diluted basis, allowing Shareholders to participate in future upside and value creation of the combined company.

•	Creation of a new North American senior gold producer: The combined company will have 1.1 million ounces of expected annual gold production from a highly complementary portfolio of six North American mines, underpinned by a significant endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves.[1]

•	Peer leading, growth profile leading to potentially more than 1.9 million ounces of annual production: Clear path to more than 800,000 ounces[2] of near-term gold production growth from the Valentine Gold phase 2 expansion in Canada, South Railroad Project and Castle Mountain Gold Project in the U.S., and Los Filos Mining Complex and Camino Rojo Mine in Mexico.

1 See “Scientific and Technical Information”, “Cautionary Note to United States Shareholders Concerning Estimates of Mineral Reserves and Resources” and “Cautionary Note Regarding Forward-Looking Statements and Information.”

2 Anticipated production growth from completion of the Valentine Gold Mine phase 2 expansion and with Castle Mountain Gold Project, Los Filos Mining Complex, South Railroad Project and Camino Rojo Mine in production.

•	Second largest producer of Canadian gold: The Greenstone Gold Mine, Valentine Gold Mine, and Musselwhite Mine are expected to collectively produce 685,000 ounces of gold in 2026[3], with significant potential for production growth and mine life extension from expansion and exploration upside, resulting in significant production from a market-preferred, low risk jurisdiction.

•	Substantial free cash flow generation and robust financial position: Combined free cash flow[4] profile of approximately $1.4 billion in 2026 based on current analyst consensus estimates; combined entity expected to have $1.4 billion of total available liquidity[4] to drive growth and continued shareholder returns while maintaining strong financial flexibility.

•	Leadership and support from an industry leading team of mine builders and operators: The combined company will be led by a team with a proven track record of shareholder value creation led by Charles Jeannes, Darren Hall, and Jason Simpson, with ongoing support from Ross Beaty and key shareholders Pierre Lassonde and Prem Watsa and certain affiliates of Fairfax Financial Holdings Limited.

•	Diversified portfolio offers enhanced scale and optionality: Six producing assets and four growth projects across four countries (Canada, U.S., Mexico, and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside, and longer-term optionality.

•	Enhanced capital markets profile and significant re-rating potential: The combined company offers greater scale, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and superior free cash flow, providing significant re-rating potential.

•	Operational symmetry and enhanced efficiency: The combination of two public companies and two strong teams with complementary North American operating platforms is expected to drive operational efficiencies.

•	Review of strategic alternatives: After consultation on the proposed Arrangement with Orla’s management team, their financial and legal advisors and, in the case of the Board, with the Special Committee, and after review of the current and prospective business climate in the mining industry, including assessing other potential strategic alternatives, including a standalone independent scenario, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement is in the best interest of the Company.

•	Balanced governance and management participation: The board of directors of the combined company will consist of eleven directors with five directors coming from Orla’s board of directors, including Charles Jeannes who will be Chair of the board of directors of the combined company. Additionally, Orla’s current President and Chief Executive Officer, Jason Simpson, will become President of the combined company. All of these considerations will allow for oversight of, continuing influence on, and input into the strategic direction of the combined company by people from Orla.

3 Mid-point of Equinox’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

4 Free cash flow, total available liquidity and EBITDA are non-IFRS measures, which are measures with no standardized meaning under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Companies believe that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Companies in assessing their operating performance, ability to generate free cash flow from current operations and their overall value. See “Non-IFRS Financial Performance Measures” in the Circular.

•	Fairness opinions: The Board and the Special Committee received Fairness Opinions to the effect that, as of the date of such opinions, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, in each case based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in such opinions, as more fully described under “Part II – The Arrangement – Opinions of Financial Advisors”.

•	Support of directors and officers: The boards of directors of each of Orla and Equinox have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers of each of Orla and Equinox have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of the requisite resolution at the Equinox Meeting (as defined below), as applicable.

•	Negotiated transaction: The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Board.

•	Other factors: The Special Committee and the Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of the Company and Equinox in the metals and mining industry, information concerning mineral reserve and mineral resource estimates, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of the Company and Equinox and the historical trading prices of the Company Shares and the Equinox Shares, taking into account the results of the Company’s due diligence review of Equinox and its properties.

We believe that the business combination with Equinox brings with it an exciting future for the Company and our Shareholders. A more fulsome description of the information and factors considered by the Special Committee and Board is located in the Circular.

Required Approvals

In order to become effective, the Arrangement Resolution, the full text of which is set out in Appendix A, “Arrangement Resolution” to the Circular, must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. In addition, completion of the Arrangement is subject to, among other things, the approval of the issuance of Equinox Shares in connection with the Arrangement by a majority of the votes cast by Equinox Shareholders present in person or represented by proxy and entitled to vote at a special meeting of Equinox Shareholders to be held on July 22, 2026 at 9:00 a.m. (Vancouver time) (the “Equinox Meeting”), the approval of the Supreme Court of British Columbia, Canadian and Mexican competition approvals and the approval of the Toronto Stock Exchange and the NYSE American Stock Exchange for the listing and posting for trading of the Equinox Shares to be issued in connection with the Arrangement. The Arrangement will not proceed if any of such approvals are not obtained.

Voting Agreements

The directors and senior officers of the Company, and certain significant shareholders of the Company, who collectively own, directly or indirectly, or exercise control or direction over, approximately 26.4% of the outstanding Company Shares as at the record date of the Meeting, have entered into voting and support agreements with Equinox, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all Company Shares held or controlled by them FOR the Arrangement Resolution.

The directors and senior officers of Equinox, who collectively own, directly or indirectly, or exercise control or direction over, approximately 4.1% of the outstanding Equinox Shares as at the record date of the Equinox Meeting, have entered into voting agreements with the Company, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all Equinox Shares held or controlled by them in favour of the resolution of Equinox Shareholders approving the issuance of Equinox Shares in connection with the Arrangement.

If the Shareholders approve the Arrangement, it is currently anticipated that the Arrangement will be completed during the third quarter of 2026, subject to the satisfaction or waiver of the closing conditions contained in the Arrangement Agreement.

Your vote is important regardless of the number of Company Shares you own. Whether or not you plan to attend the Meeting, we encourage you to vote promptly.

The close of business (Vancouver time) on June 15, 2026 is the record date (“Record Date”) for the determination of Shareholders that will be entitled to receive notice of and vote at the Meeting, and any adjournment or postponement of the Meeting.

Registered Shareholders and their duly appointed proxyholders, including Non-Registered Shareholders who have duly appointed themselves or a third-party as proxyholder, may attend and vote at the Meeting, or any adjournment or postponement thereof. Non-Registered Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

We strongly urge you to vote by proxy in advance of the Meeting and to listen to the Meeting online. Shareholders are requested to read the enclosed Circular and are requested to date and sign the enclosed proxy form promptly, as applicable, and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form or voting instruction form (“VIF”), as applicable. Registered Shareholders may also vote in advance of the Meeting by mail, by phone or on the internet. Pursuant to the Interim Order, proxies to be used at the Meeting must be received by Computershare Investor Services Inc. (in its capacity as the Company’s transfer agent) by no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). Non-Registered Shareholders, please complete and return the request for voting instructions in accordance with the instructions provided to you by your broker, investment dealer, bank, trust company, custodian, nominee or other intermediary. Failure to do so may result in such securities not being voted at the Meeting. See “Part IX – General Proxy Matters” in the Circular.

Shareholders that have questions or require further assistance, please contact Orla’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

On behalf of the Board, I would like to express our gratitude for your ongoing support as we prepare to take part in this transformative transaction for Orla. We believe that this is a unique opportunity for Shareholders to participate in the creation of a new, North American senior gold producer, with a peer leading growth profile and enhanced financial flexibility and reflects our commitment to creating long-term value and unlocking growth potential for our Shareholders.

We look forward to seeing you at the Meeting.

Yours very truly,

“Jason Simpson”
Jason Simpson
President and Chief Executive Officer and Director

How to Vote in Advance of the Meeting
	Registered Shareholders	Non-Registered Shareholders
	Company Shares held in own name and represented by a physical certificate or DRS.	Company Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

QUESTIONS AND ANSWERS RELATING TO THE MEETING AND ARRANGEMENT

The enclosed management information circular (the “Circular”) of Orla Mining Ltd. (“Orla” or the “Company”) and a form of proxy is furnished in connection with the solicitation of proxies by or on behalf of management of the Company to be used at the special meeting (the “Meeting”) of shareholders (the “Shareholders”) for the purposes indicated in the Notice of Special Meeting. The Meeting will be held at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 on July 22, 2026 at 9:00 a.m. (Vancouver time). Only Shareholders or their duly appointed proxyholders who are present in person at the Meeting and entitled to vote at the Meeting are able to vote during the Meeting. Capitalized terms used but not otherwise defined in this “Questions and Answers Relating to the Meeting and Arrangement” section have the meanings ascribed thereto under “Glossary of Terms” in the Circular.

It is expected that the solicitation of proxies by or on behalf of management of the Company will primarily be by mail and electronic means, but proxies may also be solicited by or on behalf of management of the Company by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of the Company. The Company has also retained Laurel Hill Advisory Group as its proxy solicitation agent and shareholder communications advisor to assist it in connection with communications with Shareholders. Shareholders who have questions about the information in the Circular or who need assistance with voting may contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (collect calls outside North America) or by email at assistance@laurelhill.com.

Intermediaries will be supplied with proxy materials to forward to Non-Registered Shareholders and normal handling charges will be paid for such forwarding services. Pursuant to the Interim Order, the Record Date for determining Shareholders entitled to receive notice of and vote at the Meeting is June 15, 2026. Only Shareholders of record, or their duly appointed proxyholders, as at the close of business (Vancouver time) on the Record Date will be entitled to receive notice of the Meeting, and attend and vote at the Meeting, or any adjournment or postponement thereof.

Your vote is important and you are encouraged to exercise your vote using any of the voting methods described below and in the Circular. Pursuant to the Interim Order, your completed form of proxy must be received by Computershare by no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

The following is intended to answer certain key questions that you as a Shareholder may have regarding the proposed Arrangement to be considered at the Meeting and is qualified in its entirety by the more detailed information appearing elsewhere in the Circular. You are urged to carefully read the Circular in its entirety before making a decision related to your Company Shares as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference in, the Circular.

Questions Relating to the Arrangement

Q.	What is the proposed transaction?

A.	On May 12, 2026, Orla and Equinox entered into the Arrangement Agreement pursuant to which, among other things, Equinox agreed to acquire all of the issued and outstanding Company Shares. The Arrangement will be effected pursuant to a court-approved plan of arrangement under the CBCA. Pursuant to the Arrangement, at the Effective Time, Shareholders (other than Dissenting Shareholders) will receive 1.00 Equinox Share and US$0.0001 in cash for each Company Share held at the Effective Time. If the Arrangement is completed, the Company will become a wholly-owned subsidiary of Equinox.

Q.	What percentage of the outstanding Equinox Shares will Shareholders and existing Equinox Shareholders own, respectively, following completion of the Arrangement?

A.	On the Effective Date, immediately following completion of the Arrangement, assuming that there are no Dissenting Shareholders and assuming no additional Company Shares are issued prior to the Effective Time (including pursuant to the exercise, conversion or vesting, as applicable, of the Company Convertible Securities prior to the Effective Time), former Shareholders (including former holders of Company RSUs and Company DSUs) are anticipated to own approximately 33% of the outstanding Equinox Shares and existing Equinox Shareholders are anticipated to own approximately 67% of the outstanding Equinox Shares, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Equinox as of the date of the Arrangement Agreement.

Q.	What am I voting on?

A.	As a Shareholder, you are being asked to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution to approve the Arrangement. The full text of the Arrangement Resolution is set forth in Appendix A, “Arrangement Resolution” to the Circular.

Q.	What will I receive in the Arrangement?

A.	Shareholders (other than Dissenting Shareholders) will receive, as consideration for such Shareholders’ Company Shares, 1.00 Equinox Share and US$0.0001 in cash for each Company Share held at the Effective Time.

Q.	Has the Board unanimously approved the Arrangement?

A.	Yes, the Board, based on its considerations, investigations and deliberations, including a thorough review of the terms and conditions of the Arrangement Agreement, the Fairness Opinions and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and the Company’s financial and legal advisors and having received and reviewed the unanimous recommendation from the Special Committee, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Q.	Does the Board recommend that I vote FOR the Arrangement Resolution?

A.	Yes, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Q.	Why is the Board making this recommendation?

A.	In reaching their conclusions and formulating their unanimous recommendations, the Special Committee and the Board consulted with Orla’s management team, their respective legal and financial advisors and, in the case of the Board, with the Special Committee. The Special Committee and the Board also reviewed a significant amount of information, and considered a number of factors and reasons, including those listed below, relating to the Arrangement and gave careful consideration to the business, financial condition and prospects of the Company and the terms of the Arrangement Agreement. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee to the Board, the unanimous determination of the Board that the Arrangement is in the best interests of the Company and fair to the Shareholders and the unanimous recommendation of the Board that Shareholders vote FOR the Arrangement Resolution.

•	Opportunity to participate in future value creation from the Arrangement: Under the Arrangement, Shareholders will receive the Equinox Shares and are expected to own approximately 33% of Equinox post-Arrangement on a fully-diluted basis, allowing Shareholders to participate in future upside and value creation of the Combined Company.

•	Creation of a new North American senior gold producer: The Combined Company will have 1.1 million ounces of expected annual gold production from a highly complementary portfolio of six North American mines, underpinned by a significant endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves.[5]

5 See “Scientific and Technical Information”, “Cautionary Note to United States Shareholders Concerning Estimates of Mineral Reserves and Resources” and “Cautionary Note Regarding Forward-Looking Statements and Information.”

•	Peer leading, growth profile leading to potentially more than 1.9 million ounces of annual production: Clear path to more than 800,000 ounces[6] of near-term gold production growth from the Valentine Gold Mine phase 2 expansion in Canada, South Railroad Project and Castle Mountain Gold Project in the U.S., and Los Filos Mining Complex and Camino Rojo Mine in Mexico.

•	Second largest producer of Canadian gold: The Greenstone Gold Mine, Valentine Gold Mine, and Musselwhite Mine are expected to collectively produce 685,000 ounces of gold in 2026[7], with significant potential for production growth and mine life extension from expansion and exploration upside, resulting in significant production from a market-preferred, low risk jurisdiction.

•	Substantial free cash flow generation and robust financial position: Combined free cash flow[8] profile of approximately $1.4 billion in 2026 based on current analyst consensus estimates; combined entity expected to have $1.4 billion of total available liquidity[9] to drive growth and continued shareholder returns while maintaining strong financial flexibility.

•	Leadership and support from an industry leading team of mine builders and operators: The Combined Company will be led by a team with a proven track record of shareholder value creation led by Charles Jeannes, Darren Hall, and Jason Simpson, with ongoing support from Ross Beaty and key shareholders Pierre Lassonde and Prem Watsa and certain affiliates of Fairfax Financial Holdings Limited.

•	Diversified portfolio offers enhanced scale and optionality: Six producing assets and four growth projects across four countries (Canada, U.S., Mexico, and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside, and longer-term optionality.

•	Enhanced capital markets profile and significant re-rating potential: The Combined Company offers greater scale, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and superior free cash flow, providing significant re-rating potential.

•	Operational symmetry and enhanced efficiency: The combination of two public companies and two strong teams with complementary North American operating platforms is expected to drive operational efficiencies.

•	Review of strategic alternatives: After consultation on the proposed Arrangement with Orla’s management team, their financial and legal advisors and, in the case of the Board, with the Special Committee, and after review of the current and prospective business climate in the mining industry, including assessing other potential strategic alternatives, including a standalone independent scenario, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement is in the best interest of the Company.

6 Anticipated production growth from completion of the Valentine Gold Mine phase 2 expansion and with Castle Mountain Gold Project, Los Filos Mining Complex, South Railroad Project and Camino Rojo Mine in production.

7 Mid-point of Equinox’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

8 Free cash flow, total available liquidity and EBITDA are non-IFRS measures, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Companies believe that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Companies in assessing their operating performance, ability to generate free cash flow from current operations and their overall value. See “Non-IFRS Financial Performance Measures” in the Circular.

•	Balanced governance and management participation: The board of directors of the Combined Company will consist of eleven directors with five directors coming from the Board, including Charles Jeannes who will be Chair of the board of directors of the Combined Company. Additionally, Orla’s current President and Chief Executive Officer, Jason Simpson, will become President of the Combined Company. All of these considerations will allow for oversight of, continuing influence on, and input into the strategic direction of the Combined Company by people from Orla.

•	Other factors: The Special Committee and the Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of the Company and Equinox in the metals and mining industry, information concerning mineral reserve and mineral resource estimates, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of the Company and Equinox and the historical trading prices of the Company Shares and the Equinox Shares, taking into account the results of the Company’s due diligence review of Equinox and its properties.

For further information on the reasons for the recommendations of the Special Committee and the Board, please see “Part II – The Arrangement – Reasons for the Arrangement” in the Circular.

Q.	Has the Company received a fairness opinion in connection with the Arrangement?

A.	Yes. Each of Scotiabank and Fort Capital provided a fairness opinion to the Board and the Special Committee, to the effect that, as of May 12, 2026 and subject to the respective assumptions, limitations and qualifications described in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. For more information, please see “Part II – The Arrangement – Opinions of Financial Advisors” in the Circular.

Q.	Why am I being asked to approve the Arrangement?

A.	It is a condition to the implementation of the Arrangement that the Arrangement Resolution be approved at the Meeting. In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. If the Arrangement Resolution is not approved by the Shareholders at the Meeting, the Arrangement will not be completed.

Q.	Who intends to support the Arrangement Resolution?

A.	The directors and senior officers of the Company, and certain significant shareholders of the Company, who collectively own, directly or indirectly, or exercise control or direction over, approximately 26.4% of the outstanding Company Shares as at the Record Date, have entered into Company Voting Agreements with Equinox, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all Company Shares held or controlled by them FOR the Arrangement Resolution. For more information, please see “Part II – The Arrangement – Voting Agreements” in the Circular.

Q.	Is the approval of Equinox Shareholders required to complete the Arrangement?

A.	Yes, it is a condition to the implementation of the Arrangement that the Equinox Shareholder Resolution be approved at the Equinox Meeting. In order to become effective, the Equinox Shareholder Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast on such resolution by Equinox Shareholders present in person or represented by proxy and entitled to vote at the Equinox Meeting. If the Equinox Shareholder Resolution is not approved by the Equinox Shareholders at the Equinox Meeting, the Arrangement will not be completed.

The directors and senior officers of Equinox, who collectively own, directly or indirectly, or exercise control or direction over, approximately 4.1% of the outstanding Equinox Shares as at the record date of the Equinox Meeting, have entered into Equinox Voting Agreements with the Company, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all Equinox Shares held or controlled by them in favour of the Equinox Shareholder Resolution.

Q.	In addition to the approval of Shareholders and the approval of Equinox Shareholders, are there any other approvals required for the Arrangement?

A.	Yes, completion of the Arrangement is also subject to certain regulatory and stock exchange approvals, including the approval of the Court, the approvals of the TSX and the NYSE American of the listing for trading of the Consideration Shares issuable pursuant to the Arrangement and the listing of the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares pursuant to the Arrangement, subject to customary listing conditions of the TSX, the Canadian Competition Approval and the CNA Approval. The Arrangement will not proceed if any of such approvals are not obtained. The Canadian Competition Approval has been obtained. In addition, the TSX accepted notice from the Company of the Arrangement and the delisting of the Company Shares following the closing of the Arrangement, subject to the delivery of certain documents following the closing of the Arrangement. For more information, see “Part III – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”, “Part II – The Arrangement – Court Approvals”, “Part II – The Arrangement – Stock Exchange Listing Approvals and Delisting Matters” and “Part II – The Arrangement – Key Regulatory Approvals” in the Circular.

Q.	What if Shareholders do not approve the Arrangement Resolution?

A.	If the Arrangement Resolution is not approved by the Shareholders, the Arrangement will not be completed. Pursuant to the terms of the Arrangement Agreement, if the Company Shareholder Approval is not obtained prior to the Outside Date, either the Company or Equinox may terminate the Arrangement Agreement.

Q.	What if the Court does not approve the Arrangement?

A.	If the approval of the Court is not obtained prior to the Outside Date, the Arrangement will not be completed, even if the Company Shareholder Approval and the Equinox Shareholder Approval are obtained.

Q.	What conditions must be satisfied to complete the Arrangement?

A.	The Arrangement is subject to the satisfaction or waiver of a number of conditions set forth in the Arrangement Agreement, including, among others, (i) the Company Shareholder Approval having been obtained at the Meeting in accordance with the Interim Order, (ii) the Equinox Shareholder Approval having been obtained at the Equinox Meeting, (iii) the Final Order having been obtained on terms consistent with the Arrangement Agreement, (iv) the Key Regulatory Approvals having been obtained and not having been modified or withdrawn, (v) the approval of the listing and posting for trading on the TSX and NYSE American, in the case of the TSX, subject only to satisfaction of the standard listing conditions, of the Consideration Shares and the Equinox Shares underlying the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares, having been obtained, (vi) Dissent Rights having not been exercised with respect to more than 5% of the issued and outstanding Company Shares, and (vii) certain other closing conditions customary for transactions of this nature. For more information, see “Part III – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective” in the Circular.

Q.	Do any directors or senior officers of Orla have any interests in the Arrangement that are different from, or in addition to, those of the Shareholders?

A.	In considering the Arrangement and the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that the directors and senior officers of the Company may have certain interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board were aware of these interests and considered them, among other matters, when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Shareholders, as applicable. Please see “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement” in the Circular.

Q.	When is the Arrangement expected to be completed?

A.	If the Meeting and the Equinox Meeting are held as scheduled and are not adjourned and/or postponed, the Company Shareholder Approval is obtained and the Equinox Shareholder Approval is obtained, it is expected that the Company will apply for the Final Order approving the Arrangement on July 28, 2026. If the Final Order is obtained in a form and substance satisfactory to the Company and Equinox, and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, the Company expects the Effective Date to occur during the third quarter of 2026 following the receipt of all Key Regulatory Approvals. However, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this time if the conditions to completion of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be extended by mutual agreement of the Parties.

Q.	How will I know when the Arrangement will be implemented?

A.	On the Effective Date, the Company will publicly announce that the Arrangement has been completed.

Q.	What will happen to Orla if the Arrangement is completed?

A.	If the Arrangement is completed, Equinox will acquire all of the Company Shares and the Company will become a wholly-owned subsidiary of Equinox. It is expected that the Company Shares will be delisted from the TSX and the NYSE American as promptly as possible following the Effective Date. Subject to applicable Laws, it is expected that Equinox will, as promptly as possible following completion of the Arrangement, cause the Company to apply to the applicable Canadian Securities Regulators to have the Company cease to be a reporting issuer under the securities legislation in each of the provinces and territories of Canada, and thus will terminate the Company’s public company reporting obligations in Canada following completion of the Arrangement. In addition, it is expected that Equinox will cause the Company to terminate its registration under Section 12(b) of the U.S. Exchange Act and suspend its reporting obligations under Section 13(a) of the U.S. Exchange Act following completion of the Arrangement. Thereafter the Company will cease to be required to file reports with the SEC.

Q.	Where will the shares of the Combined Company be listed?

A.	The Equinox Shares are currently listed and posted for trading on the TSX and the NYSE American under the symbol “EQX”. It is anticipated that, after completion of the Arrangement, the Equinox Shares will continue to be listed and posted for trading on TSX and the NYSE American under the symbol “EQX”.

Equinox has agreed to apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on the TSX and the NYSE American by the Effective Time of (i) the Consideration Shares issuable pursuant to the Arrangement, which for certainty includes the Consideration Shares issuable for Company Shares issued on settlement of the Company DSUs and the Company RSUs pursuant to the Plan of Arrangement, and (ii) the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares, in each case, subject only to the satisfaction by Equinox of customary listing conditions of the TSX. The TSX has conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement and the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, Company Notes, Company Warrants and Company Bonus Shares, subject to filing certain documents following the closing of the Arrangement. Equinox anticipates receiving all required authorizations from the NYSE American for the listing of the Equinox Shares prior to the closing of the Arrangement.

Q.	Who will be the directors of the Combined Company following completion of the Arrangement?

A.	Pursuant to the Arrangement Agreement, Equinox has covenanted with Orla that, as of the Effective Time, Equinox will: (i) fix the number of directors of the Combined Company Board at 11; (ii) cause the members of the Equinox Board that will not continue as a member of the Combined Company Board to deliver resignations from the Combined Company Board; and (iii) appoint five members of the Board as members of the Combined Company Board. The Combined Company Board will include Charles Jeannes, currently the Non-Executive Chairman of the Board, as Chair. The remainder of the Combined Company Board will be determined by Equinox and Orla prior to the Effective Date.

Q.	Who will be the executive officers of the Combined Company following completion of the Arrangement?

A.	Management of the Combined Company will be led by Darren Hall, currently the Chief Executive Officer of Equinox, who will continue as Chief Executive Officer of the Combined Company, and Jason Simpson, currently President and Chief Executive Officer of Orla, who will be appointed as President of the Combined Company. Additional senior management will be selected from the respective Equinox and Orla teams.

Q.	Are there any risks I should consider in connection with the Arrangement?

A.	Yes, Shareholders should carefully consider a number of risk factors relating to the Arrangement, the Company, Equinox and the Combined Company before making a decision regarding approving the Arrangement Resolution. In addition to the risk factors described under the heading “Risk Factors” in the Company AIF, under the heading “Risks Related to the Business” in the Equinox AIF, and under the heading “Risks and Uncertainties” in each of the Company Annual MD&A, the Company Interim MD&A, the Equinox Annual MD&A and the Equinox Interim MD&A, which risk factors are specifically incorporated by reference into the Circular, and the risk factors described under Appendix I, “Information Concerning Orla” and under Appendix J, “Information Concerning Equinox”, each appended to the Circular, Shareholders should consider the risk factors described under the heading “Risk Factors” in the Circular. Some of these risks include, but are not limited to: (i) the Arrangement is subject to satisfaction or waiver of various conditions, and there is no certainty that all conditions will be satisfied or waived; (ii) Shareholders will receive a fixed number of Equinox Shares and the market value of Equinox Shares may fluctuate prior to and following completion of the Arrangement; (iii) the Arrangement Agreement may be terminated in certain circumstances; (iv) while the Arrangement is pending, Orla is restricted from pursuing alternatives to the Arrangement and taking other certain actions; (v) Orla could be required to pay Equinox a termination fee of US$250 million upon termination of the Arrangement Agreement in certain circumstances; (vi) the completion of the Arrangement is uncertain and Orla will incur costs even if the Arrangement is not completed and Orla or Equinox may have to pay various expenses incurred in connection with the Arrangement, including up to US$10 million as an expense reimbursement if the Arrangement Agreement is terminated in certain circumstances; (vii) if the Arrangement is not consummated by the Outside Date, either Orla or Equinox may elect not to proceed with the Arrangement; (viii) Orla and Equinox may become the targets of legal claims, securities class actions, derivative lawsuits and other claims, and any such claims may delay or prevent the Arrangement from being completed; (ix) uncertainty surrounding the Arrangement could adversely affect Orla’s or Equinox’s retention of suppliers and personnel and could negatively impact future business and operations; (x) the pending Arrangement may divert the attention of Orla’s and Equinox’s management; (xi) Dissent Rights may result in payments that impair Orla’s financial resources or result in Equinox electing not to complete the Arrangement; (xii) Orla’s directors and senior officers may have interests in the Arrangement different from the interests of Shareholders following completion of the Arrangement; (xiii) Tax consequences of the Arrangement may differ from anticipated treatment, including that if the Arrangement does not qualify as a tax-deferred Reorganization, some Shareholders may be required to pay substantial U.S. federal income taxes; (xiv) the market price of the Company Shares and the Equinox Shares may be materially adversely affected in certain circumstances; (xv) the issuance of a significant number of Equinox Shares and a resulting “market overhang” could adversely affect the market price of the Equinox Shares after completion of the Arrangement; (xvi) the Board considered financial projections prepared by Orla management in connection with the Arrangement, and actual performance may differ materially from these projections; (xvii) Orla has not verified the reliability of the information regarding Equinox included in, or which may have been omitted from, the Circular; (xviii) the Consideration Shares to be received by Shareholders as a result of the Arrangement will have different rights from the Company Shares; (xix) there are risks related to the integration of Orla’s and Equinox’s existing businesses; (xx) unaudited pro forma condensed combined financial information is presented for illustrative purposes only and may not be indicative of the actual result of operations or financial conditions of the Combined Company; (xxi) significant demands will be placed on the Combined Company following completion of the Arrangement; (xxii) the relative trading price of the Company Shares and Equinox Shares prior to the Effective Time and the trading price of the Equinox Shares following the Effective Time may be volatile; (xxiii) following completion of the Arrangement, the Combined Company may issue additional equity securities or incur additional debt; (xxiv) mineral reserve and mineral resource figures pertaining to Orla’s and Equinox’s properties are only estimates and are subject to revision based on developing information; (xxv) failure by Equinox and/or Orla to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement; (xxvi) the Combined Company will be an international company and will be exposed to political and social risks associated with its foreign operations; (xxvii) the Combined Company will be subject to tax in various jurisdictions; and (xxviii) the future results of the Combined Company following the Arrangement will suffer if the Combined Company does not effectively manage its expanded operations. For more information, please see “Part IV – Risk Factors” in the Circular.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and the Company will continue to operate independently. In certain circumstances, the Company or Equinox will be required to pay to the other a termination fee in connection with such termination. In certain other circumstances in which the Arrangement Agreement is terminated, either Equinox or the Company may be required to pay to the other an expense reimbursement in an amount equal to US$10 million. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Company Shares may be materially adversely affected and the Company’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Company remains liable for certain costs relating to the Arrangement.

Q.	What are the Canadian federal income tax consequences of the Arrangement to the Shareholders?

A.	For a summary of certain material Canadian federal income tax consequences of the Arrangement, see “Part V – Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q.	What are the United States federal income tax consequences of the Arrangement?

A.	For a summary of certain material United States federal income tax consequences of the Arrangement, see “Part VI – Certain U.S. Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q.	How do I receive my Consideration under the Arrangement as a Shareholder?

A.	If you are a Registered Shareholder (other than a Dissenting Shareholder), in order to receive the Consideration that you are entitled to receive pursuant to the Arrangement, you must validly complete and duly sign the Letter of Transmittal accompanying the Circular in accordance with the instructions included therein, and deposit it with the Depositary, together with the certificate(s) or the DRS Advice(s) representing your Company Shares, such other documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA and the constating documents of the Company. You will not receive your Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) until after the Effective Date, and only if you have deposited with the Depositary your properly completed documents, including each applicable Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Company Shares, and other corresponding documents required to be provided by Registered Shareholders.

Only Registered Shareholders are required to submit a Letter of Transmittal. The exchange of Company Shares for the Consideration in respect of any Non-Registered Shareholder is expected to be made with the Non-Registered Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Shareholder. Non-Registered Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “Part II – The Arrangement – Procedure for Exchange of Company Shares” in the Circular.

Q.	When can I expect to receive the Consideration payable to me under the Arrangement for my Company Shares?

A.	You will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective. Assuming completion of the Arrangement, the exchange of Company Shares for the Consideration in respect of any Non-Registered Shareholder is expected to be made with the Non-Registered Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Shareholder. Non-Registered Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

In the case of Registered Shareholders, as soon as practical following the latter of the Effective Date, and the deposit of certificate(s) and/or DRS Advice(s) representing a Registered Shareholder’s Company Shares, including the delivery of the validly completed and duly signed Letter of Transmittal, and other corresponding documents required from the Registered Shareholder, the Depositary will deliver the Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) that such former Registered Shareholder is entitled to receive pursuant to the Arrangement, in accordance with the Plan of Arrangement and the instructions set forth in the Letter of Transmittal.

The method used to deliver the Letter of Transmittal, any accompanying certificate(s) or DRS Advice(s) representing Company Shares and any other accompanying documents and instruments, if any, is at the option and risk of the Shareholder surrendering them. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. The Company recommends that the necessary documentation be hand-delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “Part II – The Arrangement – Procedure for Exchange of Company Shares” in the Circular.

Q.	What will happen to the Company Shares that I currently own after completion of the Arrangement?

A.	Upon completion of the Arrangement, Shareholders will cease to be holders of Company Shares as of the Effective Time. From and after the Effective Time and until surrendered, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares will represent only the right to receive in exchange therefore the Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement. Shareholders who do not comply with the provisions of the Plan of Arrangement, including by failing deliver their certificate(s) or DRS Advice(s) representing Company Shares and all other required documents to the Depositary on or before the sixth anniversary of the Effective Date will lose their right to receive the Consideration for their Company Shares. For additional information, please see “Part II – The Arrangement – Cancellation of Rights” in the Circular.

Q.	Are Shareholders entitled to Dissent Rights?

A.	Yes. Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have Dissent Rights in respect of the Arrangement Resolution. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, will be entitled, in the event the Arrangement becomes effective, to be paid by the Company the fair value of the Company Shares held by such Dissenting Shareholder determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted. Dissent Rights and the Dissent Procedures are described in the Circular.

Registered Shareholders as at the close of business on the Record Date who wish to dissent must send a written notice of objection to the Arrangement Resolution to the Company c/o Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: Jessica Lewis, to be received by no later than 5:00 p.m. (Vancouver time) on July 20, 2026 (or by 5:00 p.m. (Vancouver time) on the date that is two Business Days before the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the Dissent Procedures described in the Circular. These Dissent Procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Meeting. Failure to strictly comply with the Dissent Procedures will result in loss of Dissent Rights. A Shareholder wishes to exercise Dissent Rights should seek independent legal advice. See the section entitled “Part II – The Arrangement – Right to Dissent” and Appendix D, “Plan of Arrangement”, Appendix B, “Interim Order” and Appendix M, “Section 190 of the Canada Business Corporations Act” in the Circular.

Non-Registered Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to Dissent Rights. Accordingly, Non-Registered Shareholders desiring to dissent must make arrangements for the Company Shares beneficially owned by such Non-Registered Shareholders to be registered in the Non-Registered Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the Non-Registered Shareholder’s behalf.

General Questions Relating to the Meeting

Q.	Why did I receive the Circular?

A.	You received the Circular because you and the other Shareholders will be asked at the Meeting to consider, pursuant to the Interim Order, and if deemed advisable, to pass, with or without variation, the Arrangement Resolution to approve the Arrangement.

Q.	When and where is the Meeting?

A.	The Meeting will take place at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 on July 22, 2026 at 9:00 a.m. (Vancouver time).

Q.	Who can attend and vote at the Meeting and what is quorum for the Meeting?

A.	Only Shareholders shown on the shareholder register of the Company, or their duly appointed proxyholders, as at the close of business (Vancouver time) on June 15, 2026, the Record Date for the Meeting, are entitled to receive notice of the Meeting, and attend and vote at the Meeting, or any adjournment or postponement thereof.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Pursuant to the Interim Order, the quorum for the transaction of business at the Meeting will be two persons present in person, each being a Shareholder entitled to vote thereat, or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Company Shares.

Q.	How many Company Shares are entitled to vote?

A.	As of the Record Date, there were 375,312,739 Company Shares outstanding and entitled to vote at the Meeting. You are entitled to one vote for each Company Share that you own as of the Record Date.

Q.	What if I acquire ownership of Company Shares after the Record Date?

A.	You will not be entitled to vote Company Shares acquired after the Record Date on the Arrangement Resolution. Only persons owning Company Shares as of the close of business (Vancouver time) on the Record Date are entitled to vote their Company Shares on the Arrangement Resolution.

Q.	Who is soliciting my proxy?

A.	Your proxy is being solicited by management of the Company. The Circular and a form of proxy is furnished in connection with that solicitation. It is expected that the solicitation of proxies by or on behalf of management of the Company will primarily be by mail and electronic means, but proxies may also be solicited by or on behalf of management of the Company by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of the Company.

In addition, the Company has engaged Laurel Hill Advisory Group as its proxy solicitation agent and shareholder communications advisor to assist the Company in the solicitation of proxies from Shareholders with respect to the matters to be considered at the Meeting. All costs of the solicitation of proxies for the Meeting will be borne by the Company.

Shareholders who have questions about the information in the Circular or need assistance with voting may contact Laurel Hill Advisory Group by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

Q.	How can I vote?

A.	There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder or a Non-Registered Shareholder.

•	Registered Shareholders: You must be a Registered Shareholder at the close of business (Vancouver time) on the Record Date to vote. You may vote in person or in advance of the Meeting by proxy, mail, phone or on the Internet.

•	Non-Registered Shareholder: You may vote or appoint a proxy using the VIF provided to you. Your vote or proxy appointment will be submitted by your bank, trust company, securities broker, trustee, custodian or other nominee who holds Company Shares on your behalf to the Company

	Registered Shareholders	Non-Registered Shareholders
	Company Shares held in own name and represented by a physical certificate or DRS.	Company Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

For more information, please see “How do I appoint a third party as my proxyholder?” below, and “Part IX – General Proxy Matters – Appointment of Proxyholders” and “Part IX – General Proxy Matters – Advice to Non-Registered Shareholders” in the Circular.

Q.	How do I know if I am a Registered Shareholder or a Non-Registered Shareholder

A.	You may own Company Shares in one or both of the following ways:

•	If you are in possession of a physical share certificate or DRS Advice, you are a Registered Shareholder and your name and address are known to us through Computershare, our transfer agent.

•	If you own Company Shares through an Intermediary, you are a Non-Registered Shareholder and you will not have a physical share certificate or any DRS Advice. In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most Shareholders are Non-Registered Shareholders. If you are a Non-Registered Shareholder, meaning your Company Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer, other financial institution or Intermediary, or depository, such as CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms) or Cede & Co. (the registration name for DTC, which acts as nominee for many United States brokerage firms), of which an Intermediary is a participant. Intermediaries have obligations to forward the Meeting materials to Non-Registered Shareholders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Q.	How can I vote if I am a Non-Registered Shareholder?

A.	Fill in the VIF you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

Only Registered Shareholders, and duly appointed proxyholders, including Non-Registered Shareholders who have duly appointed themselves as proxyholder and registered their appointment with Computershare, our transfer agent, are permitted to attend and vote at the Meeting.

To attend and vote at the Meeting, Non-Registered Shareholders should insert their name or their chosen representative’s name (who need not be a Shareholder) in the blank space provided in the VIF and follow the instructions on returning the form.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

See “How do I appoint a third party as my proxyholder?” below for more information on how Non-Registered Shareholders can appoint third parties as proxyholders and vote their Company Shares.

Q.	How do I vote if I am both a Registered Shareholder and a Non-Registered Shareholder?

A.	Should you hold some Company Shares as a Registered Shareholder and others as a Non-Registered Shareholder, you will have to use both voting methods described above.

Q.	If my Company Shares are held in the name of an Intermediary, will they automatically vote my Company Shares for me?

A.	No. Specific voting instructions must be provided. See “How can I vote if I am a Non-Registered Shareholder?” above.

Q.	How do I appoint a third party as my proxyholder?

A.	The following applies to Registered Shareholders who wish to appoint a person other than the management nominees set forth in the form of proxy as proxyholder, AND Non-Registered Shareholders who wish to appoint themselves (or a person other than the management nominees) as proxyholder to attend, participate in and vote at the Meeting.

You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Shareholder or the person designated in the enclosed form(s). Simply indicate the person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare within the time hereinafter specified for receipt of proxies.

Shareholders who wish to appoint a third-party proxyholder to attend, participate in and vote at the Meeting as their proxy and vote their Company Shares MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third-party proxyholder in accordance with the instructions provided in the proxy or VIF, as applicable.

If you are a Non-Registered Shareholder and wish to attend, participate in and vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

To vote your Company Shares, your proxyholder must attend and vote at the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy. In order to be valid, you must return the completed form of proxy 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment or postponement thereof to our transfer agent, Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department. The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

Q.	Who votes my Company Shares and how will they be voted if I return a form of proxy?

A.	On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the Company Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for. If a Shareholder specifies a choice with respect to any matter to be acted upon, such Shareholder’s Company Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified and any amendment to or variation of any matter identified therein and any other matter that properly comes before the Meeting.

If a Shareholder does not specify a choice in the proxy and the Shareholder has appointed one of the management nominees named in the accompanying form of proxy, the management nominee will vote the Company Shares represented by the proxy FOR the Arrangement Resolution.

Q.	What if my Company Shares are registered in more than one name or in the name of a corporation?

A.	If your Company Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Company Shares are registered in a corporation’s name or any name other than your own, then you must provide documents proving your authorization to sign the form of proxy for that company or name. If you receive more than one proxy form because you own Company Shares registered in different names or addresses, each proxy form needs to be completed and returned or voted online or by phone. For any questions about the proper supporting documents, contact Laurel Hill Advisory Group before submitting your form of proxy by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

Q.	What if amendments are made to this matter or if other matters of business are brought before the Meeting?

A.	If you attend the Meeting and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned the accompanying form of proxy, the nominees named in the accompanying form of proxy will vote or withhold from voting the Company Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified and any amendment to or variation of any matter identified therein and any other matter that properly comes before the Meeting.

As of the date of the Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting but, if any amendment, variation or other matter properly comes before the Meeting, each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.

Q.	When is the cut-off time for delivery of proxies?

A.	Proxies sent by mail or courier must be delivered to Computershare, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment or postponement of the Meeting, the proxy cut-off time is 9:00 a.m. (Vancouver time) on July 20, 2026. Assuming no adjournment or postponement of the Meeting, online votes submitted via the internet at www.investorvote.com must also be submitted by 9:00 a.m. (Vancouver time) on July 20, 2026. The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

A Non-Registered Shareholder exercising voting rights through an Intermediary should consult the VIF from such Non-Registered Shareholder’s Intermediary as the Intermediary may have earlier deadlines.

Q.	Can I change my vote after I submitted a signed proxy?

A.	Yes. If you want to change your vote after you have delivered a proxy, you can do so by submitting a new, later dated, proxy before the proxy cut-off time.

Q.	How can I revoke my proxy?

A.	If a Registered Shareholder revokes their proxy and does not replace it with another that is deposited before the deadline, they can still vote their Company Shares, but to do so they must attend the Meeting and follow the procedures for voting at the Meeting.

If a Registered Shareholder changes their vote by submitting a new, later dated, proxy before the proxy deadline, such change will revoke any previous proxy filed by such Registered Shareholder.

A Registered Shareholder can also revoke a proxy by: (a) executing a valid notice of revocation or other instrument in writing which indicates, clearly, that the Registered Shareholder wants to revoke their proxy, by the Registered Shareholder or such holder’s authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the notice of revocation or other instrument in writing to Computershare at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department or to the address of the registered office of the Company at Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8 no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) or to the Chair on the day of the Meeting or any reconvening thereof; or (b) personally attending the Meeting and voting their Company Shares thereat; or (c) revoking their proxy in any other manner permitted by law. If a Registered Shareholder casts a vote at the Meeting, such Registered Shareholder will revoke a previously submitted proxy. Registered Shareholders who do not wish to revoke a previously submitted proxy, should not vote during the Meeting.

Only Registered Shareholders have the right to directly revoke a proxy. Non-Registered Shareholders should follow instructions provided to them by their Intermediary on how to revoke their VIF and what procedures they need to follow. The change or revocation of a VIF by a Non-Registered Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the VIF by the Intermediary or its service company to ensure it is effective.

Q.	What do I need to do now?

A.	Carefully read and consider the information contained in, and incorporated by reference into, the Circular. You are required to make an important decision regarding your investment. If you have any questions about deciding how to vote, you should contact your own financial, legal, tax or other professional advisor. Your vote is important and you are encouraged to vote well in advance of the proxy cut-off time at 9:00 a.m. (Vancouver time) on July 20, 2026 to ensure your Company Shares are voted at the Meeting.

Q.	Should I send in my proxy now?

A.	Yes. Once you have carefully read and considered the information in the Circular, you should complete and submit the enclosed form of proxy or VIF. You are encouraged to vote well in advance of the proxy cut-off time at 9:00 a.m. (Vancouver time) on July 20, 2026 to ensure your Company Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

Q.	Who is responsible for counting and tabulating the votes by proxy?

A.	Votes by proxy are counted and tabulated by Orla’s transfer agent, Computershare.

Q.	What if I have other questions?

A.	Shareholders that have questions regarding the Meeting, the Circular or the matters described herein or require further assistance are encouraged to contact Orla’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including in the section entitled “Summary Information”.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from, or public announcement of intention by, any person (other than a Party or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, disposition, lease, license, joint venture, royalty, stream, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale or disposition, direct or indirect, of: (a) the assets of a Party and/or one or more of its subsidiaries (including shares of subsidiaries of such Party) that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); or (b) 20% or more of any voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); (ii) any take-over bid, tender offer, treasury issuance, exchange offer or other offer for any class of voting or equity securities of a Party that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of a Party; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party);

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated hereby, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

“affiliate” except where otherwise indicated, has the meaning ascribed to such term in NI 45-106;

“allowable capital loss” has the meaning ascribed thereto in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Amalco” has the meaning ascribed thereto in “Part II – The Arrangement – Arrangement Steps”;

“Amalco Shares” means common shares in the capital of Amalco;

“Amalgamation” has the meaning ascribed thereto in “Part II – The Arrangement – Arrangement Steps”;

“AISC” has the meaning ascribed thereto in “General Information – Non-IFRS Financial Performance Measures”;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Company and Equinox, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of May 12, 2026 between the Company and Equinox, including all schedules annexed thereto, as the same may be amended, supplemented, or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution to be considered and, if deemed advisable, passed, with or without variation, by the Shareholders at the Meeting to approve the Arrangement, to be in substantially the form set forth in Appendix A, “Arrangement Resolution” to this Circular;

“Articles of Arrangement” means the articles of arrangement to be filed in connection with the Arrangement and required by subsection 192(6) of the CBCA, such articles to be filed with the Director after the Final Order has been granted, giving effect to the Arrangement, and which shall be in a form and content satisfactory to the Company and Equinox, each acting reasonably;

“associate” has the meaning ascribed to such term in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia);

“Blakes” means Blake, Cassels & Graydon LLP;

“BMO” means BMO Nesbitt Burns Inc.;

“BMO Fairness Opinion” means the fairness opinion of BMO dated May 12, 2026 addressed to the Equinox Board to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox;

“Board” means the board of directors of the Company;

“Board Recommendation” means the unanimous determination of the Board, after receiving financial and legal advice, the Fairness Opinions and the unanimous recommendation of the Special Committee, that the Arrangement is in the best interests of the Company and fair to the Shareholders and the unanimous recommendation of the Board to Shareholders that they vote for the Arrangement Resolution;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” or “business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

“Camino Rojo Mine” means the Camino Rojo oxide gold mine and the Camino Rojo sulfide development project located in Zacatecas, Mexico, owned and operated by Minera Camino Rojo S.A. de C.V., a wholly-owned Material Subsidiary of the Company;

“Camino Rojo Report” means the technical report on the Camino Rojo Mine prepared by Andrew Boushy, P. Eng. and David Frost, FAusIMM, from DRA Americas Inc., Caleb Cook, P.E., from Kappes, Cassiday & Associates, Marie-Christine Gosselin, P.Geo., Frank Palkovits, P.Eng., Luis Vasquez, P.Eng. and James (Jim) Theriault, P.Eng., all from SLR Consulting (Canada) Ltd, Sylvain Guerard, P.Geo. and Stephen Ling, P.Eng. from the Company, Andrew Kelly, P.Eng., from Blue Coast Research Ltd., and Patrick McCann, P.Eng., from Entech Mining Ltd., entitled “NI 43-101 Technical Report, Camino Rojo Project, Zacatecas State, Mexico”, dated March 18, 2026, with an effective date of September 30, 2025;

“Canadian Competition Approval” means, in connection with the transactions contemplated by the Arrangement Agreement, either (a) the applicable waiting period under section 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter, or (b) the Commissioner shall have issued an Advance Ruling Certificate;

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

“Canadian Securities Regulators” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“Cash Consideration” means US$0.0001 per Company Share, without interest;

“Cassels” means Cassels Brock & Blackwell LLP;

“Castle Mountain Gold Project” means Equinox’s 100%-owned development stage Castle Mountain Gold Project in California, USA;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Chair” means the Person responsible for overseeing and facilitating the Meeting;

“Change in Recommendation” means, a situation wherein either Party shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries: (i) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (ii) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal; (iii) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, such Party’s board recommendation; (iv) if an Acquisition Proposal has been publicly disclosed in respect of a Party, that Party fails to publicly recommend against such Acquisition Proposal within five (5) business days after the other Party’s written request that the Party or the Party’s board of directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to such Party, such rejection of such Acquisition Proposal) and reaffirm the Party’s board recommendation within such five (5) business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last five (5) days prior to the Meeting (in the case of an Acquisition Proposal in respect of the Company) or the Equinox Meeting (in the case of an Acquisition Proposal in respect of Equinox), as applicable, the Party in respect of which the Acquisition Proposal is made fails to take the actions referred to in this clause (iv), with references to the applicable five (5) business day prior to being replaced with three (3) business days), (v) fail to include the Party’s board recommendation in the Circular or the Equinox Circular, respectively, (vi) make any public announcement or take any other action inconsistent with the recommendation of the Equinox Board to approve the Arrangement, in the case of Equinox, or the Board, in the case of the Company, (vii) approve or authorize, or cause or permit the Party or its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement); or (viii) commit or agree to do any of the foregoing (any act by a Party described in clauses (i) to (viii) inclusive (to the extent related to the foregoing clauses (i) to (vii) inclusive));

“CIBC” means CIBC World Markets Inc.;

“CIBC Fairness Opinion” means the fairness opinion of CIBC dated May 12, 2026 addressed to the Equinox Board to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox;

“CIM” has the meaning ascribed thereto in “General Information – Scientific and Technical Information”;

“CIM Definition Standards” has the meaning ascribed thereto in “General Information – Scientific and Technical Information”;

“Circular” means the Notice of Special Meeting and this management information circular of the Company, dated June 19, 2026 (including all schedules, appendices and exhibits hereto), and information incorporated by reference herein, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

“CNA” means the National Antitrust Commission (Comisión Nacional Antimonopolio) of Mexico;

“CNA Approval” means the unconditional approval or clearance of the transactions contemplated in the Arrangement Agreement issued by CNA, or its tacit approval (due to the statutory term for purposes of issuing the approval elapsing) pursuant to the provisions set forth in Mexican Antitrust Law, having not been modified or withdrawn prior to the Effective Time;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combined Company” means Equinox after giving effect to the Arrangement;

“Combined Company Board” means the board of directors of the Combined Company;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition, and shall include the Competition Bureau;

“Company” or “Orla” means Orla Mining Ltd., a corporation existing under the laws of Canada;

“Company AIF” means the annual information form of the Company for the year ended December 31, 2025 dated March 19, 2026, which is incorporated by reference into this Circular;

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended December 31, 2025 and 2024, including the auditor’s reports thereon and the notes thereto;

“Company Annual MD&A” means the management’s discussion and analysis on the financial condition and results of operations of the Company for the year ended December 31, 2025;

“Company Benefit Plans” means, collectively, all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, the Company or any such Material Subsidiary or in respect of which the Company or any of its Material Subsidiaries has any actual or potential liability;

“Company Bonus Share Agreement” means the bonus share agreement dated July 14, 2017 between the Company and Charles Jeannes;

“Company Bonus Shares” means 500,000 Company Shares issuable pursuant to the Company Bonus Share Agreement;

“Company Convertible Securities” means the Company Options, Company Warrants, Company RSUs, Company PSUs, Company DSUs, Company Notes and Company Bonus Shares;

“Company Disclosure Letter” means the disclosure letter dated May 12, 2026 regarding the Arrangement Agreement that was executed by the Company and delivered to Equinox concurrently with the execution of the Arrangement Agreement;

“Company DSU Plan” means the deferred share unit plan of the Company effective June 27, 2018 and amended June 12, 2019;

“Company DSUs” means a deferred share unit issued pursuant to the Company DSU Plan;

“Company Financial Statements” means the Company Annual Financial Statements and the Company Interim Financial Statements;

“Company Incentive Securities” means Company Options, Company RSUs, Company DSUs and Company PSUs;

“Company Interim Financial Statements” means the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2026 and 2025;

“Company Interim MD&A” means the management’s discussion and analysis on the financial condition and results of operations of the Company for the three months ended March 31, 2026;

“Company Locked-up Shareholders” means each of the senior officers and directors of the Company and certain other Company Shareholders identified in the Company Disclosure Letter;

“Company Noteholder” means a holder of one or more Company Notes;

“Company Notes” means the outstanding 5-year unsecured convertible notes issued by the Company on February 28, 2025;

“Company Optionholder” means the holders of Company Options;

“Company Options” means outstanding options to acquire Company Shares granted under the Company Stock Option Plan;

“Company Private Placement Warrants” means the Company Share purchase warrants issued on February 28, 2025 by the Company in connection with the private placement of the Company Notes;

“Company Properties” means the Camino Rojo Mine, Musselwhite Mine and South Carlin Complex (including the South Railroad Project), each as more particularly described in the Company Public Disclosure Record;

“Company PSU” means performance share units granted pursuant to the Company PSU Plan;

“Company PSU Holder” means a holder of one or more Company PSUs;

“Company PSU Plan” means the performance share unit plan of the Company effective March 27, 2023 and amended March 30, 2024 and December 18, 2025;

“Company Public Disclosure Record” means all documents and information required to be filed or furnished, as applicable, by the Company under applicable Securities Laws on SEDAR+ or pursuant to the U.S. Exchange Act, during the three years prior to the date of the Arrangement Agreement;

“Company RSU” means a restricted share unit issued pursuant to the Company RSU Plan;

“Company RSU Holder” means a holder of one or more Company RSUs;

“Company RSU Plan” means the restricted share unit plan of the Company effective April 2, 2020 and amended on June 24, 2025;

“Company Shareholder Approval” means the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting;

“Company Shares” means the common shares in the capital of the Company;

“Company Stock Option Plan” means the stock option plan of the Company effective December 6, 2016 and amended May 24, 2018, June 12, 2019 and June 24, 2025;

“Company Technical Reports” means the Musselwhite Report, the Camino Rojo Report and the South Railroad Report;

“Company Voting Agreements” means the voting and support agreements (including all amendments thereto) between Equinox and the Company Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Company Shares in favour of the Arrangement Resolution;

“Company Warrant Certificates” means (i) the warrant certificates, as amended, each dated February 28, 2025, representing the Company Private Placement Warrants; and (ii) the warrant certificates, as amended, each dated December 18, 2019, representing the Trinity Warrants;

“Company Warrantholder” means a holder of one or more Company Warrants;

“Company Warrants” means Company Share purchase warrants issued under the terms of the Company Warrant Certificates;

“Competition Act” shall mean the Competition Act (Canada) and the regulations promulgated thereunder;

“Competition Challenge” has the meaning ascribed thereto in “Part II – The Arrangement – Key Regulatory Approvals – Canadian Competition Approval”;

“Computershare” means Computershare Investor Services Inc.; in its capacity as registrar and transfer agent of the Company Shares;

“Concession” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns or has a right or option to acquire or use;

“Confidentiality Agreement” means the agreement between Equinox and the Company dated February 27, 2026 pursuant to which Equinox has been provided with access to confidential information of the Company and the Company has been provided with access to confidential information of Equinox;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement for each Company Share that is issued and outstanding immediately prior to the Effective Time, consisting of the Consideration Shares, being 1.00 Equinox Share for each Company Share, and the Cash Consideration, being US$0.0001 in cash for each Company Share;

“Consideration Shares” means the Equinox Shares to be issued as Consideration pursuant to the Arrangement (including, for certainty, Consideration Shares issuable for Company Shares issued on settlement of the Company DSUs and the Company RSUs pursuant to the Plan of Arrangement);

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which the Company or Equinox or any of their respective subsidiaries is a party or by which the Company or Equinox or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Controlling Individual” has the meaning given to it in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“CSA” means the Canadian Securities Administrators;

“Demand for Payment” has the meaning ascribed thereto in “Part II – The Arrangement – Right to Dissent”;

“De Minimis Exclusion” has the meaning ascribed thereto in “Part II – The Arrangement – Securities Law Matters – Canada – MI 61-101”;

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by each of the Parties and acting as depositary in relation to the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissenting Shareholder” means a Registered Shareholder as of close of business on the Record Date who has (i) duly and validly exercised their Dissent Rights in strict compliance with the Dissent Procedures, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, and (ii) not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissent Notice” means the written objection of a Registered Shareholder to the Arrangement Resolution submitted to the Company in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedures set out in Section 190 of the CBCA (which is attached as Appendix M, “Section 190 of the Canada Business Corporations Act” to this Circular), as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, as described under “Part II – The Arrangement – Right to Dissent”;

“Dissent Rights” means the rights of dissent exercisable by a Registered Shareholder as of the Record Date in respect of the Arrangement as set out in Section 190 of the CBCA (which is attached as Appendix M, “Section 190 of the Canada Business Corporations Act” to this Circular), as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights in strict compliance with the Dissent Procedures (provided that Dissent Rights of such Dissenting Shareholder has not terminated or ceased to apply to such Company Shares);

“DPSP” has the meaning ascribed thereto in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“DRS” means direct registration system;

“DRS Advice” means the direct registration system advices representing Company Shares or Equinox Shares, as applicable;

“DTC” means The Depository Trust Company;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, unless a different time on the Effective Date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

“El Limon Complex” means Equinox’s 100%-owned El Limon underground and open pit gold mining operations located in northwestern Nicaragua, approximately 100 km northwest of Managua;

“Elected Amount” has the meaning ascribed thereto in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Company Shares for the Consideration – Section 85 Election”;

“Eligible Holder” means a beneficial owner of Company Shares immediately prior to the Effective Time (other than a Shareholder that duly and validly exercises Dissent Rights in respect of all Company Shares held by that Shareholder and has not withdrawn or been deemed to have withdrawn such Dissent Rights) who is: (a) a resident of Canada for purposes of the Tax Act and any applicable income tax treaty (other than a Tax Exempt Person), (b) an Eligible Non-Resident Holder, or (c) a partnership any member of which is described in (a) or (b);

“Eligible Non-Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time (other than a Shareholder that duly and validly exercises Dissent Rights in respect of all Company Shares held by that Shareholder and has not withdrawn or been deemed to have withdrawn such Dissent Rights) who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty and whose Company Shares constitute “taxable Canadian property” (as defined in the Tax Act) and are not “treaty-protected property” (as defined in the Tax Act);

“Eligible Non-Resident Holder” has the meaning given to it in “Part V — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada – Exchange of Company Shares for the Consideration and Subsequent Dispositions of Consideration Shares”;

“Eligible Resident Holder” has the meaning ascribed thereto in “Part V — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Exchange of Company Shares for the Consideration – Section 85 Election”;

“Equinox” means Equinox Gold Corp., a corporation existing under the Laws of British Columbia;

“Equinox AIF” means the annual information form of Equinox for the year ended December 31, 2025 dated March 30, 2026, which is incorporated by reference into this Circular;

“Equinox Annual Financial Statements” means the audited consolidated financial statements of Equinox as at, and for the years ended, December 31, 2025 and 2024, including the auditor’s report thereon and the notes thereto;

“Equinox Annual MD&A” means the management’s discussion and analysis on the financial condition and results of operations of Equinox for the year ended December 31, 2025;

“Equinox Benefit Plans” means, collectively, all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Equinox or any such Material Subsidiary or in respect of which Equinox or any of its Material Subsidiaries has any actual or potential liability;

“Equinox Board” means the board of directors of Equinox as the same is constituted from time to time;

“Equinox Board Recommendation” means the unanimous determination of the Equinox Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Equinox and the unanimous recommendation of the Equinox Board to the Equinox Shareholders that they vote for the Equinox Shareholder Resolution;

“Equinox Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto), and information incorporated by reference therein, to be sent to the Equinox Shareholders in connection with the Equinox Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

“Equinox Convertible Notes” means, collectively, the 2023 Convertible Notes and the 2025 Convertible Notes, as amended, each as defined in the Equinox Public Disclosure Record;

“Equinox Disclosure Letter” means the disclosure letter dated May 12, 2026 regarding the Arrangement Agreement that was executed by Equinox and delivered to the Company concurrently with the execution of the Arrangement Agreement;

“Equinox Financial Statements” means Equinox’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2025 and 2024 and unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2026, including the notes thereto;

“Equinox Holdco” means a corporation incorporated under the federal laws of Canada prior to the Effective Date, and which will be, when incorporated, a wholly-owned subsidiary of Equinox;

“Equinox Holdco Shares” means common shares in the capital of Equinox Holdco;

“Equinox Interim Financial Statements” means the unaudited condensed financial statements as at and for the three months ended March 31, 2026, including the notes thereto;

“Equinox Interim MD&A” means the management’s discussion and analysis of Equinox dated May 6, 2026, for the three months ended March 31, 2026;

“Equinox Locked-up Shareholders” means each of the senior officers and directors of Equinox;

“Equinox Meeting” means the special meeting of the Equinox Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law for the purpose of considering and, if thought appropriate, approving the Equinox Shareholder Resolution;

“Equinox Options” means the outstanding options to purchase Equinox Shares granted under the Calibre Mining Corp. stock option plan and the Marathon Gold Corporation stock option plan;

“Equinox Projections” has the meaning ascribed thereto in “Part IV – Risk Factors – Risk Factors Related to the Arrangement”;

“Equinox Properties” means the Mesquite Gold Mine, the Castle Mountain Gold Project, the Los Filos Mining Complex, the El Limon Complex, the La Libertad Complex, the Valentine Gold Mine and the Greenstone Gold Mine, each as more particularly described in the Equinox Public Disclosure Record;

“Equinox PSU” means a performance-based restricted share unit issued pursuant to the Equinox Restricted Share Unit Plan;

“Equinox Public Disclosure Record” means all documents and information required to be filed or furnished, as applicable, by Equinox under applicable Securities Laws on SEDAR+ or pursuant to the U.S. Exchange Act, during the three years prior to the date of the Arrangement Agreement;

“Equinox Restricted Share Unit Plan” means the restricted share unit plan of Equinox adopted by the Equinox Shareholders on May 1, 2025, as amended;

“Equinox RSU” means a restricted share unit issued pursuant to the Equinox Restricted Share Unit Plan;

“Equinox Shareholder” means a holder of one or more Equinox Shares;

“Equinox Shareholder Approval” means the approval of the Equinox Shareholder Resolution by a simple majority of the votes cast in respect of the Equinox Shareholder Resolution by Equinox Shareholders present in person or by proxy at the Equinox Meeting, as required by the rules of the TSX;

“Equinox Shareholder Resolution” means the ordinary resolution of the holders of outstanding Equinox Shares approving the issuance of the Consideration Shares pursuant to the Arrangement;

“Equinox Shares” means the common shares in the capital of Equinox;

“Equinox Technical Reports” means the Greenstone Report and the Valentine Report;

“Equinox Voting Agreements” means the voting and support agreements (including all amendments thereto) between the Company and the Equinox Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Equinox Shares in favour of the Equinox Shareholder Resolution;

“Equinox Warrant Certificates” means the warrant certificates, as amended, each dated March 4, 2025, representing the common share purchase warrants previously issued by Calibre Mining Corp. and assumed as part of Equinox’s acquisition of Calibre Mining Corp.;

“Equinox Warrants” means the Equinox Share purchase warrants issued under the terms of the Equinox Warrant Certificates;

“Exchange Ratio” means a ratio equal to 1.00 Equinox Share for each Company Share;

“Exchanges” means the TSX and the NYSE American, as applicable;

“Executive” has the meaning set forth in “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”;

“Executive Employment Agreements” has the meaning set forth in “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”;

“Fairness Opinions” means the Scotiabank Fairness Opinion and the Fort Capital Fairness Opinion;

“Fasken” means Fasken Martineau DuMoulin LLP;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, approving the Arrangement, in form and substance acceptable to the Company and Equinox, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both the Company and Equinox, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and Equinox, each acting reasonably);

“Foreign Tax Credit Regulations” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“Former Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Fort Capital” means Fort Advisory Partners;

“Fort Capital Fairness Opinion” means the fairness opinions of Fort Capital dated May 12, 2026 addressed to the Board and the Special Committee to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any stock exchange, including the Exchanges; or (e) any government-run, government-owned, or government-controlled entity;

“Greenstone Gold Mine” means Equinox’s 100%-owned producing Greenstone Gold Mine in Ontario, Canada;

“Greenstone Report” means the technical report for the Greenstone Gold Mine entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” dated March 30, 2026, with an effective date of December 31, 2025, prepared by Alex Thompson, P.Geo., Niel de Bruin, P.Geo., Kelly Boychuk, P. Eng., Philippe Lebleu, P. Eng., Scott Davidson, P. Geo., all from Equinox and Neil Lincoln, P. Eng., independent metallurgical consultant;

“Holder” has the meaning given to it in “Part V – Certain Canadian Federal Income Tax Considerations”;

“IAS 34” means International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board;

“IFRS Accounting Standards” means IFRS Accounting Standards as issued by the International Accounting Standards Board;

“Independent Committee Exclusion” has the meaning ascribed thereto in “Part II – The Arrangement – Securities Law Matters – Canada – MI 61-101”;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Equinox Shares issuable as Consideration pursuant to the Arrangement, made pursuant to Section 192 of the CBCA following the application contemplated by the Arrangement Agreement, in form and substance acceptable to both the Company and Equinox, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Company and Equinox, each acting reasonably);

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“IRS” means the U.S. Internal Revenue Service;

“Key Regulatory Approvals” means the Canadian Competition Approval, the CNA Approval and the other regulatory approvals described in the Arrangement Agreement, including the approval of the TSX of the delisting of the Company Shares following completion of the Arrangement and the approval of the listing and posting for trading on the NYSE American, in the case of the TSX subject only to satisfaction of the standard listing conditions, of the Equinox Shares issuable in connection with the Arrangement;

“La Libertad Complex” means Equinox’s 100%-owned La Libertad underground and open pit gold mining operations, with ore processing at the processing plant located 110 km due east of Managua, Nicaragua;

“Laurel Hill Advisory Group” means the proxy solicitation agent and shareholder communications advisor retained by the Company;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal being delivered by the Company to the Registered Shareholders providing for the delivery of Company Shares to the Depositary in exchange for the Consideration;

“LFCE” has the meaning ascribed thereto in “Part II – The Arrangement – Key Regulatory Approvals – CNA Approval”;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, other than Permitted Liens;

“Los Filos Mining Complex” means Equinox’s 100%-owned Los Filos mine complex in Guerrero State, Mexico;

“Mark-to-Market Election” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“Material Adverse Effect” means in respect of any the Company or Equinox, as applicable, any change, effect, event, occurrence or state of facts that either individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event, occurrence or state of facts resulting from or relating to: (i) the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated thereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of such Party with its customers, suppliers, service providers and employees); (ii) changes in general economic, securities, financial, banking or currency exchange markets including, without limitation, the imposition or adjustment of tariffs provided that such changes do not have a materially disproportionate effect on that person relative to comparable gold mining companies; (iii) any change in IFRS Accounting Standards or changes in applicable regulatory accounting requirements applicable to the industries in which such Party conducts business, or that results from any action taken for the purpose of complying with any of the foregoing; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (v) changes or developments affecting the gold mining industry generally or gold prices (on a current or forward basis), provided that such changes do not have a materially disproportionate effect on that person relative to comparable gold mining companies; (vi) generally applicable changes in applicable Law provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (viii) changes in political or civil conditions in any jurisdiction in which such person’s assets and/or its business and operations are located provided that such changes do not have a materially disproportionate effect on that person relative to comparable gold mining companies; (ix) any change or development in political policy conditions in Canada, U.S., Mexico or Nicaragua provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (x) any decrease in the market price or any decline in the trading volume of that person’s common shares on the Exchanges (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Effect has occurred); (xi) any actions taken or omitted to be taken by such person pursuant to the Arrangement Agreement to obtain any approvals, consents, registrations, permits, or authorizations for the completion of the transactions contemplated by the Arrangement Agreement; and (xii) any other changes agreed in writing by the Parties, provided, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Equinox Properties or the Company Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $20 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $20 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $20 million over the remaining term of the Contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to the Company, includes the Material Contracts described in the Company Disclosure Letter and, with respect to Equinox, includes the Material Contracts described in the Equinox Disclosure Letter;

“Material Employees” means senior management and executive officers as set out in the Equinox Disclosure Letter and the Company Disclosure Letter, as applicable;

“material fact” has the meaning ascribed to such term in the Securities Act provided, that with respect to any documents filed or furnished by Equinox or Orla with or to the SEC, “material fact” means a fact that is “material”, where “material” has the meaning ascribed thereto under the U.S. Exchange Act;

“Material Subsidiary” means, in the case of the Company, those subsidiaries of Orla described in the Company Disclosure Letter as being Material Subsidiaries of the Company and, in the case of Equinox, those subsidiaries of Equinox described in the Equinox Disclosure Letter as being Material Subsidiaries of Equinox;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if thought appropriate, approve the Arrangement Resolution;

“Mesquite Gold Mine” means Equinox’s 100%-owned producing Mesquite Gold Mine in California, USA;

“Mexican Antitrust Law” means the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) or the applicable Mexican Law that replaces it;

“Mexico” means the United Mexican States;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the CSA;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“MLI” has the meaning given to it in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on Consideration Shares”;

“Musselwhite Mine” or “Musselwhite” means Orla’s 100%-owned Musselwhite gold mine, an underground mine in Ontario, Canada;

“Musselwhite Report” means the technical report on the Musselwhite Mine prepared by Ryan Wilson, P.Geo., David Frost, FAusIMM, Daniel M. Gagnon, P. Eng., all from DRA Americas Inc., James (Jim) Theriault, P.Eng., from SLR Consulting (Canada) Ltd., Paul Gauthier, P.Eng., Paul Palmer, P.Eng. and William Richard (Rick) McBride, P.Eng., all from WSP Canada Inc., entitled “Technical Report, Musselwhite Mine, Ontario, Canada”, dated December 20, 2024, with an effective date of November 18, 2024;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the CSA;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the CSA;

“NI 45-102” means National Instrument 45-102 – Resale of Securities of the CSA;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the CSA;

“No Action Letter” means written confirmation from the Commissioner that he or she does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated hereby, such written confirmation having not been modified or withdrawn prior to the Effective Time;

“NOBOs” means “non-objecting beneficial owners” and refers to Non-Registered Shareholders who have not objected to their nominee disclosing certain ownership information about themselves to the Company;

“Non-Approving Party” has the meaning ascribed thereto under the heading “Part III – The Arrangement Agreement – Expenses and Termination Fees – Termination Fee”;

“non-IFRS measures” has the meaning ascribed thereto in “General Information – Non-IFRS Financial Performance Measures”;

“Non-Registered Shareholders” means Shareholders that do not hold their Company Shares in their own name and whose Company Shares are held through an Intermediary;

“Non-Resident Dissenting Holder” has the meaning given to it in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Holders Not Resident in Canada”;

“Non-Resident Holder” has the meaning given to it in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Special Meeting” means the Notice of Special Meeting of Shareholders, which accompanies this Circular;

“Notifiable Transactions” has the meaning ascribed thereto in “Part II – The Arrangement – Key Regulatory Approvals – Canadian Competition Approval”;

“Notification” has the meaning ascribed thereto in “Part II – The Arrangement – Key Regulatory Approvals – Canadian Competition Approval”;

“NYSE American” mean the NYSE American Stock Exchange;

“OBOs” means “objecting beneficial owners” and refers to those Non-Registered Shareholders who have objected to their nominee disclosing ownership information about themselves to the Company;

“Offer to Pay” has the meaning ascribed thereto in “Part II – The Arrangement – Right to Dissent”;

“ordinary course of business” or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Orla Projections” has the meaning ascribed thereto in “Part IV – Risk Factors – Risk Factors Related to the Arrangement”;

“Outside Date” means November 12, 2026 or such later date as may be agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

“Party” means any of the Company or Equinox, as the case may be, and “Parties” means both of them, collectively;

“PCAOB” means the Public Company Accounting Oversight Board (United States);

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Permitted Liens” means, with respect to the Company, the Permitted Liens described in the Company Disclosure Letter and, with respect to Equinox, the Permitted Liens described in the Equinox Disclosure Letter;

“Pershimco” has the meaning ascribed thereto in “Part VII – Information Concerning the Parties to the Arrangement – Information Concerning Orla”;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and content set out in Appendix D, “Plan of Arrangement” to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto under the heading “Part III – The Arrangement Agreement – Covenants – Pre-Acquisition Reorganization”;

“Projections” has the meaning ascribed thereto in “Part IV – Risk Factors – Risk Factors Related to the Arrangement”;

“Proposed Amendments” has the meaning ascribed thereto in “Part V – Certain Canadian Federal Income Tax Considerations”;

“proposed PFIC Regulations” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“QEF” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“QEF Election” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“Qualified Person” means a “qualified person” within the meaning given to such term in NI 43-101;

“Receiving Party” has the meaning ascribed thereto in “Part III – The Arrangement Agreement – Non-Solicitation and Right to Match – Superior Proposal and Right to Match”;

“Record Date” means June 15, 2026;

“Registered Plan” has the meaning ascribed thereto in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“Registered Shareholder” means, as applicable, the person whose name appears on the registers of the Company as the owner of Company Shares;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Reorganization” has the meaning set forth in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“Representatives” means any officer, director, employee, representative (including any financial or other advisor) or agent of a Party or any of its subsidiaries;

“Resident Dissenting Holder” has the meaning given to it in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Holders Resident in Canada”;

“Resident Holder” has the meaning given to it in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Responding Party” has the meaning ascribed thereto in “Part III – The Arrangement Agreement – Non-Solicitation and Right to Match – Superior Proposal and Right to Match”;

“Response Period” has the meaning ascribed thereto in “Part III – The Arrangement Agreement – Non-Solicitation and Right to Match – Superior Proposal and Right to Match”;

“Returns” means all reports, forms, elections, declarations, designations, notices, filings, information statements and returns, including any amended filings, schedules, attachments, supplements, appendices and exhibits thereto, that are filed or required to be filed with any Governmental Entity in connection with any Taxes, and whether in tangible or electronic form;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“Scotiabank” means Scotia Capital Inc.;

“Scotiabank Fairness Opinion” means the fairness opinions of Scotia dated May 12, 2026 addressed to the Board and the Special Committee to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

“Section 85 Election” has the meaning ascribed thereto in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Company Shares for the Consideration – Section 85 Election”;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval+ described in National Instrument 13-103 – System for Electronic Document Analysis and Retrieval + (SEDAR+) of the CSA and available for public view at www.sedarplus.ca;

“Shareholders” means holders of one or more Company Shares;

“South Railroad Project” means Orla’s 100%-owned South Railroad project, an open-pit heap leach project in Nevada, U.S., which consists of the Dark Star and Pinion deposits situated within the land package called the “South Carlin Complex”;

“South Railroad Report” means the technical report on the South Railroad Project prepared by Matthew Sletten, P.E. and Benjamin Bermudez, P.E. from M3 Engineering and Technology Corp., Michael S. Lindholm, CPG and Thomas Dyer, P.E., Gary (Joe) Petersen, SME-RM, QP from RESPEC Company LLC, Raymond H. Walton, P.Eng., from Ray Walton Consulting Inc., Richard DeLong, QP-MMSA, RG, PG, from WestLand, a Trinity Consultants Team, Warren Black, M. Sc., P. Geo., and Michael Dufresne, M.Sc., P. Geo., from APEX Geosciences Ltd., entitled “South Railroad Project, NI 43-101 Feasibility Study Update, Elko County, Nevada”, dated February 27, 2026, with an effective date of September 30, 2025;

“Special Committee” means the special committee of independent members of the Board;

“Subpart 1300” has the meaning ascribed thereto in “General Information – Cautionary Note to United States Shareholders Concerning Estimates of Mineral Reserves and Resources”;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Subsidiary PFIC” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party or third parties acting jointly or in concert with one another after the date of the Arrangement Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (the “Target”) (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its subsidiaries, taken as a whole that is not obtained in violation of the Arrangement Agreement, or any agreement between the person making such Superior Proposal and the Target; and (i) complies with all applicable Laws; (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions; (iv) that is not subject to a due diligence or access condition (but, for greater certainty, may include a customary access covenant); (v) that is not subject to a financing condition; and (vi) in respect of which the Target’s board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, and such other factors deemed to be relevant by the board of directors of the Target, including certainty of financing, likelihood of obtaining regulatory approvals and the expected timing and likelihood of consummation, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

“Superior Proposal Agreement” has the meaning ascribed thereto in “Part III – The Arrangement Agreement – Non-Solicitation and Right to Match – Superior Proposal and Right to Match”;

“Supplemental Notes” means supplemental notes, or other appropriate instruments evidencing adjustments to the Company Notes, to be entered into by Equinox in connection with the Company Notes;

“Supplemental Warrant Certificates” means supplemental certificates, or other appropriate instruments evidencing adjustments to the Company Warrants, to be entered into by Equinox in connection with the Company Warrants;

“Supplementary Information Request” has the meaning ascribed thereto in “Part II – The Arrangement – Key Regulatory Approvals – Canadian Competition Approval”;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“taxable capital gain” has the meaning ascribed thereto in “Part V – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Taxes” means, with respect to any person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, digital services taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, ecological taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, global minimum or “Pillar 2” taxes, goods and service taxes, harmonized sales taxes, mining duties (whether assessed on explored or exploited surface area, related to mining or non-mining activities, based on sales, profits, production, volume or otherwise measured in any manner under applicable Law), contributions, duties, government charges or fees (aprovechamientos), tariffs, customs duties, surtaxes or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, any requirement to pay or repay any amount to a Governmental Entity in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment, or similar adjustment of Taxes, and any instalments in respect thereof, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes;

“Tax Exempt Person” means a person who is generally exempt from Tax on that person’s taxable income under Part I of the Tax Act;

“Tax Instruction Letter” has the meaning ascribed thereto in “Part V — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Exchange of Company Shares for the Consideration – Section 85 Election – Procedure for Making Section 85 Election”;

“Termination Fee” means US$250 million in respect of Orla and US$475 million in respect of Equinox;

“Transfer” has the meaning ascribed thereto in “Part II – The Arrangement – Voting Agreements”;

“Triggering Event” has the meaning set forth in “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”;

“Trinity Loan Agreement” means the loan agreement dated December 18, 2019 among the Company, Trinity Capital Partners Corporation and a syndicate of other lenders;

“Trinity” means Trinity Capital Partners Corporation;

“Trinity Warrants” means the Company Share purchase warrants issued by the Company in connection with the Trinity Loan Agreement;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Holder” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, including judicial and administrative interpretations thereof;

“U.S. Treasury Regulations” has the meaning ascribed thereto in “Part VI – Certain U.S. Federal Income Tax Considerations”;

“U.S. Treaty” has the meaning ascribed thereto under “Part V – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada - Dividends on Consideration Shares”;

“Valentine Gold Mine” means Equinox’s 100%-owned Valentine gold mine, an open pit mining and conventional milling operation located in Newfoundland and Labrador, Canada;

“Valentine Report” means the technical report on the Valentine Gold Mine prepared by Kelly Boychuk, P. Eng. MBA, Nicholas Capps, P. Geo., Scott Davidson, M.Sc., P. Geo., Niel de Bruin, P. Geo., all from Equinox, Jeffrey Colden, P. Eng., from Moose Mountain Technical Services, Tony Gilman, M.Sc., P.Eng., P.Geo., from Terrane Geoscience Inc. Neil Lincoln, P.Eng., independent metallurgical consultant, Stuart Collins, PE and Grant A. Malensek, M.Eng., P.Eng., both from SLR International Corporation entitled “NI 43-101 Technical Report, Valentine Gold Mine, Newfoundland and Labrador, Canada”, dated March 30, 2026 with an effective date of December 31, 2025;

“VIF” means a voting instruction form; and

“Voting Agreements” means, collectively, the Company Voting Agreements and the Equinox Voting Agreements.

GENERAL INFORMATION

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Orla for use at the Meeting and any adjournment or postponement thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company or Equinox and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to registered holders of Company Shares and beneficial owners of Company Shares through Intermediaries.

If you hold Company Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Company Shares that you beneficially own.

Information Contained in this Circular

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Circular is given as of June 19, 2026 unless otherwise specifically stated. This Circular does not constitute the solicitation of an offer to sell, or purchase, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

This document is important and requires your immediate attention. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own financial, legal, tax or other professional advisors in considering the relevant financial, legal, tax or other matters contained in this Circular.

Information contained on Orla’s website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon in making a decision as to how to vote on the Arrangement Resolution. For the avoidance of doubt, to the extent that any information contained or provided on Orla’s website or by Orla’s proxy solicitation agent and shareholder communications advisor is inconsistent with this Circular, you should rely on the information provided in this Circular.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Voting Agreements, the Fairness Opinions and the Interim Order are summaries of the terms of those documents and are qualified in their entirety by such terms. Shareholders should refer to the full terms of the Arrangement Agreement, the Plan of Arrangement, the Voting Agreements, the Fairness Opinions and the Interim Order for complete details of those documents. In the event of any inconsistency between the summary of any provision of these documents contained in this Circular and the actual text of the document, the text of the applicable document shall govern. The Arrangement Agreement and the forms of Voting Agreements, have been filed by the Company under its issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Plan of Arrangement, the Interim Order and the Fairness Opinions are attached as Appendix D, “Plan of Arrangement”, Appendix B, “Interim Order”, Appendix E, “Scotiabank Fairness Opinion” and Appendix G, “Fort Capital Fairness Opinion” to this Circular.

Information Concerning Equinox

Except as otherwise indicated, the information concerning Equinox and its affiliates contained in this Circular has been provided by Equinox for inclusion in this Circular and should be read together with, and is qualified by, the documents of Equinox incorporated by reference herein. With respect to this information, the Company has relied exclusively on Equinox, without independent verification by the Company. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by Equinox are untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information, or for any failure by Equinox or any of its affiliates or any of their respective representatives to disclose facts or events which may have occurred or may affect the completeness or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, Equinox provided the Company with all necessary information concerning Equinox that is required by applicable Laws to be included in this Circular and ensured that such information does not contain any misrepresentations.

Non-IFRS Financial Performance Measures

This Circular and the documents incorporated by reference that relate to the Company present certain performance measures, including (i) average realized gold price, (ii) net cash, (iii) total available liquidity, (iv) adjusted earnings and adjusted earnings per share, (v) free cash flow, (vi) exploration and project development costs, (vii) cash cost per ounce, and (viii) all-in sustaining costs (“AISC”) per ounce.

In addition, this Circular and certain documents incorporated by reference that relate to Equinox and/or the Combined Company present certain performance measures, including (i) cash costs, (ii) cash costs per ounce sold, (iii) AISC, (iv) AISC per ounce sold, (v) AISC contribution margin, (vi) adjusted net income, (vii) adjusted earnings per share, (viii) mine-site free cash flow, (ix) earnings before interest, taxes, depreciation and amortization (“EBITDA”), (x) adjusted EBITDA, (xi) net debt, and (xii) sustaining capital expenditures.

In the gold mining industry, the foregoing measures (collectively, the “non-IFRS measures”) are common performance measures but are not standardized financial measures under IFRS Accounting Standards. As there is no standardized method of calculating any of these non-IFRS measures, the method of calculating each of them may differ from the methods used by other entities and, accordingly, the use of any of these measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures, in addition to information prepared in accordance with IFRS Accounting Standards, are intended to provide investors with useful information to assist in their evaluation of the Company’s and Equinox’s performance and ability to generate cash flow from its operations.

The reconciliation of the non-IFRS measures used and presented by the Company to the most directly comparable IFRS Accounting Standards measures is provided in certain documents incorporated by reference herein in which these non-IFRS measures are referenced. See the section “Non-GAAP Measures” on page 21 of the Company Annual MD&A and “Non-GAAP Measures” on page 17 of the Company Interim MD&A, each of which is incorporated by reference in this Circular and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The reconciliation of the non-IFRS measures used and presented by Equinox to the most directly comparable IFRS Accounting Standards measures is provided in certain documents incorporated by reference herein in which these non-IFRS measures are referenced. See the section “Non-IFRS Measures” on page 39 of the Equinox Annual MD&A and “Non-IFRS Measures” on page 27 of the Equinox Interim MD&A, each of which is incorporated by reference in this Circular and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Presentation of Financial Information

Orla and Equinox report in United States dollars. The historical financial statements and all other financial information of Orla and Equinox included or incorporated by reference in this Circular are reported in United States dollars and have been prepared in accordance with IFRS Accounting Standards.

The Company Annual Financial Statements and the Equinox Annual Financial Statements have been audited, in each case, in accordance with the standards of the PCAOB. The unaudited pro forma consolidated financial information included in this Circular are reported in U.S. dollars and has been prepared by Equinox management in accordance with applicable Canadian Securities Laws.

Pro Forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular give effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited pro forma consolidated financial statements included in this Circular have been prepared by Equinox and included in this Circular as required by applicable Canadian Securities Law. The unaudited pro forma consolidated statement of financial position gives effect to the Arrangement as if it had closed on March 31, 2026. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2025 and the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2026 each give effect to the Arrangement as if it had closed on January 1, 2025. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of Orla and Equinox as at and for the year ended December 31, 2025, and the respective historical unaudited condensed consolidated interim financial statements of Orla and Equinox as at and for the three months ended March 31, 2026, included or incorporated by reference in this Circular, as applicable. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma consolidated financial information of Orla and Equinox included elsewhere in this Circular. The pro forma financial information presented in this Circular should be read in conjunction with the historical consolidated financial statements of both Orla and Equinox as at and for the year ended December 31, 2025 and as at and for the three months ended March 31, 2026. See Appendix L, “Unaudited Pro Forma Financial Information”.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not necessarily reflect what the Combined Company’s financial condition and results of operations would have been had the Arrangement occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the Combined Company. The actual financial position and results of operations of the Combined Company may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial information due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, currently available information and certain assumptions that Orla and Equinox believe are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial information. The actual adjustments to the consolidated financial statements of Equinox upon closing of the Arrangement will depend on a number of factors, including, among others, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “General Information – Cautionary Note Regarding Forward-Looking Statements and Information” and “Part IV – Risk Factors”.

Scientific and Technical Information

All mineral reserves and mineral resources for Orla and Equinox contained or incorporated by reference in this Circular have been estimated in accordance with the standards of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Definition Standards adopted by the CIM Council on May 10, 2014 (“CIM Definition Standards”) and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The estimation of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” involves greater uncertainty as to their existence and economic feasibility than the estimation of “proven mineral reserves” and “probable mineral reserves”. The estimation of “inferred mineral resources” involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of mineral resources. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category or converted into a mineral reserve. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Investors are cautioned not to assume that any part or all of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” exists or is economically or legally mineable. An estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported “inferred mineral resources” in an estimation are uncertain in nature and there has been insufficient exploration to define such “inferred mineral resources” as an “indicated mineral resource” or “measured mineral resource” and it is uncertain if further exploration will result in upgrading them to an “indicated mineral resource” or “measured mineral resource” category. “Inferred mineral resources” are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves.

Additional information about each of Orla’s and Equinox’s material mineral properties, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources, can be found in the Company AIF and the Equinox AIF, respectively, and the current technical reports for each of these properties, all of which are available under Orla’s and Equinox’s respective issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Part VIII – Other Information – Experts”.

Cautionary Note Regarding Forward-Looking Statements and Information

This Circular, including documents incorporated by reference herein, contains forward-looking statements and information within the meaning of applicable Securities Laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends”, “potential” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: whether the Arrangement will be consummated, including the timing for completing the Arrangement, or whether conditions to the consummation of the Arrangement will be satisfied; the principal steps of the Arrangement; the expected completion date of the Arrangement and satisfaction of the conditions thereto, including obtaining approvals of the Shareholders and the Equinox Shareholders, receipt of the Key Regulatory Approvals, including the TSX and NYSE American approval for the Arrangement, the listing of the Equinox Shares to be issued in connection with the Arrangement and the delisting of the Company Shares from the TSX and NYSE American following completion of the Arrangement, as well as the receipt of the Canadian Competition Approval and the CNA Approval; receipt of the Final Order; the expectations regarding the process and timing of delivery of the Consideration to the Shareholders following the Effective Time; the expected potential benefits and synergies of the Arrangement and the ability of the Combined Company to realize the anticipated benefits from the Arrangement, including cost savings, improved operating and capital efficiencies, and to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays; expectations regarding additions to mineral reserves and future production; expectations regarding financial strength, free cash flow generation, trading liquidity, and capital markets profile; expectations regarding future exploration and development, growth potential for Equinox’s and the Company’s operations; the availability of the Section 3(a)(10) Exemption for the issuance of the Equinox Shares issuable as Consideration pursuant to the Arrangement; the anticipated expenses of the Arrangement; the anticipated tax consequences of the Arrangement on Shareholders; the expectation that, subject to applicable Laws, the Company will cease to be a public company following completion of the Arrangement; the expectation that the Company will cease to be a reporting issuer following completion of the Arrangement; the performance characteristics of the Company’s business; certain combined operational and financial information of the Company and Equinox; certain pro forma financial information concerning the Combined Company; the successful integration of the operations of the Company and Equinox following completion of the Arrangement; future project development; change of control matters in respect of officers of the Company; the expected directors and executive officers of the Combined Company and other statements that are not historical facts.

The forward-looking statements and information included and incorporated by reference in this Circular are based on certain key expectations and assumptions made by the Company and Equinox, including expectations and assumptions concerning: customer demand for Equinox’s products following the Arrangement; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; prevailing regulatory, tax and environmental laws and regulations; growth projects and future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, Court and shareholders approvals and the satisfaction of other closing conditions in accordance with the Arrangement Agreement, including the Canadian Competition Approval and the CNA Approval; the Combined Company’s anticipated financial performance following the Arrangement; the success of the Company’s and Equinox’s operations; future operating costs of the Company’s and Equinox’s assets; stock market volatility and market valuations; and that there will be no significant events occurring outside of the normal course of business of the Company and Equinox. Although the Company and Equinox believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as the Company and Equinox can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the ability to consummate the Arrangement; the ability to obtain requisite Court, regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule, including the Canadian Competition Approval and the CNA Approval; the receipt of a fixed number of Equinox Shares and any fluctuation in the market value of Equinox Shares and the Company Shares prior to and following the completion of the Arrangement; the ability of Equinox and the Company to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the potential for re-rating following the consummation of the Arrangement; the potential for changes in cost of capital to carry out operations; changes in general economic, business and political conditions, including changes in the financial markets; restrictions on pursuing alternatives to the Arrangement and taking certain other actions; changes in applicable Laws; compliance with extensive government regulation; changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, U.S., Mexico or Nicaragua or other jurisdictions in which Equinox or the Company may carry on business in the future; litigation risks; loss of key personnel; any exercise of Dissent Rights; conflicts of interests; competitive action by other companies; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Equinox and the Company and market conditions. This Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement. The Company and Equinox have provided these anticipated times in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, Court and shareholder approvals and the time necessary to satisfy the conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary regulatory, Court or shareholder approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. None of the foregoing lists of important factors are exhaustive. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

The information contained in this Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of the Company and Equinox following the Arrangement. Readers are urged to carefully consider those factors.

Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described under “Part IV – Risk Factors – Risk Factors Related to the Arrangement”, “Part IV – Risk Factors – Risk Factors Related to the Operations of the Combined Company”, Appendix I, “Information Concerning Orla – Risk Factors”, Appendix J, “Information Concerning Equinox – Risk Factors, “Part V – Certain Canadian Federal Income Tax Considerations”, and “Part VI – Certain U.S. Federal Income Tax Considerations” and other risks described elsewhere in this Circular. Additional information on these and other factors that could affect the operations or financial results of the Company or Equinox following the Arrangement are included in reports on file with applicable Canadian Securities Regulators and may be accessed under the Company’s and Equinox’s respective issuer profiles on the SEDAR+ atwww.sedarplus.ca and on EDGAR at www.sec.gov, or, in the case of the Company, at the Company’s website (www.orlamining.com), and in the case of Equinox, at Equinox’s website (www.equinoxgold.com). The Company’s and Equinox’s websites, and the information contained in or otherwise accessible through such websites, do not form part of this Circular or part of any other report or document either party files with or furnishes to the Canadian Securities Regulators or the SEC.

The forward-looking statements and information contained in this Circular are made as of the date hereof and neither the Company nor Equinox undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities Laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Information for United States Shareholders

The Consideration Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any other U.S. Securities Laws, and are being issued in reliance on the Section 3(a)(10) Exemption. The issuance of the foregoing securities shall be exempt from, or not subject to, registration or qualification under U.S. state securities, or “blue sky”, laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on June 19, 2026 and, subject to the approval of the Arrangement by the Shareholders and satisfaction of certain other conditions, a hearing of the application for the Final Order is currently scheduled to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1, on July 28, 2026 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard. All persons who will receive Consideration Shares in the Arrangement are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares to be received by Shareholders pursuant to the Arrangement in exchange for their Company Shares. Prior to the hearing on the Final Order, the Court will be informed of the Parties’ intended reliance on the Final Order as the basis for the Section 3(a)(10) Exemption.

Each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Option Plan, and following the Effective Time, upon exercise of such Company Option, such Company Option shall entitle the holder to receive, pursuant to the terms of the Company Option and in accordance with the terms of the Company Option Plan, such number of Equinox Shares as set forth under the terms of the Plan of Arrangement. Each holder of a Company Note or a Company Warrant outstanding at the Effective Time shall be entitled to receive upon the conversion or exercise, as applicable, of such holder’s Company Notes or Company Warrants, respectively, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transaction contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Notes or Company Warrants, respectively, immediately prior to the Effective Time. The Company Bonus Shares outstanding immediately prior to the Effective Time shall not vest in accordance with the terms of the Company Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Company Bonus Share Agreement) but shall be adjusted such that the Company Bonus Shares shall vest and be settled on the date the holder thereof ceases to act as a director of the Combined Company Board, and the holder of the Company Bonus Shares shall be entitled to receive (and such holder shall accept) upon the settlement of such Company Bonus Shares following the Effective Date, in lieu of Company Shares to which such holder was theretofore entitled upon such settlement, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Company Bonus Shares had settled immediately prior to the Effective Time. The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares. As a result, the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares after the Effective Time may not be issued in reliance upon the Section 3(a)(10) Exemption and the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares may only be exercised, converted or vested, as applicable, if the underlying Equinox Shares are issued pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act and any other U.S. Securities Laws (in which case they will be “restricted securities” within the meaning of Rule 144). Equinox has no obligation or intention to file a registration statement under the U.S. Securities Act relating to the issuance of the Equinox Shares issuable upon exercise, conversion or vesting, as applicable of the Company Warrants, the Company Notes or the Company Bonus Shares. Equinox has agreed under the Arrangement Agreement to (i) apply for and use its commercially reasonable efforts to obtain the approval of the listing for trading on the TSX and NYSE American by the Effective Time of the Equinox Shares issuable upon exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants, and the Company Bonus Shares, subject to customary listing conditions of the TSX, and (ii) as necessary, register the Equinox Shares issuable upon exercise of the Company Options with the SEC under the U.S. Securities Act on Form S-8 or another applicable form, and use its reasonable efforts to maintain the effectiveness of such registration statement for as long as any Company Options remain outstanding. As a result of such registration under the U.S. Securities Act, Equinox Shares received upon exercise of the Company Options, after the filing of the applicable registration statement on Form S-8 or another applicable form, by holders in the United States or who are U.S. persons, as applicable, would be freely transferable by such holders that are not, and have not been for the preceding 90 days, affiliates of Equinox, as such term is defined in Rule 144. See “Part II – The Arrangement – Stock Exchange Listing Approvals and Delisting Matters” and “Part II – The Arrangement – Securities Law Matters”.

The Consideration Shares issuable in exchange for Company Shares pursuant to the Arrangement (which, for avoidance of doubt, does not include Equinox Shares issuable upon exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares) will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are “affiliates” (within the meaning of Rule 144) of Equinox at after the Effective Date or were affiliates of Equinox within 90 days before the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer. Any resale of such Consideration Shares (or Equinox Shares following the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares) by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. See “Part II – The Arrangement – Securities Law Matters – United States”.

The Company is a corporation existing under the laws of Canada and is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The solicitations of proxies for the Meeting and the transactions contemplated in this Circular are not subject to the requirements of Sections 14(a) and 14(c) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers, and therefore this solicitation is not being effected in accordance with U.S. Securities Laws. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Shareholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under United States corporate laws and U.S. Securities Laws and United States federal and state securities legislation.

Information concerning the properties, operations and business of Orla and Equinox contained herein has been prepared in accordance with the disclosure requirements of Canadian Securities Laws, which differ from the disclosure requirements of U.S. Securities Laws. Shareholders in the United States should be aware that although the historical unaudited interim financial statements and the historical audited financial statements of Orla and Equinox and other financial information included or incorporated by reference in this Circular have been prepared in United States dollars, such financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS Accounting Standards (for annual financial statements ) and IAS 34 (for interim financial statements), which differ from generally accepted accounting principles in the United States in certain material respects, and thus may not be comparable in all respects to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States.

The financial statements of Orla for the years ended December 31, 2025 and 2024 are subject to audit under the auditing standards of the PCAOB. Orla’s auditor is required to be independent with respect to Orla within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB. The financial statements of Equinox for the years ended December 31, 2025 and 2024 are subject to audit under the auditing standards of the PCAOB. Equinox’s predecessor auditor is required to be independent with respect to Equinox within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB.

Shareholders should be aware that the Consideration Shares acquired pursuant to the Arrangement described herein may have tax consequences to them under the tax Laws of the United States, Canada or another taxing jurisdiction. Shareholders subject to United States federal taxation should be aware that the tax consequences to them of the Arrangement under certain United States federal income tax laws described in this Circular are a summary only. They are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Consideration Shares acquired pursuant to the Arrangement and/or the Equinox Shares issuable pursuant to the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants, and the Company Bonus Shares following the Effective Time. See “Part VI – Certain U.S. Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Orla and Equinox are organized or incorporated under the Laws of Canada, that some of the officers and directors of Orla and Equinox are residents of countries other than the United States, that some or all of the experts named in this Circular are residents of countries other than the United States, and that substantial portions of the assets of Orla and Equinox are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon Orla, Equinox and their respective officers or directors, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States.

No broker, dealer, intermediary, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Orla or Equinox.

THE ARRANGEMENT AND THE SECURITIES CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Cautionary Note to United States Shareholders Concerning Estimates of Mineral Reserves and Resources

This Circular has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. Securities Laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Definition Standards.

In contrast, the SEC’s rules for disclosure regarding mineral properties, including with respect to estimates of mineral reserves and mineral resources, are set forth in subpart 1300 of Regulation S-K (“Subpart 1300”), which differs in certain material respects from NI 43-101. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, each of the Company and Equinox is not required to provide disclosure on its mineral properties under Subpart 1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, readers are cautioned that information regarding the Company’s and Equinox’s mineral properties, including with respect to estimates of mineral reserves and mineral resources, contained or incorporated by reference herein are not directly comparable with, and may differ in certain material respects from, similar information disclosed by United States companies that disclose information regarding mineral properties in accordance with Subpart 1300. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards under Subpart 1300, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Currency Exchange Rates

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “dollars”, “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31				Three months ended March 31
		2025		2024		2026		2025
High	C$	1.4603	C$	1.4416	C$	1.3939	C$	1.4603
Low	C$	1.3558	C$	1.3316	C$	1.3515	C$	1.4166
Average	C$	1.3978	C$	1.3698	C$	1.3717	C$	1.4352
Closing	C$	1.3706	C$	1.4389	C$	1.3939	C$	1.4376

On May 12, 2026, the business day immediately prior to the announcement of the Arrangement Agreement, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3710 or C$1.00 = US$0.7294. On June 18, 2026, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.4131 or C$1.00 = US$0.7077.

Enforcement in Canada

Certain of the directors and officers of the Company and Equinox as well as certain experts referenced in this Circular and the documents incorporated by reference herein reside outside of Canada. Therefore, it may not be possible for Shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian Securities Laws against such persons. Moreover, it may not be possible for the Shareholders to effect service of process within Canada upon such persons.

Third Party Data

Where indicated, this Circular and the documents incorporated by reference contains data provided by a third-party source. Third party providers generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While the Company believes that such information has been prepared by a reputable source, the Company has not independently verified the data contained therein. Accordingly, undue reliance should not be placed on any of the industry, market or competitive position data.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular or in the Appendices hereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the “Glossary of Terms”.

The Meeting

Purpose of the Meeting

The purpose of the Meeting is for Shareholders to consider and, if thought advisable, to approve the Arrangement Resolution. The full text of the Arrangement Resolution is included as Appendix A to this Circular, “Arrangement Resolution”.

Time, Date and Place

The Meeting will be held in person at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 on July 22, 2026 at 9:00 a.m. (Vancouver time), subject to any adjournment or postponement thereof.

Record Date

The Record Date for determining the Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on June 15, 2026. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution, the full text of which is attached to this Circular at Appendix A, “Arrangement Resolution”. In order to be effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by all Shareholders present at the Meeting or represented by proxy and entitled to vote at the Meeting.

The Board, after receiving the unanimous recommendation of the Special Committee, has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

See “Part II – The Arrangement – Approval of Shareholders Required for the Arrangement”.

The Arrangement

Details of the Arrangement

On May 12, 2026, Orla and Equinox entered into the Arrangement Agreement pursuant to which, among other things, Equinox agreed to acquire all of the issued and outstanding Company Shares.

The Arrangement will be effected pursuant to a court-approved plan of arrangement under the CBCA. The Parties intend to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

If completed, the Arrangement will result in Equinox acquiring all of the issued and outstanding Company Shares on the Effective Date, and the Company will be a wholly-owned subsidiary of Equinox. Pursuant to the Plan of Arrangement, at the Effective Time, Shareholders (other than Dissenting Shareholders) will receive 1.00 of an Equinox Share and US$0.0001 in cash for each Company Share held at the Effective Time.

See “Part II – The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Equinox and Orla and their respective legal and financial advisors, as more fully described herein.

See “Part II – The Arrangement – Background to the Arrangement”.

Recommendations of the Special Committee and Board

The Board, based on its considerations, investigations and deliberations, including a thorough review of the terms and conditions of the Arrangement Agreement, the Fairness Opinions and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and the Company’s financial and legal advisors and having received and reviewed the unanimous recommendation from the Special Committee, has unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such director’s and officer’s Company Shares (including any Company Shares issued upon the exercise, vesting or conversion, as applicable, of any Company Convertible Securities) FOR the Arrangement Resolution.

See “Part II – The Arrangement – Recommendations of the Special Committee and the Board”.

Reasons for the Arrangement

In reaching their conclusions and formulating their unanimous recommendations, the Special Committee and the Board consulted with Orla’s management team, their respective legal and financial advisors and, in the case of the Board, with the Special Committee. The Special Committee and the Board also reviewed a significant amount of information, and considered a number of factors and reasons, including those listed below, relating to the Arrangement and gave careful consideration to the business, financial condition and prospects of the Company and the terms of the Arrangement Agreement. The following is a summary of the principal reasons for the unanimous determinations of the Special Committee and the Board that the Arrangement is in the best interests of the Company and the unanimous recommendation of the Special Committee and the Board that Shareholders vote FOR the Arrangement Resolution.

•	Opportunity to participate in future value creation from the Arrangement: Under the Arrangement, Shareholders will receive the Equinox Shares and are expected to own approximately 33% of Equinox post-Arrangement on a fully-diluted basis, allowing Shareholders to participate in future upside and value creation of the Combined Company.

•	Creation of a new North American senior gold producer: The Combined Company will have 1.1 million ounces of expected annual gold production from a highly complementary portfolio of six North American mines, underpinned by a significant endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves.[9]

•	Peer leading, growth profile leading to potentially more than 1.9 million ounces of annual production: Clear path to more than 800,000 ounces[10] of near-term gold production growth from the Valentine Gold Mine phase 2 expansion in Canada, South Railroad Project and Castle Mountain Gold Project in the U.S., and Los Filos Mining Complex and Camino Rojo Mine in Mexico.

9 See “Scientific and Technical Information”, “Cautionary Note to United States Shareholders Concerning Estimates of Mineral Reserves and Resources” and “Cautionary Note Regarding Forward-Looking Statements and Information.”

10 Anticipated production growth from completion of the Valentine Gold Mine phase 2 expansion and with Castle Mountain Gold Project, Los Filos Mining Complex, South Railroad Project and Camino Rojo Mine in production.

•	Second largest producer of Canadian gold: The Greenstone Gold Mine, Valentine Gold Mine, and Musselwhite Mine are expected to collectively produce 685,000 ounces of gold in 202611, with significant potential for production growth and mine life extension from expansion and exploration upside, resulting in significant production from a market-preferred, low risk jurisdiction.

•	Substantial free cash flow generation and robust financial position: Combined free cash flow[12] profile of approximately $1.4 billion in 2026 based on current analyst consensus estimates; combined entity expected to have $1.4 billion of total available liquidity[16] to drive growth and continued shareholder returns while maintaining strong financial flexibility.

•	Leadership and support from an industry leading team of mine builders and operators: The Combined Company will be led by a team with a proven track record of shareholder value creation led by Charles Jeannes, Darren Hall, and Jason Simpson, with ongoing support from Ross Beaty and key shareholders Pierre Lassonde and Prem Watsa and certain affiliates of Fairfax Financial Holdings Limited.

•	Diversified portfolio offers enhanced scale and optionality: Six producing assets and four growth projects across four countries (Canada, U.S., Mexico, and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside, and longer-term optionality.

•	Enhanced capital markets profile and significant re-rating potential: The Combined Company offers greater scale, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and superior free cash flow, providing significant re-rating potential.

•	Operational symmetry and enhanced efficiency: The combination of two public companies and two strong teams with complementary North American operating platforms is expected to drive operational efficiencies.

•	Review of strategic alternatives: After consultation on the proposed Arrangement with Orla’s management team, their financial and legal advisors and, in the case of the Board, with the Special Committee, and after review of the current and prospective business climate in the mining industry, including assessing other potential strategic alternatives, including a standalone independent scenario, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement is in the best interest of the Company.

•	Balanced governance and management participation: The board of directors of the Combined Company will consist of eleven directors with five directors coming from the Board, including Charles Jeannes who will be Chair of the board of directors. Additionally, Orla’s current President and Chief Executive Officer, Jason Simpson, will become President of the Combined Company. All of these considerations will allow for oversight of, continuing influence on, and input into the strategic direction of the Combined Company by people from Orla.

11 Mid-point of Equinox’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

12 Free cash flow, total available liquidity and EBITDA are non-IFRS measures, which are measures with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Companies believe that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Companies in assessing their operating performance, ability to generate free cash flow from current operations and their overall value. See “Non-IFRS Financial Performance Measures” in the Circular.

•	Other factors: The Special Committee and the Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of the Company and Equinox in the metals and mining industry, information concerning mineral reserve and mineral resource estimates, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of the Company and Equinox and the historical trading prices of the Company Shares and the Equinox Shares, taking into account the results of the Company’s due diligence review of Equinox and its properties.

See “Part II – The Arrangement – Reasons for the Arrangement”.

Scotiabank Opinion

On May 12, 2026, at the meeting of the Board held to consider the Arrangement, Scotiabank delivered its oral opinion to the Board and the Special Committee, which was subsequently confirmed in writing, to the effect that, as of May 12, 2026, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the Scotiabank Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Scotiabank Fairness Opinion, is included as Appendix E to this Circular, “Scotiabank Fairness Opinion”. This summary of the Scotiabank Fairness Opinion is qualified in its entirety by the full text of the opinion and Shareholders are urged to read the Scotiabank Fairness Opinion in its entirety.

See “Part II – The Arrangement – Opinions of Financial Advisors – Scotiabank”.

Fort Capital Opinion

On May 12, 2026, at the meeting of the Board held to consider the Arrangement, Fort Capital delivered its oral opinion to the Board and the Special Committee, which was subsequently confirmed in writing, to the effect that, as of May 12, 2026, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the Fort Capital Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Fort Capital Fairness Opinion, is included as Appendix G to this Circular, “Fort Capital Fairness Opinion”. This summary of the Fort Capital Fairness Opinion is qualified in its entirety by the full text of the opinion and Shareholders are urged to read the Fort Capital Fairness Opinion in its entirety.

See “Part II – The Arrangement – Opinions of Financial Advisors – Fort Capital”.

Arrangement Steps

The following summary description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement and Appendix D to this Circular, “Plan of Arrangement”, which has been filed by Orla on its SEDAR+ profile at www.sedarplus.ca and EDGAR at www.sec.gov.

Commencing and effective as at the Effective Time, each of the following events will occur and will be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as expressly provided in the Plan of Arrangement:

(a)	each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings in accordance with the Plan of Arrangement, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares), and shall cease to represent a restricted share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Company RSU shall be immediately cancelled by the Company and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as Company RSU Holders. Each Company RSU Holder’s name shall be removed from the register of Company RSUs maintained by or on behalf of the Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b)	each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings in accordance with the Plan of Arrangement, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares) and shall cease to represent a deferred share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Company DSU shall be immediately cancelled by the Company and the holders of such Company DSUs shall cease to be holders thereof and to have any rights as Company DSU Holders. Each Company DSU Holder’s name shall be removed from the register of Company DSUs maintained by or on behalf of the Company and all agreements relating to the Company DSUs shall be terminated and shall be of no further force and effect;

(c)	each Company PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent such that the “Performance Percentage” (as provided for under the Company PSU Plan) shall be deemed at 100%, shall be transferred by the holder thereof to the Company and cancelled by the Company in exchange for a cash payment, net of withholdings in accordance with the Plan of Arrangement, by the Company (using the Company’s own funds not funds directly or indirectly provided by Equinox or its affiliates) equal to the Market Price (as defined in the Company PSU Plan);

(d)	immediately prior to the exchange set forth in step (e) below, each Dissent Share shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any Liens of any nature whatsoever) and cancelled, and the Company shall thereupon be obligated to pay the amount therefore determined and payable in accordance with the Plan of Arrangement, and:

(i)	such Dissenting Shareholder shall cease to be the holder of such Dissent Share and to have any rights as a Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in the Plan of Arrangement out of reserves established by the Company therefore; and

(ii)	such Dissenting Shareholder’s names shall be removed from the register of Shareholders maintained by or on behalf of the Company;

(e)	each outstanding Company Share (excluding any Dissent Share or any Company Shares held by Equinox or its affiliates, but including Company Shares issued pursuant to steps (a) and (b) above) shall be deemed to be transferred and assigned by the holder thereof, without further act or on its part, to Equinox (free and clear of all Liens of any nature whatsoever) in exchange for the Consideration, and:

(i)	each holder of such Company Shares shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration per Company Share in accordance with the Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of Shareholders maintained by or on behalf of the Company; and

(iii)	Equinox shall be deemed to be the transferee of such Company Shares (free and clear of any Liens of any nature whatsoever) and the register of Shareholders maintained by or on behalf of the Company shall be revised accordingly;

(f)	notwithstanding the Company Stock Option Plan, each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Stock Option Plan, and the rights under such Company Option to acquire Company Shares shall be disposed of in exchange for new rights under such Company Option to acquire from Equinox, pursuant to the terms of the Company Option and in accordance with the terms of the Company Stock Option Plan, such number of Equinox Shares equal to: (A) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Equinox Shares, at an exercise price equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. The Company Option shall be exercisable until the original expiry date of the Company Option, except that the term of any Company Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox following thirty days after the Effective Date, shall be the lesser of (i) the current expiry date of the Company Option; and (ii) the date that is twelve months following the Effective Date. For greater certainty, except as otherwise set out herein, the original grant agreement evidencing a Company Option, all terms and conditions of such Company Option and the conditions to and manner of exercising such Company Option existing prior to the Effective Time, shall in each case remain the same, and such Company Option shall continue after the Effective Time until such Company Option is exercised, terminated or expires in accordance with such terms and conditions;

(g)	all Company Shares held by Equinox shall be transferred to Equinox Holdco in exchange for Equinox Holdco Shares having a value and stated capital equal to the value of the Company Shares transferred, and Equinox Holdco shall be added to the securities register maintained by or on behalf of the Company in respect of the Company Shares showing such holder as the legal and beneficial owner of the Company Shares transferred and Equinox shall be added to the securities register maintained by or on behalf of Equinox Holdco in respect of the Equinox Holdco Shares showing such holder as the legal and beneficial owner of the Equinox Holdco Shares issued. Equinox and Equinox Holdco will jointly file an election under section 85 of the Tax Act with an agreed amount not exceeding the adjusted cost base (as defined in the Tax Act) of the Company Shares transferred to Equinox Holdco; and

(h)	on the date that is two (2) Business Days after the Company files a valid T2067 election under subsection 89(1) of the Tax Act to cease to be a “public corporation” for purposes of the Tax Act (which filing shall occur no later than five (5) Business Days following the date that the Company Shares are officially delisted from each and every “designated stock exchange” (within the meaning of the Tax Act) in Canada):

(i)	Equinox Holdco and the Company shall amalgamate (the “Amalgamation”) to form one corporate entity with the same effect as if they were amalgamated under section 181 of the CBCA, except that the separate legal existence of the Company will not cease and the Company will survive the Amalgamation (the Company, as such surviving entity, “Amalco”) and, for the avoidance of doubt, the Amalgamation together with the transactions described in the Plan of Arrangement are intended to constitute a single, integrated transaction qualifying as a tax deferred reorganization within the meaning of section 368(a)(1)(A) of the Code by reason of section 368(a)(2)(E) of the Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act;

(ii)	effective immediately prior to the Amalgamation, the stated capital account maintained in respect of the Company Shares shall be reduced to C$1.00 and the amount by which the stated capital of the Company is reduced shall not be distributed to Equinox Holdco;

(iii)	pursuant to the Amalgamation, the separate legal existence of Equinox Holdco shall cease without Equinox Holdco being liquidated or wound up and Equinox Holdco and the Company shall continue as Amalco, and the property and obligations of Equinox Holdco and the Company shall become the property and obligations of Amalco, as more fully described in the Plan of Arrangement;

(iv)	effective on the Amalgamation, each Company Share shall be cancelled without any repayment of stated capital in respect of those shares; and

(v)	effective on the Amalgamation, each Equinox Holdco Share will be exchanged for an Amalco Share, as more fully described in the Plan of Arrangement.

See “Part II – The Arrangement – Arrangement Steps”.

Effect of the Arrangement

If completed, the Arrangement will result in:

(a)	in the issuance of 1.00 of an Equinox Share and the payment of US$0.0001 in cash for each Company Share held by Shareholders as at the Effective Time (other than Dissenting Shareholders);

(b)	all Company RSUs and Company DSUs outstanding will be deemed to be fully vested and settled immediately prior to the Effective Time by the Company in Company Shares in accordance with the terms of the Company RSU Plan and the Company DSU Plan, respectively, and pursuant to the Arrangement, the Company Shares issued for each Company RSU and Company DSU, respectively, prior to the Effective Time will then be exchanged for the Consideration;

(c)	all Company PSUs outstanding immediately prior to the Effective Time, will be deemed to be fully vested with a “Performance Percentage” (as provided for under the Company PSU Plan) of 100%, and will be transferred to the Company and exchanged for a cash payment to be paid by the Company;

(d)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately vest to the fullest extent and will remain outstanding in accordance with the terms of the Company Stock Option Plan. Following the Effective Time, upon exercise of the Company Option, such Company Option shall entitle the holder to receive such number of Equinox Shares equal to the product of: (i) the number of Company Shares subject to such Company Options immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio. The exercise price per Equinox Share subject to an Company Option shall be an amount equal to the quotient of: (i) the exercise price per Company Share subject to each such Company Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Company Options shall be rounded up to the nearest whole cent. The Company Options shall be exercisable until the original expiry date of the Company Option, except that the term of any Company Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox following thirty days after the Effective Date shall be the lesser of (i) the current expiry date of the Company Option; and (ii) the date that is twelve months following the Effective Date;

(e)	in accordance with the terms of each of the Company Notes, each holder of a Company Note shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Note, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Notes immediately prior to the Effective Time;

(f)	in accordance with the terms of each of the Company Warrants, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time; and

(g)	notwithstanding the terms of the Company Bonus Share Agreement, the Company Bonus Shares outstanding immediately prior to the Effective Time shall not vest in accordance with the terms of the Company Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Company Bonus Share Agreement) but shall be adjusted such that the Company Bonus Shares shall vest and be settled on the date the holder thereof ceases to act as a director of the Combined Company Board, and the holder of the Company Bonus Shares shall be entitled to receive (and such holder shall accept) upon the settlement of such Company Bonus Shares following the Effective Date, in lieu of Company Shares to which such holder was theretofore entitled upon such settlement, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Company Bonus Shares had settled immediately prior to the Effective Time.

See “Part II – The Arrangement – Effect of the Arrangement”.

The Voting Agreements

On May 12, 2026, (i) each of the Company Locked-up Shareholders entered into a Company Voting Agreement with Equinox; and (ii) each of the Equinox Locked-up Shareholders entered into an Equinox Voting Agreement with the Company.

See “Part II – The Arrangement – Voting Agreements” and the forms of Voting Agreements, which have been filed by the Company on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Procedure for Exchange of the Company Shares

A Letter of Transmittal for the Registered Shareholders is enclosed with this Circular. If the Arrangement becomes effective, In order to receive the Consideration that a Registered Shareholder (other than a Dissenting Shareholder) is entitled to receive under the Arrangement, each Registered Shareholder must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the validly completed and duly signed Letter of Transmittal together with the certificate(s) or DRS Advice(s) representing the Registered Shareholder’s Company Shares and such other documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA and the constating documents of the Company. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the Company Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

If a Shareholder following the Effective Date fails to deliver and surrender its the Company Shares to the Depositary by the date that is six years after the Effective Date, then the certificate(s) or DRS Advice(s) representing such Consideration Shares, to which such former Shareholder was entitled, shall be delivered to Equinox by the Depositary and the share certificates or DRS Advices shall be cancelled by Equinox, and the interest of the former Shareholder in such Consideration Shares to which it was entitled shall be terminated as of such date.

Only Registered Shareholders are required to submit a Letter of Transmittal. A beneficial owner of Company Shares holding Company Shares through an Intermediary should contact that Intermediary for instructions and carefully follow any instructions provided by such Intermediary.

See “Part II – The Arrangement – Procedure for Exchange of Company Shares”.

Treatment of Fractional Consideration Shares and Fractional Cash Consideration

Equinox will not issue any fractional Consideration Shares in connection with the Arrangement. Instead, the number of Consideration Shares to be issued will be rounded down to the nearest whole Consideration Share with no consideration being paid for any fractional Consideration Share. In any case where the aggregate amount of cash payable to a particular Shareholder under the Plan of Arrangement would include a fraction of a cent, such cash amount payable will be rounded up to the nearest whole cent.

Withholding Rights

Equinox, the Company, the Depositary, and their respective agents, as applicable, will be entitled to deduct or withhold from any Consideration otherwise payable, issuable or otherwise deliverable to any Shareholder under the Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as Equinox, the Company, the Depositary, and their respective agents, as applicable, is required to deduct or withhold from such payment under any applicable Law in respect of Taxes.

See “Part II – The Arrangement – Withholding Rights”.

Interests of Certain Persons or Companies in the Arrangement

In considering the Arrangement and the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholder should be aware that the directors and senior officers of the Company may have certain interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders generally.

See “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement”.

Approval of Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be at least 66 2/3% of the votes cast by all Shareholders present at the Meeting or represented by proxy and entitled to vote at the Meeting.

See “Part II – The Arrangement – Approval of Shareholders Required for the Arrangement”

Approval of Equinox Shareholders Required for the Arrangement

Pursuant to applicable Law, the number of votes required to pass the Equinox Shareholder Resolution shall be at least a majority of the votes cast by Equinox Shareholders present in person or represented by proxy and entitled to vote at the Equinox Meeting.

See “Part II – The Arrangement – Approval of Equinox Shareholders Required for the Arrangement”

Court Approvals

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, on June 19, 2026, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.

Under the Arrangement Agreement, if Company Shareholder Approval is received and Equinox Shareholder Approval is received, the Company is required to seek the Final Order as soon as reasonably practicable and in any event within four business days thereafter. If the Meeting and Equinox Meeting are held as scheduled and are not adjourned and/or postponed and the Company Shareholder Approval is obtained and the Equinox Shareholder Approval is obtained, it is expected that the Company will apply for the Final Order approving the Arrangement on July 28, 2026.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement. The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Part II – The Arrangement – Court Approvals”.

Stock Exchange Listing Approvals and Delisting Matters

It is a condition to completion of the Arrangement that the TSX and the NYSE American shall have each approved, in the case of the TSX, subject only to the satisfaction by Equinox of the customary listing conditions, the listing of the Consideration Shares issuable pursuant to the Arrangement and the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, Company Notes, Company Warrants and Company Bonus Shares, on the TSX and the NYSE American.

Following completion of the Arrangement, the Company Shares will be delisted from the TSX and NYSE American as promptly as possible. Subject to applicable Laws, Equinox will, as promptly as possible following completion of the Arrangement, apply to the applicable Canadian Securities Regulators to have the Company cease to be a reporting issuer. In addition, it is expected that Equinox will cause the Company to terminate it registration under Section 12(g) of the U.S. Exchange Act and suspend its reporting obligations under Section 13(a) of the U.S. Exchange Act following completion of the Arrangement.

See “Part II – The Arrangement – Stock Exchange Listing Approvals and Delisting Matters”.

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies. Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

In addition, or as an alternative to filing a Notification, the parties to a Notifiable Transaction may jointly apply to the Commissioner for an Advance Ruling Certificate or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a No Action Letter. If the Commissioner issues an Advance Ruling Certificate or issues a No Action Letter and waives the parties’ obligation to provide a pre-merger notification in accordance with Part IX, the Parties are exempt from having to file a Notification.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must each file a Notification under Part IX of the Competition Act or obtain an Advance Ruling Certificate or a No Action Letter and a waiver of the obligation to file Notifications.

On May 15, 2026, the Parties submitted to the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a waiver. On June 1, 2026, the Commissioner issued a No Action Letter to the Parties and waived the obligation to file Notifications in respect of the Arrangement.

See “Part II – The Arrangement – Key Regulatory Matters – Canadian Competition Approval”.

CNA Approval

Pursuant to Mexican Antitrust Law, concentrations that satisfy certain applicable monetary thresholds trigger the obligation of economic agents to notify and obtain authorization from the CNA before the concentration is consummated.

On May 20, 2026, the Parties filed a pre-merger notice with the CNA in respect of the transactions contemplated by the Arrangement Agreement. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by the CNA is ongoing and the CNA Approval required under the Arrangement Agreement has not yet been obtained.

See “Part II – The Arrangement – Key Regulatory Matters – CNA Approval”.

Canadian Securities Law Matters

The Company is a reporting issuer in all of the provinces and territories of Canada. Subject to applicable Laws, Equinox will apply promptly following the Effective Time to the applicable Canadian Securities Regulators to have the Company cease to be a reporting issuer.

Equinox is a reporting issuer in each of the province and territories of Canada.

See “Part II – The Arrangement – Securities Law Matters – Canada”.

U.S. Securities Law Matters

The Consideration Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any other U.S. Securities Laws, and are being issued in reliance upon the Section 3(a)(10) Exemption.

See “Part II – The Arrangement – Securities Law Matters – United States”.

Right to Dissent

Pursuant to the Interim Order, Registered Shareholders as at the Record Date have Dissent Rights in respect of the Arrangement Resolution. If the Arrangement Resolution is passed, a Registered Shareholder that has duly and validly exercised their Dissent Rights in accordance with Sections 190 of the CBCA (which is attached as Appendix M to this Circular, “Section 190 of the Canada Business Corporations Act”), as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, will be entitled to be paid an amount equal to the fair value of their Company Shares as of the close of business on the business day before the Arrangement Resolution was approved.

Registered Shareholders as at the close of business on the Record Date who wish to dissent must send a written notice of objection to the Arrangement Resolution to the Company c/o Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: Jessica Lewis, to be received by no later than 5:00 p.m. (Vancouver time) on July 20, 2026 (or by 5:00 p.m. (Vancouver time) on the date that is two Business Days before the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the Dissent Procedures described in this Circular.

See “Part II – The Arrangement – Right to Dissent”.

The Arrangement Agreement

On May 12, 2026, Equinox and the Company entered into the Arrangement Agreement pursuant to which, among other things, Equinox agreed to acquire all of the issued and outstanding Company Shares.

In addition to certain covenants, representations and warranties made by each of the Company and Equinox in the Arrangement Agreement, each Party has provided certain non-solicitation covenants, agreeing not to solicit, promote, facilitate or knowingly encourage an Acquisition Proposal from any third party. However, a Party may, prior to obtaining the Company Shareholder Approval or Equinox Shareholder Approval, as applicable, respond to an Acquisition Proposal that a Party determines in good faith constitutes a Superior Proposal, subject to the other Party’s right to match any such Superior Proposal within five business days.

The Arrangement Agreement may be terminated by mutual written consent of the Company and Equinox and by each Party in certain circumstances as more particularly set forth in the Arrangement Agreement, including the failure to obtain the requisite Company Shareholder Approval or Equinox Shareholder Approval. Subject to certain limitations, each Party may also terminate the Arrangement Agreement if the Arrangement Agreement is not consummated by the Outside Date, which date can be extended by written agreement of the Parties.

In certain circumstances, the Company or Equinox, as applicable, will be required to pay the other Party a Termination Fee equal to US$250 million, in respect of the Company and US$475 million, in respect of Equinox. In addition to the other rights and remedies of the Parties under the Arrangement Agreement, each Party may be required to reimburse the other for certain costs and expenses up to a maximum of US$10 million in certain circumstances.

See “Part III – The Arrangement Agreement” and the Arrangement Agreement, which has been filed by the Company on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Risk Factors

There is risk that the Arrangement may not be completed. If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Company Shares.

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement and the failure to complete the Arrangement. Shareholders should also carefully consider the risk factors relating to the Company described under the heading “Risk Factors” in the Company AIF and the risk factors relating to Equinox described under the heading “Risks Related to the Business” in the Equinox AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to the Company, may also adversely affect Equinox or the Company prior to the Arrangement or following completion of the Arrangement.

See “Part IV – Risk Factors”.

Canadian and United States Tax Considerations

Securityholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Part V – Certain Canadian Federal Income Tax Considerations” and “Part VI – Certain U.S. Federal Income Tax Consideration” for a discussion of certain Canadian federal income tax considerations and United States federal income tax considerations, respectively.

Information Concerning Orla

The Company is a Canadian company listed on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. The Company’s corporate strategy is to acquire, explore, develop, and operate mineral properties where its expertise can substantially increase stakeholder value. Orla has three material gold projects for purposes of NI 43-101: the Musselwhite Mine, the Camino Rojo Mine and the South Railroad Project.

See “Part VII – Information Concerning The Parties To The Arrangement – Information Concerning Orla” and Appendix I, “Information Concerning Orla”.

Information Concerning Equinox

Equinox is an Americas-focused mining company advancing its strategy to become a top quartile gold producer. In its first eight years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold mineral reserve base and a strong growth profile supported by a pipeline of development and expansion projects.

See “Part VII – Information Concerning The Parties To The Arrangement – Information Concerning Equinox” and Appendix J, “Information Concerning Equinox”.

Information Concerning the Combined Company

Upon completion of the Arrangement, Equinox will own all of the outstanding Company Shares, and the Company will be a wholly-owned subsidiary of Equinox. On the Effective Date, immediately following completion of the Arrangement, assuming that there are no Dissenting Shareholders and assuming no additional Company Shares are issued prior to the Effective Time (including pursuant to the exercise, conversion or vesting, as applicable, of the Company Convertible Securities prior to the Effective Time), former Shareholder (including former holder of Company RSUs and Company DSUs) are anticipated to own approximately 33% of the outstanding Equinox Shares and existing Equinox Shareholders are anticipated to own approximately 67% of the outstanding Equinox Share, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Equinox as of the date of the Arrangement Agreement.

Upon completion of the Arrangement, Equinox’s material mineral properties for the purposes of NI 43-101 will include the Greenstone Gold Mine, the Valentine Gold Mine and the Musselwhite Mine.

See “Part VII – Information Concerning The Parties To The Arrangement – Information Concerning the Combined Company” and Appendix K, “Information Concerning the Combined Company Following Completion of the Arrangement”.

PART I — BUSINESS OF THE MEETING

Arrangement Resolution

As set out in the Notice of Special Meeting, at the Meeting, Shareholders will be asked to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See “Part II – The Arrangement” and “Part III – The Arrangement Agreement”. These summaries do not purport to be complete and are qualified in their entirety by reference to the Arrangement Agreement, which has been filed by the Company under its issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the Plan of Arrangement, which is attached to this Circular as Appendix D, “Plan of Arrangement”.

In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. It is a condition to the implementation of the Arrangement that the Arrangement Resolution be approved at the Meeting. If the Arrangement Resolution is not approved by the Shareholders at the Meeting, the Arrangement will not be completed.

If the Company Shareholder Approval is obtained at the Meeting, the Equinox Shareholder Approval is obtained at the Equinox Meeting, the Final Order approving the Arrangement is issued by the Court, the Key Regulatory Approvals have been obtained, and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time, which will be at 12:01 a.m. (Vancouver time) on the Effective Date (which is expected to occur in the third quarter of 2026).

The Board, after receiving the unanimous recommendation of the Special Committee, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “Part II – The Arrangement – Recommendations of the Special Committee and the Board”.

The people named in the enclosed proxy will vote FOR the Arrangement Resolution unless instructed to vote against the Arrangement Resolution.

Other Business

As of the date of this Circular, management of the Company is not aware of any other items of business to be considered at the Meeting. If other matters are properly brought up at the Meeting, Shareholders, or duly appointed proxyholders, can vote as they see fit and the enclosed proxy will be voted on such matters in accordance with the best judgment of the persons named in such proxies.

PART II — THE ARRANGEMENT

Details of the Arrangement

On May 12, 2026, Orla and Equinox entered into the Arrangement Agreement pursuant to which, among other things, Equinox agreed to acquire all of the issued and outstanding Company Shares. The Arrangement will be effected pursuant to a court-approved plan of arrangement under the CBCA. Subject to receipt of the Company Shareholder Approval, the Equinox Shareholder Approval, the Final Order, the Key Regulatory Approvals and the satisfaction or waiver of all other conditions to the completion of the Arrangement as set forth in the Arrangement Agreement, Equinox will acquire all of the issued and outstanding Company Shares on the Effective Date. The Parties intend to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

If completed, the Arrangement will result in Equinox acquiring all of the issued and outstanding Company Shares on the Effective Date, and the Company will be a wholly-owned subsidiary of Equinox. Pursuant to the Plan of Arrangement, at the Effective Time, Shareholders (other than Dissenting Shareholders) will receive 1.00 Equinox Share and US$0.0001 in cash for each Company Share held at the Effective Time.

On the Effective Date, immediately following completion of the Arrangement, assuming that there are no Dissenting Shareholders and assuming no additional Company Shares are issued prior to the Effective Time (including pursuant to the exercise, conversion or vesting, as applicable, of the Company Convertible Securities prior to the Effective Time), former Shareholders (including former holders of Company RSUs and Company DSUs) are anticipated to own approximately 33% of the outstanding Equinox Shares and existing Equinox Shareholders are anticipated to own approximately 67% of the outstanding Equinox Shares, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Equinox as of the date of the Arrangement Agreement. For further information in respect of the Combined Company, see Appendix K to this Circular, “Information Concerning the Combined Company Following Completion of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Orla and Equinox and their respective legal and financial advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement.

Orla’s growth has been driven by its experienced Board and management team, whose disciplined execution and strong operating performance have generated significant cash flows from its operations. As part of its long-term growth strategy, the Board meets regularly to review Orla’s overall corporate strategy, composition of the Company’s portfolio and long-term strategic plan, in each case with the goal of maximizing Company value. This includes assessing the relative merits of continuing as an independent company, considering new acquisitions, dispositions and/or various combinations of Orla or its mines and projects. In order to facilitate this review, management holds regular strategy sessions for the Board, during which strategic alternatives are reviewed in detail. The Board periodically receives updates and presentations from external advisors and market participants on strategic alternatives. In assessing these alternatives, the Board and management consider multiple factors, including relative value, transactability, asset size, metal mix, stage of development, quality, jurisdiction, permitting and social considerations. As part of this review of corporate strategy, Orla engages with market participants, both strategic and financial, for the purpose of identifying, reviewing, assessing and advancing potential opportunities for collaboration, joint ventures, asset acquisitions or dispositions and, in some cases, corporate-level transactions. In order to protect its interests, Orla requires parties to sign confidentiality agreements before engaging in discussions or accessing non-public information.

External growth opportunities have been a strong pillar of the Company’s overall corporate strategy to date. In particular, in 2022 the Company acquired Gold Standard Ventures Corp., adding the South Railroad Project as a low-complexity, feasibility-stage project with robust economics, which combined with Orla’s Camino Rojo Mine and strong organic growth pipeline in Mexico, created a path towards more than 200,000 ounces of annual gold production at industry leading all-in cost margins. In 2024, the Company completed the complementary acquisition of Contact Gold Corp., adding the 100%-owned Pony Creek property, a 4,500-hectare exploration land package, strategically located adjacent to Orla’s South Railroad Project property in the heart of the Carlin trend in Nevada.

The Company further expanded its asset portfolio through the strategic entry into Ontario, Canada via the acquisition of the Musselwhite Mine in 2025. This acquisition added diversification with entry into a tier one mining jurisdiction with a stable operating environment that further enhanced its long-term value. Orla’s combination of quality assets in Ontario, Canada, Nevada, United States, and Zacatecas, Mexico created a premier North American focused gold company and combined the cash flows of the Camino Rojo Mine and Musselwhite Mine allowing the Company to self-fund continued investment in its growth pipeline.

To achieve the next phase of growth, Orla recognized that a business combination with another company, with similar high-quality long-life producing assets in stable tier-one jurisdictions and an experienced management team, could accelerate that growth, enhance shareholder value, and potentially lead to a further market re-rating.

During the three years preceding entering into the Arrangement Agreement, Orla, together with its advisors, reviewed detailed market analyses and evaluated and pursued several strategic opportunities, including discussions with other parties regarding potential business combinations and asset acquisitions, and compared those opportunities against Orla’s prospects as a standalone entity. Other than the acquisition of Musselwhite, viable strategic opportunities were not identified and these efforts did not proceed to a consummated transaction, as the financial or strategic metrics were not compelling to Orla or the relevant parties elected to pursue other alternatives. This experience reinforced the competitive demand for high quality assets located in tier one jurisdictions, provided insight into the availability of alternatives, and informed the Board’s and management’s assessment of the availability, relative attractiveness and transactability of strategic opportunities.

In early October 2025, Trinity approached Mr. Charles Jeannes, the Chair of Orla, and Mr. Jason Simpson, the President & Chief Executive Officer of Orla, to discuss a potential merger between Orla and Equinox. Trinity provided the Company with a preliminary analysis of a proposed transaction based on publicly available information. Subsequently, senior management of the Company approached Orla’s long-time cornerstone shareholder, Mr. Pierre Lassonde, to discuss the potential transaction. Mr. Lassonde indicated his support for the Company’s continued exploration of a potential transaction with Equinox. Trinity subsequently provided the same preliminary analysis to Equinox regarding the potential for a transaction, and at a meeting with Equinox, Trinity and Mr. Lassonde present, a consensus emerged amongst the parties as to the strategic benefits of pursuing a mutually acceptable transaction.

On January 29, 2026, Mr. Jeannes contacted Mr. Ross Beaty, the Chair of Equinox, to socialize the prospect of combining the two companies. Mr. Jeannes and Mr. Beaty held a high-level discussion of the benefits of a potential combination between the companies. Both Mr. Jeannes and Mr. Beaty expressed interest in exploring such a transaction and indicated their willingness to consider a mutually acceptable share exchange ratio based on prevailing market prices, reflecting an “at-market” transaction, subject to agreement on other transaction terms. Mr. Jeannes and Mr. Beaty agreed to meet in person to discuss the matter further at the BMO Global Mining conference in Florida in February.

On February 13, 2026, Mr. Darren Hall, the Chief Executive Officer of Equinox, and Ms. Daniella Dimitrov, the Chief Strategy and Risk Officer of Equinox, met with Mr. Simpson and Mr. Etienne Morin, the Chief Financial Officer of Orla, to discuss the potential Arrangement and related matters, including the proposed transaction timeline and due diligence process.

On February 24, 2026, Messrs. Beaty, Jeannes, Simpson and Hall met to further explore and discuss the merits of the potential of combining the two companies on an “at-market” basis. At this meeting, Mr. Lassonde, a potential significant shareholder of the potential go-forward entity, was in attendance to support the ongoing discussions. It was agreed that the two companies would execute the Confidentiality Agreement to enable the Parties to share confidential information and facilitate visits to each other’s operations. Following this meeting, on February 25, 2026, Messrs. Hall, Simpson and Morin and Ms. Dimitrov met to further discuss the proposed Arrangement, including the scope and timing of due diligence, the engagement of advisors, anticipated transaction timing and other process-related matters. On February 27, 2026, the Parties entered into the Confidentiality Agreement and shortly thereafter, the Company formally engaged Trinity as its financial advisor.

On February 27, 2026, Orla and Equinox initiated their respective financial and technical due diligence with respect to the other party’s assets and corporate entities.

On March 5, 2026, Orla granted Equinox and its advisors access to a virtual data room containing additional information regarding Orla. Similarly, on March 10, 2026, Equinox granted Orla’s advisors access to a virtual data room containing additional information regarding Equinox. Orla and its advisors commenced extensive due diligence on Equinox including, financial, technical, operational, legal, tax, human resources and accounting diligence at both corporate and operational levels. To support this process, Orla retained advisors to assist with financial and tax due diligence, engineering and technical consulting firms to assist with technical due diligence, and Cassels, along with local counsel in Mexico, Nicaragua, the United States and Brazil, for legal due diligence. These due diligence evaluations continued throughout the period leading up to the signing of the Arrangement Agreement.

On March 11, 2026, Mr. Jeannes and Mr. Beaty met again in Vancouver to discuss the merits of the potential transaction. On March 12, 2026, Mr. Jeannes and Mr. Hall discussed various aspects of the transaction.

At its regularly scheduled year-end meeting on March 19, 2026, the Board discussed, among other things, strategic alternatives for the Company. Management of the Company presented a preliminary overview of a potential transaction with Equinox, including an update of discussions to date and a preliminary analysis provided by Trinity, including with respect to potential strategic alternatives. The Board advised management that it wished to continue with due diligence and further discussions with Equinox regarding a potential transaction.

During the week of March 30, 2026, representatives of Orla and Equinox conducted a ten-day joint site visit at the companies’ key assets as part of the due diligence efforts.

Between March 5 and April 17, 2026, management of Orla and its advisors, together with Equinox management and its advisors, held several meetings to review and discuss technical and financial matters as part of the due diligence activities. At this time the management teams of Orla and Equinox discussed specific matters relating to their respective business and whether to advance a non-binding letter of intent and exclusivity period. Ultimately, it was determined that exclusivity would not be advanced until such time as substantially all due diligence was complete, and the parties agreed to work towards April 17, 2026 for that purpose.

On April 3, 2026 Mr. Jeannes and Mr. Beaty discussed the potential transaction, including certain results of Equinox’s due diligence and the future composition of the Combined Company Board.

On April 17, 2026, the Board met to receive a further update on the potential combination with Equinox. During the meeting, Orla senior management provided a fulsome update on the site visits conducted, the progress and finding of the technical diligence to date, an overview of the tax and financial matters considered and an update on the legal due diligence matters to date. It was confirmed that there had not been any material “red flags” from the financial, legal or technical due diligence to date, and that discussions between management indicated continued interest and alignment in pursuit of a business combination. Cassels, as legal counsel to Orla, was in attendance at the meeting and provided advice regarding the legal and fiduciary duties of the directors in the context of a change of control transaction. The Board discussed with Cassels the appropriate process to ensure appropriate Board review and oversight of negotiations regarding a potential transaction with Equinox, including forming a special committee to oversee matters. At this meeting, the Board received a presentation from Trinity on the potential transaction. The presentation included an evaluation of (i) the impact to key financial and operating metrics; (ii) the strengths, weaknesses, opportunities and risks of the potential transaction as well as strategic alternatives; and (iii) the pro forma positioning of Orla as a combined entity with Equinox and the related benefits to its shareholders. The Board considered many factors, including the shareholders continued participation in future upside and value creation of the combined company, the opportunity to create a North American new senior gold producer, the complementary portfolio of North American mines and diversified portfolio, the clear path to near-term gold production growth, substantial free cash flow and robust financial position, and the combined leadership opportunities. After receiving input from the Orla management team, and advice from Trinity and Cassels, and deliberating in camera without the management team present, the Board authorized the management team to engage with Equinox to continue discussions towards a negotiated transaction on an exclusive basis. The exclusivity agreement was executed following this meeting on April 17, 2026, and provided for a limited period of exclusive dealings.

At this meeting, the Board made the determination that it was prudent to form an independent Special Committee to oversee and participate in the negotiations of the transaction and make a recommendation to the Board with respect to the proposed transaction. The Special Committee was comprised of Mr. David Stephens as the Chair of the Special Committee, and Ms. Elizabeth McGregor and Ms. Tamara Brown as members, each of whom is independent of Orla and Equinox. The Board subsequently ratified the formation and composition of the Special Committee via consent resolution on April 23, 2026. At the same time, the Board also ratified the Special Committee’s written mandate which included responsibility and authorization to (among other things) (i) consider, review and evaluate the potential transaction with Equinox and any alternatives thereto that may be available to the Company, including maintaining the status quo; (ii) manage and oversee any process and to identify and pursue any alternatives; (iii) consider, review and evaluate the proposed structure of any proposed transaction and to consider the merits, the risks, the relevant advantages and disadvantages and the feasibility of pursuing a transaction; (iv) participate in or supervise the negotiation of the terms and conditions of any proposed transaction; (v) report to the full Board on its activities and recommendations from time to time; and (vi) to consider and provide its recommendation to the Board with respect to any proposed transaction. At the end of each meeting of the Special Committee described below, the Special Committee held in camera sessions, including sessions attended only by members of the Special Committee and sessions with its independent legal counsel and financial advisors present.

On April 20, 2026, an initial draft of the Arrangement Agreement was provided to Cassels by Blakes, as counsel to Equinox. Starting on April 20, 2026, the Orla and Equinox transaction teams, assisted by their respective legal and financial advisors, commenced negotiations of the Arrangement Agreement and related documents and exchanged various drafts of the Arrangement Agreement and the related ancillary transaction agreements.

Again, on April 20, 2026, Mr. Jeannes and Mr. Beaty discussed the status of the potential transaction, including the mechanics for determining the Exchange Ratio for an “at-market” transaction, certain due diligence matters and the future composition of the Combined Company Board.

On April 21, 2026, the Special Committee met with management, Mr. Jeannes, and Cassels. During this meeting, Cassels provided advice to the Special Committee as to its role and function, including its fiduciary duties in the context of the proposed transaction. Scotiabank was in attendance at this meeting to provide an overview of the transaction terms and initial financial advice. Scotiabank was formally engaged, on a fixed-fee basis, following the meeting as an independent financial advisor to the Special Committee, and Fasken was engaged as independent legal advisor. Subsequent to this meeting, on May 2, 2026, the Special Committee engaged Fort Capital to provide an additional independent, fixed fee fairness opinion in respect of the Arrangement.

On April 22, 2026, Cassels met with management of Orla to discuss the initial draft and key issues from the Arrangement Agreement, which issues were further discussed with the Special Committee at a meeting held on April 23, 2026, with management, Trinity, Scotiabank, Cassels and Fasken present. The meeting of the Special Committee included a discussion regarding the Arrangement Agreement during which the Special Committee provided its input and instructions to management on certain key commercial terms.

On April 27, 2026, the Special Committee met with management, Mr. Jeannes, Trinity, Scotiabank, Cassels and Fasken to receive a presentation from Scotiabank on certain key financial metrics, including market activity and history, shareholder expectations, and other market analysis, including potential strategic alternatives and market opportunities. At this meeting, the Special Committee and its advisors discussed, among other things, the status of ongoing due diligence and certain commercial terms in the Arrangement Agreement, including approach to the deal protection mechanisms and risk allocation.

On April 27, 2026, Cassels provided preliminary comments on the draft Arrangement Agreement to Equinox’s counsel.

During late April, 2026, management representatives and Orla’s financial advisors held several meetings to discuss, among other things, the potential business combination, the results of ongoing due diligence including site visits, remaining due diligence items, timelines, financial models and capital structures.

During the week of April 29, 2026, Messrs. Simpson and Hall met to discuss the proposed business combination, focusing on the key commercial issues remaining to be resolved in the draft Arrangement Agreement.

On April 30, 2026, Mr. Jeannes and Mr. Beaty again discussed the future composition of the Combined Company Board.

The Special Committee met again on April 30, 2026 to receive updates from management on transaction negotiations to discuss the Arrangement Agreement, and to receive a presentation from Scotiabank on its preliminary financial analysis.

On May 1, 2026, the Board met with management representatives and the financial and legal advisors to Orla and the Special Committee to receive an update from the Special Committee and management on the progress of negotiations relating to the Arrangement Agreement and related legal, tax and technical matters.

Around this time, Equinox and Orla inquired with certain parties as to their willingness to sign voting and support agreements. Ultimately, each director and officer of Equinox entered into an Equinox Voting Agreement and each director and officer of the Company and Mr. Lassonde and an affiliate of Fairfax Financial Holdings Limited entered into a Company Voting Agreement.

On May 4, 2026, the Special Committee met with management, Trinity, Scotiabank, Fort Capital, Cassels and Fasken to discuss comments and consider issues raised based on the review of the current draft of the Arrangement Agreement received from Equinox. At this meeting, the Special Committee provided its input and instructions to management on the resolution of certain key commercial issues, particularly relating to governance structure, deal protections, disclosure and risk allocation.

On May 6, 2026, the Special Committee met again with management, Mr. Jeannes, Trinity, Scotiabank, Cassels and Fasken to discuss certain commercial terms in the Arrangement Agreement and to receive a detailed presentation from Scotiabank on its updated valuation materials. Following the meeting, Messrs. Jeannes and Simpson, on behalf of Orla met with Messrs. Beaty and Hall to discuss the proposed business combination, focusing on feedback from the reciprocal site visits and roles and responsibilities moving forward, including with respect to leadership structure and board composition.

On May 7, 9 and 10, 2026, Mr. Jeannes had several calls with Mr. Beaty, Mr. Blayne Johnson and Mr. Doug Foster regarding leadership roles within the combined company.

On May 8, 2026, the Board held a regularly scheduled meeting to approve its quarterly financial results and press release. Senior management, Trinity, Scotiabank, Fort Capital and Cassels were also in attendance to provide the Board with an update on the status of reciprocal due diligence, financial analysis and legal matters. Each of Trinity and Scotiabank provided updated financial analysis and advice. In addition, Cassels provided a presentation summarizing the key terms of the Arrangement Agreement, and the questions of the Board members regarding the Arrangement Agreement were addressed by senior management and Cassels to the satisfaction of the Board. The Board met in camera in connection with this meeting to discuss the proposed transaction, governance and other items.

On May 11, 2026, Messrs. Jeannes, Lassonde, Beaty, Johnson, Forster, and Hall held a virtual meeting with respect to leadership structure and board composition.

In the morning of May 12, 2026, the Special Committee convened a meeting with management, Mr. Jeannes, and representatives from Trinity, Scotiabank, Fort Capital, Cassels and Fasken. The Special Committee received an update from management on the status of negotiations with respect to certain commercial terms and a presentation from Cassels on the Arrangement Agreement and the voting and support agreements. Fort Capital provided a presentation setting out its financial analysis, and responded to questions from the Special Committee. Thereafter, Scotiabank provided a presentation setting out its financial analysis, and responded to questions from the Special Committee.

Following the close of markets on May 12, 2026, the chairs of both companies, Mr. Jeannes and Mr. Beaty, met to agree on the proposed Exchange Ratio, which remained subject to formal approval by the companies’ respective boards of directors. Once the Exchange Ratio was agreed to, the Board convened a meeting with management and representatives from Trinity, Scotiabank, Fort Capital, Cassels and Fasken in attendance. Scotiabank reconfirmed its financial analysis and provided its oral opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. Fort Capital then reconfirmed its financial analysis and provided its oral opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. Cassels provided an update to the Board on the Arrangement Agreement, confirming that the outstanding points had been addressed to the satisfaction of legal counsel and senior management. The Board received the unanimous recommendation of the Special Committee that the Board determine that the Arrangement is in the best interest of the Company and fair to Shareholders, approve the Arrangement and the entering into of the Arrangement Agreement and recommend that the Shareholders vote FOR the Arrangement Resolution.

The Board, based on its considerations, investigations and deliberations, including a thorough review of the terms and conditions of the Arrangement Agreement, the Fairness Opinions and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and the Company’s financial and legal advisors and having received and reviewed the unanimous recommendation from the Special Committee, unanimously determined that the Arrangement was in the best interests of Company and fair to the Shareholders and unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously determined to recommend that Shareholders vote FOR the Arrangement Resolution.

Later that evening, following the Board’s approval, the parties executed and delivered the Arrangement Agreement, and the Company Locked-up Shareholders and Equinox Locked-up Shareholders executed and delivered the Company Voting Agreements and the Equinox Voting Agreements. Prior to the opening of markets on May 13, 2026, Orla and Equinox issued a joint news release publicly announcing the execution of the Arrangement Agreement and the proposed Arrangement that would combine the businesses of Orla and Equinox.

Recommendations of the Special Committee and the Board

Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, including the potential for a more favourable transaction with a third party and the prospect of proceeding independently to pursue the Company’s current business plan, and having consulted with management of the Company and its financial and legal advisors, and having taken into account the Fairness Opinions, and other relevant matters, the Special Committee unanimously recommended that the Board determine that the Arrangement is in the best interests of the Company and fair to the Shareholders, approve the Arrangement and the entering into of the Arrangement Agreement and recommend that Shareholders vote FOR the Arrangement Resolution.

The Board, based on its considerations, investigations and deliberations, including a thorough review of the terms and conditions of the Arrangement Agreement, the Fairness Opinions and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and the Company’s financial and legal advisors and having received and reviewed the unanimous recommendation from the Special Committee, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such director’s and officer’s Company Shares (including any Company Shares issued upon the exercise, vesting or conversion, as applicable, of any Company Convertible Securities) FOR the Arrangement Resolution.

In forming their unanimous recommendations, the Special Committee and the Board considered a number of reasons, factors and risks, including, without limitation, the reasons and factors listed below under “Part II – The Arrangement – Reasons for the Arrangement” and the risks relating to the Arrangement as set out below under the heading “Part IV – Risk Factors”. The Special Committee and the Board based their recommendations upon the totality of the information presented to and considered by it in light of their knowledge of the business, financial condition and prospects of the Company and after taking into account the Fairness Opinions and the advice of the Special Committee’s and the Company’s legal and other advisors and the advice and input of management of the Company.

Reasons for the Arrangement

In reaching their conclusions and formulating their unanimous recommendations, the Special Committee and the Board consulted with Orla’s management team, their respective legal and financial advisors and, in the case of the Board, with the Special Committee. The Special Committee and the Board also reviewed a significant amount of information, and considered a number of factors and reasons, including those listed below, relating to the Arrangement and gave careful consideration to the business, financial condition and prospects of the Company and the terms of the Arrangement Agreement. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee to the Board, the unanimous determination of the Board that the Arrangement is in the best interests of the Company and fair to the Shareholders and the unanimous recommendation of the Board that Shareholders vote FOR the Arrangement Resolution.

•	Opportunity to participate in future value creation from the Arrangement: Under the Arrangement, Shareholders will receive the Equinox Shares and are expected to own approximately 33% of Equinox post-Arrangement on a fully-diluted basis, allowing Shareholders to participate in future upside and value creation of the Combined Company.

•	Creation of a new North American senior gold producer: The Combined Company will have 1.1 million ounces of expected annual gold production from a highly complementary portfolio of six North American mines, underpinned by a significant endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves.[13]

13 See “Scientific and Technical Information”, “Cautionary Note to United States Shareholders Concerning Estimates of Mineral Reserves and Resources” and “Cautionary Note Regarding Forward-Looking Statements and Information.”

•	Peer leading, growth profile leading to potentially more than 1.9 million ounces of annual production: Clear path to more than 800,000 ounces[14] of near-term gold production growth from the Valentine Gold Mine phase 2 expansion in Canada, South Railroad Project and Castle Mountain Gold Project in the U.S., and Los Filos Mining Complex and Camino Rojo Mine in Mexico.

•	Second largest producer of Canadian gold: The Greenstone Gold Mine, Valentine Gold Mine, and Musselwhite Mine are expected to collectively produce 685,000 ounces of gold in 2026[15], with significant potential for production growth and mine life extension from expansion and exploration upside, resulting in significant production from a market-preferred, low risk jurisdiction.

•	Substantial free cash flow generation and robust financial position: Combined free cash flow[16] profile of approximately $1.4 billion in 2026 based on current analyst consensus estimates; combined entity expected to have $1.4 billion of total available liquidity[20] to drive growth and continued shareholder returns while maintaining strong financial flexibility.

•	Leadership and support from an industry leading team of mine builders and operators: The Combined Company will be led by a team with a proven track record of shareholder value creation led by Charles Jeannes, Darren Hall, and Jason Simpson, with ongoing support from Ross Beaty and key shareholders Pierre Lassonde and Prem Watsa and certain affiliates of Fairfax Financial Holdings Limited.

•	Diversified portfolio offers enhanced scale and optionality: Six producing assets and four growth projects across four countries (Canada, U.S., Mexico, and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside, and longer-term optionality.

•	Enhanced capital markets profile and significant re-rating potential: The Combined Company offers greater scale, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and superior free cash flow, providing significant re-rating potential.

•	Operational symmetry and enhanced efficiency: The combination of two public companies and two strong teams with complementary North American operating platforms is expected to drive operational efficiencies.

•	Balanced governance and management participation: The board of directors of the Combined Company will consist of eleven directors with five directors coming from the Board, including Charles Jeannes who will be Chair of the board of directors. Additionally, Orla’s current President and Chief Executive Officer, Jason Simpson, will become President of the Combined Company. All of these considerations will allow for oversight of, continuing influence on, and input into the strategic direction of the Combined Company by people from Orla.

14 Anticipated production growth from completion of the Valentine Gold Mine phase 2 expansion and with Castle Mountain Gold Project, Los Filos Mining Complex, South Railroad Project and Camino Rojo Mine in production.

15 Mid-point of Equinox’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

16 Free cash flow, total available liquidity and EBITDA are non-IFRS measures, which are measures with no standardized meaning IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Companies believe that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Companies in assessing their operating performance, ability to generate free cash flow from current operations and their overall value. See “Non-IFRS Financial Performance Measures” in the Circular.

•	Review of strategic alternatives: After consultation on the proposed Arrangement with Orla’s management team, their financial and legal advisors and, in the case of the Board, with the Special Committee, and after review of the current and prospective business climate in the mining industry, including assessing other potential strategic alternatives, including a standalone independent scenario, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement is in the best interest of the Company.

•	Other factors: The Special Committee and the Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of the Company and Equinox in the metals and mining industry, information concerning mineral reserve and mineral resource estimates, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of the Company and Equinox and the historical trading prices of the Company Shares and the Equinox Shares, taking into account the results of the Company’s due diligence review of Equinox and its properties.

In evaluating the Arrangement and making their respective determinations and recommendations, the Special Committee and the Board also observed that a number of procedural and legal safeguards were in place and are present to permit the Special Committee and the Board to effectively represent the interests of the Company, the Shareholders and the Company’s other stakeholders, including, among others, the following:

•	Fairness opinions. The Board and the Special Committee received the Fairness Opinions from each of Scotiabank and Fort Capital, each to the effect that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

•	Support of directors, officers and significant shareholders. The boards of directors of each of the Company and Equinox have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers of each of Orla and Equinox, and certain significant shareholders of Orla, have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote their securities of Orla and Equinox, as applicable, in favour of the Arrangement Resolution at the Meeting and in favour of the Equinox Shareholder Resolution at the Equinox Meeting, respectively.

•	Role of Special Committee. The Arrangement was reviewed and evaluated by the Special Committee, comprised of members of the Board who are independent of Equinox and of management of the Company. Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, including the potential for a more favourable transaction with a third party and the prospect of proceeding independently to pursue the Company’s current business plan, and having consulted with management of the Company and its financial and legal advisors, and having taken into account the Fairness Opinions, and other relevant matters, the Special Committee unanimously recommended that the Board determine that the Arrangement is in the best interests of the Company and fair to the Shareholders, approve the Arrangement and the entering into of the Arrangement Agreement, and recommend that Shareholders vote FOR the Arrangement Resolution.

•	Negotiated transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board. The negotiation process was undertaken at arm’s length with the oversight and participation of the Special Committee, comprised entirely of independent directors, and with the advice of its financial and legal advisors.

•	Conduct of Orla’s business. The Special Committee and the Board believe that the restrictions imposed on Orla’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

•	Ability to respond to unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, in certain circumstances prior to Shareholder approval of the Arrangement Resolution, the Board will remain able to respond to any unsolicited bona fide written Acquisition Proposal if it determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or, if consummated in accordance with its terms, would reasonably be expected to constitute or lead to a Superior Proposal, provided that the Company has not breached its non-solicitation covenants under the Arrangement Agreement.

•	Reasonable break fee. The amount of the Termination Fee that the Company may be required to pay in certain circumstances (US$250 million) is within the range of termination fees considered reasonable for a transaction of the nature and size of the Arrangement. In the view of the Special Committee and the Board, the Termination Fee should not preclude a third party from making a Superior Proposal for the Company.

•	Fairness of the conditions. The Arrangement Agreement provides for certain conditions with respect to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be satisfied in the judgment of the Board.

•	Shareholders approval. The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

•	Court and Key Regulatory Approvals. The Plan of Arrangement must be approved by the Court, which will consider, among other things, if the Arrangement is fair and reasonable to Shareholders. The Arrangement Agreement also contains a condition precedent that all Key Regulatory Approvals shall be obtained prior to closing.

•	Dissent Rights. Registered Shareholders who oppose the Arrangement may, subject to strict compliance with all applicable requirements, exercise Dissent Rights and, if ultimately successful, receive fair value for their Company Shares (as set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court). See “Part II – The Arrangement – Right to Dissent” in this Circular for detailed information regarding the Dissent Rights of Shareholders in connection with the Arrangement.

In evaluating the Arrangement and making their respective determinations and recommendations, the Special Committee and the Board also considered a number of risks and potentially negative factors related to the Arrangement and the Arrangement Agreement, including, among others:

•	the risk that the Arrangement may not be completed despite the Parties’ efforts or that completion of the Arrangement may be unduly delayed, even if Company Shareholder Approval is obtained, including the possibility that Equinox Shareholder Approval may not be obtained, that other conditions to the Parties’ obligations to complete the Arrangement may not be satisfied, and the potential resulting negative impact this could have upon the Company’s business;

•	the limitations contained in the Arrangement Agreement on the Company’s ability to solicit third parties to make an Acquisition Proposal with respect to the Company and the specific requirements regarding what constitutes a Superior Proposal with respect to the Company, given the nature of the deal protections and “fiduciary out” in the Arrangement Agreement;

•	the terms of the Arrangement Agreement that place restrictions on the conduct of the Company’s business prior to the completion of the Arrangement and prevent the Company from taking certain specified actions, which could delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Arrangement;

•	the risk that the Key Regulatory Approvals may not be obtained in a timely manner and extend the restrictions on the conduct of the Company’s business prior to the completion of the Arrangement, which could impact the Company’s ability to engage in business opportunities that may arise pending completion of the Arrangement;

•	the challenges inherent in combining two businesses of the size, geographic diversity and complexity of the Company and Equinox and the risks from international business activities;

•	the risk that expected benefits to the Combined Company are not realized;

•	the risk that changes in Law or regulation could adversely impact the expected benefits of the Arrangement to the Company, the Shareholders and other stakeholders;

•	the risk that the Equinox Shares to be issued as consideration under the Arrangement are based on a fixed exchange ratio and will not be adjusted based on fluctuations in the market value of the Company Shares or the Equinox Shares;

•	the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement, regardless of whether the Arrangement is completed;

•	the potential risk of diverting management’s attention and resources from the operation of the Company’s business, including other strategic opportunities and operational matters, while working toward the completion of the Arrangement;

•	the potential negative effect of the ongoing Arrangement process on the Company’s business, including its relationships with employees, suppliers, customers, and communities in which it operates;

•	the potential adverse impact that business uncertainty pending the completion of the Arrangement could have on the Company’s ability to attract, retain and motivate key personnel until the completion of the Arrangement;

•	the right of Equinox to terminate the Arrangement Agreement under certain circumstances;

•	that the Company could be required to pay a termination fee to Equinox in the amount of US$250 million upon termination of the Arrangement Agreement under certain circumstances, or that the Company could be required to pay an expense reimbursement to Equinox in the amount of US$10 million under certain circumstances;

•	the fact that if the Arrangement Agreement is terminated and the Board decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the Consideration payable to the Shareholders under the Arrangement;

•	the fact that, following the Arrangement, the Company will no longer exist as an independent public company and the Company Shares will be delisted from the TSX and NYSE American;

•	the risks that the actual performance of the Company and Equinox may materially differ from the financial projections prepared by the respective management team of each of the Company and Equinox in connection with the Arrangement; and

•	the fact that the Consideration Shares to be received by Shareholders upon completion of the Arrangement will have different rights from the Company Shares.

The Special Committee and the Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the headings “Part IV – Risk Factors – Risk Factors Related to the Arrangement” and “Part IV – Risk Factors – Risk Factors Related to the Operations of the Combined Company”. The Special Committee and the Board believe that overall, the anticipated benefits of the Arrangement to the Company outweighed these risks and negative factors.

The information and factors described above considered by the Special Committee and the Board is not intended to be exhaustive, but is believed by the Special Committee and the Board to include the material factors considered by the Special Committee and the Board in their respective assessment of the Arrangement. In view of the wide variety of factors considered by the Special Committee and the Board in connection with its assessment of the Arrangement and the complexity of such matters, the Special Committee and the Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to these factors that it considered in reaching its decision. In addition, in considering these factors, individual members of the Special Committee and the Board may have given different weight to various factors and may have applied different analyses to each of the material factors considered by the Special Committee and the Board.

The Special Committee’s and the Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks described herein.

Opinions of Financial Advisors

In connection with the evaluation of the Arrangement, the Special Committee and the Board received and considered the Fairness Opinions.

The full text of the Fairness Opinions, which set forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by Scotiabank and Fort Capital in connection with their respective Fairness Opinion, are attached in Appendix E, “Scotiabank Fairness Opinion” and Appendix G, “Fort Capital Fairness Opinion”, respectively.

The following summaries of the Fairness Opinions are qualified in their entirety by reference to the full text of the Fairness Opinions. Scotiabank and Fort Capital provided their opinions at the request of, and solely for the information and assistance of, the Special Committee and the Board, as applicable, in connection with their consideration of the Arrangement and except for the inclusion of the Fairness Opinions in their entirety and a summary thereof in this Circular, the Fairness Opinions are not to be summarized, circulated, reproduced, publicized, disseminated, quoted from or referred to (in whole or in part) or used or relied upon by any party without the respective express prior written consent of Scotiabank or Fort Capital, as applicable. The Fairness Opinions were not intended to be and are not a recommendation to the Special Committee or the Board, as applicable, as to whether it should approve the Arrangement Agreement or the Arrangement, nor are they a recommendation to any Shareholder as to how they should vote or act on any matter relating to the Arrangement or any other matter or an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Arrangement.

As described under “Reasons for the Arrangement”, the Fairness Opinions were only one of many factors considered by the Special Committee and the Board in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee and the Board with respect to the Arrangement or the Consideration to be received by Shareholders pursuant to the Arrangement. Shareholders are urged to read each of the Fairness Opinions in their entirety.

Scotiabank

The Special Committee retained Scotiabank to act as financial advisor in connection with the Arrangement. Under the terms of its engagement, Scotiabank agreed to provide the Special Committee with various financial advisory and investment banking services in connection with the Arrangement, including, among other things, providing an opinion subject to customary qualifications as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

On May 12, 2026, at the meeting of the Board held to consider the Arrangement, Scotiabank delivered its oral opinion to the Board and the Special Committee, which was subsequently confirmed in writing, to the effect that, as of May 12, 2026, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the Scotiabank Fairness Opinion is attached as Appendix E, “Scotiabank Fairness Opinion”. This summary of the Fairness Opinion is qualified in its entirety by the full text of the Fairness Opinion.

Pursuant to the terms of the engagement letter with the Special Committee, Scotiabank is entitled to payment of a fixed advisory fee and a fixed fee for the Scotiabank Fairness Opinion, which are not contingent on the substance of or the conclusions reached in the Scotiabank Fairness Opinion or the completion of the Arrangement. The Company has also agreed to reimburse Scotiabank for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Scotiabank against certain liabilities that may arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

Fort Capital

The Special Committee retained Fort Capital to provide the Special Committee with an independent fairness opinion in connection with the Arrangement. Under the terms of its engagement, Fort Capital agreed to prepare and deliver to the Special Committee an opinion, subject to customary qualifications, as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

On May 12, 2026, at the meeting of the Board held to consider the Arrangement, Fort Capital delivered its oral opinion to the Board and the Special Committee, which was subsequently confirmed in writing, to the effect that, as of May 12, 2026, and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the Fort Capital Fairness Opinion is attached as Appendix G, “Fort Capital Fairness Opinion”.

Pursuant to the terms of the engagement letter with the Special Committee, Fort Capital is entitled to payment of a fixed engagement fee and a fixed fee for the Fort Capital Fairness Opinion, which are not contingent on the substance of or the conclusions reached in the Fort Capital Fairness Opinion or upon the completion of the Arrangement. The Company has also agreed to reimburse Fort Capital for its reasonable and documented out-of-pocket expenses incurred in connection with its services and to indemnify Fort Capital against certain liabilities that may arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

Arrangement Steps

If the Company Shareholder Approval is obtained at the Meeting, the Equinox Shareholder Approval is obtained at the Equinox Meeting, the Final Order approving the Arrangement is issued by the Court, the Key Regulatory Approvals have been obtained, and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time.

The following description of the steps of the Plan of Arrangement is qualified in its entirety by the full text of the Plan of Arrangement which is attached as Appendix D to this Circular, “Plan of Arrangement” .

Commencing and effective as at the Effective Time, each of the following events will occur and will be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as expressly provided in the Plan of Arrangement:

(a)	each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings in accordance with the Plan of Arrangement, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares), and shall cease to represent a restricted share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Company RSU shall be immediately cancelled by the Company and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as Company RSU Holders. Each Company RSU Holder’s name shall be removed from the register of Company RSUs maintained by or on behalf of the Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b)	each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings in accordance with the Plan of Arrangement, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares) and shall cease to represent a deferred share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Company DSU shall be immediately cancelled by the Company and the holders of such Company DSUs shall cease to be holders thereof and to have any rights as Company DSU Holders. Each Company DSU Holder’s name shall be removed from the register of Company DSUs maintained by or on behalf of the Company and all agreements relating to the Company DSUs shall be terminated and shall be of no further force and effect;

(c)	each Company PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent such that the “Performance Percentage” (as provided for under the Company PSU Plan) shall be deemed at 100%, shall be transferred by the holder thereof to the Company and cancelled by the Company in exchange for a cash payment, net of withholdings in accordance with the Plan of Arrangement, by the Company (using the Company’s own funds not funds directly or indirectly provided by Equinox or its affiliates) equal to the Market Price (as defined in the Company PSU Plan);

(d)	immediately prior to the exchange set forth in step (e) below, each Dissent Share shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any Liens of any nature whatsoever) and cancelled, and the Company shall thereupon be obligated to pay the amount therefore determined and payable in accordance with the Plan of Arrangement, and:

(i)	such Dissenting Shareholder shall cease to be the holder of such Dissent Share and to have any rights as a Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in the Plan of Arrangement out of reserves established by the Company therefore; and

(ii)	such Dissenting Shareholder’s names shall be removed from the register of Shareholders maintained by or on behalf of the Company;

(e)	each outstanding Company Share (excluding any Dissent Share or any Company Shares held by Equinox or its affiliates, but including Company Shares issued pursuant to steps (a) and (b) above) shall be deemed to be transferred and assigned by the holder thereof, without further act or on its part, to Equinox (free and clear of all Liens of any nature whatsoever) in exchange for the Consideration, and:

(i)	each holder of such Company Shares shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration per Company Share in accordance with the Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of Shareholders maintained by or on behalf of the Company; and

(iii)	Equinox shall be deemed to be the transferee of such Company Shares (free and clear of any Liens of any nature whatsoever) and the register of Shareholders maintained by or on behalf of the Company shall be revised accordingly;

(f)	notwithstanding the Company Stock Option Plan, each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Stock Option Plan, and the rights under such Company Option to acquire Company Shares shall be disposed of in exchange for new rights under such Company Option to acquire from Equinox, pursuant to the terms of the Company Option and in accordance with the terms of the Company Stock Option Plan, such number of Equinox Shares equal to: (A) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Equinox Shares, at an exercise price equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. The Company Option shall be exercisable until the original expiry date of the Company Option, except that the term of any Company Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox following thirty days after the Effective Date, shall be the lesser of (i) the current expiry date of the Company Option; and (ii) the date that is twelve months following the Effective Date. For greater certainty, except as otherwise set out herein, the original grant agreement evidencing a Company Option, all terms and conditions of such Company Option and the conditions to and manner of exercising such Company Option existing prior to the Effective Time, shall in each case remain the same, and such Company Option shall continue after the Effective Time until such Company Option is exercised, terminated or expires in accordance with such terms and conditions;

(g)	all Company Shares held by Equinox shall be transferred to Equinox Holdco in exchange for Equinox Holdco Shares having a value and stated capital equal to the value of the Company Shares transferred, and Equinox Holdco shall be added to the securities register maintained by or on behalf of the Company in respect of the Company Shares showing such holder as the legal and beneficial owner of the Company Shares transferred and Equinox shall be added to the securities register maintained by or on behalf of Equinox Holdco in respect of the Equinox Holdco Shares showing such holder as the legal and beneficial owner of the Equinox Holdco Shares issued. Equinox and Equinox Holdco will jointly file an election under section 85 of the Tax Act with an agreed amount not exceeding the adjusted cost base (as defined in the Tax Act) of the Company Shares transferred to Equinox Holdco; and

(h)	on the date that is two (2) Business Days after the Company files a valid T2067 election under subsection 89(1) of the Tax Act to cease to be a “public corporation” for purposes of the Tax Act (which filing shall occur no later than five (5) Business Days following the date that the Company Shares are officially delisted from each and every “designated stock exchange” (within the meaning of the Tax Act) in Canada):

(i)	Equinox Holdco and the Company shall amalgamate (the “Amalgamation”) to form one corporate entity with the same effect as if they were amalgamated under section 181 of the CBCA, except that the separate legal existence of the Company will not cease and the Company will survive the Amalgamation (the Company, as such surviving entity, “Amalco”) and, for the avoidance of doubt, the Amalgamation together with the transactions described in the Plan of Arrangement are intended to constitute a single, integrated transaction qualifying as a tax deferred reorganization within the meaning of section 368(a)(1)(A) of the Code by reason of section 368(a)(2)(E) of the Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act;

(ii)	effective immediately prior to the Amalgamation, the stated capital account maintained in respect of the Company Shares shall be reduced to C$1.00 and the amount by which the stated capital of the Company is reduced shall not be distributed to Equinox Holdco;

(iii)	pursuant to the Amalgamation, the separate legal existence of Equinox Holdco shall cease without Equinox Holdco being liquidated or wound up and Equinox Holdco and the Company shall continue as Amalco, and the property and obligations of Equinox Holdco and the Company shall become the property and obligations of Amalco, as more fully described in the Plan of Arrangement;

(iv)	effective on the Amalgamation, each Company Share shall be cancelled without any repayment of stated capital in respect of those shares; and

(v)	effective on the Amalgamation, each Equinox Holdco Share will be exchanged for an Amalco Share, as more fully described in the Plan of Arrangement.

The exchanges and cancellations provided for in steps (a) through (g) above will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

If completed, the Arrangement will result in Equinox acquiring all of the issued and outstanding Company Shares on the Effective Date, and the Company will be a wholly-owned subsidiary of Equinox. Pursuant to the Plan of Arrangement, at the Effective Time, Shareholders (other than Dissenting Shareholders) will receive 1.00 Equinox Share and US$0.0001 in cash for each Company Share held at the Effective Time. On the Effective Date, immediately following completion of the Arrangement, assuming that there are no Dissenting Shareholders and assuming no additional Company Shares are issued prior to the Effective Time (including pursuant to the exercise, conversion or vesting, as applicable, of the Company Convertible Securities prior to the Effective Time), former Shareholders (including former holders of Company RSUs and Company DSUs) are anticipated to own approximately 33% of the outstanding Equinox Shares and existing Equinox Shareholders are anticipated to own approximately 67% of the outstanding Equinox Shares, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Equinox as of the date of the Arrangement Agreement.

If the Company Shareholder Approval is obtained at the Meeting, the Equinox Shareholder Approval is obtained at the Equinox Meeting, the Final Order approving the Arrangement is issued by the Court, the Key Regulatory Approvals are obtained and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement (as disclosed below under “Part III – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”) are satisfied or waived, the Arrangement will take effect commencing at the Effective Time, which is expected to be 12:01 a.m. (Vancouver time) on the Effective Date (which is expected to occur in the third quarter of 2026).

Effect of the Arrangement

Effect on Company Shares

If completed, the Arrangement will result in the issuance of 1.00 Equinox Share and the payment of US$0.0001 in cash for each Company Share held by Shareholders as at the Effective Time (other than Dissenting Shareholders). As at the close of business on June 18, 2026, there were 375,312,739 Company Shares outstanding (on a non-diluted basis). If completed, the Arrangement will result in Equinox becoming the owner of all of the Company Shares on the Effective Date, and the Company will be a wholly-owned subsidiary of Equinox.

Assuming that there are no Dissenting Shareholders and assuming no additional Company Shares are issued prior to the Effective Time (including pursuant to the exercise, conversion or vesting, as applicable, of the Company Convertible Securities prior to the Effective Time), there will be, immediately following the completion of the Arrangement, approximately 1,166,187,818 Equinox Shares issued and outstanding. Immediately following completion of the Arrangement: (i) former Shareholders of the Company (including former holders of Company RSUs and Company DSUs) are expected to hold approximately 377,029,979 Equinox Shares and (ii) existing Equinox Shareholders are expected to hold approximately 789,157,979 Equinox Shares.

Company Convertible Securities

Pursuant to the terms of the Arrangement Agreement, if the Company Shareholder Approval is obtained at the Meeting, the Equinox Shareholder Approval is obtained at the Equinox Meeting, the Final Order approving the Arrangement is issued by the Court, the Key Regulatory Approvals are obtained and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived, then, commencing and effective as at the Effective Time:

(a)	each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings in accordance with the Plan of Arrangement, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares), and shall cease to represent a restricted share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration, and each such Company RSU shall be immediately cancelled by the Company and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as Company RSU Holders. Each Company RSU Holder’s name shall be removed from the register of Company RSUs maintained by or on behalf of the Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b)	each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings in accordance with the Plan of Arrangement, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares) and shall cease to represent a deferred share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration, and each such Company DSU shall be immediately cancelled by the Company and the holders of such Company DSUs shall cease to be holders thereof and to have any rights as Company DSU Holders. Each Company DSU Holder’s name shall be removed from the register of Company DSUs maintained by or on behalf of the Company and all agreements relating to the Company DSUs shall be terminated and shall be of no further force and effect;

(c)	each Company PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent such that the “Performance Percentage” (as provided for under the Company PSU Plan) shall be deemed at 100%, shall be transferred by the holder thereof to the Company and cancelled by the Company in exchange for a cash payment, net of withholdings in accordance with the Plan of Arrangement, by the Company (using the Company’s own funds not funds directly or indirectly provided by Equinox or its affiliates) equal to the Market Price (as defined in the Company PSU Plan);

(d)	notwithstanding the Company Stock Option Plan, each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Stock Option Plan, and the rights under such Company Option to acquire Company Shares shall be disposed of in exchange for new rights under such Company Option to acquire from Equinox, pursuant to the terms of the Company Option and in accordance with the terms of the Company Stock Option Plan, such number of Equinox Shares equal to: (A) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Equinox Shares, at an exercise price equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. The Company Option shall be exercisable until the original expiry date of the Company Option, except that the term of any Company Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox following thirty days after the Effective Date, shall be the lesser of (i) the current expiry date of the Company Option; and (ii) the date that is twelve months following the Effective Date. For greater certainty, except as otherwise set out herein, the original grant agreement evidencing a Company Option, all terms and conditions of such Company Option and the conditions to and manner of exercising such Company Option existing prior to the Effective Time, shall in each case remain the same, and such Company Option shall continue after the Effective Time until such Company Option is exercised, terminated or expires in accordance with such terms and conditions;

(e)	in accordance with the terms of each of the Company Notes, each holder of a Company Note shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Note, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Notes immediately prior to the Effective Time. Each Company Note shall continue to be governed by and be subject to the terms of the applicable Company Note certificate, subject to any supplemental exercise documents issued by Equinox to Company Noteholders to facilitate the exercise of the Company Notes and the payment of the corresponding portion of the exercise price thereof. Company Noteholders will be advised that securities issuable upon the exercise of the Company Notes in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any;

(f)	in accordance with the terms of each of the Company Warrants, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant certificate, subject to any supplemental exercise documents issued by Equinox to Company Warrantholders to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof. Company Warrantholders will be advised that securities issuable upon the exercise of the Company Warrants in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any; and

(g)	notwithstanding the terms of the Company Bonus Share Agreement, the Company Bonus Shares outstanding immediately prior to the Effective Time shall not vest in accordance with the terms of the Company Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Company Bonus Share Agreement) but shall be adjusted such that the Company Bonus Shares shall vest and be settled on the date the holder thereof ceases to act as a director of the Combined Company Board, and the holder of the Company Bonus Shares shall be entitled to receive (and such holder shall accept) upon the settlement of such Company Bonus Shares following the Effective Date, in lieu of Company Shares to which such holder was theretofore entitled upon such settlement, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Company Bonus Shares had settled immediately prior to the Effective Time. The holder of the Company Bonus Shares will be advised that securities issuable upon the settlement of the Company Bonus Shares in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

Corporate Structure

Pursuant to the Plan of Arrangement, Shareholders (other than Dissenting Shareholders) will receive Equinox Shares and the Cash Consideration in exchange for their Company Shares. The rights of Shareholders are currently governed by the CBCA and by the Company’s articles and by-laws. Since Equinox is a British Columbia corporation, the rights of Equinox Shareholders are governed by the applicable Laws of the province of British Columbia, including the BCBCA, and by Equinox’s notice of articles and articles. Although the rights and privileges of shareholders under the BCBCA are in many instances comparable to those under the CBCA, there are several differences. See Appendix N to this Circular, “Comparison of Shareholders Rights under the CBCA and the BCBCA”, for a comparison of certain of these rights. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Shareholders’ rights.

Voting Agreements

The following is a summary of the material provisions of the Voting Agreements. This summary may not contain all information about the Voting Agreements that is important to Shareholders. The rights and obligations of the parties thereto are governed by the express terms and conditions of the Voting Agreements and not by this summary or any other information contained in this Circular. Shareholders are urged to read the forms of Voting Agreement carefully in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is subject to, and is qualified in its entirety by reference to, the full text of the Voting Agreements, the forms of which have been filed by the Company on its issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The rights and obligations of the parties to such Voting Agreements are governed by the express terms and conditions of such agreements and not by this summary or any other information contained in this Circular. Shareholders are urged to read the forms of Voting Agreement carefully and in their entirety, as well as this Circular, before making any decisions regarding the Arrangement.

On May 12, 2026, (i) each of the Company Locked-up Shareholders entered into a Company Voting Agreement with Equinox; and (ii) each of the Equinox Locked-up Shareholders entered into an Equinox Voting Agreement with the Company. As at the close of business on the Record Date, the Company Locked-up Shareholders collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 99,060,265 Company Shares, representing approximately 26.4% of the outstanding Company Shares on a non-diluted basis. As at the close of business on June 15, 2026, the record date of the Equinox Meeting, the Equinox Locked-up Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 32,165,734 Equinox Shares, representing approximately 4.1% of the outstanding Equinox Shares on a non-diluted basis.

The Voting Agreements set forth, among other things, the agreement of the Company Locked-up Shareholders and Equinox Locked-up Shareholders, as applicable, to (i) vote all of their securities entitled to vote for the approval of Arrangement Resolution or the Equinox Shareholder Resolution, as applicable, and any other matter necessary for the consummation of the Arrangement, (ii) vote all of their securities entitled to vote against any Acquisition Proposal with respect to the Company or Equinox, as applicable, and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the completion of the Arrangement; (iii) revoke any and all previous proxies granted or VIFs or other voting documents delivered that may conflict or be inconsistent with the Voting Agreements; and (iv) not to, directly or indirectly, sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any relevant securities to any person, other than pursuant to the Arrangement Agreement or pursuant to customary exceptions set forth in the applicable Voting Agreements (provided that, in the case of one Company Locked-up Shareholder, such Transfer restriction shall only apply prior to such Company Locked-up Shareholder voting their securities of the Company for the approval of the Arrangement). Company Locked-up Shareholders also agreed pursuant to the Company Voting Agreements not to exercise any Dissent Rights or rights of appraisal in respect of their Company Shares in connection with the Arrangement.

Notwithstanding the above, pursuant to the Voting Agreements entered into by each of the directors and/or officers of the Company and Equinox, Equinox and the Company, respectively, have agreed and acknowledged that each of the Company Locked-up Shareholders that is a director and/or officer of the Company and the Equinox Locked-up Shareholders that is a director and/or officer of Equinox, respectively, are bound to their respective Voting Agreement solely in their capacity as a shareholder of the Company or Equinox, as applicable, and not in their capacity as directors and/or officers of the Company or Equinox, as applicable, and that nothing in the Voting Agreements limits or restricts any such Company Locked-up Shareholders or Equinox Locked-up Shareholders, as applicable, from properly fulfilling their fiduciary duties as a director or officer of the Company or Equinox, as applicable, or be construed as creating any obligation on the shareholder to refrain from taking any action in his or her capacity as a director and/or officer of the Company or Equinox, as applicable, and any actions taken by the shareholder in his or her capacity as a director and/or officer of the Company or Equinox, as applicable, will not be a breach of their respective Voting Agreement.

The Voting Agreements may terminate upon the earliest of: (i) mutual written agreement; (ii) the Effective Time; (iii) the termination of the Arrangement Agreement in accordance with its terms; (iv) by the Company Locked-up Shareholders or Equinox Locked-up Shareholders if: (A) any of the representations and warranties of Equinox or the Company, as applicable, in the Voting Agreement are not true and correct in all material respects; (B) the Exchange Ratio as in effect on the date of the Voting Agreement is modified in any manner adverse to the Company Locked-up Shareholders or Equinox Locked-up Shareholders, as applicable; or (C) except for the Cash Consideration, the Arrangement Agreement is amended, or any condition therein is waived, in any manner that is materially adverse to the Company Locked-up Shareholders or Equinox Locked-up Shareholders, respectively, in each case without the prior written consent of the Company Locked-up Shareholders or Equinox Locked-up Shareholders, respectively (provided that, in the case of one Company Locked-up Shareholder, they may terminate their Voting Agreement if the Arrangement Agreement is amended or any condition thereof is waived, in any manner that is adverse to such Company Locked-up Shareholder without the prior written consent of such Company Locked-up Shareholder); or (v) by Equinox or the Company if: (A) any of the representations and warranties of the Company Locked-up Shareholders or Equinox Locked-up Shareholders, as applicable, in the Voting Agreement are not true and correct in all material respects; or (B) the Company Locked-up Shareholders or Equinox Locked-up Shareholders, as applicable, have not complied with its covenants to Equinox or the Company contained in the Voting Agreement, provided that Equinox or the Company has notified the Company Locked-up Shareholders or Equinox Locked-up Shareholders, respectively, in writing of any of the foregoing events and the same has not been cured within ten business days of the date such notice was received by such shareholder.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Shareholders at the Meeting either present in person or represented by proxy and entitled to vote at the Meeting in the manner required by the Interim Order and applicable Laws;

(b)	the Equinox Shareholder Resolution must be approved by the Equinox Shareholders at the Equinox Meeting either in person or by proxy in the manner required by applicable Laws;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order;

(d)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement, including that all Key Regulatory Approvals are obtained, must be satisfied or waived by the appropriate Party; and

(e)	the Final Order and related documents, in the form prescribed by the CBCA, must be filed with the Director.

Timing

If the Meeting and the Equinox Meeting are held as scheduled and are not adjourned and/or postponed, the Company Shareholder Approval is obtained at the Meeting and the Equinox Shareholder Approval is obtained at the Equinox Meeting, it is expected that the Company will apply for the Final Order approving the Arrangement on July 28, 2026. If the Final Order is obtained in a form and substance satisfactory to the Company and Equinox, and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, the Company expects the Effective Date to occur during the third quarter of 2026 following the receipt of all Key Regulatory Approvals. However, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this time if the conditions to completion of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be extended by mutual agreement of the Parties.

The Arrangement will become effective as of the Effective Time on the Effective Date, which is expected to be the date of the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

Although the Company’s and Equinox’s objective is to have the Effective Date occur as soon as reasonably practicable after the Meeting, the Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining, or failure to receive, any required Key Regulatory Approvals on acceptable terms and conditions in a timely manner. The Company and/or Equinox may determine not to complete the Arrangement without prior notice to or action on the part of Shareholders or Equinox Shareholders.

Procedure for Exchange of Company Shares

Orla and Equinox have appointed Computershare Investor Services Inc. to act as Depositary to handle the exchange of the Company Shares for the Consideration. Following the receipt of the Final Order and prior to the Effective Date, Equinox will deliver or arrange to be delivered to the Depositary the Consideration Shares required to be issued to Former Shareholders (including former holders of Company RSUs and Company DSUs) and cash required to satisfy the aggregate Cash Consideration, all in accordance with the Plan of Arrangement, which Consideration will be held by the Depositary as agent and nominee for such Former Shareholders (including former holders of Company RSUs and Company DSUs) for distribution to such Former Shareholders (including former holders of Company RSUs and Company DSUs) in accordance with the Plan of Arrangement.

In order to receive the Consideration that a Registered Shareholder (other than a Dissenting Shareholder) is entitled to receive under the Arrangement, each Registered Shareholder must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) a validly completed and duly signed Letter of Transmittal together with the certificate(s) or DRS Advice(s) representing the Registered Shareholder’s Company Shares and such other documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA and the constating documents of the Company. Registered Shareholders who do not have their Company Share certificates or DRS Advices should refer to “Part II – The Arrangement – Lost Certificates or DRS Advices”.

The Company currently anticipates that the Arrangement will be completed during the third quarter of 2026. Registered Shareholders will have received a Letter of Transmittal with this Circular. The Company has enclosed a return envelope with the Meeting materials in order to assist Registered Shareholders with return Letters of Transmittal and related documents to the Depositary. The Letter of Transmittal will also be available under the Company’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional copies of the Letter of Transmittal will also be available by contacting the proxy solicitation agent of the Company by using the contact details listed on the back page of this Circular.

The Letter of Transmittal contains procedural information relating to the Arrangement and the exchange of Company Shares for the Consideration that a Registered Shareholder is entitled to receive pursuant to the Arrangement and should be reviewed carefully. In all cases, delivery of the Consideration that a Registered Shareholder is entitled to receive pursuant to the Arrangement will be made only after timely receipt by the Depositary of a validly completed and duly signed Letter of Transmittal, together with certificate(s) or DRS Advice(s) representing the Registered Shareholder’s Company Shares, such other documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA and the constating documents of the Company. The Depositary will deliver the Consideration that a Registered Shareholder is entitled to receive pursuant to the Arrangement in accordance with the instructions in the validly completed and duly signed Letter of Transmittal. Equinox reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by the Depositary. As soon as practicable following the later of the Effective Date and the deposit of certificate(s) or DRS Advice(s) representing the Company Shares, including the delivery of the validly completed and duly signed Letter of Transmittal and other corresponding documents required from the Registered Shareholder, the Depositary will deliver the Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) that a Registered Shareholder is entitled to receive in accordance with the Plan of Arrangement and the instructions set forth in the Letter of Transmittal.

Only Registered Shareholders are required to submit a Letter of Transmittal. The exchange of Company Shares for the Consideration in respect of any Non-Registered Shareholder is expected to be made with the Non-Registered Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Shareholder. Non-Registered Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

The method used to deliver a Letter of Transmittal, any accompanying certificate(s) or DRS Advice(s) representing Company Shares and any other accompanying documents or instruments, if any, is at the option and risk of the relevant Shareholder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. The Company recommends that the necessary documentation be delivered by hand to the Depositary and a receipt therefor be obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

To prevent a delay in receiving the Consideration, Registered Shareholders should consider re-registering their Company Shares with an Intermediary prior to the Effective Date. Under no circumstances will interest accrue on the Consideration that a Shareholder is entitled to receive upon depositing certificate(s) or DRS Advice(s) representing Company Shares pursuant to the Plan of Arrangement, regardless of any delay in making such delivery.

Whether or not a Registered Shareholder forwards a Letter of Transmittal and the certificate(s) or DRS Advice(s) representing their Company Shares to the Depositary, upon completion of the Arrangement, Shareholders will cease to be holders of Company Shares as of the Effective Time. From and after the Effective Time and until surrendered, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares will be deemed to represent only the right to receive in exchange therefor the Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) the holder of such certificate or DRS Advice, as applicable, is entitled to receive in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

Cancellation of Rights

To the extent that a Former Shareholder has not complied with the provisions of the Plan of Arrangement, including failing to deliver to the Depositary the certificate(s) or DRS Advice(s), as applicable, representing the Company Shares held by such Shareholder, a validly completed and duly signed Letter of Transmittal, and any other certificates, documents or instruments required to be delivered to the Depositary as required by the Plan of Arrangement in order for such Former Shareholder to receive the Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) which such Former Shareholder is entitled to receive pursuant to the Plan of Arrangement, on or before the sixth anniversary of the Effective Date, then, on the sixth anniversary of the Effective Date, the Cash Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) to which such Former Shareholder was entitled to receive shall be automatically returned to Equinox and the Consideration Shares that such Former Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS Advices representing such Consideration Shares shall be delivered to Equinox by the Depositary and the certificates shall be cancelled by Equinox, and the interest of the Former Shareholder in such Consideration Shares and Cash Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) to which it was entitled shall be terminated as of such date.

None of the Company, Equinox, nor any of their respective successors or the Depositary, will be liable to any person in respect of any Consideration (including any consideration, dividend or other distribution previously held by the Depositary as agent for any such Former Shareholder), which is forfeited to Equinox or its successor or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Accordingly, Former Shareholders who deposit with the Depositary any certificate(s) or DRS Advice(s) representing the Company Shares held by such Former Shareholder after the sixth anniversary of the Effective Date will not receive the Consideration (or any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) or any other consideration in exchange therefore and will not own any interest in Orla, Equinox or the Combined Company and will not be paid any compensation.

Treatment of Fractional Consideration Shares and Fractional Cash Consideration

No fractional Equinox Shares will be issued to Former Shareholders (including former holders of Company RSUs and Company DSUs). The number of Consideration Shares to be issued to Former Shareholders (including former holders of Company RSUs and Company DSUs) shall be rounded down to the nearest whole Consideration Shares in the event that a Former Shareholder is entitled to a fractional share representing less than a whole Consideration Shares and no Shareholder will be entitled to any compensation in respect of a fractional Consideration Share.

In any case where the aggregate amount of cash payable to a particular Shareholder under the Plan of Arrangement would include a fraction of a cent, such cash amount payable will be rounded up to the nearest whole cent.

DRS Advice

Where Company Shares are evidenced only by DRS Advice(s), there is no requirement to first obtain a certificate for those Company Shares or deposit with the Depositary any certificate evidencing Company Shares. Only a validly completed and duly signed Letter of Transmittal accompanied by the applicable DRS Advices, and any other required certificates, documents or instruments, is required to be delivered to the Depositary in order to surrender those Company Shares under the Arrangement. Equinox reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Return of Company Shares

If the Arrangement is not completed, any certificate(s) representing deposited Company Shares will be returned to the depositing Shareholder at Equinox’s expense upon written notice to the Depositary from Equinox and Orla by returning the certificate(s) representing deposited Company Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register of Company Shares maintained by Computershare on behalf of the Company.

Mail Service Interruption

Notwithstanding the provisions of the Circular, the Letter of Transmittal, the Arrangement Agreement or the Plan of Arrangement, certificates or DRS Advices representing the Consideration Shares, and cheques representing the Cash Consideration, to be delivered for Company Shares deposited pursuant to the Arrangement, and/or any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares, that a Former Shareholder is entitled to receive pursuant to the Plan of Arrangement, and certificates or DRS Advices representing Company Shares to be returned if applicable, will not be mailed if Equinox determines that delivery thereof by mail may be delayed.

Persons entitled to certificates, DRS Advices, cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Equinox has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, DRS Advices, cheques and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are received at the office of the Depositary at which the Company Shares were deposited.

Lost Certificates or DRS Advices

In the event any certificate representing one or more outstanding Company Shares that were exchanged in accordance with the Arrangement Agreement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a DRS representing the Consideration Shares and a cheque representing the Cash Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) that such holder is entitled to receive in accordance with the Plan of Arrangement. When authorizing such delivery of a DRS representing the Consideration Shares and a cheque representing the Cash Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a DRS representing such the Consideration Shares and a cheque representing the Cash Consideration (and any dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares) is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares and Cash Consideration (and such dividends or other distributions with a record date after the Effective Time in respect of the Equinox Shares), give a bond satisfactory to Equinox and the Depositary in such amount as Equinox and the Depositary may direct, or otherwise indemnify Equinox and the Depositary in a manner satisfactory to Equinox and the Depositary, against any claim that may be made against Equinox or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

If a DRS Advice representing Company Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare by phone: toll-free in North America at 1-800-564-6253 or international at 1-514-982-7555, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

Withholding Rights

Equinox, the Company, the Depositary, and their respective agents, as applicable, shall each be entitled to deduct and withhold from any consideration payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares) or otherwise deliverable to any person under the Plan of Arrangement and the Arrangement Agreement (including any payment to Dissenting Shareholders) such amounts as Equinox, the Company, the Depositary, and their respective agents, as applicable, is required to deduct or withhold therefrom under any applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, Equinox, the Company, the Depositary, and their respective agents, as applicable. Each of Equinox, the Company, the Depositary, and their respective agents, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds (after deducting all reasonable commissions, fees and other reasonable expenses in respect of such sale) to Equinox, the Company, the Depositary, and their respective agents, as applicable, to enable it to comply with such deduction or withholding requirement and Equinox, the Company, the Depositary, and their respective agents, as applicable, shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and none of Equinox, the Company, the Depositary, or any of their respective agents, as applicable, shall be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Consideration Shares or other securities, as applicable, so sold. None of Equinox, the Company, the Depositary, or any of their respective agents, as applicable, will be liable for any loss arising out of any such sale.

Treatment of Dividends

No dividend or other distribution declared or made after the Effective Time with respect to the Equinox Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate or DRS Advice that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder thereof shall have surrendered such certificate or DRS Advice in accordance with the Plan of Arrangement. Subject to applicable law and the Plan of Arrangement, at the time of such surrender, there shall, in addition to the delivery of a certificate representing the Consideration Shares and a cheque representing the Cash Consideration to which such Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

Adjustment of Consideration

The Consideration Shares issuable to a Shareholder pursuant to the Plan of Arrangement shall be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Company Shares), consolidation, reorganization, recapitalization or other like change with respect to the Company Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

Interests of Certain Persons or Companies in the Arrangement

In considering the Arrangement and the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that the directors and senior officers of the Company may have certain interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. These interests include those described below. The Special Committee and the Board were aware of these interests and considered them, among other matters, when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Shareholders, as applicable.

All benefits received, or to be received, by the directors and senior officers of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors and senior officers of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Company Shares held by such person and no benefit is, or will be, a condition of any person supporting the Arrangement.

Ownership of Company Shares and Company Convertible Securities

The table below sets out, as of the Record Date, the number of Company Shares, Company Options, Company RSUs, Company DSUs, Company PSUs, Company Warrants and Company Bonus Shares beneficially owned or controlled or directed by each director and senior officer of the Company and their associates and affiliates. As at the Record Date, the directors and senior officers of the Company and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, no Company Notes. Only the Company Shares will be entitled to be voted at the Meeting.

Name, Province and Country of Residence, and Position with Orla	Number of Company Shares and % of Class(1)	Number of Company Options and % of Class(2)	Number of Company RSUs and % of Class(3)	Number of Company DSUs and % of Class(4)	Number of Company PSUs and % of Class(5)	Number of Company Warrants and % of Class(6)	Number of Company Bonus Shares and % of Class
Directors
Jason Simpson Ontario, Canada President, Chief Executive Officer and Director	2,071,790 (0.55%)	603,795 (30.26%)	270,341 (13.55%)	Nil (0.00%)	241,019 (41.57%)	Nil (0.00%)	Nil (0.00%)
Charles Jeannes Nevada, USA Director (Non-Executive Chairman of the Board)	2,135,355 (0.57%)	29,936 (1.50%)	Nil (0.00%)	264,783 (30.09%)	Nil (0.00%)	520,000 (1.68%)	500,000 (100.00%)
Jean Robitaille Ontario, Canada Director	1,019,541 (0.57%)	17,962 (0.90%)	Nil (0.00%)	152,308 (17.31%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
David Stephens Ontario, Canada Director	65,000 (0.02%)	Nil (0.00%)	Nil (0.00%)	139,401 (15.84%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Elizabeth McGregor British Columbia, Canada Director	34,441 (0.01%)	17,962 (0.90%)	Nil (0.00%)	122,576 (13.93%)	Nil (0.00%)	65,000 (0.21%)	Nil (0.00%)
Tamara Brown Ontario, Canada Director	4,400 (<0.01%)	26,580 (1.33%)	Nil (0.00%)	66,025 (7.50%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)

Name, Province and Country of Residence, and Position with Orla	Number of Company Shares and % of Class(1)	Number of Company Options and % of Class(2)	Number of Company RSUs and % of Class(3)	Number of Company DSUs and % of Class(4)	Number of Company PSUs and % of Class(5)	Number of Company Warrants and % of Class(6)	Number of Company Bonus Shares and % of Class
Ana Sofia Ríos Mexico Director	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	57,695 (6.56%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Rob Krcmarov Idaho, USA Director	7,273 (<0.01%)	Nil (0.00%)	Nil (0.00%)	64,163 (7.29%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Joanna Pearson British Columbia, Canada Director	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	13,070 (1.49%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Senior Officers
Etienne Morin British Columbia, Canada Chief Financial Officer	239,583 (0.06%)	290,733 (14.57%)	123,841 (6.21%)	Nil (0.00%)	112,784 (19.45%)	Nil (0.00%)	Nil (0.00%)
Andrew Cormier Ontario, Canada Chief Operating Officer	78,700 (0.02%)	160,517 (8.05%)	26,246 (1.32%)	Nil (0.00%)	119,229 (20.56%)	Nil (0.00%)	Nil (0.00%)
Silvana Costa British Columbia, Canada Chief Sustainability Officer	2,138 (<0.01%)	80,195 (4.02%)	9,386 (0.47%)	Nil (0.00%)	28,597 (4.93%)	Nil (0.00%)	Nil (0.00%)
Sylvain Guerard New Brunswick, Canada Senior Vice President, Exploration	28,755 (0.01%)	130,486 (6.54%)	14,753 (0.74%)	Nil (0.00%)	68,444 (11.80%)	Nil (0.00%)	Nil (0.00%)
Paul Mann British Columbia, Canada Vice President, Finance and Accounting	205,647 (0.05%)	46,180 (2.31%)	20,527 (1.03%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Andrew Bradbury Ontario, Canada Vice President, Corporate Development and Investor Relations	24,321 (0.01%)	19,724 (0.99%)	30,078 (1.51%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Brendan DePoe British Columbia, Canada Vice President, Legal and Corporate Secretary	5,081 (<0.01%)	53,719 (2.69%)	19,583 (0.98%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Paul Schmidt Texas, USA Vice President, Human Resources	19,826 (0.01%)	63,364 (3.18%)	20,334 (1.02%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)

Name, Province and Country of Residence, and Position with Orla	Number of Company Shares and % of Class(1)	Number of Company Options and % of Class(2)	Number of Company RSUs and % of Class(3)	Number of Company DSUs and % of Class(4)	Number of Company PSUs and % of Class(5)	Number of Company Warrants and % of Class(6)	Number of Company Bonus Shares and % of Class
Kevin Oakes Ontario, Canada Vice President, Project Development	Nil (0.00%)	103,785 (5.20%)	9,849 (0.49%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Stephen Ling Ontario, Canada Vice President, Technical Services	1,915 (<0.01%)	39,072 (1.96%)	17,685 (0.89%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
TOTAL	5,943,766 (1.58%)	1,684,010 (84.41%)	562,623 (67.20%)	880,021 (100%)	570,073 (98.32%)	585,000 (1.89%)	500,000 (100.00%)

Notes:

(1)	Based on 375,312,739 Company Shares issued and outstanding as at the Record Date.
(2)	Based on 1,995,044 Company Options issued and outstanding as at the Record Date.
(3)	Based on 837,219 Company RSUs issued and outstanding as at the Record Date.
(4)	Based on 880,021 Company DSUs issued and outstanding as at the Record Date.
(5)	Based on 579,817 Company PSUs issued and outstanding as at the Record Date.
(6)	Based on 30,909,528 Company Warrants issued and outstanding as at the Record Date.

As at the Record Date, the directors and senior officers of the Company and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 5,943,766 Company Shares, representing 1.58% of the outstanding Company Shares, an aggregate of 1,684,010 Company Options, representing 84.41% of the outstanding Company Options, as well as 562,623 Company RSUs, 880,021 Company DSUs, 570,073 Company PSUs, 585,000 Company Warrants and 500,000 Company Bonus Shares. As at the Record Date, the directors and senior officers of the Company and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 3,275 Equinox Shares.

In connection with entering into the Arrangement Agreement, Equinox entered into the Company Voting Agreements with all directors and senior officers of the Company.

As a result of the Arrangement: (i) the Company Options (whether vested or unvested) will fully vest at the Effective Time and upon exercise of such Company Option following the Effective Time, will entitle the holders thereof to receive Equinox Shares as adjusted in number and exercise price to reflect the Exchange Ratio; (ii) the Company RSUs and Company DSUs will each be deemed to be vested to the fullest extent and settled for Company Shares to be exchanged for the Consideration; (iii) the Company PSUs will be deemed to be vested to the fullest extent, such that the “Performance Percentage” (as provided for under the Company PSU Plan) shall be deemed at 100% and exchanged at the Effective Time for a cash payment equal to the Market Price (as defined in the Company PSU Plan); (iv) the Company Notes and the Company Warrants will be adjusted in accordance with their respective terms to entitle the holder thereof to receive the Consideration in lieu of the Company Shares to which such holder was theretofore entitled upon such exercise; and (v) the Company Bonus Shares will not vest in accordance with the terms of the Company Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Company Bonus Share Agreement) but shall be adjusted such that the Company Bonus Shares shall vest and be settled on the date the holder thereof ceases to act as a director of the Combined Company Board, and the holder thereof shall be entitled to receive upon the settlement of such Company Bonus Share, the Consideration in lieu of the Company Shares to which such holder was theretofore entitled upon such settlement, in each case, in accordance with the terms of the Plan of Arrangement. See “Part II – The Arrangement – Effect of the Arrangement – Company Convertible Securities”.

All Company Shares and Company Convertible Securities held by directors and senior officers of the Company and their associates and affiliates will be treated in the same fashion under the Arrangement as the Company Shares and Company Convertible Securities held by other securityholders of the Company.

Change of Control Provisions

The Company has entered into individual employment agreements (collectively, the “Executive Employment Agreements”) with senior officers currently employed by the Company (each an “Executive”), pursuant to which such Executives may receive change of control payments or other benefits.

In particular, such Executive Employment Agreements provide for the following compensation if there is a “Change of Control” and within 12 months of such “Change of Control”, there is a “Termination by the Company without Cause” or a “Termination by Employee for Good Reason” (any such event being a “Triggering Event”):

•	The Executive Employment Agreements for the senior officers who are Named Executive Officers (as defined in Form 51-102F6 – Statement of Executive Compensation) in the management information circular of the Company dated May 8, 2026 provide for a lump-sum payment equal to 24 months of (1) annual base salary; (2) bonus calculated based on the greater of (i) the annual bonus received in the year immediately preceding the termination and (ii) the annual bonus target for the year in which the employment is terminated; and (3) pro rata bonus calculated from the beginning of the year of termination to the date of termination based on the greater of (i) the annual bonus received by the Executive in the year immediately preceding the termination and (ii) the annual bonus target for the year in which employment is terminated.
•	The Executive Employment Agreements for the senior officers who are not Named Executive Officers provide for a lump-sum payment equal to 18 months of (1) annual base salary; (2) bonus calculated based on the greater of (i) the annual bonus received in the year immediately preceding the termination and (ii) the annual bonus target for the year in which the employment is terminated; and (3) pro rata bonus calculated from the beginning of the year of termination to the date of termination based on the greater of (i) the annual bonus received by the Executive in the year immediately preceding the termination and (ii) the annual bonus target for the year in which employment is terminated.
•	The Executive Employment Agreements for all Executives provide for continued participation in the Company’s benefits programs through an 18 or 24-month period, as applicable, to the maximum extent permitted under applicable plan term.

The table below summarizes the benefits that are payable to each Named Executive Officer assuming the occurrence of a Triggering Event, calculated as of June 15, 2026:

Name and Principal Position	Salary (C$)	Bonus (C$)	Other (C$)	Total Compensation (C$)
Jason Simpson(1) President, Chief Executive Officer and Director	$1,760,000	$2,862,536	$85,379	$4,707,915
Etienne Morin(1) Chief Financial Officer	$1,100,000	$1,332,070	$159,113	$2,591,183
Andrew Cormier(1) Chief Operating Officer	$1,140,000	$1,351,512	$87,480	$2,578,991
Silvana Costa(1) Chief Sustainability Officer	$750,000	$740,982	$50,570	$1,541,552
Sylvain Guerard(1) Senior Vice President, Exploration	$770,000	$824,811	$95,179	$1,689,990

Notes:

(1)	Amounts estimated based on current vacation and continuation of medical, dental and other employee benefits for the applicable time period to be paid out.

The benefits payable for the remaining senior officers (excluding the Named Executive Officers) assuming the occurrence of a Triggering Event would have an aggregate value of approximately C$5,131,689, calculated as at June 15, 2026.

All Company Shares and Company Convertible Securities held by such Executives will be treated in the same fashion under the Arrangement as the Company Shares and Company Convertible Securities held by other securityholders of the Company. See “Part II - The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Ownership of Company Shares and Company Convertible Securities”.

New Employment Agreements

In connection with the Arrangement, Equinox or one of its affiliates (including Orla following closing) may terminate existing agreements and enter into new employment arrangements with one or more senior officers of Orla, which could include increased responsibilities and/or enhanced employment benefits. Equinox has advised Orla that, as of the date hereof, no agreements, arrangements or understanding with respect to any such new employment arrangements have been reached with any of the senior officers of Orla.

Combined Company Appointments

Management of the Combined Company will be led by Darren Hall, currently the Chief Executive Officer of Equinox, who will continue as Chief Executive Officer of the Combined Company, and Jason Simpson, currently the President and Chief Executive Officer of Orla, who will be appointed as President of the Combined Company. Additional senior management will be selected from the respective Equinox and Orla teams.

The Combined Company Board will consist of 11 members, comprised of six directors of Equinox and five directors of Orla. The Combined Company Board will include Charles Jeannes, currently the Non-Executive Chairman of the Board, as Chair. The remainder of the Combined Company Board will be determined by Equinox and Orla prior to the Effective Date. Pursuant to the Arrangement Agreement, Equinox has agreed to cause the current members of the Equinox Board that will not continue as a member of the Combined Company Board following the Effective Time to deliver resignations from the Equinox Board.

Insurance and Indemnification

Pursuant to the Arrangement Agreement, prior to the Effective Time, the Company will purchase customary “tail” policies of directors’ and officers’ liability insurance from an insurance company of nationally recognized standing providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Equinox will, and will cause the Company and its subsidiaries to maintain, such tail policies in effect without any reduction in scope or coverage for six years after the Effective Date; provided that Equinox will not be required to pay any amounts in respect of such coverage prior to the Effective Time.

Equinox will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

If the Company or Equinox or any of their respective successors or assigns (i) amalgamates, consolidates with or merges or winds-up into any other person and is not the continuing or surviving corporation or entity, or (ii) transfers all or substantially all of its properties and assets to any person, then, in each such case, proper provisions will be made so that the successors and assigns and transferees of the Company or Equinox, as the case may be, assume all of the insurance and indemnification obligations of the Company or Equinox, as applicable, specified in the Arrangement Agreement.

The insurance and indemnification provisions of the Arrangement Agreement are intended for the benefit of, and will be enforceable by each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company will act as agent and trustee on their behalf. Such provisions of the Arrangement Agreement will survive the completion of the Arrangement for a period of six years.

Expenses of the Arrangement

Pursuant to the Arrangement Agreement, all fees, costs and expenses of the Parties incurred in connection with the Arrangement Agreement and the Plan of Arrangement are to be paid by the Party incurring such fees, costs or expenses. These include legal, accounting and certain financial advisor fees, and non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs related to obtaining required shareholder and court approvals. Assuming successful completion of the Arrangement, it is estimated that such costs and expenses related to the Arrangement to be incurred by the Company will be approximately US$25 million.

Regulatory Matters and Approvals

Other than the Company Shareholder Approval, the Equinox Shareholder Approval, the Final Order, the Key Regulatory Approvals, including the necessary approvals of the TSX and the NYSE American of the listing for trading of the Consideration Shares issuable pursuant to the Arrangement and the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Option, the Company Notes, the Company Warrant and the Company Bonus Shares pursuant to the Arrangement, subject to customary listing conditions of the TSX, the Company is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, the Company currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Company Shareholder Approval, the Equinox Shareholder Approval, the Final Order, the Key Regulatory Approvals, including the necessary approvals of the TSX and NYSE American of the listing for trading of the Consideration Shares issuable pursuant to the Arrangement and the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Option, the Company Notes, the Company Warrant and the Company Bonus Shares pursuant to the Arrangement, subject to customary listing conditions of the TSX, and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to occur in the third quarter of 2026.

Approval of Shareholders Required for the Arrangement

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented at the Meeting is set forth in Appendix A to this Circular, “Arrangement Resolution”. Each Shareholder of record as at the close of business on the Record Date will be entitled to vote on the Arrangement Resolution.

In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. The Arrangement Resolution must receive the Company Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If the Arrangement Resolution is not approved by the Shareholders at the Meeting, the Arrangement will not be completed. See Appendix A to this Circular, “Arrangement Resolution”, for the full text of the Arrangement Resolution. See also “Part IX – General Proxy Matters – Procedure and Votes Required”.

The Board, after receiving the unanimous recommendation of the Special Committee, has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “Part II – The Arrangement – Recommendations of the Special Committee and the Board”.

Approval of Equinox Shareholders Required for the Arrangement

At the Equinox Meeting, Equinox Shareholders will be asked to approve the Equinox Shareholder Resolution. Each Equinox Shareholder of record as at the close of business on June 15, 2026 will be entitled to vote on the Equinox Shareholder Resolution.

The Equinox Shareholder Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of Equinox Shares to be issued to Shareholders pursuant to the Arrangement exceeds 25% of the number of Equinox Shares issued and outstanding. In order to become effective, the Equinox Shareholder Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast on such resolution by Equinox Shareholders present in person or represented by proxy and entitled to vote at the Equinox Meeting.

Notwithstanding the foregoing, the Equinox Shareholder Resolution authorizes the Equinox Board, without further notice to or approval of the Equinox Shareholders, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If the Equinox Shareholder Resolution is not approved by the Equinox Shareholders at the Equinox Meeting, the Arrangement will not be completed.

Court Approvals

Interim Order

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, on June 19, 2026, the Company obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix B to this Circular, “Interim Order”.

Final Order

Under the Arrangement Agreement, if the Company Shareholder Approval is obtained at the Company Meeting as provided for in the Interim Order and as required by applicable Law, and the Equinox Shareholder Approval is obtained at the Equinox Meeting, the Company is required to diligently pursue an application for the Final Order as soon as reasonably practicable, and in any event, within four business days after the Company Shareholder Approval and the Equinox Shareholder Approval are obtained. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting and the approval of the Equinox Shareholder Resolution at the Equinox Meeting, the Company intends to make an application to the Court for the Final Order approving the Arrangement. The application for the Final Order is expected to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on July 28, 2026, or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. A copy of the Notice of Petition is set forth in Appendix C to this Circular, “Notice of Petition”.

The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a procedural and substantive point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, the Company or Equinox may determine not to proceed with the Arrangement. Prior to and at the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Consideration Shares to be issued in the Arrangement to holders of Company Shares pursuant to Section 3(a)(10) of the U.S. Securities Act.

Any Shareholder, other securityholder of the Company or any other interested party who wishes to appear or be represented and to present evidence or argument at the hearing of the application for the Final Order must file and serve a Response to Petition by no later than 4:00 p.m. (Vancouver time) on July 24, 2026, along with any other documents required, all as set out in the Interim Order and the Notice of Petition, the text of which are set out in Appendix B and Appendix C to this Circular, respectively, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a Response to Petition will be given notice of the adjournment.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Petition attached at Appendix C to this Circular, “Notice of Petition”. The Notice of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of Court hearing.

The Consideration Shares to be issued pursuant to the Arrangement to Shareholders in exchange for their Company Shares have not been and will not be registered under the U.S. Securities Act or any U.S. Securities Laws, and are being issued in reliance on the Section 3(a)(10) Exemption. The issuance of the foregoing securities shall be exempt from, or not subject to, registration or qualification under U.S. state securities, or “blue sky”, laws. The Court has been advised that if the terms and conditions of the Arrangement and such issuance of Consideration Shares are approved by the Court, the Company and Equinox intend to rely upon the Final Order of the Court approving the Arrangement and such issuance of Consideration Shares as a basis for the exemption from registration under the U.S. Securities Act of the issuance pursuant to the Arrangement of the Consideration Shares. Therefore, subject to the additional requirements of Section 3(a)(10) of the U.S. Securities Act, should the Court make a Final Order approving the Arrangement and such issuance of the Consideration Shares, such Consideration Shares issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act.

Stock Exchange Listing Approvals and Delisting Matters

The Company is a reporting issuer under the Canadian Securities Laws in each of the provinces and territories of Canada, and is a foreign private issuer under U.S. Securities Laws. The Company Shares are listed and posted for trading on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. On May 12, 2026, the last trading day on which the Company Shares traded prior to the announcement of the Arrangement Agreement, the closing price of the Company Shares on the TSX was C$19.77 and on the NYSE American was US$14.47. On June 18, 2026, the closing price of the Company Shares on the TSX was C$14.74 and on the NYSE American was US$10.38.

Equinox is a reporting issuer under the Canadian Securities Laws in each of the provinces and territories of Canada and is a foreign private issuer under U.S. Securities Laws. The Equinox Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “EQX”. On May 12, 2026, the last trading day on which the Equinox Shares traded prior to the announcement of the Arrangement Agreement, the closing price of the Equinox Shares on the TSX was C$20.28 and on the NYSE American was US$14.80. On June 18, 2026, the closing price of the Equinox Shares on the TSX was C$14.80 and on the NYSE American was US$10.51.

It is expected that the Company Shares will be delisted from the TSX and the NYSE American as promptly as possible following the Effective Date. It is anticipated that, following completion of the Arrangement, the Equinox Shares will continue to be listed and posted for trading on the TSX and the NYSE American under the symbol “EQX”. Subject to applicable Laws, it is expected that Equinox will, as promptly as possible following completion of the Arrangement, cause the Company to apply to the applicable Canadian Securities Regulators to have the Company cease to be a reporting issuer under the securities legislation in each of the provinces and territories of Canada, and thus will terminate the Company’s public company reporting obligations in Canada following completion of the Arrangement. In addition, it is expected that Equinox will cause the Company to terminate it registration under Section 12(g) of the U.S. Exchange Act and suspend its reporting obligations under Section 13(a) of the U.S. Exchange Act following completion of the Arrangement. Thereafter the Company will cease to be required to file reports with the SEC. For information with respect to the trading history of the Company Shares, see Appendix I to this Circular, “Information Concerning Orla.”

It is a condition to completion of the Arrangement that the TSX and the NYSE American shall have each approved, in the case of the TSX, subject only to the satisfaction by Equinox of the customary listing conditions, the listing of the Consideration Shares issuable pursuant to the Arrangement and the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, Company Notes, Company Warrants and Company Bonus Shares, on the TSX and the NYSE American. Accordingly, Equinox has agreed to apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on the TSX and the NYSE American by the Effective Time of (i) the Consideration Shares issuable pursuant to the Arrangement, which for certainty includes the Consideration Shares issuable for Company Shares issued on settlement of the Company DSUs and the Company RSUs pursuant to the Plan of Arrangement, and (ii) the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Option, the Company Notes, the Company Warrant and the Company Bonus Shares, in each case, subject only to the satisfaction by Equinox of customary listing conditions of the TSX. The TSX has conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement and the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, Company Notes, Company Warrants and Company Bonus Shares, subject to filing certain documents following the closing of the Arrangement. It is a listing requirement of the TSX that the Equinox Shareholder Resolution is approved by at least a majority of the votes cast on the Equinox Shareholder Resolution by Equinox Shareholders present in person or represented by proxy and entitled to vote at the Equinox Meeting. Equinox anticipates receiving all required authorizations from the NYSE American prior to the closing of the Arrangement.

On June 17, 2026, the TSX accepted notice from the Company of the Arrangement and the delisting of the Company Shares following the closing of the Arrangement, subject to the delivery of certain documents following the closing of the Arrangement.

Key Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals have been obtained and shall remain in full force and effect. Within the time prescribed after the date of the Arrangement Agreement, the Parties, as applicable, have agreed to make all notifications and filings required to obtain the Key Regulatory Approvals and shall use their respective commercially reasonable efforts to obtain the Key Regulatory Approvals at the earliest reasonably practicable date.

See “Part III – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective notifications. The Parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to Subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (“Supplementary Information Request”). In the event that the Commissioner provides the Parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting period.

In addition, or as an alternative to filing a Notification, the parties to a Notifiable Transaction may jointly apply to the Commissioner for an Advance Ruling Certificate or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a No Action Letter. If the Commissioner issues an Advance Ruling Certificate or issues a No Action Letter and waives the parties’ obligation to provide a pre-merger notification in accordance with Part IX, the Parties are exempt from having to file a Notification.

As a general rule, the Commissioner may challenge a merger before the Competition Tribunal at any time before, or within one year following, its completion on the basis that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (a “Competition Challenge”). If the Competition Tribunal agrees with the Commissioner, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed. The Commissioner is precluded from bringing a Competition Challenge solely on the basis of information that is the same or substantially as the information on the basis of which an Advance Ruling Certificate was issued, provided that the Notifiable Transaction was completed within one year after the Advance Ruling Certificate was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a No Action Letter.

The Parties have determined that the transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction. Accordingly, the Parties must each file a Notification under Part IX of the Competition Act or obtain an Advance Ruling Certificate or a No Action Letter and a waiver of the obligation to file Notifications. On May 15, 2026, the Parties submitted to the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a waiver. On June 1, 2026, the Commissioner issued a No Action Letter to the Parties and waived the obligation to file Notifications in respect of the Arrangement, with the result that the Canadian Competition Approval required under the Arrangement Agreement has been obtained.

CNA Approval

Pursuant to Mexican Antitrust Law, concentrations that satisfy certain applicable monetary thresholds trigger the obligation of economic agents to notify and obtain authorization from the CNA before the concentration is consummated. Transactions subject to CNA authorization that close before obtaining such authorization will have no legal effect and will be deemed null and void. Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals, which includes the CNA Approval, have been obtained and shall remain in full force and effect.

For purposes of the Mexican Antitrust Law, “concentration” is defined, pursuant to Article 61 of the Federal Economic Competition Law (Ley Federal de Competencia Económica) (“LFCE”), as any merger, acquisition of control or any transaction the result of which is the merger of corporations, companies, associations, shares, equity interests, trusts or assets in general, executed among competitors, suppliers, clients or any other economic agent.

The steps to obtain the CNA Approval under Mexican Antitrust Law, including the review periods contemplated under Article 90 of the LFCE, are substantially as follows:

(a)	The Parties must submit a pre-merger notice, together with all required accompanying documentation, to the CNA.

(b)	If, in the CNA’s discretion, the information delivered by the Parties is incomplete pursuant to the requirements set forth in Mexican Antitrust Law, the CNA may, within 10 business days following the filing, request any supplemental information or documentation that it deems necessary to conduct its analysis. The Parties will have 10 business days to submit such supplemental information to the CNA. Such 10 business day period may be extended by the Parties, upon approval of the CNA.

(c)	If the Parties fail to timely submit the information requested by the CNA, the CNA will declare, within 10 business days, that the pre-merger notice was not duly filed. Upon such declaration, the Parties must restart the notification process.

(d)	Once the filing is deemed to include all necessary documentation and information, the CNA may request, in its sole discretion, additional information within 15 business days to support its substantive assessment. The Parties must submit any additional information requested by the CNA within 15 business days following receipt of such request. This period may also be extended by the Parties and upon the approval of the CNA to provide additional time to file the requested information and documentation.

(e)	If the CNA believes that the Arrangement raises antitrust concerns, it must notify the Parties at least 10 business days prior to the date on which the matter will be listed for discussion by the Board of Commissioners of the CNA. The Parties must file a proposal to address such antitrust concerns within one business day following the date on which the matter is scheduled for discussion before the Board of Commissioners of the CNA.

(f)	Prior to issuing its decision, the CNA may request that the Parties submit proposed remedies or actions for its approval. In all cases, the proposed remedies or actions must be submitted during the review process, and the applicable time periods will restart as of the date the proposed mitigating actions are submitted to the CNA.

(g)	The CNA must issue its decision no later than 30 business days following the date on which both the initial submission and the relevant case file (including the Parties’ responses to all requests for information from the CNA and other supplementary information filed) are deemed complete and sufficient. In complex transactions, this period may be extended for an additional 20 business days. The CNA has discretion to request additional information and documentation, as often as it deems necessary, to complete its analysis.

(h)	If the CNA does not issue a formal decision within the 30 business day period, the transactions contemplated by the Arrangement Agreement will be deemed authorized. The CNA may authorize, object to or condition the transactions contemplated by the Arrangement Agreement on the completion of certain remedies or actions.

(i)	The clearance notice provided by the CNA authorizing the consummation of the transactions contemplated by the Arrangement Agreement will remain valid for six calendar months, which may be extended for an additional six calendar months upon request by the Parties. The Parties must inform the CNA of the closing of the transactions contemplated by the Arrangement Agreement within 30 business days.

On May 20, 2026, the Parties filed a pre-merger notice with the CNA in respect of the transactions contemplated by the Arrangement Agreement. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by the CNA is ongoing and the CNA Approval required under the Arrangement Agreement has not yet been obtained.

Securities Law Matters

Canada

Reporting Issuer Status

The Company is a reporting issuer under the Canadian Securities Laws in each of the provinces and territories of Canada. The Company Shares currently trade on the TSX and the NYSE American. If the Arrangement is completed, the Company will become a wholly-owned subsidiary of Equinox on the Effective Date. It is expected that the Company Shares will be delisted from the TSX and the NYSE American as promptly as possible following the Effective Date. Subject to applicable Laws, it is expected that Equinox will, as promptly as possible following completion of the Arrangement, cause the Company to apply to the applicable Canadian Securities Regulators to have the Company cease to be a reporting issuer under the securities legislation in each of the provinces and territories of Canada, and thus will terminate the Company’s public company reporting obligations in Canada following completion of the Arrangement.

Equinox is a reporting issuer under the Canadian Securities Laws in each of the provinces and territories of Canada. The Equinox Shares currently trade on the TSX and the NYSE American. It is anticipated that, following completion of the Arrangement, the Equinox Shares will continue to trade on the TSX and the NYSE American.

Distribution and Resale of Consideration Shares

The distribution of the Consideration Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. The Consideration Shares issued pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that: (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for Equinox Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling shareholder is an insider or officer of Equinox, the selling shareholder has no reasonable grounds to believe that Equinox is in default of applicable Canadian Securities Laws.

MI 61-101

As a reporting issuer in all of the provinces and territories of Canada and listed on the TSX, the Company is subject to the requirements of MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among shareholders, generally by requiring enhanced disclosure, approval by a majority of shareholders, excluding “interested parties” or “related parties” (as such terms are defined in MI 61-101) and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

As previously described in this Circular, all of the issued and outstanding Company Shares will be exchanged for Equinox Shares under the terms of the Plan of Arrangement. Accordingly, unless certain exceptions apply, the Arrangement would be considered a “business combination” in respect of the Company pursuant to MI 61-101 since the interest of a holder of a Company Share may be terminated without the holder’s consent. One of these exceptions includes a transaction in which no person that is a “related party” of the Company at the time the transaction is agreed to is entitled to receive, directly or indirectly, as a consequence of the transaction, a “collateral benefit” (as defined in MI 61-101). As such, unless no related party of the Company is entitled to receive a “collateral benefit” in connection with the Arrangement, the Arrangement would be considered a “business combination” and subject to minority approval requirements.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of the Company (which includes the directors and senior officers of the Company) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of the Company. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied. In addition, a related party of an issuer is not considered to be treated differently from other security holders of the issuer in a transaction, or to receive a “collateral benefit”, solely by reason of being a security holder of another party to the transaction.

Under MI 61-101, a benefit received by a “related party” of the Company is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of the Company or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the “related party” for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the “related party” supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the “related party” and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding Company Shares (the “De Minimis Exclusion”), or (B) (x) the “related party” discloses to an independent committee of the Company the amount of consideration that the “related party” expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Company Shares beneficially owned by the “related party”, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the “related party”, is less than 5% of the value referred to in (B) (x), and (z) the independent committee’s determination is disclosed in this Circular (the “Independent Committee Exclusion”).

If a “related party” receives a “collateral benefit” in connection with the Arrangement, in addition to requiring the approval of at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting, the Arrangement Resolution will also require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of the Company who receive a “collateral benefit” in connection with the Arrangement.

Each of Jason Simpson, Charles Jeannes, Jean Robitaille, David Stephens, Elizabeth McGregor, Tamara Brown, Ana Sofia Ríos, Rob Krcmarov, Joanna Pearson, Etienne Morin, Andrew Cormier, Silvana Costa, Sylvain Guerard, Paul Mann, Andrew Bradbury, Brendan DePoe, Paul Schmidt, Kevin Oakes and Stephen Ling is a “related party” of the Company by virtue of his or her role as a director and/or senior officer of the Company.

Refer to the information under the heading “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement” in this Circular for a description of the “benefits” that the directors and senior officers may be entitled to receive in connection with the Arrangement. These “benefits” include the benefit received as a result of the accelerated vesting of the Company Options, the Company RSUs, the Company DSUs, and the Company PSUs as well as the adjustment to the Company Bonus Shares, as further detailed under the heading “Part II – The Arrangement – Effect of the Arrangement – Effect on Company Convertible Securities”, the change of control payments triggered by the Arrangement under certain employment and consulting agreements, as further detailed under the heading “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”, and the appointment of certain existing Company directors to the Combined Company Board and the engagement of certain existing Company officers as executive officers of the Combined Company, as further detailed under the heading “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Combined Company Appointments”. Such benefits would constitute “collateral benefits” if not otherwise excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion or the Independent Committee Exclusion.

The Special Committee has considered whether any of these benefits may constitute a “collateral benefit” for purposes of MI 61-101, such that the Arrangement would therefore constitute a “business combination” under MI 61-101. Based on the information detailed under the heading “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Ownership of Company Shares and Company Convertible Securities” and following disclosure by management of the Company to the Special Committee of the number of Company Shares and Company Convertible Securities held by each of the directors and senior officers, the Special Committee has determined that none of these benefits are a “collateral benefit” for the purposes of MI 61-101 as, among other things, (i) the benefits are received solely in connection with the services that each director and senior officer of the Company provides as an employee, director or consultant of the Company, (ii) none of the benefits have been conferred for the purposes, in whole or in part, of increasing the value of the consideration paid to each of the directors and senior officers of the Company for the securities relinquished under the Arrangement, (iii) the conferring of the benefits are not, by their terms, conditional on the directors and senior officers of the Company supporting the Arrangement in any manner, (iv) each of the directors and senior officers of the Company beneficially owns, or exercises control or direction over, less than 1% of the outstanding Company Shares for purposes of MI 61-101, and (v) full particulars of the benefits have been disclosed in the Circular. Furthermore, the Special Committee has determined that no related party of the Company is entitled to consideration for its Company Shares that is not identical in amount and form to the entitlement of Shareholders generally. Accordingly, any benefit received by the directors and senior officers of the Company are not considered to be a “collateral benefit” under MI 61-101 as a result of the De Minimis Exclusion. Therefore, the Arrangement is not considered to be a “business combination” in respect of the Company, and as a result, no “minority approval” is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation of the Company is required for the Arrangement under MI 61-101.

United States

The Consideration Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any other U.S. Securities Laws, and are being issued in reliance upon the Section 3(a)(10) Exemption. The issuance of the foregoing securities shall be exempt from, or not subject to, registration or qualification under U.S. state securities, or “blue sky”, laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the Company and Equinox intend to rely upon the Final Order of the Court approving the Arrangement as a basis for the exemption from registration under the U.S. Securities Act of the Consideration Shares to be issued pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10) of the U.S. Securities Act, should the Court make a Final Order approving the Arrangement, the Consideration Shares issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act. The Court granted the Interim Order on June 19, 2026, and, subject to the approval of the Arrangement by the Shareholders and satisfaction of certain other conditions, a hearing of the application for the Final Order is currently scheduled to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia on July 28, 2026 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard. All persons who will receive Consideration Shares in the Arrangement are entitled to appear and be heard at this hearing, provided they satisfy the applicable conditions set forth in the Interim Order. See “Part II – The Arrangement – Court Approvals”.

The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of any Equinox Shares that are issuable upon exercise of the Company Options or the Company Warrants, upon conversion of the Company Notes or upon vesting of the Company Bonus Shares. Therefore, the Company Options, the Company Warrants, the Company Notes and the Company Bonus Shares may not be exercised, converted or vested, as applicable, in the United States or by or for the account or benefit of a U.S. person, nor may Equinox Shares be issued upon such exercise, conversion or vesting, as applicable, unless pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws (in which case they will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act), or following registration under such laws. Equinox has no obligation or intention to file a registration statement under the U.S. Securities Act relating to the issuance of the Equinox Shares issuable upon exercise, conversion or vesting of the Company Warrants, the Company Notes or the Company Bonus Shares. Equinox has agreed under the Arrangement Agreement to, as necessary, register the Equinox Shares issuable upon exercise of the Company Options with the SEC under the U.S. Securities Act on Form S-8 or another applicable form, and use its reasonable efforts to maintain the effectiveness of such registration statement for as long as any Company Options remain outstanding. As a result of such registration under the U.S. Securities Act, Equinox Shares received upon exercise of the Company Options, after the filing of the applicable registration statement on Form S-8 or another applicable form, by holders in the United States or who are U.S. persons, as applicable, would be freely transferable by such holders that are not, and have not been for the preceding 90 days, affiliates of Equinox, as such term is defined in Rule 144.

Equinox has applied to list the Consideration Shares issuable pursuant to the Arrangement (which, for certainty, includes the Consideration Shares issuable for Company Shares issued on settlement of Company DSUs and Company RSUs pursuant to the Plan of Arrangement) and the Equinox Shares issuable upon exercise, conversion or vesting, as applicable of the Company Options, the Company Warrants, the Company Notes and the Company Bonus Shares on each of the TSX and the NYSE American. The TSX has conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement and the Equinox Shares issuable upon the exercise, conversion or vesting, as applicable, of the Company Options, Company Notes, Company Warrants and Company Bonus Shares, subject to filing certain documents following the closing of the Arrangement. Equinox anticipates receiving all required authorizations from the NYSE American prior to the closing of the Arrangement.

The Consideration Shares issuable pursuant to the Arrangement (which, for certainty, includes the Consideration Share issuable for Company Shares issued on settlement of Company DSUs and Company RSUs pursuant to the Plan of Arrangement, but does not include Equinox Shares issuable upon exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares) will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are “affiliates” (within the meaning of Rule 144) of Equinox at such time or were affiliates of Equinox within 90 days before such time. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer.

Any resale of such Consideration Shares (or Equinox Shares issuable following the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares) by such an affiliate (or former affiliate) will be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell Consideration Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such affiliates (and former affiliates) may also resell such Consideration Shares pursuant to, and in accordance with, Rule 144 under the U.S. Securities Act. Equinox Shares issuable following the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares by such an affiliate (or former affiliate) may be eligible to be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such affiliates (and former affiliates) may also resell such Equinox Shares issuable following the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares pursuant to, and in accordance with, Rule 144 under the U.S. Securities Act.

Affiliates – Rule 144

In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of Equinox after the Effective Date (or were affiliates of Equinox within 90 days prior to the Effective Date) will be entitled to sell, during any three-month period, the Consideration Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then-outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about Equinox required under Rule 144 of the U.S. Securities Act. Persons who are affiliates of Equinox after the Effective Date (or were affiliates of Equinox within 90 days prior thereto) will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Equinox and for 90 days thereafter. If available, such affiliates (and former affiliates) may also resell Equinox Shares issuable following the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares pursuant to, and in accordance with, Rule 144 under the U.S. Securities Act subject to the foregoing limitations.

Affiliates – Regulation S

In general, under Regulation S under the U.S. Securities Act, persons who are affiliates of Equinox following the Effective Date (or were affiliates of Equinox within 90 days prior to the Effective Date) solely by virtue of their status as an officer or director of Equinox may sell their Consideration Shares outside the United States in an “offshore transaction” (within the meaning of Rule 902(h) of Regulation S) if neither the seller, an affiliate of the seller nor any person acting on any of their behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”. Also, under Regulation S, subject to certain exceptions contained in Regulation S, an “offshore transaction” is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction, which has not been pre-arranged with a buyer in the United States, is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to “U.S. persons” (as such term is defined in Regulation S) by a holder of Consideration Shares who is an affiliate of Equinox upon completion of the Arrangement (or was an affiliate of Equinox within 90 days prior to such time) other than solely by virtue of their status as an officer or director of Equinox. Equinox Shares issuable following the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares by such an affiliate (or former affiliate) may be eligible to be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act, subject to the foregoing limitations.

Exercise, Conversion or Vesting of Company Options, Company Warrants, Company Notes and Company Bonus Shares

The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants or the Company Bonus Shares. As a result, the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares may not be exercised, converted or vested, as applicable, in the United States or by or for the account or benefit of a U.S. person, nor may Equinox Shares be issued upon such exercise, conversion or vesting, as applicable, unless pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to a registration under such laws. Prior to the issuance of any Equinox Shares pursuant to any such exercise, conversion or vesting, as applicable, of the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares after the Effective Time, if any, Equinox may require evidence reasonably satisfactory to Equinox to the effect that the issuance of such Equinox Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Equinox Shares received upon exercise, conversion or vesting, as applicable of the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares after the Effective Time, if any, by holders in the United States will, subject to certain exceptions, be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available. Subject to certain limitations as noted above, any Equinox Shares issuable upon the exercise, conversion or vesting, as applicable of Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares may be eligible to be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S in an “offshore transaction” (within the meaning of Rule 902(h) of Regulation S).

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Consideration Shares received upon completion of the Arrangement or the exercise, conversion or vesting, as applicable, of the Company Options, the Company Warrants, the Company Notes and the Company Bonus Shares or the resale of Equinox Shares to be received upon such exercise, conversion or vesting, as applicable. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Right to Dissent

The following is only a summary of the Dissent Rights and the provisions of the CBCA relating to a Dissenting Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution (as modified by the Plan of Arrangement and the Interim Order). Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Company Shares and is qualified in its entirety by reference to the full text of Section 190 of the CBCA (which is attached as Appendix M to this Circular) as modified by the Plan of Arrangement (which is attached as Appendix D to this Circular) and the Interim Order (which is attached as Appendix B to this Circular).

The statutory provisions dealing with the right to dissent (as modified by the Plan of Arrangement and the Interim Order) are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to strictly comply with the procedures set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, may result in the loss of the Shareholder’s Dissent Rights. Accordingly, each Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provision of Section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order) and consult a legal advisor.

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders as at the Record Date with Dissent Rights in respect of the Arrangement Resolution, pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid by the Company the fair value of the Company Shares held by such Dissenting Shareholder determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the value of the consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax Laws than had such Shareholder exchanged his or her Company Shares for the Consideration pursuant to the Arrangement and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Arrangement, is not an opinion as to, and does not otherwise address, “fair value” under Section 190 of the CBCA. If a Shareholder dissents, there can be no assurance that the amount such Shareholder receives as fair value for its Company Shares will be more than or equal to the Consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares.

Persons who have their Company Shares registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Company Shares is entitled to dissent. In many cases, Company Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Company Shares; or (b) in the name of a depositary (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Company Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Company Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the Company Shares are registered in the name of CDS or other clearing agency, may require that such Company Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Company Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly. In addition, pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder’s Company Shares but may dissent only with respect to all Company Shares held by such Dissenting Shareholder. If a Dissenting Shareholder is exercising Dissent Rights on behalf of a Non-Registered Shareholder, the Dissenting Shareholder may dissent only with respect to all Company Shares beneficially owned by such Non-Registered Shareholder and registered in the Dissenting Shareholder’s name.

Registered Shareholders as at the close of business on the Record Date who wish to dissent must send a written notice of objection to the Arrangement Resolution to the Company c/o Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: Jessica Lewis, to be received by no later than 5:00 p.m. (Vancouver time) on July 20, 2026 (or by 5:00 p.m. (Vancouver time) on the date that is two Business Days before the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the Dissent Procedures described in this Circular. These Dissent Procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Meeting. Failure to strictly comply with the Dissent Procedures will result in loss of the Dissent Right. A Shareholder wishes to exercise Dissent Rights should seek independent legal advice.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Company Shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and Orla will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, or an abstention from voting, constitutes a Dissent Notice, but a Registered Shareholder is not required to vote its Company Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Company Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights.

Within 10 days after the adoption of the Arrangement Resolution by the Shareholders, the Company is required to notify in writing each Dissenting Shareholder that the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after receipt of such notice, or, if the Dissenting Shareholder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution, send to the Company a written notice (the “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Company Shares in respect of which the Dissenting Shareholder dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the certificates representing the Company Shares in respect of which the Dissenting Shareholder dissents to the Company or its transfer agent. The Company or the transfer agent will endorse on the share certificates a notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, and will forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send such Dissenting Shareholder’s share certificates, he, she or it has no right to make a claim under Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court.

Under Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissent Shares other than the right to be paid the fair value of the Dissent Shares by the Company, as determined pursuant to the Interim Order, unless: (i) the Dissenting Shareholder withdraws its Dissent Notice before the Company makes an Offer to Pay; (ii) the Company fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment; or (iii) the Board revokes the Arrangement Resolution. In (i) and (ii), the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

Not later than seven days after the later of the Effective Date and the day the Company receives the Demand for Payment, the Company will send, to each Dissenting Shareholder who has sent a Demand for Payment, a written offer to pay for the Company Shares (“Offer to Pay”) of the Dissenting Shareholder in respect of which he, she or it has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined (provided however that such payment shall not be made and the Shareholder shall be so informed if the Company has reasonable grounds for believing it is or would after the payment be unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities).

Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay that has been accepted by a Dissenting Shareholder shall be paid within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the court to fix a fair value for the Company Shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Company will give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and who has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Company Shares have not been purchased by the Company will be joined as parties to any such application to the court to fix a fair value and will be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court will fix a fair value for the Company Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder will be rendered against the Company and in favour of each Dissenting Shareholder and for the amount of the shares as fixed by the court.

Shareholders that are considering exercising Dissent Rights should consult their own legal and financial advisors.

Dissenting Shareholders who duly and validly exercise Dissent Rights and who:

(a)	are ultimately determined to be entitled to be paid fair value from the Company for their Dissent Shares, will be deemed to have irrevocably transferred such Dissent Shares to the Company pursuant to the Plan of Arrangement in consideration for such fair value and will not be entitled to any other payment or consideration; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights, as at and from the Effective Time and will be entitled to receive only the Consideration.

In no case will Equinox, the Company, Amalco or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares after the completion of the steps specified in the Plan of Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Company Shares to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as and from the Effective Time.

In no circumstances will Equinox, the Company, Amalco or any other person be required to recognize a person as a Dissenting Shareholder: (a) unless such person is the holder of Company Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (b) if such person has voted or instructed a proxy holder to vote such Company Shares in favour of the Arrangement Resolution; or (c) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, and does not withdraw such Dissent Notice prior to the Effective Time. Holders of Company Convertible Securities will not be entitled to exercise Dissent Rights in respect of Company Convertible Securities.

The Arrangement Agreement provides that it is a condition to the obligations of Equinox that holders of Company Shares shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than holders of Company Shares representing not more than 5% of the Company Shares then outstanding). See “Part III – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective” below.

PART III — THE ARRANGEMENT AGREEMENT

The Arrangement Agreement

The following summarizes the material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as well as this Circular, before making any decision regarding the Arrangement. This summary is subject to, and qualified in its entirety by reference to the Arrangement Agreement, which has been filed by the Company on its issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and by the Plan of Arrangement, which is attached to this Circular as Appendix D.

In reviewing the Arrangement Agreement and this summary, please remember that this summary has been included to provide Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about the Company, Equinox or any of their respective subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties that the Company and Equinox have made to each other as of specific dates and have been made solely for the benefit of the other Party to the Arrangement Agreement. The assertions embodied in the representations and warranties in the Arrangement Agreement were made solely for purposes of the Arrangement Agreement and the Arrangement and agreements contemplated thereby among the Company and Equinox and:

●	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

●	may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the terms of the Arrangement Agreement, including by reference to a Material Adverse Effect;

●	have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, such as, in the case of the Company, disclosures contained in the Company Disclosure Letter and, in the case of Equinox, disclosures contained in the Equinox Disclosure Letter, and by information contained in certain of the Company’s and Equinox’s public filings with the Canadian Securities Regulators or the SEC, as applicable, which such disclosures are not reflected in the Arrangement Agreement; and

●	may apply a contractual standard of materiality that is different from what may be viewed as material by shareholders or other investors generally and reports and documents filed with the Canadian Securities Regulators or the SEC, as applicable.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. In addition, if specific material facts arise that contradict the representations and warranties in the Arrangement Agreement, the Company or Equinox, as applicable, will disclose those material facts in the public filings that it makes with the Canadian Securities Regulators or the SEC, as applicable, in accordance with, and to the extent required by, applicable Law. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement and their description in this Circular should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Effective Date and Conditions of Arrangement

If the Equinox Shareholder Approval and the Company Shareholder Approval are obtained, the Final Order of the Court is obtained approving the Arrangement, the Key Regulatory Approvals are obtained and are in full force and effect, and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will occur during the third quarter of 2026.

Representations and Warranties

The representations and warranties provided by Equinox in favour of Orla relate to, among other things, Equinox Board approval, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of subsidiaries, Equinox public filings, Equinox financial statements, internal controls and financial reporting, corrupt practices legislation, international trade laws, international trade and corrupt practices compliance and policies, books and records, minute books, absence of certain undisclosed liabilities, absence of certain material changes, litigation, Taxes, operational matters, property, first nations or aboriginal claims, non-governmental organizations and community groups, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and mineral resources, regulatory matters, employee benefits, issuance of securities in connection with the Arrangement, labour and employment, compliance with Laws, absence of cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, compliance with Mexican Antitrust Law, short form prospectus eligibility, arrangements with Shareholders and the Investment Canada Act.

The representations and warranties provided by Orla in favour of Equinox relate to, among other things, Board approval, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of subsidiaries, Orla public filings, Orla financial statements, internal controls and financial reporting, corrupt practices legislation, international trade laws, international trade and corrupt practices compliance and policies, books and records, minute books, absence of certain undisclosed liabilities, absence of certain material changes, litigation, Taxes, operational matters, property, first nations or aboriginal claims, non-governmental organizations and community groups, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and mineral resources, regulatory matters, employee benefits, labour and employment, compliance with Laws, absence of cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, compliance with Mexican Antitrust Law, short form prospectus eligibility and arrangements with Equinox Shareholders.

Covenants

In the Arrangement Agreement, each of Orla and Equinox has agreed to certain covenants, including customary positive and negative covenants relating to conducting their respective businesses, and using commercially reasonable efforts to satisfy conditions precedent to their respective obligations under the Arrangement Agreement. In addition, each of Orla and Equinox agreed to certain covenants in relation to the preparation of this Circular and the Equinox Circular as well as the convening and conducting of the Meeting and the Equinox Meeting, respectively.

Efforts to Obtain Company Shareholder Approval

Orla is required to convene and conduct the Meeting in accordance with the Interim Order, Orla’s constating documents and applicable law, and to use commercially reasonable efforts to schedule the Meeting on the same date and at the same time as the date and time of the Equinox Meeting.

Orla will not adjourn (other than due to lack of quorum), postpone or cancel the Meeting without the prior consent of Equinox except (i) to comply with applicable Law, judgment, decree or order of any Governmental Entity, (ii) to ensure that the Meeting and the Equinox Meeting are held on the same date and at the same time, or (iii) where at any time within ten days before the Meeting (a) Orla has provided notice of a Superior Proposal to Equinox, (b) an Acquisition Proposal in respect of Orla has been publicly disclosed or announced and (c) the Response Period has not elapsed, then, subject to applicable Laws, at Equinox’s request, Orla may and upon request of Equinox, shall, postpone or adjourn the Meeting to a date acceptable to Equinox, acting reasonably, which will not be later than ten days after the scheduled date for the Meeting and will, in the event that the Parties amend the terms of the Arrangement Agreement in accordance with the terms of the Arrangement Agreement, ensure that the details of such amended Arrangement Agreement are communicated to the Shareholders prior to the resumption of the postponed or adjourned Meeting.

Unless the Board has changed its recommendation regarding the Arrangement as permitted under the Arrangement Agreement, Orla has agreed that it will use its commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution and include in the Circular the unanimous recommendation of the Board to the Shareholders that they vote in favour of the Arrangement Resolution and that each director of the Company intends to vote all of such director’s Company Shares (including any Company Shares issued upon the exercise of any Company Convertible Securities) in favour of the Arrangement Resolution.

Efforts to Obtain Equinox Shareholder Approval

Equinox is required to convene and conduct the Equinox Meeting in accordance with Equinox’s constating documents and applicable law on or before August 15, 2026 and to use commercially reasonable efforts to schedule the Equinox Meeting on the same date and at the same time as the date and time of the Meeting.

Equinox will not adjourn (other than due to lack of quorum), postpone or cancel the Equinox Meeting without the prior consent of Orla except (i) to comply with applicable Law, judgment, decree or order of any Governmental Entity, (ii) to ensure that the Equinox Meeting and the Meeting are held on the same date and at the same time, or (iii) where at any time within ten days before the Equinox Meeting (a) Equinox has provided notice of a Superior Proposal to Orla, (b) an Acquisition Proposal in respect of Equinox has been publicly disclosed or announced and (c) the Response Period has not elapsed, then, subject to applicable Laws, at Orla’s request, Equinox may and upon request of Orla, shall, postpone or adjourn the Equinox Meeting to a date acceptable to Orla, acting reasonably, which will not be later than ten days after the scheduled date for the Equinox Meeting and will, in the event that the Parties amend the terms of the Arrangement Agreement in accordance with the terms of the Arrangement Agreement, ensure that the details of such amended Arrangement Agreement are communicated to the Equinox Shareholders prior to the resumption of the postponed or adjourned Equinox Meeting.

Unless the Equinox Board has changed its recommendation regarding the Arrangement as permitted under the Arrangement Agreement, Equinox has agreed that it will use its commercially reasonable efforts to solicit proxies in favour of the Equinox Shareholder Resolution and include in the Equinox Circular the unanimous recommendation of the Equinox Board to the Equinox Shareholders that they vote in favour of the Equinox Shareholder Resolution and that each director of Equinox intends to vote all of such director’s Equinox Shares (including any Equinox Shares issued upon the exercise of any Equinox Options) in favour of the Equinox Shareholder Resolution.

Final Court Approval

After the Interim Order has been obtained, the Company Shareholder Approval is obtained and the Equinox Shareholder Approval is obtained, Orla will as soon as reasonably practicable, but in any event within four business days after the Company Shareholder Approval and Equinox Shareholder Approval are obtained, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, which will be in form and substance satisfactory to Orla and Equinox, both acting reasonably.

Deposit of Consideration

Orla and Equinox have appointed Computershare to act as depositary to handle the exchange of Company Shares for the Consideration. Following receipt by Orla of the Final Order and at least one business day prior to the Effective Date, Equinox will deposit in escrow with the Depositary sufficient Consideration Shares and Cash Consideration to satisfy the Consideration payable to Shareholders pursuant to the Arrangement.

Combined Company Board and Management

As of the Effective Time, Equinox will (i) fix the number of directors of the Combined Company Board at 11; (ii) cause the members of the Equinox Board that will not continue as members of the Combined Company Board to deliver resignations from the Combined Company Board; and (iii) appoint five members of the Board as members of the Combined Company Board. The Combined Company Board will be led by the current Non-Executive Chairman of the Board, Charles Jeannes, as Chair. The remainder of the Combined Company Board will be determined by Equinox and Orla prior to the Effective Date. Darren Hall shall remain as Chief Executive Officer of Equinox and Jason Simpson, President and Chief Executive Officer of Orla, shall be appointed President of the Combined Company.

Covenants of Orla Regarding the Conduct of Business

Orla has given, in favour of Equinox, usual and customary covenants for an agreement of the nature of the Arrangement Agreement. In particular, Orla has covenanted and agreed that until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, applicable Laws or any Governmental Entities or consented to by Equinox in writing, it will, and it will cause each of its Material Subsidiaries to:

1.	conduct its business in the ordinary course of business consistent with past practices;

2.	preserve, in all material respects, its business operations, organization and material business relationships;

3.	defend, in good faith, all material lawsuits against Orla or its Material Subsidiaries; and

4.	maintain and preserve the reputation and goodwill of Orla and any of its Material Subsidiaries.

Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the prior written consent of Equinox, (ii) as required or permitted by the Arrangement Agreement, (iii) as set out in the Company Disclosure Letter, or (iv) as is required by applicable Law or Governmental Entity, Orla will not, nor will it permit any of its Material Subsidiaries to, directly or indirectly:

1.	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital Orla or any of its Material Subsidiaries, or, except as disclosed in the Company Disclosure Letter, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Company Shares owned by any person or the securities of any subsidiary owned by a person other than Orla, other than, in the case of any subsidiary wholly-owned by Orla, any dividends payable to Orla or any other wholly-owned subsidiary of Orla, other than regular quarterly dividends declared from time to time by the Board in the ordinary course provided that the quarterly dividend per Company Share is not increased after the date of the Arrangement Agreement; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Company Shares or shares of Orla’s Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of Orla or its Material Subsidiaries, other than the following which shall not require the prior consent of Equinox: (A) the issuance of the Company Shares pursuant to the terms of the outstanding Company Convertible Securities, including, for certainty, the issuance of Company Shares to settle outstanding Company RSUs and Company DSUs up to five business days prior the Effective Date; (B) the issuance of Company Incentive Securities pursuant to grants for new employee hires from time to time by Orla in the ordinary course of business and in accordance with its long-term incentive program; (C) transactions in the ordinary course of business consistent with past practices between two or more Orla subsidiaries or between Orla and an Orla subsidiary; and (D) as required under applicable Law or existing Material Contracts disclosed in the Company Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Orla or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Orla or any of its Material Subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS Accounting Standards; or (viii) enter into any agreement with respect to any of the foregoing;

2.	except as disclosed in the Company Disclosure Letter, in the ordinary course of business consistent with past practice or as otherwise provided for in the Arrangement Agreement: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Orla or any of its Material Subsidiaries for an amount greater than $30 million, in the aggregate, other than as required under applicable Law or existing Material Contracts disclosed in the Company Disclosure Letter; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $15 million, in the aggregate, other than intercompany cash transfers to or between its subsidiaries consistent with past practice; (iii) other than such transactions contemplated in the Company Disclosure Letter and borrowings under existing Material Contracts disclosed in the Company Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $30 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Equinox; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

3.	except as disclosed in the Company Disclosure Letter, in the ordinary course of business consistent with past practice or as otherwise necessary to comply with applicable Laws or Contracts, or in accordance with the Company Benefit Plans: (i) grant to any officer, Material Employee or director of Orla or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, Material Employee, or director of Orla or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, Material Employee, director or new employee hires of Orla or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice and the cash settlement of outstanding Company PSUs by Orla up to five business days prior to the Effective Date; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or Material Employees or former directors, officers, Material Employees of Orla or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or Material Employee of Orla or any of its subsidiaries; or (vi) establish or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

4.	except as contemplated in the Plan of Arrangement, and except as required for Orla to settle all outstanding Company RSUs, Company DSUs and Company PSUs up to five business days prior the Effective Date, provide for accelerated vesting, redemption or settlement, removal of restrictions on exercise or conversion, as applicable, of Company Convertible Securities (including stock options, deferred share units, performance units, restricted share awards and convertible notes), including upon a change of control occurring on or prior to the Effective Time;

5.	except as agreed in writing by the Parties or as provided for in the Company Financial Statements, settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $25 million, (i) any material action, claim or proceeding brought against Orla and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

6.	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Orla or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Orla or any of its Material Subsidiaries from competing in any manner;

7.	waive, release or assign any material rights, claims or benefits of Orla or any of its Material Subsidiaries;

8.	enter into any agreement that if entered into prior to the date of the Arrangement Agreement would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

9.	except in the ordinary course of business, as provided for in the Company Financial Statements or as disclosed in the Company Disclosure Letter, (i) make, change or revoke any material Tax election, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement and which will be made in a manner consistent with the past practice of Orla and its subsidiaries, as applicable; (ii) materially amend any Return that has been filed on or before the Effective Date, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of Returns for the most recently ended taxation year, except as may be required by applicable Laws; (iii) settle, offer to settle, or compromise any material claim, audit, proceeding, re-assessment or other Tax liability; (iv) agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Returns); (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund; (vi) enter into any Tax sharing, Tax allocation or Tax indemnification agreement, (vii) make a request for a Tax ruling to any Governmental Entity; or (viii) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax;

10.	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits, Concessions, or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

11.	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Orla to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; or

12.	agree, resolve or commit to do any of the foregoing.

In addition, Orla has agreed to:

1.	use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Orla or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to the terms of the Arrangement Agreement, none of Orla or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date such insurance (or re-insurance) policy is obtained or renewed;

2.	keep Equinox fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Orla; provided, however, that the failure to do so shall not constitute a breach of the Arrangement Agreement that, in and of itself, may lead to termination of the Arrangement Agreement; and

3.	promptly notify Equinox in writing of any circumstance or development that, to the knowledge of Orla, is or would reasonably be expected to constitute a Material Adverse Effect in respect of Orla.

Covenants of Equinox Regarding the Conduct of Business

Equinox has given, in favour of Orla, usual and customary covenants for an agreement of the nature of the Arrangement Agreement. In particular, Equinox has covenanted and agreed that until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, applicable Laws or any Governmental Entities or consented to by Orla in writing, it will, and it will cause each of its Materials Subsidiaries to:

1.	conduct its business in the ordinary course of business consistent with past practice;

2.	preserve, in all material respects, its business operations, organization and material business relationships;

3.	defend, in good faith, all material lawsuits against Equinox or its Material Subsidiaries; and

4.	maintain and preserve the reputation and goodwill of Equinox and any of its Material Subsidiaries.

Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) with the prior written consent of Orla, (ii) as required or permitted by the Arrangement Agreement, (iii) as set out in the Equinox Disclosure Letter, or (iv) as is required by applicable Law or any Governmental Entity, Equinox will not, nor will it permit any of its Material Subsidiaries to, directly or indirectly:

1.	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Equinox or any of its Material Subsidiaries, or, except as disclosed in the Equinox Disclosure Letter, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Equinox Shares owned by any person or the securities of any subsidiary owned by a person other than Equinox other than, in the case of any subsidiary wholly-owned by Equinox, any dividends payable to Equinox or any other wholly-owned subsidiary of Equinox, other than regular quarterly dividends declared from time to time by the Equinox Board in the ordinary course provided that the quarterly dividend per Equinox Share is not increased after the date of the Arrangement Agreement; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Equinox Shares or shares of its Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Equinox Shares or other securities of Equinox or its Material Subsidiaries, other than the following, which shall not require prior consent or Orla: (A) the issuance of the Equinox Shares pursuant to the terms of the outstanding Equinox Options, Equinox RSUs, Equinox PSUs, Equinox Convertible Notes or Equinox Warrants; (B) the issuance of Equinox RSUs or Equinox PSUs pursuant to grants for new employees hired from time to time by Equinox in the ordinary course of business and in accordance with Equinox’s long term incentive program; (C) transactions in the ordinary course of business consistent with past practices between two or more Equinox subsidiaries or between Equinox and an Equinox subsidiary; and (D) as required under applicable Law or existing Material Contracts disclosed in the Equinox Disclosure Letter; (iv) except as disclosed in the Equinox Disclosure Letter, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Equinox or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Equinox or any of its Material Subsidiaries; or (vii) enter into any agreement with respect to any of the foregoing;

2.	except as disclosed in the Equinox Disclosure Letter or in the ordinary course of business consistent with past practice or as otherwise provided for in the Arrangement Agreement: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Equinox or any of its Material Subsidiaries for an amount greater than $30 million, in the aggregate, other than as required under applicable Law or existing Material Contracts disclosed in the Equinox Disclosure Letter; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $15 million, in the aggregate, other than intercompany cash transfers to or between its subsidiaries consistent with past practice; (iii) other than such transactions contemplated in the Equinox Disclosure Letter and borrowings under existing Material Contracts disclosed in the Equinox Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $30 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Orla; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

3.	except as disclosed in the Equinox Disclosure Letter, in the ordinary course of business consistent with past practice or as otherwise necessary to comply with applicable Laws or Contracts, or in accordance with the Equinox Benefit Plans: (i) grant to any officer, Material Employee or director of Equinox an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, Material Employee or director of Equinox; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, Material Employee, director or new employee hires of Equinox, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Equinox Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or Material Employees or former directors, officers or Material Employees of Equinox; (v) increase bonus levels or other benefits payable to any director, officer or Material Employee of Equinox; or (vi) except as disclosed in the Equinox Disclosure Letter, establish or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

4.	except as disclosed in the Equinox Disclosure Letter, provide for accelerated vesting, redemption or settlement, removal of restrictions on exercise or conversion, as applicable, of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards), including upon a change of control occurring on or prior to the Effective Time;

5.	except as disclosed in the Equinox Disclosure Letter or as provided for in the Equinox Financial Statements, settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $25 million, (i) any material action, claim or proceeding brought against Equinox and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

6.	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Equinox or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Equinox or any of its Material Subsidiaries from competing in any manner;

7.	waive, release or assign any material rights, claims or benefits of Equinox or any of its Material Subsidiaries;

8.	except as disclosed in the Equinox Disclosure Letter, enter into any agreement that if entered into prior to the date of the Arrangement Agreement would be a Material Contract of Equinox; or modify, amend in any material respect, transfer or terminate any Material Contract of Equinox, or waive, release or assign any material rights or claims thereto or thereunder;

9.	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

10.	except in the ordinary course of business, as provided for in the Equinox Financial Statements or as disclosed in the Equinox Disclosure Letter, (i) make, change or revoke any material Tax election, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement and which will be made in a manner consistent with the past practice of Equinox and its subsidiaries, as applicable, (ii) materially amend any Return that has been filed on or before the Effective Date, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of Returns for the most recently ended taxation year, except as may be required by applicable Laws, (iii) settle, offer to settle, or compromise any material claim, audit, proceeding, re-assessment or other Tax liability, (iv) agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Returns), (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, (vi) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; (vii) make a request for a Tax ruling to any Governmental Entity, or (viii) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax;

11.	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Equinox to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; or

12.	agree, resolve or commit to do any of the foregoing.

In addition, Equinox has agreed to:

1.	use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Equinox or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to the terms of the Arrangement Agreement, none of Equinox or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date such insurance (or re-insurance) policy is obtained or renewed;

2.	keep Orla fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Equinox; provided, however, that the failure to do so shall not constitute a breach of the Arrangement Agreement that, in and of itself, may lead to termination of the Arrangement Agreement; and

3.	promptly notify Orla in writing of any circumstance or development that, to the knowledge of Equinox, is or would reasonably be expected to constitute a Material Adverse Effect in respect of Equinox.

Covenants of Orla Relating to the Arrangement

Orla has agreed that it will, and will cause its subsidiaries to, perform all obligations required or desirable to be performed by Orla or any of its subsidiaries under the Arrangement Agreement, co-operate with Equinox in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement. In addition, Orla has agreed that it will and, where applicable, will cause its subsidiaries to:

1.	use its commercially reasonable efforts to obtain, as soon as practicable following execution of the Arrangement Agreement, all third party consents, approvals and notices required under, and will obtain all amendments reasonably requested by Equinox in respect of any of the Material Contracts relating to Orla;

2.	use commercially reasonable efforts to assist Equinox in making the necessary arrangements to restructure, payout or otherwise deal with Equinox and Orla’s indebtedness; and

3.	until the earlier of the Effective Time and termination of the Arrangement Agreement, Orla will, subject to applicable Law, make available and cause to be made available to Equinox, and the agents and advisors thereto, information reasonably requested by Equinox for the purposes of preparing and considering integration plans for the combined businesses of Equinox and Orla following the Effective Date and confirming the representations and warranties of Orla set out in the Arrangement Agreement.

Covenants of Equinox Relating to the Arrangement

Equinox has agreed that it will, and will cause its subsidiaries to, perform all obligations required to be performed by Equinox or any of its subsidiaries under the Arrangement Agreement, co-operate with Orla in connection with the Arrangement Agreement, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement. In addition, Equinox has agreed that it will and, where appropriate, will cause its subsidiaries to:

1.	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, (i) prior to the Effective Time, allot and reserve for issuance a sufficient number of Equinox Shares to meet the obligations of Equinox under the Plan of Arrangement; and (ii) pursuant to the Arrangement at the time provided in the Arrangement Agreement issue the Consideration Shares to be issued and pay the Cash Consideration;

2.	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, Equinox will do all things necessary (including, if required, entering into the Supplemental Warrant Certificates and Supplemental Notes) to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the applicable Company Convertible Securities;

3.	as necessary, register the Equinox Shares issuable upon exercise of the Company Options with the SEC under the U.S. Securities Act on Form S-8 or another applicable form, and use its reasonable efforts to maintain the effectiveness of such registration statement for as long as any Company Options remain outstanding;

4.	use commercially reasonable efforts to assist Orla in making the necessary arrangements to restructure, payout or otherwise deal with Equinox’s and Orla’s indebtedness;

5.	(i) apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on the TSX and NYSE American by the Effective Time of the Consideration Shares issuable pursuant to the Arrangement, which for certainty includes the Equinox Shares issuable for Company Shares issued on settlement of Company DSUs and Company RSUs pursuant to the Plan of Arrangement, subject to customary listing conditions of the TSX; and (ii) apply for and use its commercially reasonable efforts to obtain approval of the listing for trading on the TSX and NYSE American by the Effective Time of the Equinox Shares issuable upon exercise, vesting or conversion, as applicable, of the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares, subject to customary listing conditions of the TSX;

6.	use its commercially reasonable efforts to obtain, as soon as practicable following execution of the Arrangement Agreement, all third party consents, approvals and notices required under any of the Material Contracts relating to Equinox; and

7.	until the earlier of the Effective Time and termination of the Arrangement Agreement, Equinox will, subject to applicable Law, make available and cause to be made available to Orla, and its agents and advisors, information reasonably requested by Orla for the purposes of preparing and considering integration plans for the combined businesses of Equinox and Orla following the Effective Date and confirming the representations and warranties of Equinox set out in the Arrangement Agreement.

Mutual Covenants

Each Party has also made certain mutual covenants to the other Party, including that, except as contemplated by the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

1.	it will, and will cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other action and to do, or cause to be done, all other things necessary, and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under the Arrangement Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to: (i) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (ii) fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Arrangement; and (iii) co-operate with the other Party in connection with the performance by it of its obligations thereunder;

2.	it will use commercially reasonable efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or (with the exception of the transactions contemplated by the Arrangement Agreement) which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated therein including, for the avoidance of doubt, the taking of any action (including any discussions or negotiation) or the entering into of any transaction not contemplated by the Arrangement Agreement;

3.	it will use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins neither of the Parties from consummating the Arrangement;

4.	it will use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Consideration Shares to the Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement, which for certainty includes the Equinox Shares issuable for Company Shares issued on settlement of Company DSUs and Company RSUs pursuant to the Plan of Arrangement;

5.	it will promptly notify the other Party of:

a.	any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives);

b.	any communication from any Governmental Entity in connection with the Arrangement and the Key Regulatory Approvals (and the response thereto from such Party, its subsidiaries or its Representatives); and

c.	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

6.	it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

Covenants Relating to Key Regulatory Approvals

Each Party has made covenants to the other Party with respect to obtaining all Key Regulatory Approvals that, subject to the terms and conditions of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

1.	in respect of the Canadian Competition Approval,

a.	within ten business days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, Equinox will file with the Commissioner a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

b.	if an Advance Ruling Certificate or No Action Letter is not obtained within 16 calendar days following filing of that submission, either Party may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case the Parties will each file their respective notifications pursuant to subsection 114(1) of the Competition Act, as promptly as practicable but in any event within ten business days following the date a Party notified the other Party of its intention to file a notification.

2.	in respect of the CNA Approval, within 15 business days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, the Parties will submit a notification to CNA on behalf of the Parties to obtain the CNA Approval. The Parties agree that Equinox will appoint the common representative in such notification to CNA.

3.	The Parties will, and will cause their respective subsidiaries, as applicable, to file, as promptly as practicable but in any event within 15 business days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Key Regulatory Approvals.

4.	All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Key Regulatory Approvals will be paid by the Parties, shared equally.

5.	The Parties will use their commercially reasonable efforts to:

a.	obtain the Key Regulatory Approvals at the earliest reasonably practicable date;

b.	respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Key Regulatory Approvals; and

c.	make such further filings as may be necessary, proper or advisable in connection therewith.

6.	With respect to obtaining the Key Regulatory Approvals, each of the Parties will cooperate with the other Party and will provide such assistance as each other Party may reasonably request in connection with obtaining the Key Regulatory Approvals. Each Party will keep the other Party reasonably informed as to the progress of obtaining the Key Regulatory Approvals. In particular:

a.	no Party will extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by the Arrangement Agreement, except upon the prior written consent of the other Party, and which will not be unreasonably denied, particularly if necessary for purposes of obtaining Key Regulatory Approvals;

b.	the Parties will exchange drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents to be made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement Agreement, provide the other Party with the opportunity for review in advance of any submission or filing, and will consider in good faith any suggestions made by a Party and its counsel and will provide each of the other Party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement Agreement; provided, however, that, subject to the terms of the Arrangement Agreement, information indicated by a Party to be competitively sensitive will be provided on an external counsel-only basis;

c.	each Party will keep the other Party and its counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Key Regulatory Approvals, and unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, will not participate in such communications or meetings without giving each other Party, and its counsel the opportunity to participate therein; provided, however, that, subject to the terms of the Arrangement Agreement, where competitively sensitive information may be discussed or communicated, the external legal counsel of each other Party will be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, will have the right to participate in any such meetings on an external counsel-only basis; and

d.	each Party will keep the other Party reasonably informed on a timely basis of developments which are material or reasonably likely to be material to obtaining the Key Regulatory Approvals required for the completion of the Arrangement in sufficient time to enable the Effective Date to occur on or before the Outside Date.

7.	Where a Party provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to another Party on an external counsel-only basis with regards to obtaining Key Regulatory Approvals, the Party disclosing the documents will also provide the Party receiving such documents with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.

8.	With the exception of the transactions contemplated by the Arrangement Agreement, neither of the Parties will enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably by expected to make obtaining the Key Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Key Regulatory Approvals.

9.	The Parties will use (and will cause their respective subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by the Arrangement Agreement as promptly as practicable after the date of the Arrangement Agreement; provided, however, that the Mutual Covenants and Covenants Relating to Key Regulatory Approval provisions shall not require either of the Parties to propose, negotiate, accept, agree to and/or effect, by consent agreement or otherwise, (A) the sale, assignment, amendment, license, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, contracts, licenses or financing arrangements of either Equinox or any of its affiliates, or Orla or any of its subsidiaries or (B) any behavioral or other remedy or undertaking imposing conditions, restraints, amendments, or limitations on the assets, properties, products, businesses, contracts, licenses or financing arrangements of either Equinox or any of its affiliates, or Orla or any of its subsidiaries.

Pre-Acquisition Reorganization

Subject to certain limitations as set forth in the Arrangement Agreement, Orla has agreed that, upon the request of Equinox, it will (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Equinox may request, acting reasonably (each, a “Pre-Acquisition Reorganization”), (ii) cooperate with Equinox and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with Equinox and its advisors to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required by Equinox (based on the terms of any Contract) in connection with the Pre-Acquisition Reorganization, if any.

Orla will not be obligated to participate in any Pre-Acquisition Reorganization unless such Pre-Acquisition Reorganization, in the opinion of Orla: (a) cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to Orla or the Shareholders incrementally greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; (b) is not prejudicial to Orla, any of its Material Subsidiaries or the Shareholders in any material respect; (c) does not require Orla to obtain the approval of securityholders of Orla or proceed absent any required consent of any third party (including any Key Regulatory Approval); (d) does not prevent the Arrangement from qualifying as a tax-deferred reorganization under section 368(a) of the Code; (e) does not unreasonably interfere with Orla’s material operations prior to the Effective Time; (f) does not require Orla or its subsidiaries to contravene or unreasonably interfere with any Contract, Key Regulatory Approval or applicable Laws, or its organization documents; (g) can be completed as close as reasonably practicable prior to the Effective Date and can be unwound in the event the Arrangement is not consummated without adversely affecting Orla or any of its Material Subsidiaries in any material manner; (h) does not violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Orla or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Orla or any of its subsidiaries; and (i) does not impair the ability of Orla to consummate, and will not materially delay the consummation of, the Arrangement.

Equinox must provide written notice to Orla of any proposed Pre-Acquisition Reorganization at least 15 business days prior to the Effective Date. Upon receipt of such notice, Orla and Equinox will work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to the Arrangement Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the business day ending immediately prior to the Effective Date (but after Equinox has waived or confirmed that all of the mutual conditions precedent and conditions precedent in favour of Equinox have been satisfied).

Equinox agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and will indemnify and save harmless the Company and its affiliates and Representatives and Shareholders from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses (including actual out-of-pocket cost and expense for filing fees and external counsel), interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Orla under the Arrangement Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived, which conditions are summarized below.

Mutual Conditions Precedent

The obligations of Equinox and Orla to complete the Arrangement are subject to the fulfillment of, on or before the Effective Time, each of the following conditions precedent, which may only be waived with the mutual consent of the Parties:

1.	the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to Orla or Equinox, acting reasonably, on appeal or otherwise;

2.	the Court will have determined that the terms and conditions of the exchange of Company Shares for Consideration Shares, pursuant to the Plan of Arrangement, are procedurally and substantively fair to holders of Company Shares, and the Final Order will have been granted in a form satisfactory to Orla and Equinox, acting reasonably;

3.	the Company Shareholder Approval will have been obtained at the Meeting in accordance with the Interim Order;

4.	the Equinox Shareholder Approval will have been obtained at the Equinox Meeting;

5.	there will not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Equinox or Orla which will prevent the consummation of the Arrangement;

6.	the Key Regulatory Approvals will have been obtained and will not have been modified or withdrawn prior to the Effective Time;

7.	the Arrangement Agreement will not have been terminated in accordance with its terms; and

8.	the distribution of the securities pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under securities Laws and will not be subject to resale restrictions under applicable securities Laws (other than as applicable to control persons or pursuant to section 2.6 of NI 45-102).

Equinox Conditions Precedent

The obligations of Equinox to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, each of which is for the exclusive benefit of Equinox and may be waived by Equinox:

1.	all covenants of Orla under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Equinox will have been duly performed by Orla in all material respects, and Equinox will have received a certificate of Orla addressed to Equinox and dated the Effective Time, signed by two executive officers on behalf of Orla (on Orla’s behalf and without personal liability), confirming the same as at the Effective Date;

2.	(i) the representations and warranties of Orla set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) will be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Orla regarding organization and qualification, authority relative to the Arrangement Agreement and absence of certain violations will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of Orla set forth regarding capitalization, ownership of subsidiaries and brokers will be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), and Equinox will have received a certificate of Orla addressed to Equinox and dated the Effective Date, signed on behalf of Orla by a senior executive officer of Orla (on Orla’s behalf and without personal liability), confirming the same;

3.	since the date of the Arrangement Agreement, there will not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Orla that is continuing as of the Effective Time; and

4.	holders of no more than 5% of the Company Shares will have exercised Dissent Rights.

Orla Conditions Precedent

The obligations of Orla to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, each of which is for the exclusive benefit of Orla and may be waived by Orla:

1.	all covenants of Equinox under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Orla will have been duly performed by Equinox in all material respects, and Orla will have received a certificate of Equinox, addressed to Orla and dated the Effective Time, signed on behalf of Equinox by two executive officers of Equinox (on Equinox’s behalf and without personal liability), confirming the same as of the Effective Date;

2.	(i) the representations and warranties of Equinox set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) will be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Equinox regarding organization and qualification, authority relative to the Arrangement Agreement and absence of certain violations will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time; and (iii) the representations and warranties of Equinox set forth regarding capitalization, ownership of subsidiaries and brokers will be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), and Orla will have received a certificate of Equinox addressed to Orla and dated the Effective Date, signed on behalf of Equinox by a senior executive officer of Equinox (on Equinox’s behalf and without personal liability), confirming the same;

3.	since the date of the Arrangement Agreement, there will not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Equinox that is continuing as of the Effective Time;

4.	Equinox will have delivered evidence satisfactory to Orla of the approval of the listing and posting for trading on the TSX and the NYSE American, in the case of the TSX, subject only to satisfaction of the standard listing conditions, of the Consideration Shares and the Equinox Shares underlying the Company Options, the Company Notes, the Company Warrants and the Company Bonus Shares, at the Effective Time;

5.	the Combined Company Board will be comprised as described under “Part III – The Arrangement Agreement – Covenants – Combined Company Board and Management” above, with effect as of and from the Effective Time;

6.	the executive officers of the Combined Company will be comprised of those individuals as described under “Part III – The Arrangement Agreement – Covenants – Combined Company Board and Management” above, with effect as of and from the Effective Time; and

7.	Equinox will have complied with its obligations described under “Part III – The Arrangement Agreement – Covenants – Deposit of Consideration” above, and the Depositary will have confirmed receipt of the Consideration Shares contemplated thereby.

Non-Solicitation and Right to Match

Non-Solicitation Covenant and Acquisition Proposal

Each Party has covenanted to the other Party that it shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries:

1.	make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

2.	participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of: (A) advising such person of the restrictions in the Arrangement Agreement, (B) clarifying the terms of any inquiry, proposal or offer in order to determine if it may reasonably be expected to result in a Superior Proposal, or (C) for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal;

3.	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

4.	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal;

5.	withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, the Board Recommendation (in the case of Orla) or the Equinox Board Recommendation (in the case of Equinox), as applicable;

6.	if an Acquisition Proposal has been publicly disclosed in respect of a Party, that Party fails to publicly recommend against such Acquisition Proposal within five business days after the other Party’s written request that the Party or the Party’s board of directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to such Party, such rejection of such Acquisition Proposal) and reaffirm the Board Recommendation (in the case of Orla) or the Equinox Board Recommendation (in the case of Equinox), as applicable, within such five business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last five days prior to the Meeting (in the case of an Acquisition Proposal in respect of Orla) or the Equinox Meeting (in the case of an Acquisition Proposal in respect of Equinox), as applicable, the Party in respect of which the Acquisition Proposal is made fails to take the actions referred to in this clause, with references to the applicable five business day prior being replaced with three business days);

7.	fail to include the Board Recommendation (in the case of Orla) or Equinox Board Recommendation (in the case of Equinox), as applicable, in that Party’s management information circular;

8.	make any public announcement or take other action inconsistent with the Equinox Board Recommendation, in the case of Equinox, or the Board Recommendation, in the case of Orla;

9.	approve or authorize, or cause or permit the Party or its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement); or

10.	commit or agree to do any of the foregoing (any act by a Party described in clauses (3) to (10) inclusive, to the extent related to (3) to (9) inclusive, being a Change in Recommendation).

Each Party has covenanted to the other Party that it will cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the Arrangement Agreement by it, its subsidiaries or any Representatives with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and will as soon as possible request, to the extent that it is entitled to do so (and use commercially reasonably efforts to exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request (and use commercially reasonable efforts to exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding such Party and its subsidiaries and use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights. Each Party has agreed that neither it, nor any of its subsidiaries, will terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provision in any such agreement as the result of the entering into and announcement of the Arrangement Agreement pursuant to the express terms of any such agreement will not be a violation of the Arrangement Agreement) and each Party has agreed to use commercially reasonable efforts to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.

Notwithstanding any other provision of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the Company Shareholder Approval, in the case of Orla, or the Equinox Shareholder Approval, in the case of the Equinox, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement described above and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or, if consummated in accordance with its terms, would reasonably be expected to constitute or lead to a Superior Proposal, then, and only in such case, such Party may subject to compliance with the Arrangement Agreement:

1.	furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal; and/or

2.	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that such Party will not, and will not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party; and (ii) without entering into an agreement with such person (and providing a true copy of such agreement to the other Party) substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement; provided, however, that any such agreement will not preclude such person from making an Acquisition Proposal or prohibit a Party from providing any information to the other Party in accordance with, or otherwise complying with, this provision of the Arrangement Agreement.

Each Party will promptly notify the other Party, at first orally and then as soon as reasonably practical thereafter in writing (and, in any event, within 24 hours) of receipt of any Acquisition Proposal (whether or not in writing), any inquiry received that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such Party by any person that informs such Party that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, inquiry or request, and shall provide the other Party with a copy of any such Acquisition Proposal, inquiry, or request, a copy of any Superior Proposal Agreement proposed to be entered into in accordance with the Arrangement Agreement and a copy of any other agreements (including material financing documents), substantive correspondence or documents which relate to the Acquisition Proposal, or any amendment to any of the foregoing. The Party receiving the Acquisition Proposal will thereafter also provide such other details of such Acquisition Proposal, inquiry, or request, or any amendment to any of the foregoing, as the other Party may reasonably request and will promptly (and in any event within 24 hours) keep the other Party fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries from the other Party with respect thereto.

Subject to the superior proposals and right to match provisions of the Arrangement Agreement, which are described below, (i) at any time following the date of the Arrangement Agreement and prior to obtaining the Company Shareholder Approval, if Orla receives an Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, and which the Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the superior proposals and right to match provisions of the Arrangement Agreement, which are described below, and termination provisions of the Arrangement Agreement, which are described below, terminate the Arrangement Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal, and (ii) at any time following the date of this Arrangement Agreement and prior to obtaining the Equinox Shareholder Approval, if Equinox receives an Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement and which the Equinox Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the superior proposals and right to match provisions of the Arrangement Agreement, which are described below, and termination provisions of the Arrangement Agreement, which are described below, terminate the Arrangement Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal.

Nothing contained in the Arrangement Agreement prohibits either Party from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal if: (i) such Party provides the other Party and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise, and (ii) such Party considers all reasonable amendments to such disclosure as requested by the other Party and its legal counsel, acting reasonably. Nothing in the Arrangement Agreement prevents a Party’s board of directors from (A) calling and holding a meeting of shareholders validly requisitioned by that Party’s shareholders in accordance with applicable Law, or (B) calling and holding a meeting of shareholders ordered to be held by a court in accordance with Law.

Superior Proposals and Right to Match

Notwithstanding any other provision of the Arrangement Agreement if a Party receives a written Acquisition Proposal prior to the approval of the Arrangement Resolution (in respect of an Acquisition Proposal for Orla) or the Equinox Shareholder Resolution (in respect of an Acquisition Proposal for Equinox), as applicable, in each case, that such Party’s board of directors determines in good faith constitutes a Superior Proposal, then such Party’s board of directors may make a Change in Recommendation and/or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (a “Superior Proposal Agreement”) if and only if:

1.	the Party receiving such proposal (the “Receiving Party”) has complied with its obligations under the non- solicitation provisions of the Arrangement Agreement in all material respects and has provided the other Party (the “Responding Party”) with a copy of the Superior Proposal and all related documentation to be delivered pursuant to the Arrangement Agreement as well as the value or range of values in financial terms that the Party’s board of directors has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

2.	a period (the “Response Period”) of five business days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with the superior proposals and right to match provisions of the Arrangement Agreement, to make a Change in Recommendation and/or enter into a Superior Proposal Agreement; and (y) the date the Responding Party receives a copy of the Superior Proposal Agreement and all related documents to be delivered pursuant to the Arrangement Agreement and, if applicable, the written notice with respect to the value or range in clause (1) above;

3.	after the Response Period, the Receiving Party (after consultation with its legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal compared to any proposed amendments to the terms of the Arrangement Agreement and the Plan of Arrangement by the Responding Party; and

4.	prior to or concurrently with entering into such Superior Proposal Agreement, the Receiving Party will have terminated the Arrangement Agreement pursuant to applicable termination provisions set forth in the Arrangement Agreement where either Orla or Equinox are the Receiving Party and the Receiving Party shall have paid the Responding Party the applicable Termination Fee.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party will review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement to determine in good faith whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. The Receiving Party will negotiate in good faith with the Responding Party to enable the Responding Party to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the Responding Party to proceed with the Arrangement and any related transactions on such amended terms. The Receiving Party agrees that, subject to the Receiving Party’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and will not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Receiving Party’s representatives, without the prior written consent of the Responding Party. If the Receiving Party, after consultation with its financial advisors and outside legal counsel, determines that the Acquisition Proposal would cease to be a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend. If the Receiving Party’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Responding Party’s offer to amend the Arrangement Agreement and the Arrangement, if any, the Receiving Party may, subject to compliance with the other provisions hereof, make a Change in Recommendation and/or enter into a Superior Proposal Agreement with respect to such Superior Proposal.

The Receiving Party will promptly reaffirm the Board Recommendation (in the case of Orla) or Equinox Board Recommendation (in the case of Equinox), as applicable, by the prompt issuance of a press release after: (i) any Acquisition Proposal which the Receiving Party determines not to constitute a Superior Proposal is publicly announced; or (ii) the Receiving Party’s board of directors determines that a proposed amendment to the terms of the Arrangement Agreement and the Plan of Arrangement pursuant to the immediately preceding paragraph would result in any Acquisition Proposal that has been publicly announced to cease to be a Superior Proposal. The Responding Party and its counsel will be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Receiving Party, acting reasonably.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party’s securities will constitute a new Acquisition Proposal for the purposes of the superior proposals and right to match provisions of the Arrangement Agreement and the Responding Party shall be afforded a new Response Period and right to match in respect of each such Acquisition Proposal.

Where at any time within ten days before the Meeting or the Equinox Meeting, as applicable, the Receiving Party has provided the Responding Party with notice of a Superior Proposal, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period has not elapsed, then, subject to applicable Laws, at the Responding Party’s request, the Receiving Party may, and upon request of the Responding Party, shall, postpone or adjourn the Meeting or the Equinox Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which shall not be later than ten days after the scheduled date of the Meeting or the Equinox Meeting, as applicable, and will, in the event that the Parties amend the terms of the Arrangement Agreement pursuant to the right to match provisions of the Arrangement Agreement described above, ensure that the details of such amended Arrangement Agreement are communicated to the shareholders of the Receiving Party prior to the resumption of the postponed or adjourned meeting.

Expenses and Termination Fees

The Parties have agreed that all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, except in the circumstances described below.

Termination Fee

If the Arrangement Agreement is terminated as a result of a Party’s board of directors authorizing such Party to enter into a Superior Proposal Agreement in accordance with the terms of the Arrangement Agreement, a Party’s board of directors makes a Change in Recommendation, or a material breach of such Party’s non-solicitation covenants, then such Party will pay the applicable Termination Fee to the other Party.

In addition to the foregoing:

●	if the Arrangement Agreement is terminated (i) by either Party due to the failure of Orla to obtain the Company Shareholder Approval at the Meeting, or (ii) by Equinox as a result of there being a breach of any representation or warranty of Orla or failure to perform any covenant or agreement on the part of Orla set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Equinox is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set forth in the Arrangement Agreement not to be satisfied), but only in the event of a termination due to wilful or intentional breach or fraud by Orla, if, in each case, (A) prior to such termination, a bona fide Acquisition Proposal or the intention to make an Acquisition Proposal with respect to the Orla has been publicly announced by any person (other than Equinox or any of its affiliates) after the date of the Arrangement Agreement and prior to the Meeting; (B) such Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn at least five business days prior to the Meeting; and (C) within 12 months of the date of such termination: (1) the announced Acquisition Proposal (as it may be modified or amended) is consummated by Orla; or (2) Orla and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, then Orla will pay the Termination Fee to Equinox.

●	if the Arrangement Agreement is terminated (i) by either Party due to the failure of Equinox to obtain the Equinox Shareholder Approval at the Equinox Meeting, or (ii) by Orla as a result of there being a breach of any representation or warranty of Equinox or failure to perform any covenant or agreement on the part of Equinox set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Orla is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox set forth in the Arrangement Agreement not to be satisfied), but only in the event of a termination due to wilful or intentional breach or fraud by Equinox, if, in each case, (A) prior to such termination, a bona fide Acquisition Proposal or the intention to make an Acquisition Proposal with respect to Equinox has been publicly announced by any person (other than Orla or any of its affiliates) after the date of the Arrangement Agreement and prior to the Equinox Meeting; (B) such Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn at least five business days prior to the Equinox Meeting; and (C) within 12 months of the date of such termination: (1) the announced Acquisition Proposal (as it may be modified or amended) is consummated by Equinox; or (2) Equinox and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Equinox Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, then Equinox will pay the Termination Fee to Orla.

Provided that, for the purposes of the above, “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”.

Further, if the Arrangement Agreement is terminated by either Party due to (i) the occurrence of the Outside Date, or (ii) the failure of Orla to obtain the Company Shareholder Approval at the Meeting or the failure of Equinox to obtain the Equinox Shareholder Approval at the Meeting (such Party, the “Non-Approving Party”), if at the time of such termination the other Party was entitled to terminate this Agreement due to the Non-Approving Party’s board of directors have made a Change in Recommendation, then the Non-Approving Party will pay the applicable Termination Fee to the other Party.

Expense Reimbursement

Orla is required to pay Equinox an amount equal to US$10 million as an expense reimbursement if (i) the Arrangement Agreement is terminated by Equinox as a result of there being a breach of any representation or warranty of Orla or failure to perform any covenant or agreement on the part of Orla set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Equinox is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied); or (ii) the Arrangement Agreement is terminated by Equinox due to the failure of Orla to obtain the Company Shareholder Approval at the Meeting, provided that in the case of (ii), if: (a) Equinox fails to obtain the Equinox Shareholder Approval at the Equinox Meeting; or (b) prior to the Meeting (1) a Material Adverse Effect in respect of Equinox occurred and such Material Adverse Effect was not cured at least five business days prior to the Meeting, and (2) Orla notified Equinox in writing prior to the Meeting that it is of the view that a Material Adverse Effect had occurred in respect of Equinox, specifying in detail the basis for its conclusion, the expense reimbursement shall not be payable by Orla to Equinox.

Equinox is required to pay Orla an amount equal to US$10 million as an expense reimbursement if (i) the Arrangement Agreement is terminated by Orla as a result of there being a breach of any representation or warranty of Equinox or failure to perform any covenant or agreement on the part of Equinox set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Orla is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of the Equinox set out in the Arrangement Agreement not to be satisfied); or (ii) the Arrangement Agreement is terminated by Orla due to the failure of Equinox to obtain the Equinox Shareholder Approval at the Equinox Meeting, provided that in the case of (ii), if: (a) Orla fails to obtain the Company Shareholder Approval at the Meeting; or (b) prior to the Equinox Meeting (1) a Material Adverse Effect in respect of Orla occurred and such Material Adverse Effect was not cured at least five business days prior to the Equinox Meeting, and (2) Equinox notified Orla in writing prior to the Equinox Meeting that it is of the view that a Material Adverse Effect had occurred in respect of Orla, specifying in detail the basis for its conclusion, the expense reimbursement shall not be payable by Equinox to Orla.

Termination

Subject to payment of the Termination Fee or expense reimbursement, where applicable, the Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time:

1.	by mutual written agreement of Orla and Equinox; or

2.	by either Orla or Equinox, if:

a.	the Effective Time will not have occurred on or before the Outside Date, provided that such termination right will not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by the Outside Date; or

b.	after the date of the Arrangement Agreement, there is enacted or made any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Orla or Equinox from consummating the Arrangement and such applicable Law (if applicable), prohibition or enjoinment has become final and non-appealable; or

c.	the Arrangement Resolution has failed to obtain the requisite Company Shareholder Approval at the Meeting in accordance with the Interim Order, except that such termination right will not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure to receive the Company Shareholder Approval; or

d.	the Equinox Shareholder Resolution has failed to obtain the Equinox Shareholder Approval at the Equinox Meeting in accordance with applicable Law, except that such termination right will not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure to receive the Equinox Shareholder Approval; or

3.	by Equinox, if:

a.	the Board makes a Change in Recommendation; or

b.	prior to the Equinox Meeting, the Equinox Board authorizes Equinox to enter into a Superior Proposal Agreement (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Arrangement Agreement) with respect to a Superior Proposal, provided that Equinox is then in compliance with the terms of the non-solicitation, superior proposals and right to match provisions of the Arrangement Agreement in all material respects and that, prior to or concurrently with such termination, Equinox pays the Termination Fee to Orla; or

c.	subject to the notice and cure provisions set out in the Arrangement Agreement, there is a breach of any representation or warranty of Orla or failure to perform any covenant or agreement on the part of Orla set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Equinox set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Equinox is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied); or

d.	Orla breaches any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement in any material respect; or

e.	there has occurred a Material Adverse Effect with respect to Orla that is incapable of being cured prior to the Outside Date; or

4.	by Orla if:

a.	the Equinox Board makes a Change in Recommendation; or

b.	prior to the Meeting, the Board authorizes Orla to enter into a Superior Proposal Agreement (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Arrangement Agreement) with respect to a Superior Proposal, provided that Orla is then in compliance with the terms of the non-solicitation provisions, superior proposals and right to match provisions set forth in the Arrangement Agreement in all material respects and that, prior to or concurrently with such termination, Orla pays the Termination Fee to Equinox;

c.	subject to the notice and cure provisions set out in the Arrangement Agreement, there is a breach of any representation or warranty of Equinox or failure to perform any covenant or agreement on the part of Equinox set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) that would cause any of the mutual conditions precedent or the conditions precedent in favour of Orla set out in the Arrangement Agreement not to be satisfied, and such conditions precedent are incapable of being satisfied by the Outside Date (provided that Orla is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the conditions precedent in favour of the Equinox set out in the Arrangement Agreement not to be satisfied); or

d.	Equinox breaches any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement in any material respects; or

e.	There has occurred a Material Adverse Effect with respect to Equinox that is incapable of being cured prior to the Outside Date.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

1.	change the time for performance of any of the obligations or acts of the Parties;

2.	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

3.	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

4.	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

PART IV — RISK FACTORS

The completion of the Arrangement involves certain risks. In addition to the risk factors described under the heading “Risk Factors” in the Company AIF, under the heading “Risks Related to the Business” in the Equinox AIF, and under the heading “Risks and Uncertainties” in the Company Annual MD&A, the Company Interim MD&A, the Equinox Annual MD&A and the Equinox Interim MD&A, which risk factors are specifically incorporated by reference into this Circular, and the risk factors described under Appendix I, “Information Concerning Orla – Risk Factors” and Appendix J, “Information Concerning Equinox – Risk Factors” in this Circular, the following are additional and supplemental risk factors which Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to the Company or Equinox, may also adversely affect the Company or Equinox prior to completion of the Arrangement, or the Combined Company if the Arrangement is completed. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risk Factors Related to the Arrangement

The Arrangement is subject to satisfaction or waiver of various conditions, and there is no certainty that all conditions will be satisfied or waived

Completion of the Arrangement is subject to, among other things, the receipt of the Final Order, the receipt of Company Shareholder Approval and the receipt of the Equinox Shareholder Approval, some of which are not within the control of either the Company or Equinox. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all. If, for any reason, the Arrangement is not completed or its completion is substantially delayed, and/or the Arrangement Agreement is terminated, the market price of the Company Shares or Equinox Shares may be materially adversely effected. In such events, the Company or Equinox’s business, financial condition or results of operations could also be subject to material adverse consequences, including that the Company or Equinox would remain liable for costs relating to the Arrangement.

It is also a condition of closing the Arrangement that the Key Regulatory Approvals shall have been obtained, including (i) approval of the listing and posting for trading on the TSX and the NYSE American, in the case of the TSX subject only to satisfaction of the standard listing conditions, of the Equinox Shares to be issued pursuant to or in connection with the Arrangement; and (ii) the Canadian Competition Approval and the CNA Approval. Equinox has applied to each of the TSX and the NYSE American to list the Equinox Shares issuable pursuant to or in connection with the Arrangement Agreement and has received conditional approval from the TSX. The regulatory process may take a lengthy period to complete which could delay completion of the Arrangement.

In addition, the completion of the Arrangement is conditional on, among other things, no Material Adverse Effect with respect to the Company or Equinox having occurred and is continuing as of the Effective Time.

Shareholders will receive a fixed number of Equinox Shares and the market value of Equinox Shares may fluctuate prior to and following completion of the Arrangement

Shareholders will receive Equinox Shares under the Arrangement based on the Exchange Ratio, rather than a variable number of Equinox Shares with a fixed relative market value. As the number of Equinox Shares to be received in respect of each Company Share under the Arrangement is fixed and will not be adjusted to reflect any change in the relative market value of the Company Shares (or in the relative market value of Equinox Shares), the market values of Equinox Shares and the Company Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of the Equinox Shares declines, the value of the Consideration Shares received by Shareholders will decline as well. There can be no assurance that the relative market value of the Consideration Shares that Shareholders receive on the Effective Date will equal or exceed the market value of the Company Shares held by such Shareholders after the date hereof and prior to the Effective Date. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Company or Equinox, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of metals and other factors, including those factors over which neither the Company nor Equinox has control. As a result of such variations, historical market prices are not indicative of future market prices or the market value of the Consideration Shares that Shareholders may receive on the Effective Date. The underlying cause of any such change in relative market price may not constitute a Material Adverse Effect, the occurrence of which in respect of a Party could entitle the other Party to terminate the Arrangement Agreement, or otherwise entitle either Party to terminate the Arrangement Agreement. There can also be no assurance that the trading price of the Equinox Shares will not decline following the completion of the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

Each of the Company and Equinox has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there is no certainty, nor can either of the Company or Equinox provide any assurance, that the Arrangement will not be terminated by either the Company or Equinox before the completion of the Arrangement. For instance, the Company has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a Material Adverse Effect relating to Equinox. Conversely, Equinox has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a Material Adverse Effect relating to the Company. There is no assurance that a Material Adverse Effect relating to the Company will not occur before the Effective Date, in which case Equinox could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. If the Arrangement Agreement is terminated, the Company may be required to pay a termination fee of US$250 million in certain circumstances, or an expense reimbursement of US$10 million in certain other circumstances, to Equinox. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of the Company. Failure to complete the Arrangement could negatively impact the trading price of the Company Shares or otherwise adversely affect the business of the Company.

If the Arrangement Agreement is terminated, the trading price of the Company Shares may be materially adversely affected and decline and there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

While the Arrangement is pending, Orla is restricted from pursuing alternatives to the Arrangement and taking other certain actions

Under the Arrangement Agreement, the Company is subject to customary non-solicitation provisions, pursuant to which the Company is restricted, subject to certain limited exceptions, from making, soliciting, assisting, initiating, promoting, facilitating or knowingly encouraging (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, among other things. In addition, the Arrangement Agreement restricts the Company from taking specified actions until the Arrangement is completed without the consent of Equinox, which may adversely affect the ability of the Company to execute certain business strategies, including, but not limited to, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company’s resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of the Company as a standalone entity.

Orla could be required to pay Equinox a termination fee of US$250 million in certain circumstances

The Arrangement Agreement provides that the Company will be required to pay the Termination Fee of US$250 million to Equinox, upon termination of the Arrangement Agreement in certain circumstances. The Termination Fee that may be payable by the Company to Equinox may discourage other parties from attempting to enter into a business transaction with the Company or otherwise making an Acquisition Proposal in respect of the Company, even if those parties would otherwise be willing to enter into an agreement with the Company for a business combination and would be prepared to pay consideration with a higher price per share or cash market value than the per share market value proposed to be received or realized in the Arrangement. In addition, payment of such amount may have a material adverse effect on the business and affairs of the Company. See “Part III – The Arrangement Agreement – Expenses and Termination Fees – Termination”.

The completion of the Arrangement is uncertain and Orla will incur costs even if the Arrangement is not completed and Orla or Equinox may have to pay various expenses incurred in connection with the Arrangement, including up to US$10 million as an expense reimbursement if the Arrangement Agreement is terminated in certain circumstances

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of the Company’s resources to the completion thereof could have a negative impact on the Company’s relationships with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company and Equinox even if the Arrangement is not completed. Each Party is liable for its own costs incurred in connection with the Arrangement, subject to the expense reimbursement of US$10 million payable by one Party to the other Party in certain circumstances. If the Arrangement is not completed, the Company may be required to pay Equinox the Termination Fee of US$250 million upon termination of the Arrangement Agreement in certain circumstances, or an expense reimbursement of US$10 million in certain circumstances. The payment of such fees may have an adverse effect on the Company’s financial position.

The Company and Equinox have also incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs related to obtaining required shareholder and court approvals. Additional unanticipated costs or expenses may be incurred by Equinox in the course of coordinating the businesses of the Combined Company.

If the Arrangement is not consummated by the Outside Date, either Orla or Equinox may elect not to proceed with the Arrangement

Pursuant to the Arrangement Agreement, either the Company or Equinox may terminate the Arrangement Agreement if the Arrangement has not been completed by November 12, 2026 and the Parties do not mutually agree to extend the Outside Date.

Orla and Equinox may become the targets of legal claims, securities class actions, derivative lawsuits and other claims and any such claims may delay or prevent the Arrangement from being completed

The Company and Equinox may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against the Company and Equinox seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Uncertainty surrounding the Arrangement could adversely affect Orla’s or Equinox’s retention of suppliers and personnel and could negatively impact future business and operations

The Arrangement is dependent upon satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, the Company’s suppliers may delay or defer decisions concerning the Company. Any change, delay or deferral of those decisions by suppliers could negatively impact the business, operations and prospects of the Company, regardless of whether the Arrangement is ultimately completed, or of Equinox if the Arrangement is completed. Similarly, current and prospective employees of the Company may experience uncertainty about their future roles with the Company until Equinox’s strategies with respect to such employees are determined and announced. This may adversely affect the Company’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

The pending Arrangement may divert the attention of Orla’s and Equinox’s management

The pendency of the Arrangement could cause the attention of the Company’s and Equinox’s management to be diverted from the day-to-day operations and suppliers may seek to modify or terminate their business relationships with either party. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company and Equinox regardless of whether the Arrangement is ultimately completed, or of the Combined Company if the Arrangement is completed.

Dissent Rights may result in payments that impair Orla’s financial resources or result in Equinox electing not to complete the Arrangement

Registered Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their Company Shares in cash in connection with the Arrangement in accordance with Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court. If there are significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on the Company’s financial condition and cash resources if the Arrangement is completed. Additionally, if holders of more than 5% of the Company Shares elect to exercise their Dissent Rights, Equinox may elect to not complete the Arrangement. See “Part II – The Arrangement – Right to Dissent”.

Orla’s directors and senior officers may have interests in the Arrangement different from the interests of Shareholders following completion of the Arrangement

Certain of the directors and senior officers of the Company negotiated the terms of the Arrangement Agreement, and the Board has unanimously recommended that Shareholders vote for the Arrangement. These directors and senior officers may have interests in the Arrangement that are different from, or in addition to, those of Shareholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of the Company by Equinox, the appointment of certain directors of the Company to the board of directors of the Combined Company, and the receipt of certain change of control pursuant to applicable executive employment agreements and the acceleration of vesting of equity-based awards as a result of the Arrangement. Shareholders should be aware of these interests when they consider the Board’s and Special Committee’s unanimous recommendation to the Shareholders. The Board and Special Committee was aware of, and considered, these interests when it determined that the Arrangement Agreement was in the best interests of the Company and fair to the Shareholders and made its unanimous recommendation to the Shareholders. See “Part II – The Arrangement – Interests of Certain Persons or Companies in the Arrangement”.

Tax consequences of the Arrangement may differ from anticipated treatment, including that if the Arrangement does not qualify as a tax-deferred Reorganization, some Shareholders may be required to pay substantial U.S. federal income taxes

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax Laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to the Company, Equinox or their respective shareholders following completion of the Arrangement. Taxation authorities may also disagree with how the Company or Equinox, following the Arrangement, calculate or have in the past calculated their income or other amounts for tax purposes. Any such events could adversely affect the Combined Company, its share price or the dividends that may be paid to the Equinox Shareholders following completion of the Arrangement.

Although the Company and Equinox intend that the Arrangement will qualify as a tax-deferred Reorganization for U.S. Holders, except with respect to the Cash Consideration, it is possible that the IRS may assert that the Arrangement fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the Arrangement was to fail to qualify as a tax-deferred Reorganization, each U.S. Holder of Company Shares would recognize a gain or loss with respect to all of such U.S. Holder’s Company Shares, as applicable, based on the difference between: (i) the sum of the fair market value of the Equinox Shares and the amount of the Cash Consideration received by that U.S. Holder; and (ii) that U.S. Holder’s tax basis in such U.S. Holder’s Company Shares. See “Part VI – Certain U.S. Federal Income Tax Considerations”.

The market price of the Company Share and Equinox Shares may be materially adversely affected in certain circumstances

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Company Shares may be materially adversely affected and decline to the extent that the current market price of the Company Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons for terminating the Arrangement Agreement, the Company’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Termination Fee or an expense reimbursement, as applicable, to Equinox in connection to the Arrangement.

The issuance of a significant number of Equinox Shares and a resulting “market overhang” could adversely effect the market price of the Equinox Shares after completion of the Arrangement

On completion of the Arrangement, a significant number of additional Equinox Shares will be issued and available for trading in the public market. The increase in the number of Equinox Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Equinox Shares.

The Board considered financial projections prepared by Orla management in connection with the Arrangement, and actual performance may differ materially from these projections

The Board considered, among other things, certain projections, prepared by Orla management, with respect to each of Equinox (the “Equinox Projections”), Orla (the “Orla Projections”) and the Combined Company following the completion of the Arrangement (together with the Equinox Projections and the Orla Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such Projections were prepared. The Company does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond the Company’s and Equinox’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, geological uncertainties, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of the Company and Equinox, including the factors described in this “Part IV – Risk Factors” section and under “General Information – Cautionary Note Regarding Forward-Looking Statements and Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the financial and other Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that the Company, the Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Orla management for internal use and to, among other things, assist the Company in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS Accounting Standards, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information.

In addition, the Projections have not been updated or revised to reflect information or results after the date that such Projections were prepared by Orla management or as of the date of this Circular. Except as required by applicable Securities Laws, the Company does not intend to update or otherwise revise its financial and other forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Orla has not verified the reliability of the information regarding Equinox included in, or which may have been omitted from, this Circular

Unless otherwise indicated, all historical information regarding Equinox contained in this Circular, including all Equinox financial information, has been derived from Equinox’s publicly disclosed information or provided by Equinox. Although the Company has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Equinox’s publicly disclosed information, including the information about or relating to Equinox contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plans and our results of operations and financial condition.

The Consideration Shares to be received by Shareholders as a result of the Arrangement will have different rights from the Company Shares

Equinox is a company governed by the BCBCA. Orla is a corporation governed by the CBCA. Upon completion of the Arrangement, Shareholders will become Equinox Shareholders and their rights as shareholders will be governed by the BCBCA and Equinox’s constating documents. Certain of the rights associated with Equinox Shares under the BCBCA and Equinox’s constating documents are different from the rights associated with Company Shares under the CBCA. See Appendix N, “Comparison of Shareholder Rights under the CBCA and the BCBCA”.

Risk Factors Related to the Operations of the Combined Company

There are risks related to the integration of Orla’s and Equinox’s existing businesses

The Arrangement has been agreed to with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for the Combined Company following completion of the Arrangement. The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Equinox’s ability to realize the anticipated growth opportunities, capital funding opportunities and operating synergies from integrating the Company’s and Equinox’s businesses following completion of the Arrangement. The extent to which synergies are realized and the timing of such cannot be assured.

Many operational and strategic decisions and certain staffing decisions with respect to the Combined Company have not yet been made. These decisions and the integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Combined Company, and from operational matters during this process, and will present challenges to management, including the integration of systems and personnel of Equinox and the Company, which may be geographically separated, unanticipated liabilities and unanticipated costs. In addition, the integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships, or inconsistencies in standards, controls, procedures and policies, that may adversely affect the ability of management to maintain relationships with businesses, customers or employees or to achieve the anticipated benefits of the Arrangement. There can be no assurance that management of the Combined Company will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. The performance of the Combined Company’s operations after completion of the Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Equinox and the Company.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although the Company, Equinox and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that the Combined Company will be aware of any and all liabilities of the Company or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the combination of the Company and Equinox may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of the Combined Company.

Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and may not be indicative of the actual results of operations or financial condition of the Combined Company

The unaudited pro forma condensed combined financial information included in this Circular is presented for illustrative purposes only to show the effect of the Arrangement, and should not be considered to be an indication of the financial condition or results of operations of the Combined Company following completion of the Arrangement. For example, the pro forma condensed combined financial information have been prepared using the consolidated historical financial statements of the Company and Equinox, and do not represent a financial forecast or projection. In addition, the pro forma condensed combined financial information included in this Circular is based in part on certain assumptions regarding the Arrangement. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following completion of the Arrangement. Accordingly, the historical and pro forma condensed combined financial information included in this Circular does not necessarily represent Equinox’s results of operations and financial condition had the Company and Equinox operated as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following the Arrangement.

In preparing the pro forma condensed combined financial information contained in this Circular, Equinox has given effect to, among other items, the completion of the Arrangement, the issuance of the Consideration Shares and the payment of the Cash Consideration. The unaudited pro forma condensed combined financial information does not reflect all of the costs that are expected to be incurred by Equinox in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Equinox and the Company, is not reflected in the pro forma condensed combined financial information. See also the notes to the unaudited pro forma condensed combined financial information included in Appendix L, “Unaudited Pro Forma Financial Information” attached to this Circular.

Significant demands will be placed on the Combined Company following completion of the Arrangement

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Equinox and the Company. The Combined Company cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of the Company, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The relative trading price of the Company Shares and Equinox Shares prior to the Effective Time and the trading price of the Equinox Shares following the Effective Time may be volatile

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry. There can be no assurance that continuing fluctuations in price will not occur.

The relative trading price of the Company Shares has been and may continue to be subject to and, following completion of the Arrangement, the relative trading price of the Equinox Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

●	changes in the market price of the commodities that the Company and Equinox sell and purchase;

●	current events affecting the economic situation in Canada, U.S., Mexico or Nicaragua and internationally;

●	trends in the global mining industries;

●	regulatory and/or government actions, rulings or policies;

●	changes in financial estimates and recommendations by securities analysts or rating agencies;

●	acquisitions and financings;

●	the economics of current and future projects and operations of the Company and Equinox;

●	quarterly variations in operating results;

●	the operating and share price performance of other companies, including those that investors may deem comparable;

●	the issuance of additional equity securities by the Company or Equinox, as applicable, or the perception that such issuance may occur; and

●	purchases or sales of blocks of Company Shares or Equinox Shares as applicable.

Following completion of the Arrangement, the Combined Company may issue additional equity securities or incur additional debt

Following completion of the Arrangement, the Combined Company may issue equity securities or incur additional debt to finance its activities, including in order to finance acquisitions and to sustain its increased capital requirements. If the Combined Company were to issue equity securities, a holder of Equinox Shares may experience dilution and some or all of the Combined Company’s financial measures on a per share basis could be reduced. Moreover, as the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s price may be materially adversely affected. If the Combined Company were to incur additional debt, the Combined Company may be required to make significant interest and principal payments.

Further, former Shareholders (including former holders of Company RSUs and Company DSUs) may decide not to hold the Equinox Shares that they receive in the Arrangement, and historic Equinox Shareholders may decide to reduce their investment in the Combined Company as a result of the changes to the Combined Company’s investment profile as a result of the Arrangement. These sales of the Combined Company’s common shares (or the perception that these sales may occur) could have the effect of depressing the market price of the Combined Company’s common shares. In addition, the Combined Company’s financial position after completion of the Arrangement may differ from its financial position before the completion of the Arrangement, and the results of the Combined Company’s operations and cash flows after the completion of the Arrangement may be affected by factors different from those currently affecting its financial position or results of operations and cash flows, all of which could adversely affect the market price of the Combined Company’s common shares. Accordingly, the market price and performance of the Combined Company’s common shares are likely to be different from the performance of Equinox Shares prior to the Arrangement. Furthermore, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Combined Company’s common shares, regardless of the Combined Company’s actual operating performance.

Mineral reserve and mineral resource figures pertaining to Orla’s and Equinox’s properties are only estimates and are subject to revision based on developing information

Information pertaining to the mineral reserves and mineral resources of the Company’s and Equinox’s properties presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of the Company or Equinox are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Failure by Equinox and/or Orla to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement

Equinox is subject to various Canadian, U.S., Mexican, Nicaraguan and other foreign anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act. The Company is similarly subject to various U.S., Canadian, Mexican and other foreign anti-corruption laws and regulations such as the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act. The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. Any failure by Equinox or the Company to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have an adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. Investigations by governmental authorities could have an adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

Nicaragua is, or may become, subject to, and certain of its citizens are, or may become, subject to, sanctions or other similar measures imposed by individual countries, such as the United States and Canada, or the general international community through mechanisms such as the United Nations implemented into domestic law. There is the risk that individuals or entities with which the Combined Company will do business could be designated or identified under such sanctions or measures and the property they own or control could also be subject to sanctions. Failure by the Combined Company to comply with such sanctions or measures, whether inadvertent or otherwise, could expose it and its senior management to civil or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on the Combined Company’s ability to carry on its business or operations in Nicaragua or elsewhere), legal expenses, or reputational damage, all of which could materially and adversely affect the Combined Company’s business, financial condition and results of operations. Equinox and the Company are strongly committed to fully complying with any and all sanctions and other similar measures that affect the business of the Equinox and will affect the business of the Combined Company in Nicaragua. Additional or expanded sanctions may have other impacts on the Company, Equinox, and/or the Combined Company.

Equinox and the Company are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Equinox or the Company to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject Equinox and the Company to other liabilities, including fines, prosecution and reputational damage, all of which could have an adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Equinox or the Company prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have an adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

The Combined Company will be an international company and will be exposed to political and social risks associated with its foreign operations

Following the Arrangement, a significant portion of the Combined Company’s revenues are expected to be generated by mineral properties located in foreign jurisdictions outside of Canada and the United States. Exploration, development, production and closure activities in many countries are potentially subject to heightened political, sovereign and social risks that could result in increased costs, capacity constraints and potential disruptions to the Combined Company’s business. These risks include unfavourable changes in foreign laws and regulations, royalty and tax increases, risks associated with tax recovery and collection process, aggressive or punitive tax audits, policy-driven interference with or moratoriums on processing of permit applications or granting water or mineral concessions, erection of trade barriers, including tariffs and duties, claims by governmental entities or indigenous communities, changes to mining and related laws impacting current and future operations, expropriation or nationalization of property and other risks arising out of foreign sovereignty over areas on which the Combined Company’s operations are conducted. Any material adverse changes in government policies or legislation in these foreign jurisdictions that affect mining or mineral exploration activities may affect the viability and profitability of the Combined Company following the Arrangement. There is no assurance that foreign governments will not in the future adopt different regulations, policies or interpretations with respect to, but not limited to, foreign ownership of mineral resources, royalty rates, taxation, exchange rates, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or obligations of the Combined Company under its respective mining codes and stability conventions. The right to import and export gold, silver and copper may depend on obtaining certain licenses and quotas, which could be delayed or denied at the discretion of the relevant regulatory authorities, or could become subject to new taxes, tariffs or duties imposed by foreign jurisdictions, which could have a material adverse effect on the Combined Company’s business, financial condition, or future prospects. In addition, the Combined Company’s rights under local law may be less secure in countries where judicial systems are susceptible to manipulation and intimidation by governmental agencies, non-governmental organizations or civic groups. Any of these developments could materially and adversely affect the financial condition, results of operations and cash flows of the Combined Company.

The Combined Company may be subject to tax in various jurisdictions.

The Combined Company will have operations in various provinces, states and countries and be subject to differing tax laws and rates. Taxation authorities may disagree with how Equinox and the Company calculate or have in the past calculated their income or other amounts for tax purposes. The tax treatment of the Combined Company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof. Any such events or changes could adversely affect the Combined Company or its share price following completion of the Arrangement.

The future results of the Combined Company following the Arrangement will suffer if the Combined Company does not effectively manage its expanded operations

Following the Arrangement, the size of the business of the Combined Company will increase significantly. The Combined Company’s future success will depend, in part, upon its ability to manage the expanded business, which will pose substantial challenges for management, including challenges related to the management of new properties and associated increased costs and complexity. The Combined Company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the Combined Company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Arrangement.

Risk Factors Relating to Orla

If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company AIF, the Company Annual MD&A, the Company Interim MD&A and other documents incorporated by reference herein.

PART V — CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act that are generally applicable to a Shareholder who beneficially owns their Company Shares, and who, at all relevant times and for the purposes of the Tax Act, (i) deals at arm’s length with each of Orla and Equinox, (ii) is not and will not be affiliated with Orla or Equinox, and (iii) holds all Company Shares, and will hold any Consideration Shares received pursuant to the Arrangement, as capital property (a “Holder”).

The Company Shares and Consideration Shares will generally be considered to be capital property to a Holder for purposes of the Tax Act, unless the Holder holds or uses, or is deemed to hold or use, the shares in the course of carrying on a business of trading or dealing in securities or acquired the shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market property” rules in the Tax Act; (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is, or whose Company Shares or Consideration Shares are, a “tax shelter investment” (as defined in the Tax Act); (d) that has made a “functional currency” reporting election under the Tax Act to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (e) that has or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement” or a “synthetic equity arrangement” (each as defined in the Tax Act) with respect to the Company Shares or the Consideration Shares; (f) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada; (g) that acquired or will acquire any of their Company Shares or Consideration Shares under an equity-based employment compensation arrangement; (h) that receives dividends on the Company Shares or Consideration Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); (i) that is exempt from tax under Part I of the Tax Act; (j) that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Consideration Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act; or (k) that is otherwise a Holder of special status or in special circumstances. Such Holders should consult their own tax advisors.

This summary is not applicable to persons holding Company Convertible Securities and the tax considerations relevant to such holders are not discussed herein. Any such persons should consult their own tax advisors with respect to the tax consequences of the Arrangement.

This summary is based on the current provisions of the Tax Act in force as of the date prior to the date hereof, and an understanding of the current administrative policies and assessing practices of the CRA published in writing and publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) in writing prior to the date hereof (the “Proposed Amendments”) and assumes all such Proposed Amendments will be enacted in their present form, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies and assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local or foreign tax laws. The discussion below is qualified accordingly.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the exchange of Company Shares and the acquisition, holding or disposition of Consideration Shares must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in that regard.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act (a “Resident Holder”).

A Resident Holder whose Company Shares or Consideration Shares, as applicable, might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors regarding whether this election is available and advisable in their own particular circumstances.

Exchange of Company Shares for the Consideration – No Section 85 Election

A Resident Holder who exchanges Company Shares for the Consideration pursuant to the Arrangement (other than an Eligible Holder who makes a Section 85 Election with Equinox as discussed below under “Holders Resident in Canada – Exchange of Company Shares for the Consideration – Section 85 Election”) will be considered to have disposed of the Company Shares for proceeds of disposition equal to the aggregate fair market value of the Consideration Shares received and the amount of Cash Consideration received. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Company Shares immediately before the exchange. See “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Holder of the Consideration Shares acquired on the exchange will be equal to the fair market value of the Consideration Shares at the time of the exchange. The Resident Holder’s adjusted cost base of the Consideration Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Equinox Shares (if any) owned by the Resident Holder as capital property immediately prior to such exchange.

Exchange of Company Shares for the Consideration – Section 85 Election

A Resident Holder who is an Eligible Holder (an “Eligible Resident Holder”) and who receives the Consideration pursuant to the Arrangement may obtain a full or partial deferral in respect of the exchange of the Eligible Resident Holder’s Company Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Resident Holder and Equinox under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Section 85 Election”).

The availability and extent of the deferral will depend on the Elected Amount (as defined below) designated and the Eligible Resident Holder’s adjusted cost base of the Company Shares immediately before the exchange, and is subject to the Section 85 Election requirements being met under the Tax Act.

An Eligible Resident Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the Section 85 Election form that will be deemed to be the proceeds of disposition of the Eligible Resident Holder’s Company Shares. In general, the Elected Amount may not be:

(a)	less than the aggregate amount of cash received by the Eligible Resident Holder on the exchange;

(b)	less than the lesser of (i) the Eligible Resident Holder’s aggregate adjusted cost base of the Company Shares at the time of the exchange, and (ii) the aggregate fair market value of such Company Shares, at the time of the exchange; or

(c)	greater than the aggregate fair market value of such Company Shares at the time of exchange.

Elected Amounts that do not comply with the foregoing limitations will be automatically adjusted under the Tax Act so that they are in compliance.

The Canadian federal income tax treatment to an Eligible Resident Holder who makes a valid Section 85 Election generally will be as follows:

(a)	the Eligible Resident Holder will be deemed to have disposed of the Eligible Resident Holder’s Company Shares for proceeds of disposition equal to the Elected Amount;

(b)	the Eligible Resident Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Resident Holder’s adjusted cost base of the Company Shares immediately before the exchange and any reasonable costs of disposition;

(c)	to the extent that the Elected Amount exceeds the aggregate of the Eligible Resident Holder’s adjusted cost base of the Company Shares immediately before the exchange and any reasonable costs of disposition, the Eligible Resident Holder will in general realize a capital gain equal to such excess amount; and

(d)	the cost to the Eligible Resident Holder of the Consideration Shares acquired on the exchange will be equal to the Elected Amount less the amount of cash received, and such cost will be averaged with the adjusted cost base of all other Equinox Shares (if any) held by the Eligible Resident Holder immediately prior to the exchange as capital property for the purpose of determining thereafter the adjusted cost base of each Consideration Share held by such Eligible Resident Holder.

Procedure for Making Section 85 Election

Upon receipt of the Letter of Transmittal in which an Eligible Resident Holder has indicated that such holder intends to make a Section 85 Election, Equinox or any other person designated by Equinox and Orla will promptly deliver a tax instruction letter (“Tax Instruction Letter”) to such Holder. The Tax Instruction Letter will provide general instructions on how to make the Section 85 Election with Equinox in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law in respect of the sale of the Eligible Resident Holder’s Company Shares to Equinox).

An Eligible Resident Holder may make a Section 85 Election by providing the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days after the Effective Date. Where an Eligible Resident Holder provides the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days after the Effective Date, subject to such information being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), Equinox will complete, sign and return to the Eligible Resident Holder for filing with the CRA (or the applicable provincial tax authority) the applicable Section 85 Election form(s) within 60 days of receipt of the necessary information in accordance with the procedures set out in the Tax Instruction Letter. Each Eligible Resident Holder will be solely responsible for ensuring the Section 85 Election is filed with the CRA (and any applicable provincial income tax authorities) by the required filing deadline.

Neither Orla, Equinox nor any successor corporation shall be responsible for the proper or accurate completion and filing of any Section 85 Election or for checking or verifying the content of any Section 85 Election form, and except for the obligation to sign and return a duly completed Section 85 Election (where the Eligible Resident Holder provides the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days following the Effective Date) within 60 days after the receipt thereof, neither Orla, Equinox nor any successor corporation shall be responsible for any taxes, interest or penalties arising as a result of the failure of an Eligible Resident Holder to properly or timely complete and file such Section 85 Elections in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Equinox or any successor corporation may choose to sign and return a Section 85 Election where the Eligible Resident Holder provides the necessary information in accordance with the procedures set out in the Tax Instruction Letter more than 120 days following the Effective Date, but will have no obligation to do so.

Eligible Resident Holders wishing to make a Section 85 Election should consult their own tax advisors without delay and should provide the relevant information to Equinox, as set out in the Tax Instruction Letter, as soon as possible. A Section 85 Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Section 85 Election will be the sole responsibility of the Eligible Resident Holder.

Taxation of Capital Gains and Capital Losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder’s income for that year. A Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Company Share or Consideration Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where a corporation is, directly or through a trust or partnership, a beneficiary of a trust or a member of a partnership that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder (including a Resident Dissenting Holder) that is throughout the year a “Canadian-controlled private corporation”, or, at any time in a relevant taxation year, a “substantive CCPC” (each as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income for the year, including interest, taxable capital gains and dividends (including deemed dividends) that are not deductible in computing the Resident Holder’s taxable income for the taxation year.

Alternative Minimum Tax

Capital gains realized and taxable dividends received or deemed to be received by a Resident Holder (including a Resident Dissenting Holder) who is an individual (including certain trusts) may give rise to a liability for minimum tax. Resident Holders should consult their own tax advisors with respect to the application of the minimum tax.

Dividends on Consideration Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Consideration Shares.

In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on the Resident Holder’s Consideration Shares will be included in such Resident Holder’s income. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act) including the enhanced gross-up and dividend tax credit rules in respect of dividends designated by Equinox as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of Equinox to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation will be required to include in income any dividends received or deemed to be received on the Resident Holder’s Consideration Shares but will generally be entitled to deduct such amount in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation”, each as defined in the Tax Act, may be liable to pay a tax under Part IV of the Tax Act (which may be refundable, subject to the rules of the Tax Act) on dividends received or deemed to be received on its Consideration Shares, to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dispositions of Consideration Shares

A Resident Holder that disposes of, or is deemed to dispose of, a Consideration Share (other than a disposition to Equinox, unless purchased by Equinox in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of such Consideration Share exceeds (or is less than) the aggregate of the Resident Holder’s adjusted cost base of such Consideration Share immediately prior to the disposition and any reasonable costs of disposition. See “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” above.

Eligibility for Investment by Registered Plans

Consideration Shares, if issued on the date hereof, will be “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan”, a “tax-free savings account”, a “first home savings account” (each, a “Registered Plan”) or a “deferred profit sharing plan” (“DPSP”), each as defined in the Tax Act, provided at that time, the Consideration Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) or Equinox is a “public corporation”, other than a “mortgage investment corporation”, each as defined in the Tax Act.

Notwithstanding that Consideration Shares may be qualified investments for a Registered Plan, a holder of, annuitant under, or subscriber of, a Registered Plan, as the case may be (each a “Controlling Individual”), will be subject to a penalty tax if such shares are a “prohibited investment” (as defined in the Tax Act) for the Registered Plan. Consideration Shares will generally not be a “prohibited investment” for a Registered Plan provided that the Controlling Individual deals at arm’s length with Equinox for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for the purposes of the prohibited investment rules) in Equinox. In addition, Consideration Shares will not be a “prohibited investment” if the Consideration Shares are “excluded property” for a trust governed by a Registered Plan within the meaning of the Tax Act.

Resident Holders that intend to hold Consideration Shares in a Registered Plan or a DPSP should consult their own tax advisors in regard to their particular circumstances.

Dissenting Holders Resident in Canada

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Resident Dissenting Holder”) will be deemed to have transferred its Company Shares to Orla and will be entitled to receive from Orla a payment of an amount equal to the fair value of such Resident Dissenting Holder’s Company Shares.

A Resident Dissenting Holder will be deemed to have received a dividend on its Company Shares equal to the amount, if any, by which the consideration received for such Company Shares (less the amount in respect of interest, if any, awarded by a Court) exceeds the paid-up capital of such Company Shares for purposes of the Tax Act. See “Holders Resident in Canada – Dividends on Consideration Shares” above for a general description of the treatment of dividends under the Tax Act.

A Resident Dissenting Holder will also be considered to have disposed of such Resident Dissenting Holder’s Company Shares for proceeds of disposition equal to the amount, if any, paid to such Resident Dissenting Holder less (i) an amount in respect of interest, if any, awarded by the Court and (ii) the amount of any deemed dividend (as described above). A Resident Dissenting Holder may realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Company Shares to the Resident Dissenting Holder and any reasonable costs of disposition. See “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” above for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Any interest awarded by a Court to a Resident Dissenting Holder is required to be included in the Resident Dissenting Holder’s income for the purposes of the Tax Act.

Resident Holders who are considering exercising Dissent Rights are urged to consult with their tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Company Shares or Consideration Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Exchange of Company Shares for the Consideration and Subsequent Dispositions of Consideration Shares

A Non-Resident Holder will not be subject to Canadian tax in respect of any capital gain, or be entitled to deduct any capital loss, realized on the exchange of Company Shares for the Consideration or the disposition or deemed disposition of its Consideration Shares acquired pursuant to the Arrangement unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, a share will not be taxable Canadian property of a Non-Resident Holder at the time of disposition provided that the share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, held 25% or more of the issued shares of any class or series in the capital stock of the issuer; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, “timber resource property” (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, a share may also be deemed to be “taxable Canadian property” to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances.

Even if the shares are taxable Canadian property of a Non-Resident Holder, a taxable capital gain resulting from the disposition of the shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the shares constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Shares will generally be considered treaty-protected property of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty (subject to the application of the MLI, as defined herein) between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the Company Shares or Consideration Shares constitute taxable Canadian property (other than treaty-protected property) of a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada – Exchange of Company Shares for the Consideration – No Section 85 Election”, “Holders Resident in Canada – Exchange of Company Shares for the Consideration –Section 85 Election”, “Holders Resident in Canada – Dispositions of Consideration Shares” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose shares may be deemed to be or are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their shares constitute treaty-protected property.

A Non-Resident Holder that is an Eligible Holder (an “Eligible Non-Resident Holder”) and who receives the Consideration pursuant to the Arrangement may make a Section 85 Election jointly with Equinox to obtain a full or partial deferral for purposes of the Tax Act of the capital gain that would otherwise be realized on the exchange depending on the Elected Amount and the Eligible Non-Resident Holder’s adjusted cost base of the Company Shares at the time of the exchange. The procedures for making a Section 85 Election and the effects of filing such an election under the Tax Act are as described above for a Resident Holder under the heading “Holders Resident in Canada – Exchange of Company Shares for the Consideration – Section 85 Election”. Non-Resident Holders should consult their own advisors with respect to the availability and advisability of making a Section 85 Election.

Dividends on Consideration Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Consideration Shares will be subject to withholding tax under the Tax Act at a rate of 25% on the gross amount of such dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “U.S. Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the U.S. Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the U.S. Treaty is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% in the case of a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of Equinox. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the U.S. Treaty), including the ability to claim benefits thereunder.

Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty or convention.

Dissenting Holders Not Resident in Canada

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Non-Resident Dissenting Holder”) will be deemed to have transferred its Company Shares to Orla, and will be entitled to receive from Orla a payment of an amount equal to the fair value of the Non-Resident Dissenting Holder’s Company Shares.

A Non-Resident Dissenting Holder will be deemed to have received a dividend on its Company Shares equal to the amount, if any, by which the consideration received for such Company Shares (less the amount in respect of interest, if any, awarded by a Court) exceeds the paid-up capital of such shares for purposes of the Tax Act. Any deemed dividend received by a Non-Resident Dissenting Holder will be subject to Canadian withholding tax as generally described above under “Holders Not Resident in Canada – Dividends on Consideration Shares”. For purposes of computing any capital gain (or capital loss), a Non-Resident Dissenting Holder will also be considered to have disposed of its Company Shares for proceeds of disposition equal to the amount paid to such Non-Resident Dissenting Holder, less (i) an amount in respect of interest, if any, awarded by the Court and (ii) the amount of any deemed dividend (as described above). As discussed above under “Holders Not Resident in Canada – Exchange of Company Shares for the Consideration and Subsequent Dispositions of Consideration Shares”, any resulting capital gain will only be subject to tax under the Tax Act if the Company Shares are “taxable Canadian property” to the Non-Resident Dissenting Holder and are not “treaty-protected property” of the Non-Resident Dissenting Holder at that time.

The amount of any interest awarded by a Court to a Non-Resident Dissenting Holder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act).

Non-Resident Holders who are considering exercising Dissent Rights are urged to consult their tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

PART VI — CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the exchange of Company Shares for the Consideration pursuant to the Arrangement and the ownership and disposition of Equinox Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder in light of such holder’s own personal circumstances. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such holder (as discussed below), including specific tax consequences to a holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to holders of the receipt of the Consideration pursuant to the Arrangement and the ownership and disposition of Equinox Shares received pursuant to the Arrangement. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder is urged to consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Equinox Shares received pursuant to the Arrangement.

This summary does not discuss the U.S. federal income tax consequences of the Arrangement to holders of Company Convertible Securities with respect to such securities. Holders of Company Convertible Securities are urged to consult their own tax advisors regarding the tax consequences of the Arrangement to them in light of their own personal circumstances.

No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Equinox Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not address the U.S. federal income tax consequences to any particular person of the exchange of Company Shares for the Consideration pursuant to the Arrangement, or the ownership and disposition of such Equinox Shares received pursuant to the Arrangement. Each holder of Company Shares is urged to consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the exchange of Company Shares for the Consideration pursuant to the Arrangement and the ownership and disposition of Equinox Shares received pursuant to the Arrangement. Further, this summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement that, in each case, are not part of the Plan of Arrangement.

Scope of This Disclosure

Authorities

This summary is based on the Code, proposed, existing final and temporary U.S. Treasury regulations promulgated under the Code (“U.S. Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a prospective or retroactive basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Company Shares (or, after the Arrangement, Equinox Shares) participating in the Arrangement or exercising Dissent Rights (with respect only to Company Shares) pursuant to the Arrangement, that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Equinox Shares received pursuant to the Arrangement to holders of Company Shares that are subject to special provisions under the Code, including holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Company Shares (or after the Arrangement, Equinox Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Company Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Company Shares (or after the Arrangement, Equinox Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Company Shares (or after the Arrangement, Equinox Shares); (i) are subject to special tax accounting rules in respect of the Equinox Shares; (j) are controlled foreign corporations or passive foreign investment companies or shareholders of such corporations; (k) are corporations that accumulate earnings to avoid U.S. federal income tax; (l) are non-U.S. corporations organized outside the U.S., any state thereof or the District of Columbia that are nonetheless treated as U.S. corporations for U.S. federal income tax purposes; (m) are U.S. Holders that are subject to taxing jurisdictions other than, or in addition, to, the United States or that hold Company Shares (or after the Arrangement, Equinox Shares) in connection with a trade or business, permanent establishment, or fixed base outside the United States; (n) are former citizens or long-term residents of the United States; (o) are partnerships and other pass-through entities or S corporations and owners of such entities; (p) acquired Company Shares by gift or inheritance; or (q) holders other than U.S. Holders. Holders that are subject to special provisions under the Code, including those holders described immediately above, are urged to consult their own tax advisors regarding all U.S. federal, state and local, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Equinox Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (including any other “pass-through” entity) for U.S. federal income tax purposes holds Company Shares (or after the Arrangement, Equinox Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership and disposition of Equinox Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal, state and local, and non-U.S. tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Equinox Shares received pursuant to the Arrangement.

Tax Consequences to U.S. Holders

Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders

Tax Consequences if the Arrangement Qualifies as a Reorganization

It is intended that, for U.S. federal income tax purposes, each of the transactions occurring pursuant to the Arrangement constitute a single integrated transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”). There can be no assurance that the IRS will not disagree with or challenge the intended characterization of the Arrangement for U.S. federal income tax purposes or the qualification of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. In addition, no opinion of counsel or ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested. Accordingly, there is a risk that the exchange of Company Shares for the Consideration pursuant to the Arrangement will not be treated as made pursuant to a Reorganization.

If the exchange of Company Shares for the Consideration pursuant to the Arrangement is treated as made pursuant to a Reorganization, and subject to the PFIC rules discussed below, the exchange will have the following U.S. federal income tax consequences to U.S. Holders:

●	a U.S. Holder will recognize gain (but not loss) on the exchange of Company Shares for the Consideration in an amount equal to the lesser of (i) the amount of the Cash Consideration received by such U.S. Holder and (ii) the difference between the sum of the fair market value of the Equinox Shares and the amount of the Cash Consideration received by such U.S. Holder and such U.S. Holder’s aggregate tax basis in the Company Shares surrendered in the exchange therefor;

●	the aggregate tax basis of Equinox Shares received by such U.S. Holder in the Arrangement will be equal to such U.S. Holder’s aggregate tax basis in the Company Shares surrendered in exchange therefor, increased by the amount of any gain recognized (as described above) and decreased by the amount of the Cash Consideration received; and

●	the holding period of such U.S. Holder for the Equinox Shares received by such U.S. Holder in the Arrangement will include the holding period of the Company Shares surrendered in exchange thereof.

Subject to the PFIC rules discussed below, any gain generally would be capital gain, which would be long-term capital gain or loss if such Company Shares are held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. A U.S. Holder who acquired different blocks of Company Shares with different holding periods and tax bases must generally apply the foregoing rules separately to each identifiable block of Company Shares. Any such U.S. Holder is urged to consult its own tax advisor with regard to identifying the bases or holding periods of the particular Equinox Shares received in the Arrangement.

Tax Consequences if the Arrangement Does Not Qualify as a Reorganization

If the exchange of Company Shares for the Consideration pursuant to the Arrangement is not treated as made pursuant to a Reorganization (either because the transactions occurring pursuant to the Arrangement are not treated as a single integrated transaction or such integrated transaction does not otherwise qualify as a Reorganization), or is otherwise taxable to a U.S. Holder who does not exercise Dissent Rights, such U.S. Holder will recognize taxable gain or loss equal to the difference between the fair market value of the amount realized in the exchange and the U.S. Holder’s adjusted tax basis in the Company Shares exchanged. The amount realized will be equal to the sum of the fair market value of the Equinox Shares received (determined as of the time of the exchange) and the amount of the Cash Consideration received by such U.S. Holder. A U.S. Holder’s adjusted tax basis in Equinox Shares received in the exchange would be equal to their fair market value as of the date of the exchange, and the U.S. Holder’s holding period for Equinox Shares received pursuant to the Arrangement would commence on the day following the exchange.

Any gain or loss generally would be capital gain or loss, which would be long-term capital gain or loss if such Company Shares are held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Application of the PFIC Rules to the Arrangement

Gain on the disposition of stock in a corporation treated as a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules unless such U.S. Holder has timely made certain elections, as discussed more fully below under “Part VI – Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Equinox Shares After the Arrangement — PFIC Rules”. In particular, any U.S. Holder that has not made a valid and effective QEF Election (as defined below) or Mark-to-Market Election (as defined below) will be required to allocate gain from the disposition of the Company Shares ratably over its holding period for the Company Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax for the applicable year would apply.

A non-U.S. corporation will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the non-U.S. corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the value of a non-U.S. corporation’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Generally, cash is treated as a passive asset for this purpose. In addition, for purposes of the PFIC income test and asset test described above, if a non-U.S. corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the non-U.S. corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

The Company believes that it was not a PFIC in prior tax years and does not expect to be classified as a PFIC during its current taxable year, although this determination cannot be made until the end of the current taxable year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Moreover, there can be no assurance that the IRS would agree with this determination.

Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury Regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of the Code. No final U.S. Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed U.S. Treasury Regulations under Section 1291(f) of the Code (the “proposed PFIC Regulations”) have been promulgated with a retroactive effective date. If such proposed PFIC Regulations are finalized in their current form or if the IRS successfully asserts that Section 1291(f) of the Code is self-executing notwithstanding the absence of final or temporary U.S. Treasury Regulations, then if the Company is treated as a PFIC with respect to a U.S. Holder, a U.S. Holder of Company Shares may recognize gain on the receipt of Equinox Shares in connection with the Arrangement whether or not the Arrangement qualifies as a Reorganization if: (i) such U.S. Holder did not make a timely election to treat the Company as a “qualified electing fund” (a “QEF” and such an election, a “QEF Election”) under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) (each as discussed below under “Part VI – Certain U.S. Federal Income Tax Considerations – U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Equinox Shares After the Arrangement – PFIC Rules”) for the Company’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) Company Shares, or a QEF Election along with an applicable purging election, and (ii) Equinox is not a PFIC in the taxable year that includes the day after the closing date of the Arrangement. As discussed further below, Equinox believes that it was not a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, Equinox expects that it should not be a PFIC for its current tax year.

The proposed PFIC regulations were proposed in 1992 and have not been adopted in final form. The proposed PFIC regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed PFIC regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed PFIC regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences that would arise if the Company were treated as a PFIC for any taxable year in a U.S. Holder’s holding period for its Company Shares, including how such classification would impact the tax consequences of the Arrangement.

Dissenting Shareholders

A U.S. Holder who exercises Dissent Rights and, as a result, receives cash in exchange for such U.S. Holder’s Company Shares generally will recognize gain or loss equal to the difference, if any, between the U.S. dollar amount of the cash received by such U.S. Holder and such U.S. Holder’s tax basis in the Company Shares exchanged therefor. Subject to the PFIC rules discussed above, which would apply if the Company were treated as a PFIC with respect to such U.S. Holder, any such recognized gain or loss generally would be capital gain or loss, which would be long-term capital gain or loss if such Company Shares are held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Equinox Shares After the Arrangement

The following discussion is subject in its entirety to the rules described below under the heading “Part VI – Certain U.S. Federal Income Tax Considerations – PFIC Rules”.

Distributions on Equinox Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Equinox Share will be required to include the gross amount of such distribution (including any Canadian taxes withheld therefrom) in gross income as a dividend to the extent of Equinox’s current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Equinox, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Equinox Shares and thereafter as gain from the sale or exchange of such Equinox Shares (see “Sale or Other Taxable Disposition of Equinox Shares” below). However, Equinox may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should expect that a distribution by Equinox with respect to the Equinox Shares will be treated as a dividend for U.S. federal income tax purposes. Dividends received on Equinox Shares generally will not be eligible for the “dividends received deduction” allowed to corporate U.S. Holders in respect of dividends received from U.S. domestic corporations. Subject to applicable limitations and provided Equinox is eligible for the benefits of the U.S. Treaty or the Equinox Shares are readily tradable on an “established securities market” in the United States, dividends paid by Equinox to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to qualified dividends, provided certain holding period and other conditions are satisfied, including that Equinox not be classified as a PFIC in the tax year of the distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Equinox Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Equinox Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Equinox Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Equinox Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Rules

If Equinox were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain generally adverse rules would affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of Equinox Shares. Equinox believes that it was not a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, Equinox expects that it should not be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of Equinox as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that Equinox has never been, is not, and will not become a PFIC for any tax year during which a U.S. Holder holds Equinox Shares.

In addition, in any year in which Equinox is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS on IRS Form 8621 containing such information as U.S. Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

Under certain attribution rules, if Equinox is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of Equinox which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If Equinox were a PFIC in any tax year during which a U.S. Holder held Equinox Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by Equinox on the Equinox Shares and with respect to gain from the disposition of Equinox Shares unless such U.S. Holder has made a QEF Election or a Mark-to-Market Election. An “excess distribution” generally is defined as the excess of distributions with respect to the Equinox Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Equinox during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Equinox Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Equinox Shares ratably over its holding period for the Equinox Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax for the applicable year would apply.

U.S. Holders should be aware that, for each tax year, if any, that Equinox is a PFIC, Equinox can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Equinox or any Subsidiary PFIC.

A U.S. Holder may make a Mark-to-Market Election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the U.S. Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the U.S. Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that the Equinox Shares, which are listed on the TSX and the NYSE American, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Equinox Shares will be “regularly traded” for purposes of these rules or will continue to be listed on such exchanges. Pursuant to such a Mark-to-Market Election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. Holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a Mark-to-Market Election. Any gain recognized on a disposition of Equinox Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a Mark-to-Market Election, with any remaining loss treated as capital loss). A Mark-to-Market Election applies for the taxable year in which the election was made and for each subsequent taxable year unless the PFIC shares ceased to be marketable shares or the IRS consents to the revocation of the election. U.S. Holders should also be aware that the Code and the U.S. Treasury Regulations do not allow a Mark-to-Market Election with respect to stock of a Subsidiary PFIC that does not constitute marketable stock.

Certain additional adverse rules may apply with respect to a U.S. Holder if Equinox is a PFIC, regardless of whether the U.S. Holder makes a QEF Election or Mark-to-Market Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders are urged to consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Equinox Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations for U.S. Holders

Foreign Tax Credits

Dividends paid on the Equinox Shares, if any, will generally be treated as foreign-source income that is treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of foreign-source income and the foreign tax credit are complex, and availability of a foreign tax credit depends on numerous factors. Each U.S. Holder is urged to consult its own tax advisors with regard to determining whether its income from dividends with respect to Equinox Shares would be foreign source income and whether and to what extent it would be entitled to the foreign tax credit.

Any gain or loss recognized on a sale or other disposition of the Company Shares pursuant to the Arrangement or on the sale or other taxable disposition of the Equinox Shares received pursuant to the Arrangement generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the U.S. Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, final U.S. Treasury Regulations impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit (the “Foreign Tax Credit Regulations”), and there can be no assurance that those requirements will be satisfied. The U.S. Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays, whether directly or through withholding, Canadian income tax, with respect to any dividends paid on the Equinox Shares or in connection with a sale, redemption or other taxable disposition of Company Shares pursuant to the Arrangement (or after the Arrangement, Equinox Shares) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

Distributions or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Company Shares or Equinox Shares, or on the sale, exchange or other taxable disposition of Company Shares or Equinox Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, by U.S. Holders exercising Dissent Rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution or proceeds, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash received in connection with the Arrangement. The current backup withholding rate is 24%. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders are urged to consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. SHAREHOLDERS ARE URGED TO CONSULT WITH THIER OWN TAX ADVISORS WITH REGARD TO DETERMINING THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT AND THE HOLDING AND DISPOSING OF EQUINOX SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS.

PART VII — INFORMATION CONCERNING THE PARTIES TO THE ARRANGEMENT

Information Concerning Orla

The Company is a Canadian company listed on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. The Company’s corporate strategy is to acquire, explore, develop, and operate mineral properties where its expertise can substantially increase stakeholder value. Orla has three material gold projects for purposes of NI 43-101: the Musselwhite Mine, the Camino Rojo Mine and the South Railroad Project.

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange). On June 3, 2010, the Company was continued into British Columbia under the BCBCA and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (“Pershimco”), the Company was continued as a federal company under the CBCA. Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco was affected. Pursuant to the plan of arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company’s registered office and its head and principal office is located at Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

For further information regarding the Company, see Appendix I to this Circular, “Information Concerning Orla”.

Information Concerning Equinox

Equinox Gold is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Equinox Gold owns four producing mines and is advancing expansion projects in Canada, the USA and Mexico.

The material operations of Equinox Gold consist of the following:

●	Greenstone Gold Mine, an open-pit gold mining and conventional milling operation with underground potential located in Ontario, Canada; and

●	Valentine Gold Mine, an open-pit gold mining and conventional milling operation located in Newfoundland and Labrador, Canada.

In addition, Equinox Gold owns the Mesquite Gold Mine, an open-pit heap leach mine located in California, USA; La Libertad Complex and El Limon Complex, a series of underground and open-pit mines located in Nicaragua; the Castle Mountain Gold Project, located in California, USA; and the Los Filos Mining Complex, located in Guerrero, Mexico.

For further information regarding Equinox, see Appendix J to this Circular, “Information Concerning Equinox”.

Information Concerning the Combined Company

Upon completion of the Arrangement, Equinox will own all of the outstanding Company Shares, and the Company will be a wholly-owned subsidiary of Equinox. On the Effective Date, immediately following completion of the Arrangement, assuming that there are no Dissenting Shareholders and assuming no additional Company Shares are issued prior to the Effective Time (including pursuant to the exercise, conversion or vesting, as applicable, of the Company Convertible Securities prior to the Effective Time), former Shareholders (including former holders of Company RSUs and Company DSUs) are anticipated to own approximately 33% of the outstanding Equinox Shares and existing Equinox Shareholders are anticipated to own approximately 67% of the outstanding Equinox Shares, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Equinox as of the date of the Arrangement Agreement.

Upon completion of the Arrangement, Equinox’s material mineral properties for the purposes of NI 43-101 will include the Greenstone Gold Mine, the Valentine Gold Mine and the Musselwhite Mine. For further information in respect of the Combined Company, see Appendix K to this Circular, “Information Concerning the Combined Company Following Completion of the Arrangement”.

PART VIII — OTHER INFORMATION

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Circular (including the documents incorporated by reference herein and the Appendices hereto), the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any informed person, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or its subsidiaries.

For the purposes of this Circular an “informed person” means a director or executive officer of the Company, a director or executive officer of a person or company that is itself an “informed person” or subsidiary of the Company and any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

Auditors

On March 26, 2025, Deloitte LLP was appointed as the auditor of the Company, replacing Ernst & Young LLP.

On May 21, 2026, Deloitte LLP was appointed as the auditor of Equinox, replacing KPMG LLP.

Experts

Certain Canadian legal matters relating to the Arrangement are to be passed upon by Cassels Brock & Blackwell LLP and certain United States legal matters relating to the Arrangement are to be passed on by Crowell & Moring LLP. As at June 19, 2026, the designated professionals of Cassels Brock & Blackwell LLP and Crowell & Moring LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Company Shares.

The Company Annual Financial Statements incorporated by reference in this Circular have been audited by Deloitte LLP, the Company’s auditor, with respect to the consolidated financial statements of the Company as at and for the year ended December 31, 2025, and Ernst & Young LLP, the Company’s predecessor auditor, with respect to the consolidated financial statements of the Company as at and for the year ended December 31, 2024, as stated in their reports dated on March 19, 2026 and March 18, 2025, respectively, which are also incorporated herein by reference. Deloitte LLP is independent with respect to the Company, within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB, and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia. Ernst & Young LLP has advised that, as of March 18, 2025 and throughout the period covered by the financial statements on which they reported, they were independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB, and in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The Equinox Annual Financial Statements incorporated by reference in this Circular have been audited by KPMG LLP, as stated in their reports dated February 20, 2026, which are also incorporated herein by reference. KPMG LLP is independent with respect to Equinox within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Equinox Gold under all relevant U.S. professional and regulatory standards.

Scotiabank is named as having prepared or certified a report, statement or opinion in this Circular, specifically the Scotiabank Fairness Opinion. See “Part II – The Arrangement – Opinions of Financial Advisors – Scotiabank”. Except for the engagement of Scotiabank by the Special Committee for the Scotiabank Fairness Opinion (no portion of which is contingent on the substance of or the conclusions reached in the Scotiabank Fairness Opinion or upon completion of the Arrangement) and as otherwise disclosed by Scotiabank to the Company in the Scotiabank Fairness Opinion, to the knowledge of the Company, Scotiabank has not, during the 24 months preceding its engagement by the Special Committee, been engaged by Orla or Equinox to (i) provide any financial advisory services, (ii) act as lead or co-lead underwriter on any offering of debt or equity securities, or (iii) act as lead or co-lead lender of a lending syndicate. Additionally, the designated professionals of Scotiabank beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company or any of its associates or affiliates, have not received or will not receive any direct or indirect interests in the property of the Company or any of its associates or affiliates, and are not expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate thereof.

Fort Capital is named as having prepared or certified a report, statement or opinion in this Circular, specifically the Fort Capital Fairness Opinion. See “Part II – The Arrangement – Opinions of Financial Advisors – Fort Capital”. Except for the engagement of Fort Capital by the Special Committee for the Fort Capital Fairness Opinion (no portion of which is contingent on the substance of or the conclusions reached in the Fort Capital Fairness Opinion or upon completion of the Arrangement) as otherwise disclosed by Fort Capital to the Company in the Fort Capital Fairness Opinion, to the knowledge of the Company, Fort Capital has not, during the 24 months preceding its engagement by the Special Committee, been engaged by Orla or Equinox to (i) provide any financial advisory services, (ii) act as lead or co-lead underwriter on any offering of debt or equity securities, or (iii) act as lead or co-lead lender of a lending syndicate. Additionally, the designated professionals of Fort Capital beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company or any of its associates or affiliates, have not received or will not receive any direct or indirect interests in the property of the Company or any of its associates or affiliates, and are not expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate thereof.

Ryan S. Wilson, P.Geo., David Frost, FAusIMM, Daniel Gagnon, P.Eng., James Theriault, P.Eng., Paul Gauthier, P.Eng., Paul Palmer, P.Eng., and William Richard McBride, P.Eng., have acted as Qualified Persons on the Musselwhite Report. Each of the aforementioned persons is independent of the Company.

Marie-Christine Gosselin, P.Geo., Luis Vasquez, M.SC., P.Eng., Frank Palkovits, P.Eng., James Theriault, P.Eng., Caleb Cook, P.E., Andrew Kelly, P.Eng., Andrew Boushy, P.Eng., David Frost, FAusIMM, Patrick McCann, P.Eng., Sylvain Guerard, P.Geo., and Stephen Ling, P.Eng., have acted as Qualified Persons on the Camino Rojo Report. Each of the aforementioned persons is independent of the Company, other than Sylvian Guerard, P.Geo., who is Orla’s Senior Vice President, Exploration and Stephen Ling, P.Geo., who is Orla’s Vice President, Technical Services.

Matthew Sletten, P.E., Benjamin Bermudez, P.E., Michael S. Lindholm, CPG, Thomas Dyer, P.E., Gary Petersen, SME-RM, QP, Raymond H. Walton, P.Eng., Richard DeLong, QP-MMSA, RG, PG, Warren Black, M.Sc., P.Geo., and Michael Dufresne, M.Sc., P.Geo., have acted as Qualified Persons on the South Railroad Report. Each of the aforementioned persons is independent of the Company.

Except as otherwise provided in this Circular, all scientific and technical information of the Company in this Circular, or incorporated by reference in Appendix I, “Information Concerning Orla” to this Circular, has been reviewed and approved by J. Andrew Cormier, P.Eng., Orla’s Chief Operating Officer and Sylvain Guerard, P.Geo., Orla’s Senior Vice President, Exploration, who are each a Qualified Person under NI 43-101. Stephen Ling, P. Eng., Orla’s Vice President, Technical Services and a Qualified Person under NI 43-101, has reviewed and approved the updated mineral reserve estimate for the Camino Rojo Oxide Mine contained under the headings “Summary of Mineral Reserve and Mineral Resources Estimates” and “Mineral Properties – Camino Rojo” contained in the Company AIF, which is incorporated by reference in Appendix I, “Information Concerning Orla” to this Circular. Jack Lawson, P.Eng., Engineering Superintendent at Musselwhite and a Qualified Person under NI 43-101, has reviewed and approved the updated mineral reserve estimate for the Musselwhite Mine contained in the Company AIF, which is incorporated by reference in Appendix I, “Information Concerning Orla” to this Circular. Mark Williams, P.Geo., Chief Geologist at Musselwhite and a Qualified Person under NI 43-101, has reviewed and approved the updated mineral resource estimate for the Musselwhite Mine contained in the Company AIF, which is incorporated by reference in Appendix I, “Information Concerning Orla” to this Circular.

Phillippe Lebleu, P.Eng., Scott Davidson, P.Geo., Niel de Bruin, P.Geo., Kelly Boychuk, P.Eng., Alexander Thompson, P.Geo and Neil Lincoln, P.Eng., have acted as Qualified Persons on the Greenstone Report. Neil Lincoln, P.Eng., is independent of Equinox. Phillippe Lebleu, P.Eng., Scott Davidson, P.Geo., Niel de Bruin, P.Geo., Kelly Boychuk, P.Eng. and Alexander Thompson, P.Geo. were each an employee of Equinox or one of its subsidiaries at the time of filing of the Greenstone Report.

Nicholas Capps, P.Geo., Niel de Bruin, P.Geo., Scott Davidson, P.Geo., Kelly Boychuk, P.Eng., Jeffrey Colden, P.Eng., Neil Lincoln, P.Eng., Stuart Collins, P.E., Tony Gilman, P.Eng., and Grant A. Malensek, P.Eng., have acted as Qualified Persons on the Valentine Report. Jeffrey Colden, P.Eng., Neil Lincoln, P.Eng., Stuart Collins, P.E., Tony Gilman, P.Eng., and Grant A. Malensek, P.Eng. are each independent of Equinox. Nicholas Capps, P.Geo., Niel de Bruin, P.Geo., Scott Davidson, P.Geo. and Kelly Boychuk, P.Eng. were each an employee of Equinox or one of its subsidiaries at the time of filing of the Valentine Report.

Except as otherwise provided in this Circular, all scientific and technical information of Equinox in this Circular, or incorporated by reference in Appendix J, “Information Concerning Equinox” to this Circular, has been reviewed and approved by Matthew MacPhail, P.Eng., an employee of Equinox and a Qualified Person under NI 43-101. Matthew MacPhail, P.Eng., Niel de Bruin, P.Geo., and Phillipe Lebleu, P.Eng., each an employee of Equinox and each a Qualified Person under NI 43-101, have reviewed and approved the consolidated mineral reserve and mineral resource statement of Equinox contained under the heading “Summary of Mineral Reserve and Mineral Resource Estimate” contained in the Equinox AIF, which is incorporated by reference in Appendix J, “Information Concerning Equinox” to this Circular.

As at the date hereof, none of the aforementioned Qualified Persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. Other than Mr. Cormier, Mr. Guerard, Mr. Ling, Mr. Lawson and Mr. Williams, each of the aforementioned Qualified Persons is independent of the Company and held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of the Company at the time of, and after the, preparation of the respective technical reports and other scientific and technical information contained or incorporated by reference herein concerning Orla, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with the preparation of the applicable technical report or other scientific and technical information contained or incorporated by reference herein concerning Orla. Other than Mr. Cormier, Mr. Guerard, Mr. Ling, Mr. Lawson and Mr. Williams, none of the aforementioned Qualified Persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. Each of Mr. Cormier, Mr. Guerard, Mr. Ling, Mr. Lawson and Mr. Williams is an employee of the Company or one of its affiliates, is a Qualified Person under NI 43-101, and holds less than 1% of the Company’s securities or the securities of any associated or affiliate of the Company.

As at the date hereof, none of the aforementioned Qualified Persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in Equinox’s property or the property of any of Equinox’s associates or affiliates. Other than Mr. MacPhail, Mr. Lebleu, Mr. Davidson, Mr. de Bruin, Mr. Thompson and Mr. Capps, each of the aforementioned Qualified Persons is independent of Equinox and held an interest in either less than 1% or none of Equinox’s securities or the securities of any associate or affiliate of Equinox at the time of, and after the, preparation of the respective technical reports and other scientific and technical information contained or incorporated by reference herein concerning Equinox, and they did not receive any direct or indirect interest in any of Equinox’s securities or the securities of any associate or affiliate of Equinox in connection with the preparation of the applicable technical report or other scientific and technical information contained or incorporated by reference herein concerning Equinox. Other than Mr. MacPhail, Mr. Lebleu, Mr. Davidson, Mr. de Bruin, Mr. Thompson and Mr. Capps, none of the aforementioned Qualified Persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a director, officer or employee of Equinox or of any associate or affiliate of Equinox. Each of Mr. MacPhail, Mr. Lebleu, Mr. Davidson, Mr. de Bruin, Mr. Thompson and Mr. Capps is an employee of Equinox or one of its affiliates, is a Qualified Person under NI 43-101, and holds less than 1% of the Equinox’s securities or the securities of any associated or affiliate of the Company.

PART IX — GENERAL PROXY MATTERS

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider, pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Company Shareholder Approval.

Date, Time and Place of Meeting

The Meeting will be held on July 22, 2026 at 9:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP located at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8. Only Registered Shareholders and duly appointed proxyholders, including Non-Registered Shareholders who have duly appointed themselves or a third-party as proxyholder, are able to vote at the Meeting.

Registered Shareholders and duly appointed proxyholders who participate in the Meeting may ask questions in accordance with the instructions provided at the Meeting. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting. See “Part IX – General Proxy Matters – Appointment of Proxyholders” below for instructions on how a Non-Registered Shareholder can appoint themselves or a third party as proxyholder.

Record Date

Pursuant to the Interim Order, the Record Date for determining Shareholders entitled to receive notice of and to vote at the Meeting is June 15, 2026. Only Registered Shareholders as at the close of business (Vancouver time) on the Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Meeting, and attend and vote at the Meeting, or any adjournment or postponement thereof.

Solicitation of Proxies

This Circular and a form of proxy is furnished in connection with the solicitation of proxies by management of the Company to be used at the Meeting to be held on July 22, 2026 and at any adjournment or postponement thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries of the Company are also included.

It is expected that the solicitation of proxies by or on behalf of management of the Company will primarily be by mail and electronic means, but proxies may also be solicited by or on behalf of management of the Company by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of the Company.

The Company has also retained Laurel Hill Advisory Group as its proxy solicitation agent and shareholder communications advisor to assist it in connection with communication with Shareholders. Shareholders who have questions about the information in the Circular or need assistance with voting may contact Laurel Hill Advisory Group by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

Laurel Hill Advisory Group will assist the Company in its solicitation of proxies from Shareholders and provide additional services including but not limited to strategic shareholders communications and recommending corporate governance best practices. The Company has agreed to pay Laurel Hill Advisory Group an aggregate fee of C$200,000, plus reasonable out-of-pocket expenses, for these services. The Company may also reimburse brokers, investment dealers or other Intermediaries holding Company Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies. All costs of the solicitation for the Meeting will be borne by the Company.

New York Stock Exchange American Rules

If your broker is subject to the NYSE American rules, the broker has discretionary authority to vote Company Shares without instructions from Non-Registered Shareholders only on matters considered “routine” by the NYSE American. The Arrangement Resolution is not a routine matter. If you do not provide your voting instructions to the broker, the broker cannot vote your Company Shares with respect to the Arrangement Resolution and any other “non-routine matters” and such Company Shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your Company Shares will be counted for quorum purposes.

Appointment of Proxyholders

If you do not attend and vote at the Meeting, you can still make your votes count by appointing a person or company who will attend the Meeting to act as your proxyholder at the Meeting.

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can appoint the persons named in the applicable enclosed form or forms of proxy, who are each a director or an officer of the Company. You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Shareholder or the person designated in the enclosed form(s). Simply indicate the person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare within the time hereinafter specified for receipt of proxies.

Shareholders who wish to appoint a third-party proxyholder to attend, participate in and vote at the Meeting as their proxy and vote their Company Shares MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third-party proxyholder following the instructions provided in such form of proxy or VIF, as applicable.

If you are a Non-Registered Shareholder and wish to attend, participate in and vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate in and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST complete an additional step and obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you MUST then submit such legal proxy to Computershare at uslegalproxy@computershare.com.

To vote your Company Shares, your proxyholder must attend and vote at the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy. In order to be valid, you must return the completed form of proxy 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment or postponement thereof to our transfer agent, Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department. The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

Proxy Instructions

Only Shareholders whose names appear on the records of the Company as at the Record Date as the registered holders of the Company Shares or duly appointed proxyholders are permitted to vote at the Meeting. Registered Shareholders may also vote in advance of the Meeting by mail, by phone or on the internet. Pursuant to the Interim Order, proxies to be used at the Meeting must be received by Computershare Investor Services Inc. (in its capacity as the Company’s transfer agent) by no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc. either by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department or by telephone as instructed in the form of proxy. If a Registered Shareholder receives more than one proxy form because such Shareholder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online or by phone.

A proxy must be received by Computershare by no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). The time limit for deposit of proxies may be waived or extended by the Chair at his or her discretion, without notice.

Exercise of Discretion

On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the Company Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for. If a Shareholder specifies a choice with respect to any matter to be acted upon, such Shareholder’s Company Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified and any amendment to or variation of any matter identified therein and any other matter that properly comes before the Meeting.

If a Shareholder does not specify a choice in the proxy and the Shareholder has appointed one of the management nominees named in the accompanying form of proxy, the management nominee will vote the Company Shares represented by the proxy in favour of the matters specified in the Notice of Special Meeting and in favour of all other matters proposed by management at the Meeting.

As of the date of this Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting but, if any amendment, variation or other matter properly comes before the Meeting, each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.

Advice to Non-Registered Shareholders

The information set out in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Company Shares in their own name.

If you are a Non-Registered Shareholder, meaning your Company Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer, other financial institution or Intermediary, or depository, such as CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms) or Cede & Co. (the registration name for DTC, which acts as nominee for many United States brokerage firms), of which an Intermediary is a participant. Non-Registered Shareholders who hold their Company Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Company Shares in their own name should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Company Shares will be recognized and acted upon at the Meeting. Accordingly, your nominee will be the entity legally entitled to vote your Company Shares and must seek your instructions as to how to vote your Company Shares. Without your specific instructions, nominees are prohibited from voting your Company Shares. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

If you are a Non-Registered Shareholder, your Intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Company Shares at the Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

There are two kinds of Non-Registered Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as OBOs; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as NOBOs.

Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders unless in the case of certain proxy-related materials the Non-Registered Shareholder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge. Broadridge typically mails a VIF to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIF to Broadridge. The Company may utilize Broadridge’s QuickVoteTM system to assist NOBOs with voting their Company Shares over the telephone.

For greater certainty, Non-Registered Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Company Shares directly at the Meeting. Instead, the Non-Registered Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Non-Registered Shareholder must complete these steps well in advance of the Meeting in order to ensure such Company Shares are voted.

If you are a NOBO, your Intermediary will have provided to you a VIF. The Company intends to reimburse Intermediaries for the delivery of the meeting materials to OBOs.

In the alternative, if you wish to attend, participate and vote at the Meeting or have another person attend and vote on your behalf, indicate your name or the name of your proxyholder, as applicable, in the VIF or proxy form, and return it as instructed by your Intermediary and follow all applicable instructions provided by your Intermediary. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting. Please note that the Company has limited access to the names of its Non-Registered Shareholders. If you or your desired representative attend the Meeting, the Company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you or your desired representative as proxyholder. See “Part IX – General Proxy Matters – Appointment of Proxyholders” above.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Non-Registered Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary or Laurel Hill Advisory Group. It is recommended that inquiries of this kind be made well in advance of the Meeting.

Revocation of Proxies

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof. If a Registered Shareholder changes their vote by submitting a new, later dated, proxy before the proxy deadline, such change will revoke any previous proxy filed by such Registered Shareholder. In addition to the foregoing and to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)	executing a valid notice of revocation or other instrument in writing which indicates, clearly, that the Registered Shareholder wants to revoke their proxy, by the Registered Shareholder or such holder’s authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the notice of revocation or other instrument in writing to Computershare at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department or to the address of the registered office of the Company at Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. Such proxy will only be revoked if the revocation is received by no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) or to the Chair on the day of the Meeting or any reconvening thereof; or

(b)	personally attending the Meeting and voting their Company Shares thereat. If a Registered Shareholder casts a vote at the Meeting, such Registered Shareholder will revoke a previously submitted proxy. Registered Shareholders who do not wish to revoke a previously submitted proxy, should not vote during the Meeting.

Upon such deposit, the proxy is revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. If a Registered Shareholder revokes their proxy and does not replace it with another that is deposited before the deadline, they can still vote their Company Shares, but to do so they must attend the Meeting and follow the procedures for voting at the Meeting.

Only Registered Shareholders have the right to directly revoke a proxy. If you are a Non-Registered Shareholder, please contact your Intermediary for instructions on how to revoke your VIF and what procedures you need to follow. The change or revocation of a VIF by a Non-Registered Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the VIF by the Intermediary or its service company to ensure it is effective.

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of Company Shares. Each Shareholder is entitled to one vote for each Company Share held by such holder. As at the Record Date, 375,312,739 Company Shares were issued and outstanding.

To the knowledge of the directors or executive officers of the Company as of the Record Date, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Company Shares carrying 10% or more of the voting rights of Shareholders at the Meeting.

Name of Shareholder	Company Shares so Owned, Controlled or Directed	% of Outstanding Company Shares
Fairfax Financial Holdings Ltd. (“Fairfax”) (1)	58,399,504	15.56%
Pierre Lassonde(2)	34,716,975	9.25%

Notes:

(1)	Fairfax also holds Company Warrants to purchase 17,544,302 Company Shares, which, upon exercise of all such Company Warrants and together with its Company Shares, represents approximately 19.33% of the Company Shares on a partially-diluted basis.

(2)	Mr. Lassonde also holds Company Warrants to purchase 6,837,468 Company Shares, which, upon exercise of all such Company Warrants and together with its Company Shares, represents approximately 10.87% of the Company Shares on a partially-diluted basis.

Under the Company’s bylaws, the quorum for the transaction of business at the Meeting will be two persons present in person, each being a Shareholder entitled to vote thereat, or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Company Shares carrying voting rights at the Meeting.

Procedure and Votes Required

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a)	each Company Share entitled to be voted at the Meeting will entitle the holder to one vote per Company Share at the Meeting in respect of the Arrangement Resolution;

(b)	the Arrangement Resolution must be approved by at least: 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting;

(c)	the quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote at the Meeting, or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Company Shares carrying voting rights at the Meeting. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. See Appendix A to this Circular for the full text of the Arrangement Resolution.

PART X — APPROVALS

Board of Directors’ Approval

ON BEHALF OF THE BOARD

(signed) “Jason Simpson”
Jason Simpson
President, Chief Executive Officer and Director
Orla Mining Ltd.
June 19, 2026

A-1

Appendix A

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Equinox Gold Corp. (“Acquiror”), Orla Mining Ltd. (“Company”) and securityholders of Company, all as more particularly described and set forth in the notice of meeting and management information circular (the “Circular”) of Company dated June 19, 2026 (as the Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)	the arrangement agreement among Acquiror and Company dated May 12, 2026, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”) and all the transactions contemplated therein, the actions of the directors of Company in approving the Arrangement and the actions of the directors and officers of Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto in accordance with its terms are hereby confirmed, ratified and approved in all respects;

(3)	the plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”) involving Acquiror, Company and securityholders of Company and implementing the Arrangement, the full text of which is set out in Schedule “A” to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)	Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement in accordance with and subject to the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(5)	notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the securityholders of Company or that the Arrangement has been approved by the Court, the directors of Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the securityholders of Company to:

a.	modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(6)	any director or officer of Company is hereby authorized and directed for and on behalf of Company to execute, whether under corporate seal of Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

(7)	any one or more directors or officers of Company is hereby authorized, for and on behalf and in the name of Company, to execute and deliver, whether under corporate seal of Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix B

Interim Order

(see attached)

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY JUN 1 9 2026 ./ JU M IN E SUPREME COURT OF BRITISH COLUMBIA No. S-264551 Vancouver Registry IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ORLA MINING LTD. AND EQUINOX GOLD CORP. ORLA MINING LTD. PETITIONER ORDER MADE AFTER APPLICATION (Interim Order) ) ) BEFORE ) ASSOCIATE JUDGE ) JUNE 19,2026 ) ) ON THE APPLICATION of the Petitioner, Orla Mining Ltd. (“Orla” or the “Company”), for an Interim Order pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”), in connection with a proposed statutory plan of arrangement (the “Arrangement”) to be effected on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) involving Orla and Equinox Gold Corp. (“Equinox”), without notice, coming on for hearing to be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 on June 19, 2026 at 9:45 a.m.; and ON HEARING Joseph Romanoski and Jessica Lewis, counsel for Orla, and UPON READING the Petition filed on June 17, 2026, Affidavit #1 of Etienne Morin sworn on June 16, 2026 and filed herein (the “Morin Affidavit”); and UPON BEING ADVISED that the staff of the Director (the “Director”) appointed under the CBCA has determined that the Director does not need to appear or be heard on the application; and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “U.S. Securities Act”), as amended, as a basis for an exemption from the registration requirements thereof with respect to securities issued and distributed under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

-2- THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Notice of Special Meeting and Management Information Circular (collectively, the “Circular”) for the Special Meeting of Shareholders to be held on July 22, 2026, attached as Exhibit “A” to the Morin Affidavit. SPECIAL MEETING 2. Pursuant to section 192 of the CBCA, Orla is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Company Shares”) in the capital of Orla to be held at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 on July 22, 2026 at 9:00 a.m. (Vancouver time), subject to any adjournment or postponement thereof, to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. 3. Orla is also authorized to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof. 4. The Meeting shall be called, held and conducted in accordance with the CBCA, the Circular, the articles of Orla, and applicable securities laws, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order. ADJOURNMENT 5 . Notwithstanding the provisions of the CBCA and the articles of Orla, and subject to the terms of the Arrangement Agreement, Orla, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Shareholders by one of the methods specified in paragraph 10 of this Interim Order. 6. The Record Date (as defined in paragraph 8 below) shall not change in respect of adjournments or postponements of the Meeting, subject to the provisions of the Arrangement Agreement. AMENDMENTS 7. Orla is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement, without any additional advance notice to the Shareholders, and the Arrangement and the Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of

-3- the Arrangement Resolution. Notice of any amendments will be effected in accordance with paragraph 13 herein. RECORD DATE 8. The record date for determining Shareholders entitled to receive notice of and vote at the Meeting is the close of business (Vancouver time) on June 15, 2026 (the “Record Date”). NOTICE OF SPECIAL MEETING 9. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 192 of the CBCA, and Orla shall not be required to send to the Shareholders any other or additional statement pursuant to section 192 of the CBCA. 10. The Circular and Notice of Petition (together, the “Notice Materials”), and the form of proxy, letter of transmittal, and voting instruction form (collectively and together with the Notice Materials, the “Meeting Materials”) in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Morin Affidavit, with such deletions, amendments or additions thereto as counsel for Orla may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to: a. the Registered Shareholders as they appear on the central securities register of Orla or the records of its registrar and transfer agent as at the close of business on the Record Date, but not to the Registered Shareholders who Orla, on two consecutive occasions, has sent a record but had such record returned because the Registered Shareholder could not be located, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods: i. by prepaid ordinary or air mail addressed to the Registered Shareholders at their address as they appear in the applicable securities registers of Orla or its registrar and transfer agent as at the Record Date; ii. by delivery in person or by courier to the addressee specified in paragraph 10 (a)(i) above; or iii. by email or facsimile transmission to any Registered Shareholder who identifies himself, herself or itself to the satisfaction of Orla, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request; b. the holders (“Convertible Securityholders”) of Company Convertible Securities as they appear in the books and records of Orla as at the close of business on the Record Date, the directors and auditors of Orla, the Director appointed under the CBCA by sending the Meeting Materials or, in the case of the Convertible Securityholders the Notice Materials, by prepaid ordinary mail, or by delivery in person or by recognized courier service or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and

-4- c. Non-Registered Shareholders, by providing, in accordance with National Instrument 54-101 - Communications with Beneficial Owners ofSecurities of a Reporting Issuer of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials, as applicable, to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the Non-Registered Shareholders; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Orla’s application for the Final Order. Orla is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein. 11. Accidental failure of or omission by Orla to give notice to any one or more of the Shareholders, or any other persons entitled thereto, or the non-receipt of such notice by one or more of the Shareholders, or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Orla (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Orla, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. DEEMED RECEIPT OF NOTICE 12. The Meeting Materials and Notice Materials (and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been received: a. in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing; b. in the case of delivery in person, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 10 above; c. in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch; and d. in the case of Non-Registered Shareholders, three (3) days after the delivery thereof to intermediaries and registered nominees. UPDATING MEETING MATERIALS 13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the Shareholders and Convertible Securityholders by press release, news release, newspaper advertisement or by notice sent to the Shareholders and Convertible Securityholders by any of the means set forth in paragraph 10 herein, as determined to be the most appropriate method of communication by the Board.

-5- QUORUM AND VOTING 14. Quorum for the transaction of business at the Meeting is two persons present in person, each being a Shareholder entitled to vote thereat, or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Company Shares. 15. In order to be effective, the Arrangement Resolution must be approved by at least 66%% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. 16. In all other respects, the terms, restrictions and conditions set out in the articles and by-laws of Orla shall apply in respect of the Meeting. PERMITTED ATTENDEES 17. The only persons entitled to attend the Meeting shall be (i) the Registered Shareholders or their respective proxyholders as of the Record Date, (ii) Orla’s directors, officers, auditors, and advisors, (iii) representatives of Equinox, including any of its directors, officers and advisors, and (iv) any other person admitted on the invitation of the Chair, and the only persons entitled to be represented and to vote at the Meeting shall be the Registered Shareholders or their respective proxyholders as at the close of business on the Record Date. SCRUTINEERS 18. Computershare Investor Services Inc. is authorized to and will act as scrutineer for the Meeting. SOLICITATION OF PROXIES 19. Orla is authorized to use the form of proxy (in substantially the same form as attached as Exhibit “C” to the Morin Affidavit) in connection with the Meeting. Orla may in its discretion waive generally the time limits for deposit of proxies by Shareholders if the Chair deems it reasonable to do so. Orla is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. 20. The procedure for the use of proxies at the Meeting and revocation of proxies will be as set out in the Meeting Materials. DISSENT RIGHTS 21. Each Registered Shareholder as of the Record Date shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 190 of the CBCA, as modified by the terms of this Interim Order, the Final Order and the Plan of Arrangement.

-6- 22. In order for a Registered Shareholder as of the Record Date to exercise such right of dissent (the “Dissent Right”): a. must, notwithstanding section 190(5) of the CBCA, deliver a written notice objection to the Arrangement Resolution (the “Notice of Dissent”) to Company c/o Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: Jessica Lewis, to be received by no later than 5:00 p.m. (Vancouver time) on July 20, 2026 (or by 5:00 p.m. (Vancouver time) on the date that is two Business Days before the date that any adjourned or postponed Meeting is reconvened); b. must not have voted his, her or its Company Shares at the Meeting, either by proxy or in person, in favor of the Arrangement Resolution; c. a vote against the Arrangement Resolution or an abstention shall not constitute a written notice objection required under subparagraph (a); d. must have been a Registered Shareholder as of the Record Date of the Meeting as of the deadline for exercising the Dissent Rights; e. must dissent with respect to all of the Company Shares held by such person; and f. the exercise of such Dissent Right must otherwise comply with the requirements of section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. 23. Subject to further order of this Court, the rights available to the Shareholders under the CBCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement. 24. Notice to the Shareholders of their Dissent Rights with respect to the Arrangement Resolution and to receive the fair value of their Company Shares, subject to the provisions of the CBCA and the Arrangement, as modified by this Interim Order, the Plan of Arrangement, and the Final Order, shall be given by including information with respect to this right in the Circular to be sent to Shareholders in accordance with this Interim Order. APPLICATION FOR FINAL ORDER 25. Upon the approval, with or without variation, by the Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Orla may apply to this Court for, inter alia, an order: a. pursuant to CBCA section 192(4)(e) approving the Arrangement; and b. pursuant to CBCA section 192(4)(e) declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to the Shareholders; (collectively, the “Final Order”),

-7- and that the hearing of the Final Order will be held on July 28, 2026 , at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct and at which the substantive and procedural fairness of the Arrangement is considered and at which all persons to whom securities will be issued under the Arrangement have the right to appear, be heard and receive proper notice subject to paragraph 31 hereof, which Final Order will serve as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the issuance and distribution of securities pursuant to the Plan of Arrangement. 26. The form of Notice of Petition attached to the Morin Affidavit as Exhibit “B” is hereby approved as the form of Notice of Proceedings for such approval. 27. Any Shareholder or Convertible Securityholder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Orla’s solicitors at: CASSELS, BROCK & BLACKWELL LLP Suite 3100 - Park Place 666 Burrard Street, Vancouver, BC, V6C 2X8 Attention: Jessica Lewis Fax number for delivery: (604) 691 6120 Telephone: (778) 372 6791 by or before 4:00 p.m. (Vancouver time) on July 24, 2026. 28. Sending the Notice of Petition and this Interim Order in accordance with paragraph 10 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with. 29. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon in addition to the solicitors for Orla, shall be the solicitors for Equinox, the Director, and any persons who have delivered a Response in accordance with this Interim Order. 30. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. VARIANCE 31. Orla shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

- 8 - 32. Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8)-(12) of the Supreme Court Civil Rules are dispensed for the purposes of any further application to be made pursuant to this Petition. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Date:

No. S-264551 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ORLA MINING LTD. AND EQUINOX GOLD CORP. ORLA MINING LTD. PETITIONER ORDER MADE AFTER APPLICATION (Interim Order) CASSELS BROCK & BLACKWELL LLP Suite 3100 - Park Place 666 Burrard Street, Vancouver, BC, V6C 2X8 Telephone: (778) 372 7333 Facsimile: (604) 691-6120 E-mail: jlewis@cassels.com Attention: Jessica Lewis

Appendix C

Notice of Petition

(see attached)

No. S-264551

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ORLA MINING LTD. AND EQUINOX GOLD CORP.

ORLA MINING LTD.

PETITIONER

NOTICE OF PETITION

To: The holders (the “Shareholders”) of common shares in the capital of Orla Mining Ltd. (“Orla”), and the holders (the “Convertible Securityholders”) of certain convertible securities of Orla

NOTICE IS HEREBY GIVEN that a Petition has been filed by Orla in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Canada Business Corporations Act, R.S.C., 1985, c. 44, as amended;

AND NOTICE IS FURTHER GIVEN that by Order of Associate Judge Robertson, an Associate Judge of the Supreme Court of British Columbia, dated June 19, 2026, (the “Interim Order”), the Court has given directions as to the calling of a special meeting of the Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive securities of Orla and Equinox Gold Corp. in the exchanges provided for in and pursuant to the terms of the Arrangement, shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on July 28, 2026, at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”);

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any Shareholder or Convertible Securityholder may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British

Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to Orla at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on July 24, 2026, or in the case of an adjournment, the date that is two business days prior to the date of the hearing of the application for the Final Order.

Orla’s address for delivery is:

CASSELS, BROCK & BLACKWELL LLP

Suite 3100 - Park Place

666 Burrard Street, Vancouver, BC, V6C 2X8

Attention: Jessica Lewis

Fax number for delivery: (604) 691 6120

Telephone: (778) 372 6791

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of Orla at the address for delivery set out above.

Date: June 19, 2026	(signed) "Jessica Lewis"
Signature of lawyer for Orla Mining Ltd.
Jessica Lewis

Appendix D

Plan of Arrangement

Plan of Arrangement
Under SECTION 192 of the
Canada Business Corporations AcT

Article 1
DEFINITIONS AND INTERPRETATION

1.1             Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Acquiror” means Equinox Gold Corp.;

“Acquiror Holdco” means a corporation incorporated under the federal laws of Canada prior to the Effective Date, and which will be, when incorporated, a wholly-owned subsidiary of Acquiror;

“Acquiror Holdco Shares” means common shares in the capital of Acquiror Holdco;

“Acquiror Shares” means the common shares of Acquiror as currently constituted;

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Amalco” has the meaning set forth in Section 3.1(h)(i).

“Amalco Shares” has the meaning set forth in Section 3.11(d);

“Amalgamation” has the meaning set forth in Section 3.1(h)(i);

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 or at the direction of the Court in the Final Order with the prior written consent of Company and Acquiror, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated May 12, 2026 between Acquiror and Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

“Cash Consideration” means $0.0001 per Company Share, without interest;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Company” means Orla Mining Ltd.;

“Company Bonus Share Agreement” means the bonus share agreement dated July 14, 2017 between the Company and Charles Jeannes;

“Company Bonus Shares” means 500,000 Company Shares issuable to the Chairman of the Company Board pursuant the Company Bonus Share Agreement;

“Company DSU” means a deferred share unit issued pursuant to the Company DSU Plan;

“Company DSU Holder” means a holder of one or more Company DSUs;

“Company DSU Plan” means the deferred share unit plan of Company effective June 27, 2018 and amended June 12, 2019;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Noteholder” means a holder of one or more Company Notes;

“Company Notes” means the convertible notes of Company;

“Company Optionholders” means the holders of Company Options;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

“Company PSU” means a performance share unit issued pursuant to the Company PSU Plan;

“Company PSU Holder” means a holder of one or more Company PSUs;

“Company PSU Plan” means the performance share unit plan of the Company effective March 27, 2023 and amended March 30, 2024 and December 18, 2025;

“Company RSU” means a restricted share unit issued pursuant to the Company RSU Plan;

“Company RSU Holder” means a holder of one or more Company RSUs;

“Company RSU Plan” means the restricted share unit plan of Company effective April 2, 2020 and amended June 24, 2025;

“Company Shareholder” means a holder of Company Shares;

“Company Shares” means the common shares of Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company effective December 6, 2016 and amended May 24, 2018, June 12, 2019 and June 24, 2025;

“Company Warrantholder” means a holder of one or more Company Warrants;

“Company Warrants” means the common share purchase warrants of Company;

“Consideration” means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of the Consideration Shares and the Cash Consideration;

“Consideration Shares” means the Acquiror Shares to be issued to the Company Shareholders pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 4 of this Plan of Arrangement (provided that Dissent Rights of such Dissenting Shareholder have not terminated or ceased to apply with respect to such shares);

“Dissenting Shareholder” means a registered holder of Company Shares as of the record date of the Company Meeting who has (i) duly and validly exercised Dissent Rights in strict compliance with the dissent procedures set out in Section 190 of the CBCA, as modified by Section 4.1 hereto, the Interim Order, the Final Order, or any other order of the Court, and (ii) who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.5;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, unless a different time on the Effective Date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

“Exchange Ratio” means 1.00 of an Acquiror Share for each Company Share;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, approving the Arrangement, in form and substance acceptable to Company and Acquiror, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both Company and Acquiror, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Company and Acquiror, each acting reasonably);

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, tribal, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Acquiror Shares issuable as Consideration pursuant to the Arrangement, made pursuant to Section 192 of the CBCA following the application contemplated by Section 2.3(a) of the Arrangement Agreement, in form and substance acceptable to both Company and Acquiror, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Company and Acquiror, each acting reasonably);

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Parties” means, Company and Acquiror and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court, with the consent of Company and Acquiror, each acting reasonably;

“Section 85 Election” shall have the meaning ascribed thereto in Section 3.8;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2             Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3             Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4             Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5             Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6             Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of United States.

1.7             Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8             Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on, without any further act or formality required on the part of any Person: Acquiror, Acquiror Holdco, Company, the Depositary, all registered and beneficial Company Shares, including Dissenting Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company DSU Holders, Company Noteholders, Company Warrantholders, the registrar and transfer agent in respect of the Company Shares, Amalco (upon and following the Amalgamation) and all other persons.

Article 2
ARRANGEMENT AGREEMENT

2.1           Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Article 3
ARRANGEMENT

3.1           Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a)	each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings pursuant to Section 5.4, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares), and shall cease to represent a restricted share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company RSU shall be immediately cancelled by the Company and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as Company RSU Holders. Each Company RSU Holder’s name shall be removed from the register of Company RSUs maintained by or on behalf of Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b)	each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle, net of withholdings pursuant to Section 5.4, in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares), and shall cease to represent a deferred share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company DSU shall be immediately cancelled by the Company and the holders of such Company DSUs shall cease to be holders thereof and to have any rights as Company DSU Holders. Each Company DSU Holder’s name shall be removed from the register of Company DSUs maintained by or on behalf of Company and all agreements relating to the Company DSUs shall be terminated and shall be of no further force and effect;

(c)	each Company PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent such that the “Performance Percentage” (as provided for under the Company PSU Plan) shall be deemed at 100%, shall be transferred by the holder thereof to the Company and cancelled by the Company in exchange for a cash payment, net of withholdings pursuant to Section 5.4, by the Company (using Company’s own funds not funds directly or indirectly provided by Acquiror or its affiliates) equal to the Market Price (as defined in the Company PSU Plan).

(d)	immediately prior to the exchange set forth in Section 3.1(e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to Company (free and clear of any Liens of any nature whatsoever) and cancelled, and Company shall thereupon be obligated to pay the amount therefore determined and payable in accordance with Article 4, and:

(i)	such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Company Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 4.1 out of reserves established by the Company therefore; and

(ii)	such Dissenting Shareholder’s names shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company;

(e)	each outstanding Company Share (excluding any Dissent Share or any Company Shares held by Acquiror or its affiliates but including Company Shares issued pursuant to Section 3.1(a) and Section 3.1(b) above) shall be deemed to be transferred and assigned by the holder thereof, without further act or on its part, to Acquiror (free and clear of all Liens of any nature whatsoever) in exchange for the Consideration, and

(i)	each holder of such Company Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company; and

(iii)	Acquiror shall be deemed to be the transferee of such Company Shares (free and clear of any Liens of any nature whatsoever) and the register of Company Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

(f)	notwithstanding the Company Stock Option Plan, each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall fully vest, and such Company Option shall remain outstanding in accordance with the terms of the Company Stock Option Plan, and the rights under such Company Option to acquire Company Shares shall be disposed of in exchange for new rights under such Company Option to acquire from the Acquiror, pursuant to the terms of the Company Option and in accordance with the terms of the Company Stock Option Plan, such number of Acquiror Shares equal to: (A) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Acquiror Shares, at an exercise price equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. The Company Option shall be exercisable until the original expiry date of the Company Option, except that the term of any Company Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Acquiror following thirty days after the Effective Date shall be the lesser of (i) the current expiry date of the Company Option; and (ii) the date that is twelve months following the Effective Date. For greater certainty, except as otherwise set out herein, the original grant agreement evidencing a Company Option and all terms and conditions of such Company Option and the conditions to and manner of exercising such Company Option existing prior to the Effective Time, shall in each case remain the same, and such Company Option shall continue after the Effective Time until such Company Option is exercised, terminated or expires in accordance with such terms and conditions;

(g)	all Company Shares held by the Acquiror shall be, and shall be deemed to be, transferred to Acquiror Holdco in exchange for Acquiror Holdco Shares having a value and stated capital equal to the value of the Company Shares transferred, and Acquiror Holdco shall be added to the securities register maintained by or on behalf of Company in respect of the Company Shares showing such holder as the legal and beneficial owner of the Company Shares transferred and Acquiror shall be added to the securities register maintained by or on behalf of Acquiror Holdco in respect of the Acquiror Holdco Shares showing such holder as the legal and beneficial owner of the Acquiror Holdco Shares issued. Acquiror and Acquiror Holdco will jointly file an election under section 85 of the Tax Act with an agreed amount not exceeding the adjusted cost base (as defined in the Tax Act) of the Company Shares transferred to Acquiror Holdco; and

(h)	on the date that is two (2) Business Days after Company files a valid T2067 election under subsection 89(1) of the Tax Act to cease to be a “public corporation” for purposes of the Tax Act (which filing shall occur no later than five (5) Business Days following the date that the Company Shares are officially delisted from each and every “designated stock exchange” (within the meaning of the Tax Act) in Canada):

(i)	Acquiror Holdco and Company shall amalgamate (the “Amalgamation”) to form one corporate entity with the same effect as if they were amalgamated under section 181 of the CBCA, except that the separate legal existence of Company will not cease and Company will survive the Amalgamation (Company, as such surviving entity, “Amalco”) and, for the avoidance of doubt, the Amalgamation together with the transactions described in Sections 3.1(a) through 3.1(h) are intended to constitute a single, integrated transaction qualifying as a tax deferred reorganization within the meaning of section 368(a)(1)(A) of the U.S. Tax Code by reason of section 368(a)(2)(E) of the U.S. Tax Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act;

(ii)	effective immediately prior to the Amalgamation, the stated capital account maintained in respect of the Company Shares shall be reduced to CAD$1.00 and the amount by which the stated capital of Company is reduced shall not be distributed to Acquiror Holdco;

(iii)	pursuant to the Amalgamation, the separate legal existence of Acquiror Holdco shall cease without Acquiror Holdco being liquidated or wound up and Acquiror Holdco and Company shall continue as Amalco, and the property and obligations of Acquiror Holdco and Company shall become the property and obligations of Amalco, as more fully described in Section 3.11;

(iv)	effective on the Amalgamation, each Company Share shall be cancelled without any repayment of stated capital in respect of those shares; and

(v)	effective on the Amalgamation, each Acquiror Holdco Share will be exchanged for an Amalco Share, as more fully described in Section 3.11(e).

The exchanges and cancellations provided for in Sections 3.1(a) through 3.1(g) will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2             Company Notes

In accordance with the terms of each of the Company Notes and to the extent not otherwise exercised, each holder of a Company Note shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Note, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Notes immediately prior to the Effective Time. Each Company Note shall continue to be governed by and be subject to the terms of the applicable Company Note certificate, subject to any supplemental exercise documents issued by Acquiror to Company Noteholders to facilitate the exercise of the Company Notes and the payment of the corresponding portion of the exercise price thereof. Company Noteholders will be advised that securities issuable upon the exercise of the Company Notes in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.3             Company Warrants

In accordance with the terms of each of the Company Warrants and to the extent not otherwise exercised, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant certificate, subject to any supplemental exercise documents issued by Acquiror to Company Warrantholders to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof. Company Warrantholders will be advised that securities issuable upon the exercise of the Company Warrants in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.4             Company Bonus Shares

Notwithstanding the terms of the Company Bonus Share Agreement, the Company Bonus Shares outstanding immediately prior to the Effective Time shall not vest in accordance with the terms of the Company Bonus Share Agreement on the occurrence of a Change of Control (as such term is defined in the Company Bonus Share Agreement) but shall be adjusted such that the Company Bonus Shares shall vest and be settled on the date the holder thereof ceases to act as a director of the Acquiror Board, and the holder of the Company Bonus Shares shall be entitled to receive (and such holder shall accept) upon the settlement of such Company Bonus Shares following the Effective Date, in lieu of Company Shares to which such holder was theretofore entitled upon such settlement, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Company Bonus Shares had settled immediately prior to the Effective Time. The holder of the Company Bonus Shares will be advised that securities issuable upon the settlement of the Company Bonus Shares in the U.S. or by a person in the U.S., if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.5             Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates or direct registration (“DRS”) advice-statements representing the Acquiror Shares required to be issued to Former Company Shareholders and cash required to satisfy the aggregate Cash Consideration, all in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares and Cash Consideration to which they are entitled pursuant to Section 3.1.

3.6             Acquiror Shares

(a)	No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share; and

(b)	All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the Business Corporations Act (British Columbia).

3.7           No Fractional Cash Consideration

In any case where the aggregate amount of cash payable to a particular Company Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent.

3.8           Section 85 Election

(a)	An Eligible Holder who is entitled to receive Acquiror Shares under Section 3.1(e) shall be entitled to make a joint income tax election with Acquiror, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of Company Shares under this Plan of Arrangement by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 120 days following the Effective Date. Acquiror shall, within 60 days of receipt thereof, sign and return validly completed election forms which are in compliance with the provisions of the Tax Act (and applicable provincial tax law) and the procedures in the tax instruction letter and which are received within 120 days following the Effective Date to the relevant Eligible Holders for filing with the Canada Revenue Agency (or applicable provincial tax authority). Other than the foregoing obligation, neither the Company, Acquiror nor any successor corporation shall be responsible for the proper completion of any election form, nor for any Taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Acquiror or any successor corporation may choose to sign and return a joint election form received by it more than 120 days following the Effective Date, but will have no obligation to do so.

(b)	Upon receipt of a Transmittal Letter in which the Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Acquiror will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Acquiror in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law) in respect of the sale of the Eligible Holder’s Company Shares.

3.9           Calculations

All calculations and determinations made by Acquiror, Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.10          Adjustments to Consideration

The Consideration Shares issuable to a Company Shareholder pursuant to Section 3.1(e) shall be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Company Shares), consolidation, reorganization, recapitalization or other like change with respect to Company Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

3.11          Amalgamation of Acquiror Holdco and Company

Pursuant to Section 3.1(h), Acquiror Holdco and Company shall amalgamate to form Amalco under the CBCA, with the effect described below, and, unless and until otherwise determined in the manner required by Law, the following shall apply:

(a)	Name. The name of Amalco shall be Orla Mining Ltd.;

(b)	Registered Office. The registered office of Amalco shall be located in Vancouver, British Columbia. The address of the registered office shall be ●;

(c)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(d)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares (“Amalco Shares”);

(e)	Share Provisions. Amalco Shares shall have the same terms as Acquiror Holdco Shares;

(f)	First Directors. The first director(s) of Amalco shall be ●;

(g)	Articles. The articles of Amalco shall be the same as the articles of Company;

(h)	By-Laws. The by-laws of Amalco shall be the same as the by-laws of Company;

(i)	First Annual General Meeting. The first annual general meeting of Amalco shall be held within 18 months from the Effective Date;

(j)	Stated Capital. The stated capital of the issued and outstanding Amalco Shares shall be equal to the stated capital of the issued and outstanding Acquiror Holdco Shares immediately before the Amalgamation; and

(k)	Effect of Amalgamation. Upon the Amalgamation becoming effective:

(i)	the property of Acquiror Holdco and Company shall continue to be the property of Amalco;

(ii)	Amalco shall continue to be liable for the obligations of Acquiror Holdco and Company;

(iii)	all existing causes of action, claims or liabilities to prosecution with respect to Acquiror Holdco and Company shall be unaffected;

(iv)	all civil, criminal or administrative actions or proceedings pending by or against Acquiror Holdco or Company may be continued to be prosecuted by or against Amalco;

(v)	all convictions against, or rulings, orders or judgments in favour of or against Acquiror Holdco or Company may be enforced by or against Amalco; and

(vi)	the articles of amalgamation of Amalco will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation of Amalco will be deemed to be the certificate of incorporation of Amalco.

Article 4
DISSENT RIGHTS

4.1           Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than Acquiror and its affiliates) as of the record date of the Company Meeting may exercise rights of dissent (“Dissent Rights”) with respect to all (but not less than all) Company Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order, or any other order of the Court, and this Section 4.1; provided that, notwithstanding anything to the contrary contained in part XV of the CBCA, the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by section 190(5) of the CBCA must be received by Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly and validly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Company, free and clear of all Liens, as provided in Section 3.1(d) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(d)); (ii) will be entitled to be paid the fair value of such Company Shares, less applicable withholding Taxes in accordance with Section 5.4, by Company (using Company’s own funds and not funds directly or indirectly provided by Acquiror or its affiliates), which fair value, notwithstanding anything to the contrary contained in Section 190 of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b)	is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(e) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2           Recognition of Dissenting Shareholders

(a)	In no circumstances shall Acquiror, Company, Amalco or any other person be required to recognize a person exercising Dissent Rights as a holder of Company Shares unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.

(b)	For greater certainty, in addition to any other restrictions under section 190 of the CBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of a Company Note, Company Warrant, Company Bonus Shares, Company RSU, Company DSU or Company PSU; and (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

(c)	In no case shall Acquiror, Company, Amalco or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares after the completion of the transfer under Section 3.1(d), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(d) occurs, and Company or Amalco as successor to Company shall be recorded as the registered holder of such Company Shares and shall be deemed to be the legal owner of such Company Shares.

Article 5
DELIVERY OF CONSIDERATION

5.1           Delivery of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate or a DRS advice-statement that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Acquiror Shares and Cash Consideration in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate or DRS advice-statement under the CBCA and the constating documents of Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS advice-statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares and Cash Consideration that such holder is entitled to receive in accordance with Section 3.1.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate or DRS advice-statement that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Cash Consideration and a certificate or DRS advice-statement representing Acquiror Shares that the holder of such certificate or DRS advice-statement is entitled to receive in accordance with Section 3.1.

5.2           Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares and Cash Consideration that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing Acquiror Shares and Cash Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Cash Consideration and a certificate representing such Acquiror Shares is to be delivered shall, as a condition precedent to the delivery of such Cash Consideration and Acquiror Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Company.

5.3           Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

5.4           Withholding Rights

Acquiror, Company, the Depositary, and their respective agents, as applicable (in this paragraph, the “payor”), shall each be entitled to deduct and withhold from any consideration payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares) or otherwise deliverable to any person under the Plan of Arrangement and Arrangement Agreement (including any payment to Dissenting Shareholders) such amounts as the payor is required to deduct or withhold therefrom under any applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, the payor. Each payor is hereby authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds (after deducting all reasonable commissions, fees and other reasonable expenses in respect of such sale) to the payor to enable it to comply with such deduction or withholding requirement and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and no payor shall be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Consideration Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any such sale.

5.5           Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then the Cash Consideration to which such Former Company Shareholder was entitled to receive shall be automatically returned to Acquiror and the Acquiror Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Company Shareholder in such Acquiror Shares and Cash Consideration to which it was entitled shall be terminated as of such final proscription date.

5.6           Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs, Company DSUs, Company PSUs, Company Notes or Company Warrants, issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders (other than Acquiror or any of its affiliates), Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders, Company, Acquiror, Acquiror Holdco, Amalco, the Depositary and any transfer agent or other depositary therefore in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs, Company DSUs, Company PSUs, Company Notes or Company Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 6
AMENDMENTS

6.1           Amendments to Plan of Arrangement

(a)	Acquiror and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Acquiror and the Company (each acting reasonably) and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court; and (ii) communicated to the Company Shareholders, Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Acquiror and the Company (each acting reasonably), may be proposed by Acquiror and Company at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and Company (each acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Acquiror and Company without the approval of or communication to the Court or the Company Shareholders, Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders, provided that it concerns a matter which, in the reasonable opinion of Acquiror and Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders, Company Optionholders, Company RSU Holders, Company DSU Holders, Company PSU Holders, Company Noteholders and Company Warrantholders.

Article 7
FURTHER ASSURANCES

7.1           Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror and Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Article 8
U.S. SECURITIES LAW MATTERS

8.1           U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, to provide for the issuance of freely tradeable shares, the Acquiror shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 or such other applicable form with the SEC to register the issuance of Acquiror Shares upon exercise of Company Options. Acquiror has also agreed to apply and use commercially reasonable efforts to obtain approval for listing on the NYSE American by the Effective Time of the Consideration Shares and any Acquiror Shares issuable after the Effective Time, including upon exercise of any Company Options.

Appendix E

Scotiabank Fairness Opinion

(see attached)

Scotia Capital Inc.
18th Floor – 650 West Georgia St.
Vancouver, B.C.
V6B 4N9

May 12, 2026

The Special Committee of Board of Directors and

the Board of Directors

Orla Mining Ltd.

Vancouver Office

2020 – 666 Burrard St.

Vancouver, British Columbia

V6C 2X8

To the Special Committee of the Board of Directors and the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understand that Orla Mining Ltd. (“Orla” or the “Company”) and Equinox Gold Corp. (“Equinox” or the “Acquirer”) propose to enter into an agreement to be dated May 12, 2026 (the “Arrangement Agreement”), pursuant to which, among other things, all of the outstanding common shares of the Company (the “Shares”) will be exchanged for common shares of the Acquirer pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). Under the terms of the Arrangement, the holders of the Shares (each a “Shareholder”) will be entitled to receive 1.00 newly issued common share of the Acquirer and a nominal cash payment of $0.0001 (collectively, the “Consideration”) for each Share held. The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular (the “Circular”) which will be mailed to the Shareholders in connection with the Arrangement.

We have been retained to provide financial advice and assistance to the special committee (the “Special Committee”) of the board of directors of the Company (the “Board of Directors”) in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Special Committee and the Board of Directors as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by the Shareholders.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on April 20, 2026. Scotia Capital was formally engaged by the Special Committee as financial advisor to the Special Committee pursuant to an engagement letter dated April 29, 2026 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, including a fixed fee for rendering the Opinion. The fees that Scotia Capital will receive for its advisory services are not contingent upon the completion of the Arrangement or the conclusion of the Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia

Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of senior investment banking professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, the Acquirer or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein.

In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acted as co-financial advisor on the Company’s acquisition of the Musselwhite Mine from Newmont Corporation; (ii) acted as Joint Bookrunner and Administrative Agent for the Company’s US$150 million revolving credit facility, (iii) acted as Joint Bookrunner and Administrative Agent for the Company’s US$100M term loan; (iv) provided general banking, FX and cash management services to the Company; (v) acted as Mandated Lead Arranger, Joint Bookrunner and Co-Syndication Agent for the Acquirer’s US$1.0 billion syndicated revolving credit facility; (vi) acted as Mandated Lead Arranger, Joint Bookrunner and Administrative Agent for the Acquirer’s US$500M syndicated term loan; (vii) acted as capital markets advisor in connection with the Acquirer’s sale of its Brazilian operations; and (viii) provided general banking, FX and cash management services to the Acquirer.

There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement and the plan of arrangement dated May 12, 2026;

2.	audited annual consolidated financial statements of the Company and the Acquirer and management’s discussion and analysis related thereto for the fiscal years ended December 31, 2023, 2024, and 2025;

3.	unaudited condensed interim consolidated financial statements of the Company and the Acquirer and management’s discussion and analysis related thereto for the three-month period ended March 31, 2026;

4.	the notice of the annual meeting of the Shareholders and the management information circular of the Company for the meeting dated May 7, 2026;

5.	the notice of the annual meeting of the shareholders of the Acquirer and the management information circular of the Acquirer for the meeting dated May 4, 2026;

6.	certain other publicly available securities regulatory filings of the Company and the Acquirer for the fiscal years ended December 31, 2023, 2024, and 2025;

7.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquirer;

8.	internal financial, operating and corporate information or reports of the Company and the Acquirer;

9.	discussions with senior management of the Company regarding the review of the Acquirer, various risks related to project development, the Company’s long-term prospects, and other issues and matters considered by us to be relevant;

10.	public information relating to the business, operations, financial performance and stock trading history of the Company, the Acquirer and other selected public companies considered by us to be relevant;

11.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

12.	third party expert reports, such as technical reports, relating to the Company and the Acquirer;

13.	reports published by equity research analysts and industry sources we considered relevant;

14.	historical market prices and trading activity for the Shares and common shares of the Acquirer;

15.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

16.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited consolidated financial statements and the reports of the auditors thereon and the Company’s condensed interim consolidated unaudited financial statements. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Senior officers of the Company have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company, the Acquirer, or any of their respective subsidiaries which would reasonably be expected to affect the Opinion in any material respect (based on understanding of the assumptions used and the scope of work undertaken by Scotia Capital); (b) with the exception of budgets, forecasts, projections or estimates referred to in (d), below, the Information provided to Scotia Capital orally by, or in the presence of, an officer of the Company, or in writing by or on behalf of the Company in respect of the Company and its subsidiaries, in connection with the Arrangement is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; (d) any portions of the Information provided to Scotia Capital which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation) reasonable in the circumstances and are not, in the reasonable belief of management of the Company, misleading in any material respect; and (e) other than the formal valuation prepared by Davidson & Company LLP dated November 17, 2024 in connection with the Company’s previous acquisition of the Musselwhite Mine, there have been no valuations (including any “prior valuations” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) or appraisals relating to the Company, its securities or material assets that have been prepared as of a date within the two year period preceding the date of the certificate and which have not been disclosed in writing to Scotia Capital.

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement did not differ in any material respect to the most recent draft thereof reviewed by us, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person. Our Opinion was not intended to be, and does not constitute, a recommendation to the Special Committee or the Board of Directors as to whether they should approve the Arrangement or to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement or its Shares. The Opinion does not address in any manner the prices at which the Company’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable to Scotia Capital in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or any of its affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

The Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of this Opinion.

Summary of Financial Analysis and Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain value analyses on the Company and the Acquirer based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In considering the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by the Shareholders, Scotia Capital considered the following matters, among others:

Financial Projections

In the course of our analysis, Scotia Capital reviewed, among other things, financial models provided by management of the Company for each of Orla (the “Orla Financial Model”) and Equinox (the “Equinox Financial Model”). These financial models include, among other things, assumptions, estimates and projections regarding resources, future commodity prices, production levels, operating and capital costs, depreciation, taxes, royalties and mine life. Management of the Company has represented to Scotia Capital that the financial models reflect, and continue to reflect, the best currently available assumptions, estimates and judgements of management of the Company and were prepared using the assumptions identified therein, which, in the reasonable belief of management of the Company are, and continue to be, reasonable in the circumstances.

Scotia Capital has adjusted the financial models to use the average of equity research analyst estimates for future commodity prices rather than the estimates for future commodity prices provided by management of the Company. Such adjustments were made to ensure that the forecasts for future commodity prices are comparable to those used by equity research analysts in calculating the net asset values and cash flows that are utilized in the comparable trading and other analyses described below.

Net Asset Value Analysis

Scotia Capital determined net asset values for each of Orla and Equinox as of March 31, 2026, by calculating, at the applicable point in time, the estimated present value of the future unlevered, after-tax free cash flows that each of Orla and Equinox was forecasted to generate based on the Orla Financial Model and the Equinox Financial Model. The present values of the unlevered, after-tax free cash flows that each of Orla and Equinox was forecasted to generate were calculated by applying discount rates consistent with those commonly used for precious metal companies by equity research analysts, as well as other financial and industry participants, in calculating net asset values. The resulting present values were then adjusted to reflect, among other things, the value of unmodelled resources / non-operating assets, the net cash or net debt balance as of March 31, 2026, and the estimated, tax-effected, present value of future corporate general and administrative expenses, for each of Orla and Equinox.

The above-described analysis resulted in an implied per share net asset value for each of Orla (the “Orla NAV per Share”) and Equinox (the “Equinox NAV per Share”). The calculation of net asset value for each of Orla and Equinox made no assumptions regarding the financing of any forecast capital expenditures.

Comparable Trading Analysis

Scotia Capital reviewed selected publicly traded precious metals companies and compared those companies to each of Orla and Equinox on several factors, including jurisdiction, geographic location, production scale and commodity mix. Scotia Capital recognizes that no company reviewed in the comparable trading analysis is directly comparable to Orla or Equinox, as applicable, and that each of the selected publicly traded precious metals companies is unique in terms of size, geographic location, production scale and commodity mix.

Scotia Capital primarily reviewed the multiple of price to net asset value based on, to the extent available to Scotia Capital, the average of equity research analyst estimates of the net asset value per share for the selected publicly traded precious metals companies.

As a secondary approach, Scotia Capital reviewed the multiple of price to estimated cash flow per share for each of 2027 and 2028 based on, to the extent available to Scotia Capital, the average of equity research estimates of cash flow per share for each of 2027 and 2028 for the selected publicly traded precious metals companies.

To arrive at an implied range of prices for the Shares and the common shares of Equinox, Scotia Capital applied a selected multiple range based on its experience and professional judgement to each of:

i.	the Orla NAV per Share and Equinox NAV per Share, as applicable;

ii.	the estimated 2027 cash flow per share as determined by the Orla Financial Model or the Equinox Financial Model, as applicable; and

iii.	the estimated 2028 cash flow per share as determined by the Orla Financial Model or the Equinox Financial Model, as applicable.

Discounted Cash Flow Analysis

To arrive at an implied range of prices for each of the Shares and the common shares of Equinox, Scotia Capital reviewed the range of implied discounted cash flow (“DCF”) values per share. The range of implied DCF values per share for each of Orla and Equinox were calculated using the same methodology as described above in “Net Asset Value Analysis”, and using spot commodity prices as of May 12, 2026 in addition to the average of equity research analyst estimates for future commodity prices. In addition, Scotia Capital used the capital asset pricing model and various other assumptions to estimate the real estimated weighted average cost of capital range for each of Orla and Equinox.

Implied Exchange Ratio Analysis

In evaluating the Consideration, Scotia Capital relied upon the methodologies presented herein, as well as the assumptions, explanations and limitations set forth herein, to determine a range of prices for each of the Shares and the common shares of Equinox. Based upon this range of prices, Scotia Capital calculated a range of implied exchange ratios, in each case being the number of Equinox common shares per Share, against which the Consideration was compared.

Additional Analysis and Other Factors Considered

In evaluating the common shares of Equinox to be issued as the Consideration under the Arrangement, Scotia Capital is of the view that the current trading price of the Equinox common shares represents a reasonable proxy for the value of the Equinox common shares.

As of the date of the Opinion, Equinox’s trading value is not inconsistent with the implied values for Equinox resulting from the methodologies presented herein. In addition, Equinox has a public float (excluding insiders and holders of greater than 10% of the shares outstanding) of approximately 670 million shares and, during the 90-day period ended May 12, 2026, the average daily trading volume of Equinox was approximately 13 million shares. Equinox is well known to market professionals, with 11 equity research analysts providing research coverage. Upon completion of the Arrangement, Shareholders would own approximately 33% of the outstanding common shares of Equinox.

Accordingly, Scotia Capital is of the view that the Consideration should be considered equivalent to approximately US$14.80 per Share, as of May 12, 2026.

Although not forming part of our financial analysis, Scotia Capital considered several other factors in arriving at the Opinion, including the following:

a)	the historical trading prices of the Shares and the common shares of Equinox during the 52-week period ended May 12, 2026;

b)	equity research analyst price targets for the Shares and the common shares of Equinox, as of May 12, 2026, as reflected in equity research analyst reports available to Scotia Capital; and

c)	Scotia Capital reviewed available public information for selected precedent transactions involving producing precious metal companies that Scotia Capital, based on its experience and professional judgement, considered relevant. Scotia Capital recognizes that no company or transaction reviewed in the precedent transactions analysis is directly comparable to Orla or the Arrangement, and that each of the selected precedent precious metal company transactions is: (i) unique in terms of size, geographic location, commodity mix, prevailing market conditions and transaction structure; and (ii) reflective of the strategic rationale of both the respective acquirer and target.

Scotia Capital reviewed the multiple of price to net asset value based on, to the extent available to Scotia Capital, the average of equity research analyst estimates of the net asset value of the target at the date of each precedent transaction.

To arrive at an implied range of prices for the Shares, Scotia Capital applied a selected multiple range based on its experience and professional judgement to the Orla NAV per Share, against which the value of the Consideration was compared.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

(signed) "Scotia Capital Inc."

SCOTIA CAPITAL INC.

F-1

Appendix F

Consent of Scotia Capital Inc.

To:      The Board of Directors of Orla Mining Ltd. (the “Company”)

We refer to the fairness opinion of our firm dated May 12, 2026 (the “Scotiabank Fairness Opinion”), which we prepared for the benefit and use of the board of directors of the Company (the “Board”) and the special committee of the Board (the “Special Committee”) in connection with the arrangement under the Canada Business Corporations Act involving the Company and Equinox Gold Corp. (the “Arrangement”). We refer also to the Notice of Special Meeting of Shareholders and Management Information Circular dated June 19, 2026 (the “Circular”) concerning the special meeting of shareholders of the Company to approve, among other things, the Arrangement.

We hereby consent to the references to our firm name and the Scotiabank Fairness Opinion contained in the Letter to Shareholders, under the headings “Questions and Answers Relating to the Meeting and Arrangement”, “Glossary of Terms”, “Summary Information – Recommendations of the Special Committee and the Board”, “Summary Information – Reasons for the Arrangement” “Summary Information – Scotiabank Fairness Opinion”, “Part II – The Arrangement – Background to the Arrangement”, “Part II – The Arrangement – Recommendations of the Special Committee and the Board”, “Part II – The Arrangement – Reasons for the Arrangement”, “Part II – The Arrangement – Opinions of Financial Advisors – Scotiabank”, “Part VIII – Other Information – Experts” and to the inclusion of the full text of the Scotiabank Fairness Opinion in Appendix E to the Circular.

Our opinion letter was given as at May 12, 2026, and remains subject to the assumptions, limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the Board and the Special Committee shall be entitled to rely upon the Scotiabank Fairness Opinion.

(signed) “Scotia Capital Inc.”

Vancouver, British Columbia, Canada

June 19, 2026

Appendix G

Fort Capital Fairness Opinion

(see attached)

Fort Capital Partners 1010 – 510 Burrard Street Vancouver, BC V6C 3A8

May 12, 2026

The Special Committee of the Board of Directors and the Board of Directors

Orla Mining Ltd.

2020 – 666 Burrard Street

Vancouver, BC V6C 2X8

To the Members of the Special Committee and the Board of Directors of Orla Mining Ltd.:

Fort Advisory Partners ("Fort Capital", "we" or "us") understands that Orla Mining Ltd. ("Orla", or the "Company") proposes to enter into an arrangement agreement to be dated May 12, 2026 (the "Arrangement Agreement") with Equinox Gold Corp. ("Equinox") pursuant to which, among other things, Equinox will acquire all of the issued and outstanding common shares (the "Orla Shares") of the Company (the “Transaction”). In accordance with the Arrangement Agreement, each holder of Orla Shares (each, an "Orla Shareholder") will be entitled to receive, in exchange for each Orla Share held by such holder, 1.00 Equinox common share (an “Equinox Share”) (the “Exchange Ratio”) and US$0.0001 in cash for each Orla Share outstanding (the "Consideration"). Immediately following completion of the Transaction, former Orla Shareholders (including former holders of restricted share units and deferred share units of the Company) are anticipated to own approximately 33% of the combined company and existing shareholders of Equinox (the “Equinox Shareholders”) are anticipated to own approximately 67% of the combined company, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Equinox as of the date of the Arrangement Agreement.

Fort Capital also understands that the Transaction is proposed to be implemented by way of statutory plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Arrangement"). The above description is summary in nature and the specific terms and conditions of the Arrangement shall be set forth in the Arrangement Agreement.

A special committee (the "Special Committee") comprised of independent directors of the board of directors of Orla (the "Board") was formed to, among other matters: (a) consider, review and evaluate the Transaction and any alternatives thereto that may be available to the Company, including maintaining the status quo; (b) participate in or supervise the negotiation of the terms and conditions of the Transaction and any alternative thereto; and (c) consider and provide its recommendations to the Board as to whether any transaction considered by the Special Committee is in the best interests of the Company and whether any such transaction should be pursued by the Company and, if necessary or appropriate, be recommended for approval by the Orla Shareholders.

Page | 2

Background and Engagement of Fort Capital

Fort Capital met with management of the Company to discuss the transaction on May 1, 2026 and was formally retained by the Special Committee on May 5, 2026 pursuant to an engagement letter (the "Engagement Agreement") to prepare and deliver to the Special Committee an opinion as to whether the Consideration to be received by the Orla Shareholders pursuant to the Arrangement is fair, from a financial point of view. Fort Capital met with the Special Committee on a number of occasions, and on May 12, 2026, the Special Committee requested that Fort Capital provide a fairness opinion, which we issued that day (the "Opinion").

The terms of the Engagement Agreement provide that Fort Capital be paid a fixed engagement fee and a fixed fee upon delivery of the Opinion. There are no fees payable to Fort Capital under the Engagement Agreement that are contingent upon the conclusion reached by Fort Capital under the Opinion, or upon the successful completion of the Arrangement or any other transaction. In addition, Fort Capital is to be reimbursed for our reasonable out-of-pocket expenses and to be indemnified by Orla in certain circumstances.

The Special Committee has not instructed Fort Capital to prepare, and Fort Capital has not prepared, a formal valuation or appraisal of Orla or any of its securities or assets, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Orla may trade at any time. Fort Capital has, however, conducted such analyses as we considered necessary in the circumstances to prepare and deliver the Opinion. While the Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization ("CIRO"), Fort Capital is not a member of CIRO and CIRO has not been involved in the preparation or review of the Opinion.

Credentials and Independence of Fort Capital

Fort Capital is an independent investment banking firm which provides financial advisory services to corporations, business owners, and investors. Members of Fort Capital are professionals that have been financial advisors in a significant number of transactions involving public and private companies in North America and have experience in preparing fairness opinions and valuations. The opinions expressed herein are the opinions of Fort Capital, and the form and content hereof has been approved for release by Fort Capital.

Neither Fort Capital, nor any of our affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Ontario)) of Orla, Equinox, or any of their respective associates or affiliates (collectively, the "Interested Parties"). Fort Capital is not acting as an advisor to Orla or any Interested Party in connection with any matter, other than acting as advisor to the Special Committee as described herein.

Other than our engagement by the Special Committee on behalf of Orla pursuant to the Engagement Agreement, Fort Capital has not been engaged to provide any financial advisory services nor have we participated in any financings involving the Interested Parties within the past two years.

Page | 3

Fort Capital does not have a financial interest in the completion of the Arrangement and the fees paid to Fort Capital in connection with our engagement do not give Fort Capital any financial incentive in respect of the conclusion reached in the Opinion or in the outcome of the Arrangement. There are no understandings, agreements or commitments between Fort Capital and any of the Interested Parties with respect to any future financial advisory or investment banking business. Even though Fort Capital was not engaged to provide a formal valuation, Fort Capital is of the view that we have no relationship with Interested Parties that would reasonably represent a conflict with its independence status as defined under part 6 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61101").

Scope of Review

In preparing the Opinion, Fort Capital has, among other things, reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, the following:

(a)	a draft of the Arrangement Agreement as of May 12, 2026, including select supporting schedules thereto;

(b)	a draft of the plan of arrangement as of May 12, 2026;

(c)	a draft of the voting and support agreements with certain of the directors, senior officers and supporting shareholders of the Company dated April 30, 2026;

(d)	the Orla mineral reserve and resource statement for the year ended December 31, 2025;

(e)	the Equinox mineral reserve and resource statement for the year ended December 31, 2025;

(f)	certain internal financial and operating information with respect to the business, operations, and prospects of Orla furnished to or discussed with us by the management of Orla, including certain financial forecasts relating to Orla prepared by the management (the “Orla Management Model”);

(g)	certain financial forecasts relating to Equinox prepared by Equinox management and adjusted by Orla management after its due diligence / site visit findings (the “Equinox Management Model” and together with the Orla Management Model, the “Management Models”);

(h)	the audited annual consolidated financial statements and management’s discussion and analysis of Orla and Equinox, each for the years ended December 31, 2025, 2024, and 2023 with notes thereon;

(i)	the unaudited condensed interim consolidated financial statements and management’s discussion and analysis of Orla and Equinox, each for the three month period ended March 31, 2026;

(j)	certain publicly available information relating to the business, operations, financial condition and trading history of Orla, Equinox, and other selected public companies that Fort Capital considered relevant;

(k)	various research publications prepared by industry and equity research analysts regarding selected entities we considered relevant;

(l)	representations contained in separate certificates dated as of May 12, 2026 addressed to Fort Capital from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based;

Page | 4

(m)	discussions with senior management of Orla with respect to the information referred to above and other considerations deemed relevant; and

(n)	such other information, investigations, analysis, and discussions as we considered necessary or appropriate in the circumstances.

Fort Capital has not, to the best of our knowledge, been denied access by Orla to any information we requested.

Prior Valuations

Two senior officers of Orla, on behalf of Orla and not in their personal capacity, have represented to Fort Capital that other than the formal valuation prepared by Davidson & Company LLP dated November 17, 2024 in connection with the Company’s previous acquisition of Musselwhite (as defined below), to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of Orla or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Fort Capital has, subject to the exercise of our professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations we obtained from public sources, or that was provided to us by Orla and its respective associates, affiliates and advisors (collectively, the "Information"), and we have assumed that the Information did not contain any misstatement of a material fact or omit to state any material fact or any fact necessary to be stated therein to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to operating and financial projections provided to Fort Capital by management of Orla and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the reasonable estimates and judgments of management of Orla, at the time and in the circumstances in which the projection or forecast was prepared, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such estimates or judgments or the assumptions on which they are based.

In preparing the Opinion, Fort Capital has assumed that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement without any additional waiver of, or amendment to, any term or condition that is in any way material to Fort Capital's analysis.

Page | 5

Senior management of Orla have represented to Fort Capital in delivered as of the date hereof , among other things, that to the best of their knowledge: (a) they have no information or knowledge of any facts not contained in or referred to in the Information provided to Fort Capital by Orla which would reasonably be expected to affect the Opinion in any material respect (based on understanding of the assumptions used and the scope of work undertaken by Fort Capital); (b) with the exception of forecasts, projections, estimates and budgets, the Information provided orally by, or in the presence of, an officer or employee of Orla or in writing by Orla or any of its subsidiaries or their respective agents to Fort Capital for the purposes of preparing the Opinion was, at the date the Information was provided to Fort Capital, or, in the case of historical Information, was, at the date of preparation, to the best of their knowledge, information and belief after due inquiry, complete, true and correct in all material respects, and does not or, in the case of historical Information, did not, contain a misrepresentation; (c) since the dates on which the Information was provided to Fort Capital, except as disclosed in writing to Fort Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Orla, or any of its subsidiaries and no material change has occurred in the Information or any part thereof; and (d) any portions of the Information provided to Fort Capital which constitute forecasts, projections, estimates or budgets were reasonably prepared on bases reflecting the best then currently available assumptions, estimates and judgments of management of Orla and its subsidiaries and were not, as of the date they were prepared, in the reasonable belief of management of Orla, misleading in any material respect in light of the assumptions made therein.

The Opinion is rendered on the basis of the securities markets, and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Orla and its subsidiaries and affiliates, as they were reflected in the Information. In our analyses and in preparing the Opinion, Fort Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters which we believe to be reasonable and appropriate in the exercise of our professional judgment, many of which are beyond the control of Fort Capital or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Fort Capital has also assumed that: (a) the representations and warranties of each party to be contained in the Arrangement Agreement shall be true and correct in all material respects; (b) each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement; (c) Orla will be entitled to fully enforce its rights under the Arrangement Agreement; and (d) the Orla Shareholders will receive the Consideration in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board in connection with, and for the purpose of, its consideration of the Arrangement, and may not be relied upon by any other person. The Opinion does not constitute a recommendation to any Orla Shareholder as to how such Orla Shareholder should vote or act with respect to the Arrangement. The Opinion is given as of the date hereof, and Fort Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Fort Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Fort Capital reserves the right to change, modify or withdraw the Opinion.

The Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Orla or Orla's underlying business decision to effect the Arrangement. Fort Capital was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, Orla or any other alternative transaction. At the direction of the Special Committee, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the structure of the Arrangement.

Page | 6

Fort Capital believes that our analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Overview of Orla

All dollar amounts referenced in this Opinion, unless otherwise indicated, are expressed in United States dollars. Figures in this Opinion may not tie due to rounding.

Orla is a North American-focused intermediate precious metal mining company with a portfolio of three 100%-owned, core assets, being the Musselwhite gold mine (“Musselwhite”) located in Ontario, Canada; the Camino Rojo project (“Camino Rojo”) located in Zacatecas, Mexico, which consists of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine”) and the Camino Rojo underground project (the “Camino Rojo Underground Project”); and the South Railroad project (“South Railroad”) located in Nevada.

Musselwhite is an underground mine located approximately 500 kilometres north of Thunder Bay, Ontario producing gold. Orla acquired Musselwhite in 2025 from Newmont Corporation for upfront cash consideration of $810 million and gold-price linked contingent consideration of $40 million. Musselwhite has operated for over 25 years and its 2026 production guidance consists of 230 to 240 thousand ounces (“Koz”) of gold at all-in sustaining costs (“AISC”) of $1,650 to $1,850 per ounce sold. Camino Rojo is located approximately 190 km northeast of the city of Zacatecas, Mexico. The Camino Rojo Oxide Mine is an open-pit mine that has been producing gold since 2021 and its 2026 production guidance consists of 110 to 120 Koz of gold at AISC of $1,150 to $1,250 per ounce sold. The Camino Rojo Underground Project is an expansion project at Camino Rojo which represents a significant strategic shift from the current open-pit heap leach operation to a standalone underground sulphide mining operation. Orla completed a preliminary economic assessment on the Camino Rojo Underground Project in 2026. South Railroad is an open-pit heap leach gold project located approximately 275 mi west of Salt Lake City, Utah, and 290 mi east of Reno, Nevada. Orla completed an optimized feasibility study on open pit mining for both the Piñon and Dark Star deposits at South Railroad in 2026, which contemplates a 10+ year mine life producing over 100 Koz of gold per year, and expects first gold production within the next 24 months.

As of market close on May 12, 2026, Orla had a market capitalization of approximately $6.0 billion. Orla is listed on the Toronto Stock Exchange (“TSX”) under the symbol “OLA” and the NYSE American LLC (“NYSEAM”) under the symbol “ORLA”.

Overview of Equinox

Equinox is a Canada-based, diversified precious metals producer with four operating mines in Canada, Nicaragua and the United States (Greenstone, Valentine, Nicaragua Operations, and Mesquite), and two core non-operating projects (Los Filos and Castle Mountain).

As of market close on May 12, 2026, Equinox had a market capitalization of approximately $12.3 billion. Equinox is listed on the TSX and the NYSEAM under the symbol “EQX”.

Page | 7

Summary of Financial Analysis and Approach to Fairness

In support of the Opinion, Fort Capital performed certain financial analyses with respect to the Opinion, based on methodologies and assumptions that we considered appropriate in the circumstances for the purposes of providing the Opinion.

In considering the fairness, from a financial point of view, of the Consideration to be received by Orla Shareholders, Fort Capital took into account that the Transaction constitutes a fixed share-for-share exchange with no material cash component, which would result in Orla Shareholders and Equinox Shareholders holding approximately 33% and 67%, respectively, of the combined entity on a fully diluted in-the-money basis. Fort Capital further noted that the board of directors of the combined entity is expected to comprise five Orla directors, that the Chair of the board of directors of the combined entity is expected to be the current Chair of Orla, and that the current Chief Executive Officer of Orla is expected to assume the role of President of the combined entity. In light of these factors, Fort Capital determined that the appropriate framework for evaluating the fairness, from a financial point of view, of the Consideration to be received by the Orla Shareholders was a value analysis of each of the Orla Shares and the Equinox Shares, respectively, utilizing the methodologies set forth herein. Fort Capital then derived a range of implied exchange ratios based on such value ranges, against which the Exchange Ratio was assessed.

Financial Projections

Fort Capital reviewed the Management Models, as prepared or adjusted by management of the Company. The Management Models include, among other things, assumptions, estimates and projections regarding production levels, capital costs, operating costs, taxes and mine life of the assets of the respective companies, which management of Orla has represented to Fort Capital were reasonably prepared on bases reflecting the best then currently available assumptions, estimates and judgments of management and were not, as of the date they were prepared, in the reasonable belief of management, misleading in any respect.

Fort Capital reviewed the Management Models for overall consistency and tested for reasonableness, including an assessment of gold, silver and zinc price forecasts to align with consensus equity research estimates to ensure that the forecasts for commodity prices are comparable with the methodology used for the forecasts used by equity research analysts in calculating the net asset values that are utilized in the comparable trading and precedent transaction analysis described below.

The following table sets out the commodity price assumptions used in our analysis:

	2026E	2027E	2028E	2029E	Long-Term
Gold Price ($/oz)	$4,890	$5,000	$4,566	$4,330	$3,765
Silver Price ($/oz)	$77.96	$75.13	$68.05	$61.09	$53.36
Zinc Price ($/lb)	$1.35	$1.30	$1.30	$1.30	$1.25

Fort Capital also adjusted the Management Models to reflect a current valuation date and made other minor adjustments to cash flow timing and discounting of cash flows. The adjustments to the Orla Management Model and the Equinox Management Model formed the basis for the forecast used in the analysis described below for Orla (the "Orla Opinion Model") and Equinox (the “Equinox Opinion Model” and together with the Orla Opinion Model, the “Opinion Models”), respectively.

Page | 8

Opinion Methodologies

In connection with rendering our Opinion, Fort Capital conducted analyses on each of Orla and Equinox, and the implied values for the Orla Shares and Equinox Shares, respectively, applying the methodologies and assumptions that Fort Capital considered appropriate and relevant in the circumstances. In arriving at our Opinion, Fort Capital reviewed, analyzed, considered and relied upon, among other things, the following analytical approaches and methodologies:

•	Net asset value (“NAV”);

•	Comparable company trading multiples;

•	Precedent transaction multiples;

•	Equity research target prices;

•	Review of exchange ratio and relative contribution of the Company and the Acquiror;

•	Trading and historical exchange ratios; and

•	Other factors we deemed relevant.

Fort Capital placed primary reliance on NAV and comparable company trading multiples, which we considered more relevant than other analysis considered given the nature of Orla's and Equinox's businesses as gold producers with identifiable underlying assets and actively traded peer groups.

Net Asset Value

In applying the NAV approach, Fort Capital analyzed each mining asset, corporate overhead costs, and the financial assets and liabilities of each of Orla and Equinox, respectively. The values attributed to each mining asset are aggregated to derive a gross asset value, which is then adjusted by adding or subtracting the applicable corporate overhead costs and financial assets and liabilities.

With respect to each mining asset, Fort Capital calculated the present value of the proportionate, unlevered, after-tax free cash flows over the life of such asset, as reflected in the Opinion Models, using the real discount rates set forth below.

In determining the NAV of each of Orla and Equinox, Fort Capital applied a real discount rate of 5% to the projected free cash flows of all assets, with the exception of Los Filos, to which a real discount rate of 8% was applied to account for the historical, current, and potential future risks associated with community agreements. The discount rates utilized are consistent with those commonly applied by equity research analysts in deriving net asset values for assets of this nature.

For mining assets whose resources were not captured in the financial projections, Fort Capital estimated the NAV contribution through an enterprise value (“EV”) per total contained gold equivalent ounce (“EV/Resource”) methodology. The EV/Resource multiples applied to such resources were derived by reference to observed trading multiples of publicly listed precious metals development and exploration companies deemed relevant for comparison purposes.

In connection with the NAV analysis, Fort Capital conducted a range of sensitivity analyses across a variety of key factors and inputs, including commodity prices, discount rates, operating costs, and capital costs.

Page | 9

Fort Capital also reviewed, analyzed, and considered equity research analysts’ consensus estimates for the net present value of each of Orla's and Equinox's individual mining assets, as well as the analysts' consensus published NAV per share for each of Orla and Equinox.

Comparable Company Trading Approach

We reviewed public market trading multiples of select companies deemed relevant for the purposes of this analysis (the “Selected Comparable Companies”). No company utilized in the comparable company analysis is identical to Orla or Equinox, and accordingly, an analysis of this nature requires complex considerations and judgments concerning the similarities and differences between the Selected Comparable Companies and each of Orla and Equinox with respect to a number of factors, including, but not limited to, scale, asset quality, jurisdictional risk, and commodity distribution, among others.

In selecting the Selected Comparable Companies, we identified gold producers of similar market and operational scale to each of Orla and Equinox that we deemed relevant for comparison purposes. The Selected Comparable Companies were:

Alamos Gold Inc.	IAMGOLD Corporation
Artemis Gold Inc.	OceanaGold Corp.
Aura Minerals Inc.	Pan American Silver Corp.
B2Gold Corp.	SSR Mining Inc.
Centerra Gold Inc.	Torex Gold Resources Inc.
Coeur Mining, Inc.	Wesdome Gold Mines Ltd.
Eldorado Gold Corporation

For each of Orla and Equinox, we considered the following trading multiples: (i) price per share ("Price") to NAV per share (“P/NAV”); (ii) enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”) (“EV/EBITDA”); and (iii) Price to cash flow per share (“P/CF”).

Using the P/NAV approach, we applied a range of P/NAV multiples to the NAV per share of each of Orla and Equinox, as determined based upon (i) the Opinion Models and (ii) analysts' consensus equity research estimates for each of Orla's and Equinox's NAV per share, respectively. Using the EV/EBITDA approach, we applied a range of EV/EBITDA multiples to the 2026E and 2027E EBITDA for each of Orla and Equinox, as determined based upon the Opinion Models. Using the P/CF approach, we applied a range of P/CF multiples to the 2026E and 2027E operating cash flow for each of Orla and Equinox, as determined based upon the Opinion Models.

The range and average of multiples observed for the Selected Comparable Companies were as follows:

	Low		High		Average
P / NAV	0.6	x	1.2	x	0.9	x
EV / EBITDA (2026E)	3.2	x	8.4	x	5.2	x
EV / EBITDA (2027E)	2.2	x	7.1	x	4.4	x
P / CF (2026E)	4.5	x	11.1	x	7.1	x
P / CF (2027E)	3.2	x	9.5	x	6.2	x

Page | 10

Based on the observed multiples for the Selected Comparable Companies, we selected appropriate sub-ranges of multiples to apply to the relevant financial metrics of each of Orla and Equinox for the purposes of our analysis. By comparing the implied values per Orla Share against the implied values per Equinox Share derived from the foregoing comparable company analyses, this methodology resulted in the following ranges of implied exchange ratios (in each case representing the number of Equinox Shares per Orla Share):

	Low	High
P / NAV (Opinion Models)	0.795	0.999
P / NAV (Consensus)	0.833	1.047
EV / EBITDA (2026E)	0.914	1.313
EV / EBITDA (2027E)	0.777	1.212
P / CF (2026E)	0.884	1.342
P / CF (2027E)	0.650	1.057

Precedent Transaction Approach

We reviewed precedent transaction multiples of select transactions deemed relevant for the purposes of this analysis (the “Selected Precedent Transactions”). No target in the transactions utilized in the precedent transaction analysis is identical to Orla or Equinox, and accordingly, an analysis of this nature requires complex considerations and judgments concerning the similarities and differences between the targets in the Selected Precedent Transactions and each of Orla and Equinox with respect to a number of factors, including, but not limited to, scale, asset quality, jurisdictional risk, and commodity distribution, among others.

In selecting the Selected Precedent Transactions, we identified gold producers of similar market and operational scale to each of Orla and Equinox that we deemed relevant for comparison purposes. The Selected Precedent Transactions were:

Announcement Date	Acquiror	Target
Jan-26-2026	Zijin Gold International Co. Ltd.	Allied Gold Corporation
Nov-03-2025	Coeur Mining, Inc.	New Gold Inc.
Sep-10-2025	Carcetti Capital Corp.	Hemlo (asset)
Mar-24-2025	Gold Fields Limited	Gold Road Resources Ltd.
Feb-23-2025	Equinox Gold Corp.	Calibre Mining Corp.
Nov-25-2024	Dhilmar Ltd.	Éléonore (asset)
Nov-18-2024	Orla Mining Ltd.	Musselwhite (asset)
Sep-10-2024	AngloGold Ashanti plc	Centamin plc
Feb-05-2023	Newmont Corporation	Newcrest Mining Limited
Nov-04-2022	Agnico Eagle Mines Limited / Pan American Silver Corp.	Yamana Gold Inc.
Nov-08-2021	Newcrest Mining Limited	Pretium Resources Inc.
Sep-28-2021	Agnico Eagle Mines Limited	Kirkland Lake Gold Ltd.

For each of Orla and Equinox, we considered the following precedent transaction multiples: (i) P/NAV; (ii) EV/EBITDA; and (iii) P/CF.

Page | 11

Using the P/NAV approach, we applied a range of P/NAV multiples to the NAV per share of each of Orla and Equinox, as determined based upon (i) the Opinion Models and (ii) analysts' consensus equity research estimates for each of Orla's and Equinox's NAV per share, respectively. Using the EV/EBITDA approach, we applied a range of EV/EBITDA multiples to the next twelve months (“NTM”) EBITDA for each of Orla and Equinox, as determined based upon the Opinion Models. Using the P/CF approach, we applied a range of P/CF multiples to the NTM operating cash flow for each of Orla and Equinox, as determined based upon the Opinion Models.

The range and average of multiples observed for the Selected Precedent Transactions were as follows:

	Low		High		Average
P / NAV	0.6	x	1.3	x	1.0	x
EV / EBITDA (NTM)	1.8	x	11.9	x	5.5	x
P / CF (NTM)	3.7	x	10.8	x	7.2	x

Based on the observed multiples for the Selected Precedent Transactions, we selected appropriate sub-ranges of multiples to apply to the relevant financial metrics of each of Orla and Equinox for the purposes of our analysis. By comparing the implied values per Orla Share against the implied values per Equinox Share derived from the foregoing precedent transaction analyses, this methodology resulted in the following ranges of implied exchange ratios (in each case representing the number of Equinox Shares per Orla Share):

	Low	High
P / NAV (Opinion Models)	0.821	0.989
P / NAV (Consensus)	0.860	1.036
EV / EBITDA (NTM)	0.991	1.448
P / CF (NTM)	0.958	1.431

Relative Contribution Analysis

Fort Capital reviewed and considered the relative contribution of select financial and operational metrics of each of Orla and Equinox to the pro forma combined entity. The resultant ranges of relative contributions were then compared against the pro forma ownership interests of each of Orla and Equinox, respectively, as implied by the Exchange Ratio.

Given Equinox’s projected growth profile relative to Orla, the contribution analysis was conducted over two discrete periods, 2026 to 2028 and 2029 to 2031, to appropriately capture the expected evolution of each company’s relative contribution to the combined entity over time.

Page | 12

The following table sets forth the relative contributions of each of Orla and Equinox under the corresponding financial and operational metrics:

	Orla	Equinox
Market capitalization (fully diluted in-the-money)	33%	67%
Enterprise Value	32%	68%
NAV (Opinion Models)	32%	68%
NAV (Consensus)	33%	67%
2026E - 2028E Average Production (Opinion Models)	32%	68%
2029E - 2031E Average Production (Opinion Models)	23%	77%
2026E - 2028E Average EBITDA (Opinion Models)	36%	64%
2029E - 2031E Average EBITDA (Opinion Models)	26%	74%
2026E - 2028E Average Free Cash Flow (Opinion Models)	50%	50%
2029E - 2031E Average Free Cash Flow (Opinion Models)	19%	81%

Fairness Considerations

Fort Capital's assessment of the fairness, from a financial point of view, of the Consideration to be received by Orla Shareholders pursuant to the Arrangement was based upon several quantitative and qualitative factors including, but not limited to:

(a)	a comparison of the Exchange Ratio to the exchange ratios implied by comparing the implied ranges of value for Orla to the implied ranges of value for Equinox;

(b)	favourable exchange ratio relative to aggregate contribution analysis; and

(c)	other factors such as:

(i)	a comparison of the consideration relative to market signals including historical exchange ratios;

(ii)	the form of the proposed consideration being paid and ongoing financial strength of the pro forma entity;

(iii)	the ability to realize upon value implied by the consideration (liquidity);

(iv)	the overall process with regards to value discovery; and

(v)	an analysis of the other potential benefits and risks associated with the Proposed Transaction.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Fort Capital is of the opinion that, as of the date hereof, the Consideration to be received by Orla Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Orla Shareholders.

Yours very truly,

(signed) "Fort Advisory Partners"

FORT ADVISORY PARTNERS

Page | 13

H-1

Appendix H

Consent of Fort Advisory Partners

To:      The Board of Directors of Orla Mining Ltd. (the “Company”)

We refer to the fairness opinion of our firm dated May 12, 2026 (the “Fort Capital Fairness Opinion”), which we prepared for the benefit and use of the board of directors of the Company (the “Board”) and the special committee of the Board (the “Special Committee”) in connection with the arrangement under the Canada Business Corporations Act involving the Company and Equinox Gold Corp. (the “Arrangement”). We refer also to the Notice of Special Meeting of Shareholders and Management Information Circular dated June 19, 2026 (the “Circular”) concerning the special meeting of shareholders of the Company to approve, among other things, the Arrangement.

We hereby consent to the references to our firm name and the Fort Capital Fairness Opinion contained in the Letter to Shareholders, under the headings “Questions and Answers Relating to the Meeting and Arrangement”, “Glossary of Terms”, “Summary Information – Recommendations of the Special Committee and the Board”, “Summary Information – Reasons for the Arrangement” “Summary Information – Fort Capital Fairness Opinion”, “Part II – The Arrangement – Background to the Arrangement”, “Part II – The Arrangement – Recommendations of the Special Committee and the Board”, “Part II – The Arrangement – Reasons for the Arrangement”, “Part II – The Arrangement – Opinions of Financial Advisors – Fort Capital”, “Part VIII – Other Information – Experts” and to the inclusion of the full text of the Fort Capital Fairness Opinion in Appendix G to the Circular.

Our opinion letter was given as at May 12, 2026 and remains subject to the assumptions, limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the Board and the Special Committee shall be entitled to rely upon the Fort Capital Fairness Opinion.

(signed) “Fort Advisory Partners”

Vancouver, British Columbia, Canada

June 19, 2026

I-1

Appendix I

Information Concerning Orla

Notice to Reader

The following information concerning the Company is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of the Company. This information should be read in conjunction with the documents incorporated by reference into this Appendix I, “Information Concerning Orla” and the information concerning Orla appearing elsewhere in the Circular. See Appendix J, “Information Concerning Equinox” and Appendix K, “Information Concerning the Combined Company Following Completion of the Arrangement” of the Circular for business, financial and share capital information related to Equinox before and after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this Appendix I, and in the documents incorporated by reference herein, constitute forward-looking information and forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking information and forward-looking statements relate to future events or Orla’s future performance. See “General Information – Cautionary Note Regarding Forward-Looking Statements and Information” in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Part IV – Risk Factors” in the Circular, under “Risk Factors” below and in the Company AIF, the Company Annual MD&A and the Company Interim MD&A.

Overview

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange). On June 3, 2010, the Company was continued into British Columbia under the BCBCA and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco, the Company was continued as a federal company under the CBCA. Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco was affected. Pursuant to the plan of arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company is a Canadian company listed on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. The Company’s corporate strategy is to acquire, explore, develop, and operate mineral properties where its expertise can substantially increase stakeholder value. Orla has three material gold projects for purposes of NI 43-101: the Musselwhite Mine, the Camino Rojo Mine and the South Railroad Project.

The Company’s registered office and its head and principal office is located at Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

For a further description of the business of the Company, see the section entitled “Description of the Business” in the Company AIF. For further information regarding the Company, refer to its filings with the securities commissions or similar regulatory authorities in Canada which may be obtained under the Company’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Following the completion of the Arrangement, the Company will be a wholly-owned subsidiary of Equinox and it is expected that the Company Shares will be delisted from the TSX and NYSE American as promptly as practicable following the completion of the Arrangement. Subject to applicable Laws, it is expected that Equinox will, as promptly as possible following completion of the Arrangement, cause the Company to apply to the applicable Canadian Securities Regulators to have the Company cease to be a reporting issuer under the securities legislation in each of the provinces and territories of Canada, and thus will terminate the Company’s public company reporting obligations in Canada following completion of the Arrangement. In addition, it is expected that Equinox will cause the Company to terminate its registration under Section 12(g) of the U.S. Exchange Act and suspend its reporting obligations under Section 13(a) of the U.S. Exchange Act following completion of the Arrangement. Thereafter the Company will cease to be required to file reports with the SEC.

For additional information relating to the Combined Company following completion of the Arrangement, see Appendix K, “Information Concerning the Combined Company Following Completion of the Arrangement” attached to the Circular.

Recent Developments

On April 9, 2026, the Company announced drilling results from certain exploration work conducted at the Musselwhite Mine.

On April 13, 2026, the Company announced operational results for the first quarter of 2026.

On May 4, 2026, the Company announced certain steps that it had taken to safeguard labour rights and to address other concerns at its Camino Rojo gold mine in Zacatecas, Mexico, following a determination made by a panel established under the Rapid Response Labour Mechanism of the Canada-U.S.-Mexico Agreement that there had been a denial of rights relating to freedom of association and collective bargaining at Camino Rojo Mine.

On May 11, 2026, the Company announced its financial result for the first quarter of 2026 and declared a quarterly dividend of US$0.015 per Company Share, payable on June 9, 2026, to Shareholders of record at close of business on May 26, 2026.

On May 12, 2026, the Company entered into the Arrangement Agreement pursuant to which, among other things, Equinox agreed to acquire all of the issued and outstanding Company Shares. Pursuant to the Arrangement, at the Effective Time, Shareholders (other than Dissenting Shareholders) will receive 1.00 Equinox Share and US$0.0001 in cash for each Company Share held. Closing of the Arrangement is expected to occur during the third quarter of 2026 subject to the satisfaction of closing conditions.

On June 1, 2026, the Company announced that an illegal work stoppage and blockade by its unionized workers was underway at the Camino Rojo Mine. On June 5, 2026, the Company reported that the work stoppage and blockade had ended and operations at Camino Rojo had resumed.

Consolidated Capitalization

Other than the Company’s repayment of $30,000,000 towards its revolving credit facility on May 4, 2026, there has been no material change in the share and loan capital of the Company, on a consolidated basis, since March 31, 2026, the date of the Company Interim Financial Statements. See the Company Interim Financial Statements and the Company Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to the Company’s consolidated capitalization.

Description of Share Capital

Company Shares and Class A Preferred Shares

The authorized share capital of the Company consists of an unlimited number of Company Shares without par value and an unlimited number of Class A preferred shares. As at the close of business on June 18, 2026, there were 375,312,739 Company Shares and no Class A preferred shares issued and outstanding. The Class A preferred shares were issued in connection with the Company’s acquisition of Pershimco, and all such shares were cancelled in accordance with their terms and no additional Class A preferred shares will be issued.

Holders of Company Shares are entitled to receive notice of any meetings of Shareholders, to attend and to cast one vote per Company Share at all such meetings. Holders of Company Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Company Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Company Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Company Shares with respect to dividends or liquidation. The Company Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

Company Notes

On February 28, 2025, the Company issued the Company Notes in the aggregate principal amount of $200,000,000 with the following terms:

●	Coupon: 4.5% per annum, payable in cash.

●	Maturity: March 1, 2030.

●	Conversion Right: The Company Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into Company Shares.

●	Conversion Price: The initial conversion price for the Company Notes will be C$7.90 per Company Share, which will be translated to U.S. dollars at a fixed exchange rate of C$1.40/US$1.00. Based on the conversion price, 35,443,026 Company Shares were issuable on conversion of the Company Notes.

●	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Company Notes, provided that the 20-day volume weighted average price of the Company Shares is not less than 130% of the conversion price.

As at the close of business on June 18, 2026, Company Notes with a face value of US$182.7 million have been converted into 32,377,207 Company Shares. Company Notes in the aggregate principal amount of US$17.3 million, remained outstanding. Based on the initial conversion price of C$7.90, an aggregate of 3,065,819 Company Shares remain issuable on the conversion of outstanding Company Notes.

The Company Notes are not listed and posted for trading on the TSX or the NYSE American.

Company Warrants

As at the close of business on June 18, 2026, there were 30,909,528 Company Warrants outstanding, each exercisable to acquire one Company Share. None of the Company Warrants are listed and posted for trading on the TSX or the NYSE American and none of the Company Warrants are governed by the terms of a warrant indenture.

The following table summarizes information about the number of Company Warrants outstanding as of the date of this Circular:

Expiry Date	Exercise Price		Outstanding
December 18, 2026	C$	3.00		7,913,333
February 28, 2030	C$	11.50		22,996,195
Total number of Company Warrants				30,909,528
Weighted Average Exercise Price			C$	9.32

Company Options, Company RSUs, Company DSUs and Company Bonus Shares

As at the close of business on June 18, 2026:

●	1,995,044 Company Shares are issuable on exercise of outstanding Company Options;

●	837,219 Company Shares are issuable upon vesting of outstanding Company RSUs; and

●	880,021 Company Shares are issuable upon vesting of outstanding Company DSUs (or cash may be payable in lieu thereof).

In addition, the Company has granted an entitlement to its Non-Executive Chairman of the Board to receive the Company Bonus Shares, being a one-time award of 500,000 Company Shares at a deemed price of C$1.39 per Company Share in consideration for his acting as Non-Executive Chairman of the Board, which Company Bonus Shares have certain vesting restrictions. The Company Bonus Shares will vest and become issuable on the date that the Non-Executive Chairman ceases to act as a director of the Company, unless the Company Bonus Shares sooner vest upon a change of control of the Company as defined in the Company Bonus Share Agreement.

Trading Price and Volume

The Company Shares are listed and posted for trading on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”.

The following tables show the high and low trading prices and monthly trading volume of the Company Shares on the TSX and the NYSE American, respectively, for the 12-month period prior to the date of the Circular.

TSX

Month	High (C$)	Low (C$)	Volume
June 2025	$16.98	$12.93	14,371,216
July 2025	$17.45	$12.67	16,191,203
August 2025	$15.38	$12.81	14,863,558
September 2025	$17.78	$13.94	42,233,690
October 2025	$19.50	$13.77	33,431,066
November 2025	$19.77	$13.31	20,944,936
December 2025	$20.58	$16.59	30,792,057
January 2026	$27.22	$17.64	21,939,175
February 2026	$29.57	$19.72	17,087,570
March 2026	$29.99	$17.06	29,928,395
April 2026	$26.28	$17.66	19,931,653
May 2026	$20.94	$16.37	24,143,839
June 1-18, 2026	$17.96	$13.59	19,266,255

NYSE American

Month	High ($)	Low ($)	Volume
June 2025	$12.43	$9.42	45,956,504
July 2025	$12.83	$9.16	29,042,426
August 2025	$11.21	$9.29	27,759,236
September 2025	$12.91	$10.11	73,779,450
October 2025	$13.91	$9.83	64,990,957
November 2025	$14.14	$9.41	35,166,785
December 2025	$14.98	$11.99	74,292,920
January 2026	$20.05	$12.84	49,839,310
February 2026	$21.74	$14.42	38,058,260
March 2026	$21.98	$12.41	52,999,274
April 2026	$19.00	$12.90	55,884,629
May 2026	$15.32	$11.82	68,936,901
June 1-18, 2026	$13.03	$9.75	60,777,681

On May 12, 2026, the last trading day on which the Company Shares traded prior to the announcement of the Arrangement Agreement, the closing price of the Company Shares on the TSX was C$19.77 and on the NYSE American was US$14.47. On June 18, 2026, the last trading day on which the Company Shares traded prior to the date of the Circular, the closing price of the Company Shares on the TSX was C$14.74 and on the NYSE American was US$10.38.

Prior Sales

The following table sets forth information in respect of issuances of Company Shares during the 12 month period ended prior to the date of the Circular:

Date of Issue	Number of Company Shares	Price per Security (C$)	Reason For Issuance
June 23, 2025	10,000	$4.80	Exercise of Company Options
June 25, 2025	152,507	$3.56	Vesting of Company DSUs
June 26, 2025	2,111	$5.13	Exercise of Company Options
July 2, 2025	24,096	$4.80	Exercise of Company Warrants
July 21, 2025	200,000	$3.00	Exercise of Company Warrants
August 8, 2025	200,000	$3.00	Exercise of Company Options
August 19, 2025	56,365	$5.56	Exercise of Company Options
August 27, 2025	9,500	$4.80	Exercise of Company Options
September 3, 2025	500,000	$3.00	Exercise of Company Warrants
September 4, 2025	200,000	$3.00	Exercise of Company Warrants
September 4, 2025	53,550	$7.94	Exercise of Company Warrants
September 9, 2025	10,400,000	$3.00	Exercise of Company Warrants
September 11, 2025	267,000	$3.00	Exercise of Company Warrants
September 16, 2025	1,381	$5.13	Exercise of Company Options
September 16, 2025	260,000	$3.00	Exercise of Company Warrants
September 24, 2025	1,453	$7.42	Exercise of Company Options
October 7, 2025	250,000	$3.00	Exercise of Company Warrants
October 17, 2025	783,000	$3.00	Exercise of Company Warrants
October 17, 2025	3,150	$7.94	Exercise of Company Warrants
October 23, 2025	1,300,000	$3.00	Exercise of Company Warrants
November 25, 2025	55,912	$4.95	Exercise of Company Options
November 26, 2025	14,041	$6.02	Exercise of Company Options
December 1, 2025	5,012	$13.10	Vesting of Company RSUs
December 2, 2025	200	$5.13	Exercise of Company Options
December 8, 2025	57,320	$5.06	Exercise of Company Options
December 17, 2025	15,864	$6.28	Exercise of Company Options
December 23, 2025	7,900	$4.80	Exercise of Company Options
December 24, 2025	64,065	$5.54	Exercise of Company Options
December 29, 2025	20,000	$5.98	Exercise of Company Options
January 7, 2026	520,000	$3.00	Exercise of Company Warrants
January 8, 2026	866,667	$3.00	Exercise of Company Warrants
January 27, 2026	1,575	$7.94	Exercise of Company Warrants
January 28, 2026	162,500	$3.00	Exercise of Company Warrants
January 28, 2026	174,825	$7.94	Exercise of Company Warrants
January 28, 2026	2,605,061	$7.90	Exercise of Company Notes
February 4, 2026	708,859	$7.90	Exercise of Company Notes
February 6, 2026	396,202	$11.50	Exercise of Company Warrants
February 23, 2026	1,575	$7.94	Exercise of Company Warrants
March 24, 2026	1,342	$5.13	Exercise of Company Options
March 26, 2026	14,710	$5.51	Exercise of Company Options
March 27, 2026	77,594	$13.13	Vesting of Company RSUs
March 30, 2026	1,254	$6.58	Exercise of Company Options
March 30, 2026	59,046	$6.58	Vesting of Company RSUs
March 31, 2026	8,531	$5.76	Exercise of Company Options
March 31, 2026	125,145	$7.52	Vesting of Company RSUs
March 31, 2026	65,000	$3.00	Exercise of Company Warrants
April 1, 2026	62,749	$5.74	Exercise of Company Options
April 2, 2026	2,828	$13.10	Vesting of Company RSUs
May 19, 2026	1,102	$13.10	Exercise of Company Options
May 21, 2026	40,932	$4.80	Exercise of Company Options
May 26, 2026	4,135	$6.07	Vesting of Company RSUs
May 26, 2026	19,541	$4.80	Exercise of Company Options
May 28, 2026	148,452	$13.10	Exercise of Company Options
May 29, 2026	39,083	$4.80	Exercise of Company Options
June 8, 2026	29,063,287	$7.90	Exercise of Company Notes
June 10, 2026	944	$13.10	Exercise of Company Options

The following table sets forth information in respect of issuances of securities that are convertible or exchangeable into Company Shares during the 12 month period ended prior to the date of this Circular:

Date of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued
August 18, 2025	Company Options	13.96	18,352
August 18, 2025	Company RSUs	13.10	9,180
September 16, 2025	Company Options	15.81	17,405
November 24, 2025	Company Options	17.80	15,753
December 15, 2025	Company DSUs	18.43	6,511
February 10, 2026	Company RSUs	$23.67	820
February 10, 2026	Company DSUs	$23.67	708
March 27, 2026	Company Options	19.13	330,065
March 27, 2026	Company RSUs	19.13	217,860
March 27, 2026	Company DSUs	19.13	53,579
March 31, 2026	Company Options	22.37	3,875
March 31, 2026	Company RSUs	22.37	3,670
June 9, 2026	Company RSUs	14.62	1,196
June 9, 2026	Company DSUs	14.62	1,257
June 11, 2026	Company Options	13.64	11,111

Dividends

On December 3, 2025, the Board declared an inaugural quarterly cash dividend of $0.015 per Company Share, which was payable on February 10, 2026, to holders of record as at the close of business on the record date of January 12, 2026. At the same time, the Board also approved a policy under which the Company intends to pay a regular quarterly dividend of $0.015 per Company Share or $0.06 per Company Share annually.

On May 11, 2026, the Company declared a quarterly dividend of US$0.015 per Company Shares, which was paid on June 9, 2026, to Shareholders of record at close of business on May 26, 2026.

The declaration, amount, and payment of future dividends remain subject to the discretion of the Board and will depend upon the Company’s financial results, capital requirements, business conditions, and other factors. The Company will review the dividend policy on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, compliance with debt covenants, legal requirements, and other factors considered relevant. In particular, under the terms of the Company’s credit facility, the Company is prohibited from declaring, paying, or setting aside for payment any dividend on the Company Shares unless certain financial covenants and ratios are met. As such, no assurance can be made that any future dividends will be declared and paid or that any particular level of dividend amount will be maintained. The Company is also subject to certain restrictions on declaring and paying dividends pursuant to the Arrangement Agreement, as discussed under “Part III – The Arrangement Agreement – Covenants – Covenants of Orla Regarding the Conduct of Business” in the Circular.

Risk Factors

An investment in Company Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under “Part IV – Risk Factors – Risk Factors Related to the Arrangement” and “Part IV – Risk Factors – Risk Factors Related to the Operations of the Combined Company”, readers should consider carefully the risk factors described in the Company AIF, the Company Annual MD&A and the Company Interim MD&A, each of which is incorporated by reference in this Circular. If any of the identified risks were to materialize, the Company’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of the Company that may present additional risks in the future.

Material Contracts

Except as otherwise disclosed in the Circular and as discussed in the Company AIF, during the 12 months prior to the date of the Circular, the Company has not entered into any contracts, nor are there any contracts still in effect, that are material to the Company or any of its subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Company AIF, which is incorporated by reference in the Circular.

Auditor, Transfer Agent and Registrar

Deloitte LLP is the auditor of the Company.

The transfer agent and registrar for the Company Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Company Shares in the United States of America is Computershare Trust Company, N.A. in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Orla, at Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8, telephone (604) 564-1852 and are also available electronically through SEDAR+ at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. The filings of the Company through SEDAR+ and through EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	Company AIF;

(b)	Company Annual Financial Statements;

(c)	Company Annual MD&A;

(d)	Company Interim Financial Statements;

(e)	Company Interim MD&A;

(f)	the management information circular of the Company dated May 8, 2026 in connection with the annual general and special meeting of Shareholders held on June 16, 2026;

(g)	the material change report of the Company dated January 21, 2026 in respect to the results of a feasibility study on the South Railroad Project;

(h)	the material change report of the Company dated February 23, 2026 in respect of the result of a preliminary economic assessment for the underground project at the Camino Rojo Mine;

(i)	the material change report of the Company dated May 20, 2026 in respect of the entering into of the Arrangement Agreement; and

(j)	the material change report of the Company dated June 10, 2026 in respect of the illegal work stoppage and blockade by its unionized workers at the Camino Rojo Mine, and subsequent ending of the illegal blockade and resumption of operations.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus of NI 44-101 (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this Circular disclosing additional or updated information, including the documents incorporated by reference herein, filed pursuant to the requirements of applicable securities legislation in Canada and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. These documents are available on SEDAR+, which can be accessed at www.sedarplus.ca. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated herein by reference.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Circular and prior to the Effective Date, such document will be deemed to be incorporated by reference herein (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Company with the SEC under the U.S. Exchange Act from the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference herein, but only if and to the extent expressly so provided in any such report. The Company’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Circular, except as so modified or superseded.

Information contained in or otherwise accessed through the Company’s website (www.orlamining.com), or any other website, does not form part of the Circular. All such references to the Company’s website are inactive textual references only.

Additional Information

Additional information relating to the Company can be found under the Company’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information concerning the Company is provided in the Company Annual Financial Statements and the Company Annual MD&A, and the Company Interim Financial Statements and the Company Interim MD&A, which can be found under the Company’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on the Company’s website at www.orlamining.com. Shareholders may also obtain these documents, without charge, upon request at Orla Mining Ltd., Suite 2020 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

J-1

Appendix J

Information Concerning Equinox

The following information concerning Equinox should be read in conjunction with the documents incorporated by reference into this Appendix J, “Information Concerning Equinox” and the information concerning Equinox appearing elsewhere in this Circular.

About Equinox

Equinox is an Americas-focused mining company advancing its strategy to become a top quartile gold producer. In its first eight years, Equinox has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile supported by a pipeline of development and expansion projects.

Equinox was founded with the strategic vision of building a diversified, Americas-focused gold company to achieve high-quality and high-margin production. Equinox’s strategy is to be a top-quartile valued gold producer, delivering strong per-share returns while maintaining a disciplined approach to capital allocation. Equinox continues to optimize its portfolio, prioritizing long-life, low-cost assets and growth opportunities to maximize shareholder value. Equinox is committed to operating responsibly and safely, creating lasting economic and social benefits for its host communities, and fostering a safe and inclusive workplace for its employees and contractors.

In support of these objectives, on June 17, 2025, Equinox completed the acquisition of all the outstanding common shares of Calibre Mining Corp. pursuant to a court-approved plan of arrangement (the “Calibre Transaction”). The transaction expanded Equinox’s portfolio with the El Limon Complex and the La Libertad Complex in Nicaragua and the Valentine Gold Mine in Canada. Following the Calibre Transaction in 2025 and its sale of the Brazil operations in January 2026, Equinox transitioned to a predominantly North American producer with a lower-cost production base and a stronger balance sheet. Equinox is focused on ramping up its long-life Greenstone Gold Mine and Valentine Gold Mine and directing investment toward higher-return opportunities, including the phase 2 expansions at the Valentine Gold Mine and Castle Mountain Gold Project and the potential restart and expansion at Los Filos Mining Complex.

Equinox is principally engaged in the operation, development and exploration of gold projects. Equinox owns four producing mines and is advancing expansion projects in Canada, the U.S. and Mexico. All of Equinox’s mines are 100% owned.

The material operations of Equinox consist of the following:

•	Greenstone Gold Mine, an open-pit gold mining and conventional milling operation with underground potential located in Ontario, Canada; and

•	Valentine Gold Mine, an open-pit gold mining and conventional milling operation located in Newfoundland and Labrador, Canada.

In addition, Equinox owns the producing Mesquite Gold Mine, an open-pit heap leach mine located in California, U.S.; La Libertad Complex and El Limon Complex, a series of underground and open-pit mines located in Nicaragua; the development-stage Castle Mountain Gold Project, located in California, U.S.; and the Los Filos Mining Complex, located in Guerrero, Mexico, that is currently on care and maintenance.

2025 Results

Equinox produced 922,827 ounces of gold in 2025.17 The Greenstone Gold Mine produced 223,843 ounces of gold, the Mesquite Gold Mine produced 85,998 ounces of gold, Nicaragua operations produced 262,025 ounces of gold, and the Valentine Gold Mine produced 23,816 ounces of gold following first gold pour in September 2025. Equinox’s Brazil operations, which were sold on January 23, 2026, produced 258,905 ounces of gold in 2025, and 26,138 ounces of gold were produced at the Pan Mine in Nevada, which was sold on October 1, 2025.

[17]	Including production from January 1, 2025 from the assets acquired in the Calibre Transaction, which closed on June 17, 2025. Production from all assets for the period of ownership totaled 779,544 ounces of gold.

During 2025, Equinox completed 32.5 million work hours with 23 lost-time injuries across its sites, resulting in a lost-time injury frequency rate of 0.71 per million hours worked compared to the target of 0.58 for 2025. Three of Equinox’s sites had no lost-time injuries during 2025.

Equinox’s total recordable injury frequency rate, which measures injuries requiring the attention of medically trained personnel, was 1.69 per million hours worked compared to the target of 2.85 for 2025.

Environmental stewardship is fundamental to Equinox’s operations. Equinox aims to minimize or mitigate the potential effects of our operations on regional flora, fauna, water quality and air quality. By understanding the components of the ecosystem and the potential impacts of mining activities, Equinox plans appropriately and adopts mitigation strategies to eliminate or reduce impacts to acceptable levels. During 2025, Equinox achieved a significant environmental incident frequency rate of 0.00 per million hours worked, based on Equinox’s internal environmental reporting standards, compared to the target of 1.20 for 2025. None of Equinox’s sites had a significant environmental incident during 2025.

2026 Outlook

For 2026, Equinox expects to produce 700,000 to 800,000 ounces of gold at cash costs of $1,425 to $1,525 per oz sold and AISC of $1,775 to $1,875 per oz sold.18

Gold production in 2026 is expected to benefit from the ramp-up at the Valentine Gold Mine and its first full year of operation, as the mine advances toward nameplate throughput. Production at the Greenstone Gold Mine is also planned to increase during 2026 as improvements in mining and milling rates and practices enhance reliability and overall operational performance. Equinox may revise guidance during the year to reflect changes to expected results.

To achieve its growth objectives, Equinox intends to maintain a disciplined approach to capital allocation, continuing to review its portfolio to direct investment toward high-return opportunities such as the Phase 2 expansions at the Valentine Gold Mine and the Castle Mountain Gold Project and the potential restart of operations and expansion at the Los Filos Mining Complex.

Corporate Structure

Equinox is a company incorporated under the BCBCA on March 23, 2007, as “Waterloo Resources Ltd.” Subsequently Equinox’s name was changed as follows:

From	To	Date	Reason for Name Change

Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction

Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement1 between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.

JDL Gold Corp.	Trek Mining Inc.	March 30, 2017	Plan of arrangement1 between JDL Gold Corp. and Luna Gold Corp.

Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.

Note:

1.          Court approved plan of arrangement pursuant to the BCBCA.

[18]	Including production from January 1, 2025 from the assets acquired in the Calibre Transaction, which closed on June 17, 2025. Production from all assets for the period of ownership totaled 779,544 ounces of gold.

Equinox’s head and registered offices are located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

The Equinox AIF, which is incorporated by reference herein, describes Equinox’s Material Subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by Equinox.

Recent Developments

On May 6, 2026, the Equinox Board declared a quarterly cash dividend of $0.015 per Equinox Share, payable on June 5, 2026 to shareholders of record as at the close of business on the record date of May 21, 2026.

On May 13, 2026, Equinox announced that Equinox and Orla entered into the Arrangement Agreement.

Material Property

The Greenstone Gold Mine and the Valentine Gold Mine are Equinox’s only material properties. See the Equinox AIF, which is incorporated into this Circular by reference, for a description of the Equinox Properties, including summaries of the Equinox Technical Reports.

Description of Capital Structure

Equinox is authorized to issue an unlimited number of Equinox Shares without par value. As at the Record Date, there were 789,157,839 Equinox Shares issued and outstanding. The holders of Equinox Shares are entitled to: (i) one vote per Equinox Share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox; and (iii) receive a pro rata share of the assets of Equinox available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox. There are no pre-emptive, conversion or redemption rights attached to the Equinox Shares.

Dividend History

As at December 31, 2025, Equinox had not, since incorporation, declared or paid any cash dividends on Equinox Shares and did not have a dividend policy.

On February 18, 2026, the Equinox Board adopted a dividend policy pursuant to which Equinox intends, subject to quarterly approval of the Equinox Board and certain relevant factors, to pay a regular quarterly dividend of $0.015 per Equinox Share ($0.06 per Equinox Share annually). Equinox also declared its inaugural quarterly cash dividend of $0.015 per Equinox Share, which was paid on March 26, 2026 to Equinox Shareholders of record as at the close of business on March 12, 2026 (the “Inaugural Dividend”).

On May 6, 2026, the Equinox Board declared a quarterly cash dividend of $0.015 per Equinox Share, payable on June 5, 2026 to Equinox Shareholders of record as at the close of business on the record date of May 21, 2026. The quarterly dividends have been designated as an “eligible dividend” for Canadian income tax purposes.

Market for Securities

Equinox Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “EQX”. The following table sets forth, for the periods indicated, the high and low sale prices per Equinox Shares and the total monthly trading volumes, as reported on TSX, during the 12 months preceding the date of this Circular.

TSX Main Board					Other TSX Trading Platforms
Month	High (C$)	Low (C$)	Total Volume	Average Volume	Total Volume	Average Volume
June 2025	10.15	7.71	62,754,204	2,988,295	62,754,204	3,055,981
July 2025	9.00	7.72	46,242,035	2,101,911	46,242,035	2,871,550
August 2025	12.02	8.30	48,282,731	2,414,137	48,282,731	2,769,920
September 2025	16.01	12.14	63,390,108	3,018,577	63,390,108	3,978,389
October 2025	18.15	14.34	62,418,310	2,837,196	62,418,310	2,941,653
November 2025	19.62	14.57	49,820,591	2,491,030	49,820,591	2,352,993
December 2025	20.98	18.60	46,208,314	2,200,396	46,208,314	2,171,596
January 2026	23.49	18.32	59,969,215	2,855,677	50,579,591	2,408,552
February 2026	25.87	18.80	58,315,193	3,069,221	42,377,063	2,230,372
March 2026	25.85	16.09	67,022,128	3,046,460	49,956,200	2,270,736
April 2026	21.88	18.31	45,680,396	2,175,257	35,734,551	1,701,645
May 2026	21.00	16.51	130,142,762	6,507,138	52,850,058	2,642,503
June 2026 (1)	18.25	13.51	51,709,476	4,700,861	50,774,267	4,615,842

Source: TMX Money and TSX InfoSuite

Notes:

1.	For the period June 1 to June 15, 2026.

The following table sets forth, for the periods indicated, the high and low sale prices of the Equinox Shares and the total monthly trading volumes, as reported on the NYSE American, during the 12 months preceding the date of this Circular.

NYSE American
Month	High ($)	Low ($)	Total Volume	Average Volume
June 2025	7.44	5.61	359,956,868	17,997,843
July 2025	6.58	5.66	266,552,998	12,116,045
August 2025	8.76	6.01	271,401,847	12,923,897
September 2025	11.52	8.79	357,330,670	17,015,746
October 2025	12.93	10.24	300,612,222	13,070,097
November 2025	13.94	10.31	179,058,357	9,424,124
December 2025	15.10	13.41	29,892,018	1,358,728
January 2026	17.36	13.29	18,431,018	921,551
February 2026	18.92	13.70	18,635,289	980,805
March 2026	18.90	11.71	29,936,380	1,360,745
April 2026	15.97	13.34	14,775,969	703,618

NYSE American
Month	High ($)	Low ($)	Total Volume	Average Volume
May 2026	15.27	11.94	15,320,079	766,004
June 2026 (1)	13.20	9.65	14,653,148	1,332,104

Source: NYSE Connect

Notes:

1.	For the period June 1 to June 15, 2026.

On June 15, 2026, the closing price of Equinox Gold Shares on the TSX was C$15.68 and on the NYSE American was $11.20.

Prior Sales

The following table sets forth information in respect of issuances of Equinox Shares and securities that are convertible or exchangeable into Equinox Shares within the 12 months prior to the date of the Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
2025
June 1	666	$6.01	Settlement of Equinox Gold RSUs
June 6	1,334	$5.37	Settlement of Equinox Gold RSUs
June 6	9,613	$9.12	Settlement of Equinox Gold RSUs
June 10	8,642	$5.37	Settlement of Equinox Gold RSUs
June 13	302,842,820	$3.00	Acquisition of Calibre shares
June 17	17,011	$6.01	Settlement of Equinox Gold RSUs
July 2	17,285	$5.37	Settlement of Equinox Gold RSUs
July 2	4,806	$9.12	Settlement of Equinox Gold RSUs
July 2	7,000	$9.02	Settlement of Equinox Gold RSUs
July 8	11,900	$5.40	Settlement of Equinox Gold PSUs
July 10	7,500	$8.34	Settlement of Equinox Gold PSUs
July 14	7,500	$8.34	Settlement of Equinox Gold PSUs
July 14	16,500	$6.01	Settlement of Equinox Gold PSUs
July 21	49,600	$6.01	Settlement of Equinox Gold RSUs
July 21	22,400	$5.37	Settlement of Equinox Gold PSUs
July 21	76,300	$5.37	Settlement of Equinox Gold PSUs
July 21	44,800	$5.37	Settlement of Equinox Gold RSUs
July 21	45,900	$8.34	Settlement of Equinox Gold RSUs
July 21	80,000	$6.88	Settlement of Equinox Gold PSUs
July 21	125,000	$6.88	Settlement of Equinox Gold PSUs
July 21	450	$4.20	Exercise of Equinox Gold Options
July 22	55,100	$6.01	Settlement of Equinox Gold PSUs
July 23	55,100	$6.01	Settlement of Equinox Gold RSUs
July 23	50,867	$5.37	Settlement of Equinox Gold RSUs
July 23	36,400	$6.97	Settlement of Equinox Gold RSUs

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
July 23	49,700	$8.34	Settlement of Equinox Gold PSUs
July 23	49,700	$8.34	Settlement of Equinox Gold RSUs
July 23	3,102	$2.89	Exercise of Equinox Gold Options
July 23	1,000	$2.89	Exercise of Equinox Gold Options
July 24	70,233	$1.72	Exercise of Equinox Gold Options
July 28	257	$4.20	Exercise of Equinox Gold Options
July 28	3,279	$8.34	Settlement of Equinox Gold PSUs
July 29	211,608	$1.72	Exercise of Equinox Gold Options
August 5	50,000	$5.37	Settlement of Equinox Gold PSUs
August 8	200,000	$6.88	Settlement of Equinox Gold PSUs
August 8	14,434	$5.37	Settlement of Equinox Gold RSUs
August 11	4,433	$9.02	Settlement of Equinox Gold RSUs
August 11	3,543	$2.89	Exercise of Equinox Gold Options
August 14	261,498	$1.72	Exercise of Equinox Gold Options
August 15	25,000	$5.37	Settlement of Equinox Gold PSUs
August 15	9,286	$2.89	Exercise of Equinox Gold Options
August 15	6,620	$1.89	Exercise of Equinox Gold Options
August 15	5,769,231	$6.50	Conversion of 2020 Convertible Notes
August 15	615,385	$6.50	Conversion of 2020 Convertible Notes
August 15	3,615,385	$6.50	Conversion of 2020 Convertible Notes
August 15	3,846,154	$6.50	Conversion of 2020 Convertible Notes
August 15	2,307,693	$6.50	Conversion of 2020 Convertible Notes
August 15	3,846,154	$6.50	Conversion of 2020 Convertible Notes
August 15	75,000	$6.01	Settlement of Equinox Gold PSUs
August 18	990	$6.01	Settlement of Equinox Gold RSUs
August 18	69,732	$1.72	Exercise of Equinox Gold Options
August 18	2,995	$4.78	Exercise of Equinox Gold Options
August 18	49,400	$5.37	Settlement of Equinox Gold PSUs
August 18	1,334	$5.37	Settlement of Equinox Gold RSUs
August 18	300	$9.02	Settlement of Equinox Gold RSUs
August 18	5,467	$4.78	Settlement of Equinox Gold RSUs
August 18	5,970	$2.89	Exercise of Equinox Gold Options
August 18	2,000	$2.89	Exercise of Equinox Gold Options
August 18	26,480	$1.89	Exercise of Equinox Gold Options
August 18	1,427,417	$6.50	Conversion of 2020 Convertible Notes
August 18	13,300	$6.01	Settlement of Equinox Gold PSUs
August 19	26,800	$6.01	Settlement of Equinox Gold RSUs
August 19	18,000	$5.37	Settlement of Equinox Gold PSUs
August 19	3,600	$5.37	Settlement of Equinox Gold RSUs
August 19	18,067	$5.37	Settlement of Equinox Gold RSUs
August 19	15,000	$2.78	Exercise of Equinox Gold Options
August 19	700	$9.02	Settlement of Equinox Gold RSUs

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
August 19	12,300	$8.34	Settlement of Equinox Gold PSUs
August 19	37,000	$8.34	Settlement of Equinox Gold RSUs
August 19	80,000	$6.68	Settlement of Equinox Gold PSUs
August 19	4,444	$5.12	Exercise of Equinox Gold Options
August 20	3,528	$2.89	Exercise of Equinox Gold Options
August 21	21,700	$6.01	Settlement of Equinox Gold PSUs
August 22	14,539	$6.01	Settlement of Equinox Gold RSUs
August 22	28,700	$5.37	Settlement of Equinox Gold PSUs
August 22	9,567	$5.37	Settlement of Equinox Gold RSUs
August 22	20,100	$8.34	Settlement of Equinox Gold PSUs
August 22	20,100	$8.34	Settlement of Equinox Gold RSUs
August 22	50,000	$6.88	Settlement of Equinox Gold PSUs
August 22	10,087	$5.12	Exercise of Equinox Gold Options
August 26	140,231	$10.83	Exercise of Equinox Gold Options
August 26	2,802	$2.89	Exercise of Equinox Gold Options
August 27	14,800	$6.01	Settlement of Equinox Gold PSUs
August 29	85,200	$8.34	Settlement of Equinox Gold PSUs
August 29	4,000	$5.12	Exercise of Equinox Gold Options
September 2	48,900	$8.34	Settlement of Equinox Gold PSUs
September 2	1,450	$12.80	Settlement of Equinox Gold RSUs
September 3	7,361	$4.06	Exercise of Equinox Gold Options
September 4	3,000	$2.89	Exercise of Equinox Gold Options
September 4	89,800	$6.01	Settlement of Equinox Gold RSUs
September 8	2,893	$1.72	Exercise of Equinox Gold Options
September 8	3,147	$12.80	Settlement of Equinox Gold RSUs
September 8	9,859	$2.78	Exercise of Equinox Gold Options
September 8	12,876	$8.34	Settlement of Equinox Gold RSUs
September 8	7,110	$12.92	Exercise of Equinox Gold Options
September 8	24,934	$6.97	Settlement of Equinox Gold RSUs
September 9	5,000	$5.12	Exercise of Equinox Gold Options
September 9	1,000	$6.01	Settlement of Equinox Gold RSUs
September 12	24,400	$5.37	Settlement of Equinox Gold RSUs
September 12	9,466	$9.02	Settlement of Equinox Gold RSUs
September 15	39,062	$5.12	Exercise of Equinox Gold Options
September 15	3,300	$5.12	Exercise of Equinox Gold Options
September 16	55,000	$5.12	Exercise of Equinox Gold Options
September 16	10,000	$1.72	Exercise of Equinox Gold Options
September 19	34,100	$8.34	Settlement of Equinox Gold RSUs
September 23	3,485	$5.12	Exercise of Equinox Gold Options
September 23	25,509	$5.12	Exercise of Equinox Gold Options
September 23	25,000	$5.12	Exercise of Equinox Gold Options
September 24	9,900	$5.37	Settlement of Equinox Gold RSUs

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
September 25	1,467	$9.02	Settlement of Equinox Gold RSUs
September 25	2,000	$1.72	Exercise of Equinox Gold Options
September 30	1,567	$9.02	Settlement of Equinox Gold RSUs
September 30	2,200	$8.34	Settlement of Equinox Gold PSUs
September 30	25,000	$5.12	Exercise of Equinox Gold Options
September 30	3,500	$12.92	Exercise of Equinox Gold Options
September 30	4,227	$2.89	Exercise of Equinox Gold Options
September 30	6,947	$3.55	Exercise of Equinox Gold Options
September 30	6,783	$5.40	Settlement of Equinox Gold PSUs
September 30	1,250	$6.01	Settlement of Equinox Gold RSUs
October 1	25,438	$5.12	Exercise of Equinox Gold Options
October 1	1,310	$12.92	Exercise of Equinox Gold Options
October 1	4,973	$13.83	Exercise of Equinox Gold Options
October 1	30,000	$4.32	Settlement of Equinox Gold RSUs
October 3	100,000	$5.37	Settlement of Equinox Gold RSUs
October 6	100,000	$8.34	Settlement of Equinox Gold RSUs
October 7	45,564	$6.26	Exercise of 2022 Warrants
October 7	4,100	$8.34	Settlement of Equinox Gold PSUs
October 8	10,000	$2.78	Exercise of Equinox Gold Options
October 9	21,520	$5.12	Exercise of Equinox Gold Options
October 9	30,000	$1.72	Exercise of Equinox Gold Options
October 10	3,500	$2.89	Exercise of Equinox Gold Options
October 14	7,100	$6.01	Settlement of Equinox Gold PSUs
October 15	17,011	$6.01	Settlement of Equinox Gold RSUs
October 15	9,700	$5.37	Settlement of Equinox Gold PSUs
October 15	17,285	$5.37	Settlement of Equinox Gold RSUs
October 15	4,733	$9.02	Settlement of Equinox Gold RSUs
October 15	6,600	$8.34	Settlement of Equinox Gold PSUs
October 15	12,876	$8.34	Settlement of Equinox Gold RSUs
October 15	5,000	$8.34	Settlement of Equinox Gold RSUs
October 15	501,689	$6.26	Exercise of 2022 Warrants
October 15	35,000	$4.32	Settlement of Equinox Gold PSUs
October 16	10,787	$14.72	Exercise of Equinox Gold Options
October 16	23,539	$4.40	Exercise of Equinox Gold Options
October 21	52,299	$1.72	Exercise of Equinox Gold Options
October 21	20,710	$2.80	Exercise of Equinox Gold Options
October 21	28,890	$2.89	Exercise of Equinox Gold Options
October 21	26,661	$3.55	Exercise of Equinox Gold Options
October 21	30,000	$1.72	Exercise of Equinox Gold Options
October 23	5,000	$5.12	Exercise of Equinox Gold Options
October 28	5,000	$5.12	Exercise of Equinox Gold Options
October 28	5,000	$5.12	Exercise of Equinox Gold Options

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
October 29	6,640	$5.12	Exercise of Equinox Gold Options
October 29	30,000	$1.72	Exercise of Equinox Gold Options
November 4	20,000	$5.12	Exercise of Equinox Gold Options
November 10	13,071	$12.92	Exercise of Equinox Gold Options
November 10	1,782	$9.70	Settlement of Equinox Gold RSUs
November 12	6,900	$6.01	Settlement of Equinox Gold PSUs
November 13	1,250	$6.01	Settlement of Equinox Gold RSUs
November 13	1,400	$12.80	Settlement of Equinox Gold RSUs
November 13	4,500	$8.34	Settlement of Equinox Gold PSUs
November 13	4,934	$6.85	Settlement of Equinox Gold RSUs
November 14	8,506	$6.01	Settlement of Equinox Gold RSUs
November 14	535	$6.01	Settlement of Equinox Gold RSUs
November 14	17,285	$5.37	Settlement of Equinox Gold RSUs
November 14	9,466	$9.02	Settlement of Equinox Gold RSUs
November 14	1,000	$8.34	Settlement of Equinox Gold PSUs
November 14	2	$5.12	Exercise of Equinox Gold Options
November 14	14,640	$12.92	Exercise of Equinox Gold Options
November 14	13,131	$15.23	Exercise of Equinox Gold Options
November 14	6,000	$5.40	Settlement of Equinox Gold RSUs
November 14	9,613	$9.12	Settlement of Equinox Gold RSUs
November 14	68,968	$2.89	Exercise of Equinox Gold Options
November 17	50,000	$1.72	Exercise of Equinox Gold Options
November 19	43,583	$1.72	Exercise of Equinox Gold Options
November 21	43,583	$1.72	Exercise of Equinox Gold Options
November 21	43,583	$1.72	Exercise of Equinox Gold Options
November 21	101,694	$1.72	Exercise of Equinox Gold Options
November 21	1,254	$6.01	Settlement of Equinox Gold RSUs
November 26	7,700	$8.34	Settlement of Equinox Gold PSUs
November 26	1,500	$6.01	Settlement of Equinox Gold PSUs
November 27	1,500	$6.01	Settlement of Equinox Gold PSUs
November 27	5,646	$12.92	Exercise of Equinox Gold Options
November 27	900	$9.70	Settlement of Equinox Gold PSUs
December 1	3,500	$5.12	Exercise of Equinox Gold Options
December 1	8,000	$6.01	Settlement of Equinox Gold PSUs
December 2	89,000	$5.37	Settlement of Equinox Gold RSUs
December 2	22,131	$3.55	Exercise of Equinox Gold Options
December 2	14,338	$6.01	Settlement of Equinox Gold RSUs
December 4	867	$5.37	Settlement of Equinox Gold RSUs
December 4	3,500	$8.34	Settlement of Equinox Gold RSUs
December 4	41,795	$2.89	Exercise of Equinox Gold Options
December 8	2,078	$3.49	Exercise of Equinox Gold Options
December 9	1,506	$2.89	Exercise of Equinox Gold Options

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
December 9	25,795	$6.01	Settlement of Equinox Gold RSUs
December 12	1,000	$6.01	Settlement of Equinox Gold RSUs
December 12	900	$6.01	Settlement of Equinox Gold RSUs
December 12	17,367	$5.37	Settlement of Equinox Gold RSUs
December 12	2,333	$5.37	Settlement of Equinox Gold RSUs
December 12	700	$9.02	Settlement of Equinox Gold RSUs
December 12	10,787	$5.12	Exercise of Equinox Gold Options
December 12	8,443	$15.23	Exercise of Equinox Gold Options
December 12	4,600	$2.89	Exercise of Equinox Gold Options
December 19	4,950	$6.01	Settlement of Equinox Gold RSUs
December 22	3,750	$12.80	Settlement of Equinox Gold RSUs
December 22	3,200	$6.01	Settlement of Equinox Gold PSUs
December 23	29,100	$6.01	Settlement of Equinox Gold RSUs
December 23	10,000	$5.37	Settlement of Equinox Gold PSUs
December 23	39,400	$5.37	Settlement of Equinox Gold RSUs
December 23	12,100	$9.00	Settlement of Equinox Gold PSUs
December 23	18,500	$9.02	Settlement of Equinox Gold RSUs
December 23	27,500	$8.34	Settlement of Equinox Gold RSUs
December 23	7,320	$12.92	Exercise of Equinox Gold Options
December 23	10,787	$12.92	Exercise of Equinox Gold Options
December 24	30,750	$6.30	Settlement of Equinox Gold PSUs
2026
January 2	369,000	$6.88	Settlement of Equinox Gold PSUs
January 2	2,800	$12.80	Settlement of Equinox Gold RSUs
January 2	7,400	$9.02	Settlement of Equinox Gold RSUs
January 2	51,250	$6.88	Settlement of Equinox Gold PSUs
January 5	2,763	$2.89	Exercise of Equinox Gold Options
January 5	35,000	$4.32	Settlement of Equinox Gold RSUs
January 6	9,100	$5.37	Settlement of Equinox Gold PSUs
January 6	20,000	$12.92	Exercise of Equinox Gold Options
January 8	1,500	$6.88	Settlement of Equinox Gold PSUs
January 9	30,750	$6.88	Settlement of Equinox Gold PSUs
January 9	2,000	$6.88	Settlement of Equinox Gold PSUs
January 12	21,830	$12.92	Exercise of Equinox Gold Options
January 12	5,019	$12.92	Exercise of Equinox Gold Options
January 12	9,900	$5.37	Settlement of Equinox Gold PSUs
January 13	13,300	$5.37	Settlement of Equinox Gold PSUs
January 13	14,400	$5.37	Settlement of Equinox Gold PSUs
January 13	10,000	$5.37	Settlement of Equinox Gold PSUs
January 13	9,300	$5.37	Settlement of Equinox Gold PSUs
January 13	3,000	$5.37	Settlement of Equinox Gold PSUs
January 13	9,400	$5.37	Settlement of Equinox Gold PSUs

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
January 13	9,333	$5.37	Settlement of Equinox Gold RSUs
January 13	9,900	$5.37	Settlement of Equinox Gold RSUs
January 13	3,000	$5.37	Settlement of Equinox Gold RSUs
January 13	3,400	$5.37	Settlement of Equinox Gold RSUs
January 13	6,067	$5.37	Settlement of Equinox Gold RSUs
January 13	112,034	$5.37	Settlement of Equinox Gold RSUs
January 14	900	$9.70	Settlement of Equinox Gold RSUs
January 14	2,300	$5.37	Settlement of Equinox Gold RSUs
January 14	1,062	$1.03	Exercise of Equinox Gold Options
January 14	1,000	$2.89	Exercise of Equinox Gold Options
January 14	100,000	$1.72	Exercise of Equinox Gold Options
January 14	1,167	$5.37	Settlement of Equinox Gold RSUs
January 15	4,400	$5.37	Settlement of Equinox Gold RSUs
January 15	100,000	$1.72	Exercise of Equinox Gold Options
January 20	9,400	$5.37	Settlement of Equinox Gold PSUs
January 21	9,300	$5.37	Settlement of Equinox Gold PSUs
January 21	1,000	$5.37	Settlement of Equinox Gold RSUs
January 21	2,500	$5.37	Settlement of Equinox Gold RSUs
January 21	1,500	$5.37	Settlement of Equinox Gold RSUs
January 21	5,000	$8.34	Settlement of Equinox Gold RSUs
January 21	1,500	$6.88	Settlement of Equinox Gold PSUs
January 21	6,006	$8.34	Settlement of Equinox Gold RSUs
January 21	6,666	$8.34	Settlement of Equinox Gold RSUs
January 21	1,551	$8.34	Settlement of Equinox Gold RSUs
January 21	2,409	$8.34	Settlement of Equinox Gold RSUs
January 21	6,831	$8.34	Settlement of Equinox Gold RSUs
January 21	1,716	$8.34	Settlement of Equinox Gold RSUs
January 21	924	$8.34	Settlement of Equinox Gold RSUs
January 22	1,518	$8.34	Settlement of Equinox Gold RSUs
January 22	21,933	$13.83	Exercise of Equinox Gold Options
January 22	20,435	$6.01	Settlement of Equinox Gold RSUs
January 23	30,700	$8.34	Settlement of Equinox Gold RSUs
January 23	1,974	$8.34	Settlement of Equinox Gold RSUs
January 23	5,000	$9.25	Settlement of Equinox Gold PSUs
January 23	5,973	$8.34	Settlement of Equinox Gold RSUs
January 23	2,772	$8.34	Settlement of Equinox Gold RSUs
January 23	2,409	$8.34	Settlement of Equinox Gold RSUs
January 26	2,475	$8.34	Settlement of Equinox Gold RSUs
January 26	2,970	$8.34	Settlement of Equinox Gold RSUs
January 26	2,984	$9.35	Settlement of Equinox Gold RSUs
January 26	4,983	$8.34	Settlement of Equinox Gold RSUs
January 26	3,069	$8.34	Settlement of Equinox Gold RSUs

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
January 26	6,171	$8.34	Settlement of Equinox Gold RSUs
January 26	759	$8.34	Settlement of Equinox Gold RSUs
January 26	1,000	$8.34	Settlement of Equinox Gold RSUs
January 26	886	$8.34	Settlement of Equinox Gold RSUs
January 26	1,518	$8.34	Settlement of Equinox Gold RSUs
January 26	2,673	$8.34	Settlement of Equinox Gold RSUs
January 26	8,547	$8.34	Settlement of Equinox Gold RSUs
January 26	4,488	$8.34	Settlement of Equinox Gold RSUs
January 26	5,500	$8.34	Settlement of Equinox Gold RSUs
January 26	110	$8.34	Settlement of Equinox Gold RSUs
January 26	85,830	$1.72	Exercise of Equinox Gold Options
January 26	198	$8.34	Settlement of Equinox Gold RSUs
January 26	1,551	$9.70	Settlement of Equinox Gold RSUs
January 26	1,551	$8.34	Settlement of Equinox Gold RSUs
January 26	1,000	$5.37	Settlement of Equinox Gold RSUs
January 27	1,000	$5.37	Settlement of Equinox Gold RSUs
January 27	6,204	$5.37	Settlement of Equinox Gold RSUs
January 27	3,036	$5.37	Settlement of Equinox Gold RSUs
January 27	5,919	$5.37	Settlement of Equinox Gold RSUs
January 27	7,110	$12.92	Exercise of Equinox Gold Options
January 27	429	$14.94	Settlement of Equinox Gold RSUs
January 28	1,400	$10.26	Settlement of Equinox Gold RSUs
January 28	297	$8.34	Settlement of Equinox Gold RSUs
January 28	500	$3.78	Exercise of Equinox Gold Options
January 30	3,000	$6.26	Exercise of 2023 Warrants
January 30	10,000	$2.89	Exercise of Equinox Gold Options
February 2	1,192,789	$12.86	Exercise of 2025 Warrants
February 2	42,759	$6.09	Exercise of Equinox Gold Options
February 4	6,864	$8.34	Settlement of Equinox Gold RSUs
February 4	600	$8.34	Settlement of Equinox Gold RSUs
February 5	3,762	$6.01	Settlement of Equinox Gold RSUs
February 9	300	$12.80	Settlement of Equinox Gold RSUs
February 9	891	$6.01	Settlement of Equinox Gold RSUs
February 10	2,145	$6.01	Settlement of Equinox Gold RSUs
February 10	1	$8.34	Settlement of Equinox Gold RSUs
February 10	5,181	$6.01	Settlement of Equinox Gold RSUs
February 10	1,749	$8.34	Settlement of Equinox Gold RSUs
February 10	17,413	$3.09	Exercise of Equinox Gold Options
February 11	665	$8.34	Settlement of Equinox Gold RSUs
February 11	10,100	$6.01	Settlement of Equinox Gold PSUs
February 12	990	$6.01	Settlement of Equinox Gold RSUs
February 12	10,200	$8.34	Settlement of Equinox Gold PSUs

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
February 12	693	$8.34	Settlement of Equinox Gold RSUs
February 12	2,739	$6.01	Settlement of Equinox Gold RSUs
February 13	3,267	$8.34	Settlement of Equinox Gold RSUs
February 13	7,161	$6.01	Settlement of Equinox Gold RSUs
February 17	435,830	$1.72	Exercise of Equinox Gold Options
February 19	41,795	$2.89	Exercise of Equinox Gold Options
February 19	22,131	$3.55	Exercise of Equinox Gold Options
February 19	3,201	$6.01	Settlement of Equinox Gold RSUs
February 20	9,300	$5.37	Settlement of Equinox Gold RSUs
February 20	6,690	$2.78	Exercise of Equinox Gold Options
February 20	21,250	$4.06	Exercise of Equinox Gold Options
February 20	18,544	$5.12	Exercise of Equinox Gold Options
February 20	7,596	$13.83	Exercise of Equinox Gold Options
February 20	1,832	$13.83	Exercise of Equinox Gold Options
February 20	9,641	$2.89	Exercise of Equinox Gold Options
February 20	81,590	$2.89	Exercise of Equinox Gold Options
February 20	3,300	$8.34	Settlement of Equinox Gold RSUs
February 23	2,400	$13.55	Exercise of Equinox Gold Options
February 23	29,100	$6.01	Settlement of Equinox Gold PSUs
February 24	39,400	$5.37	Settlement of Equinox Gold PSUs
February 24	1,500	$5.37	Settlement of Equinox Gold RSUs
February 24	80,000	$6.88	Settlement of Equinox Gold PSUs
February 24	14,025	$14.26	Exercise of Equinox Gold Options
February 24	4,207	$14.72	Exercise of Equinox Gold Options
February 24	70,542	$3.55	Exercise of Equinox Gold Options
February 24	3,869	$6.01	Settlement of Equinox Gold RSUs
February 25	1,000	$5.37	Settlement of Equinox Gold RSUs
February 25	9,540	$4.63	Exercise of Equinox Gold Options
February 25	6,567	$8.34	Settlement of Equinox Gold RSUs
February 25	3,000	$8.34	Settlement of Equinox Gold RSUs
February 25	7,656	$8.34	Settlement of Equinox Gold RSUs
February 25	2,500	$6.88	Settlement of Equinox Gold PSUs
February 25	3,000	$6.88	Settlement of Equinox Gold PSUs
February 25	6,438	$8.34	Settlement of Equinox Gold RSUs
February 26	2,984	$9.38	Settlement of Equinox Gold RSUs
February 27	6,500	$6.36	Settlement of Equinox Gold PSUs
March 2	4,587	$8.34	Settlement of Equinox Gold RSUs
March 6	53,583	$6.01	Settlement of Equinox Gold RSUs
March 9	4,809	$6.68	Settlement of Equinox Gold RSUs
March 9	1,782	$9.70	Settlement of Equinox Gold RSUs
March 9	7,128	$6.01	Settlement of Equinox Gold RSUs
March 9	990	$6.01	Settlement of Equinox Gold RSUs

Date	Number of Equinox Shares	Price per Security(1)(2)	Reason for Issuance
March 9	1,353	$6.01	Settlement of Equinox Gold RSUs
March 9	6,831	$6.01	Settlement of Equinox Gold RSUs
March 10	6,468	$8.34	Settlement of Equinox Gold RSUs
March 10	6,438	$8.34	Settlement of Equinox Gold RSUs
March 11	41,795	$2.89	Exercise of Equinox Gold Options
March 20	10,000	$6.88	Settlement of Equinox Gold PSUs
March 24	1,001	$5.37	Settlement of Equinox Gold RSUs
March 30	4,955	$6.01	Settlement of Equinox Gold RSUs
April 1	814	$6.01	Settlement of Equinox Gold RSUs
April 1	386	$8.34	Settlement of Equinox Gold RSUs
April 1	500	$5.37	Settlement of Equinox Gold RSUs
April 2	5,000	$6.88	Settlement of Equinox Gold PSUs
April 2	2,808	$6.01	Settlement of Equinox Gold RSUs
April 9	1,000	$4.06	Exercise of Equinox Gold Options
April 10	396	$6.01	Settlement of Equinox Gold RSUs
April 15	500	$5.37	Settlement of Equinox Gold RSUs
April 15	22	$6.19	Settlement of Equinox Gold RSUs
April 15	79	$8.34	Settlement of Equinox Gold RSUs
April 15	2,775	$8.34	Settlement of Equinox Gold RSUs
April 17	5,300	$13.55	Exercise of Equinox Gold Options
April 20	3,087	$13.55	Exercise of Equinox Gold Options
April 21	958	$6.01	Settlement of Equinox Gold RSUs
May 7	958	$8.34	Settlement of Equinox Gold RSUs
May 7	200	$6.19	Settlement of Equinox Gold RSUs
May 12	3,500	$8.34	Settlement of Equinox Gold RSUs
May 12	700	$8.34	Settlement of Equinox Gold RSUs
May 12	21,574	$13.55	Exercise of Equinox Gold Options
May 14	7,386	$6.01	Settlement of Equinox Gold RSUs
May 15	13,952	$8.34	Settlement of Equinox Gold RSUs
June 4	1,000	$6.19	Settlement of Equinox Gold RSUs
June 15	1,477	$2.89	Exercise of Equinox Gold Options
June 15	69,732	$1.72	Exercise of Equinox Gold Options
June 16	1,860	$2.58	Exercise of Equinox Gold Options

Notes:

1.	The “price per security” in the table above indicates the exercise price for Equinox Shares issued pursuant to vesting of Equinox Options and Equinox Share purchase warrants.
2.	The “price per security” in the table above indicates the market price for Equinox Shares issued pursuant to settlement of Equinox RSUs and Equinox PSUs.

Consolidated Capitalization

There have been no material changes in Equinox’s consolidated share capital and loan capital since March 31, 2026, the date of the Equinox Interim Financial Statements.

Legal Proceedings and Regulatory Actions

To Equinox’s knowledge, there are no legal proceedings or regulatory actions material to Equinox to which Equinox is a party, or to which Equinox has been a party since incorporation, or of which any property of Equinox is or has been the subject matter of, since the beginning of the financial year ended December 31, 2025, and no such proceedings are known by Equinox to be contemplated. There have been no penalties or sanctions imposed against Equinox by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against Equinox and Equinox has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since Equinox’s incorporation.

Equinox is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in jurisdictions where it operates. However, none of these matters exceed 10% of the value of Equinox’s current assets. Equinox’s management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that Equinox will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded.

Transfer Agent, Registrar and Auditor

As of the date of this Circular, the transfer agent and registrar for the Equinox Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

Equinox’s independent auditor is Deloitte LLP. Effective May 21, 2026, the Company’s former auditor, KPMG LLP, resigned as auditor of Equinox and Deloitte LLP was appointed to fill the vacancy for the fiscal year ended December 31, 2026. KPMG LLP has prepared the report of the Independent Registered Public Accounting Firm dated February 20, 2026 in respect of the Equinox Annual Financial Statements. Each of KPMG LLP and Deloitte LLP, have confirmed that they are independent with respect to Equinox within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and that they are independent accountants with respect to Equinox under all relevant US professional and regulatory standards.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents relating to Equinox incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Equinox by mail at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, or by telephone at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International and are also available electronically under Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The filings of Equinox on SEDAR+ and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Equinox with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of this Circular:

1.	the Equinox AIF;

2.	the Equinox Annual Financial Statements;

3.	the Equinox Interim Financial Statements;

4.	the Equinox Annual MD&A;

5.	the Equinox Interim MD&A;

6.	the management information circular of Equinox dated March 23, 2026 in connection with the annual general meeting of Equinox Shareholders held on May 7, 2026; and

7.	material change report of Equinox dated May 20, 2026, relating to, among other things, the Arrangement.

Any document of the type referred to in paragraphs (1) – (7) above or similar material and any documents required by section 11.1 of Form 44-101F1 of NI 44-101 filed by Equinox Gold with any securities commissions or similar regulatory authority in Canada after the date of this Circular will be deemed to be incorporated by reference in this Circular and will automatically update and supersede information contained or incorporated by reference in this Circular. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the company and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in this Circular or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Appendix J, “Information Concerning Equinox”, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Appendix J, “Information Concerning Equinox”.

References to Equinox’s website in any documents that are incorporated by reference into this Circular do not incorporate by reference the information on such website into this Circular, and we disclaim any such incorporation by reference.

Risk Factors

The business and operations of Equinox are subject to risks. In addition to considering the other information in this Circular, Equinox Shareholders should consider carefully the factors set forth under the “Risk Factors” heading and the risks set forth in the Equinox AIF and the Equinox Annual MD&A, each of which are incorporated by reference herein.

K-1

Appendix K

Information Concerning the Combined Company Following Completion
of the Arrangement

The following information concerning the Combined Company should be read in conjunction with the documents incorporated by reference into this Appendix K, “ Information Concerning the Combined Company Following Completion of the Arrangement” and the information concerning the Combined Company appearing elsewhere in this Circular.

Except as otherwise described in this Appendix K, “Information Concerning the Combined Company Following Completion of the Arrangement”, the business of the Combined Company and information relating to the Combined Company shall be that of Equinox Gold generally disclosed elsewhere in this Circular.

Corporate Structure

On completion of the Arrangement, the Combined Company will continue the current operations of Equinox and Orla and be governed by the laws of the Province of British Columbia. The Arrangement will result in the acquisition of all issued and outstanding Company Shares by Equinox.

It is expected that the head and registered offices of the Combined Company will continue to be located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

The following chart illustrates the Combined Company’s Material Subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attached to all voting securities of each subsidiary that will be beneficially owned, controlled or directed, directly or indirectly, by the Combined Company:

Description of the Business

The Combined Company will carry on the businesses currently operated by Equinox and Orla, and it will continue to engage in mining activities, including exploring for, extracting and processing precious and base metals.

Following the Effective Date, Equinox’s material mineral properties for the purposes of NI 43-101 will be Greenstone Gold Mine, Valentine Gold Mine and Musselwhite Mine. Further information regarding the Equinox Properties can be found in the Equinox AIF, while further information regarding the Orla properties can be found in the Company AIF, each of which are incorporated by reference herein. Additional information can also be found in the Equinox Technical Reports and the Company Technical Reports, which are not incorporated by reference herein but are summarized in the Equinox AIF and the Company AIF, respectively, which are filed on Equinox’s and Orla’s respective issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Description of Share Capital

The authorized share capital of the Combined Company will be the same as the currently authorized share capital of Equinox and there will be no change in the rights associated with the Equinox Shares. The authorized share capital of Equinox consists of an unlimited number of Equinox Shares without par value. See “Capital Structure” in the Equinox AIF, which is incorporated by reference herein.

Immediately following completion of the Arrangement, assuming approximately 377,029,979 Equinox Shares are issued as a result of the Arrangement, existing Equinox Shareholders and former Shareholders will own approximately 67% and 33% of the Combined Company, respectively.

Consolidated Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of the Combined Company as at March 31, 2026, on an adjusted basis, giving effect to the Arrangement (as if it had closed on March 31, 2026).

As at March 31, 2026 (in millions of United States dollars, except shares)	Equinox (actual)	Combined Company (adjusted)
Cash and cash equivalents	$363.0	$717.1
Long-term debt	$585.6	$782.8
Total equity	$6,125.2	$10,169.8
Issued capitals	$4,903.6	$8,999.0
Equinox Gold Shares	789,078,512	1,166,882,436

Selected Unaudited Pro Forma Financial Information

Certain selected unaudited pro forma financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Equinox after giving effect to the Arrangement for the year ended December 31, 2025, and as at and for the three months ended March 31, 2026, and the accompanying notes thereto attached as Appendix “L” – “Unaudited Pro Forma Financial Information”.

Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of the Combined Company, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements set forth in Appendix L, “Unaudited Pro Forma Financial Information”.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements set forth in Appendix L, “Unaudited Pro Forma Financial Information”.

Dividends

There will be no restrictions in the Combined Company’s articles or elsewhere, other than customary general solvency requirements, which would prevent the Combined Company from paying dividends following completion of the Arrangement. On February 18, 2026, the Equinox Board adopted a dividend policy pursuant to which Equinox intends, subject to quarterly Board approval and certain relevant factors, to pay a regular quarterly dividend of $0.015 per Equinox Share ($0.06 per Equinox Share annually). Any change to the current dividend policy of the Combined Company will be made by the Combined Company Board on the basis of the earnings, financial requirements and other conditions existing at such time.

Principal Securityholders

To the best of the knowledge of the directors and officers of Equinox and Orla, upon completion of the Arrangement, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the common shares of the Combined Company, after giving effect to the Arrangement.

Following completion of the Arrangement, separately or together, Equinox does not anticipate that: (i) any person will hold more than 20% of the common shares of the Combined Company; or (ii) control of the Combined Company will be materially affected.

Executive Officers and Directors of the Combined Company

Executive Officers

Following the completion of the Arrangement, the executive officers of the Combined Company will be (i) Darren Hall, as Chief Executive Officer; (ii) Peter Hardie, as Chief Financial Officer; and (iii) Jason Simpson as President (current President and Chief Executive Officer of Orla), as well as any other officers appointed by the Equinox Board on the recommendation of Messrs. Hall and Hardie.

Directors

Following the completion of the Arrangement, the board of directors of the Combined Company will be led by the current Chair of the Board, Charles Jeannes, and that the board of the Combined Company will have eleven directors, comprising six directors of Equinox Gold and five directors from Orla to be appointed by Equinox upon completion of the Arrangement. Ross Beaty, the current Chair of the Equinox Board, will assume the role of Chair Emeritus and special advisor to the board of directors of the Combined Company.

Transfer Agent, Registrar and Auditor

As of the date of this Circular, the transfer agent and registrar for the Equinox Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario, Canada and New York, New York, USA. The transfer agent and registrar for the Equinox Shares in Canada and the United States, respectively, will continue to be Computershare Investor Services Inc.

The auditor of Equinox is Deloitte LLP through its offices located at 410 West Georgia Street, Vancouver, BC V6B 0S7 Canada. The auditor of Equinox Gold following the Effective Date will continue to be Deloitte LLP.

Appendix L

Unaudited Pro Forma Financial Information

(see attached)

Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

CONTENTS
Pro Forma Consolidated Statement of Financial Position	3
Pro Forma Consolidated Statements of Income	4

Notes to the Pro Forma Consolidated Financial Statements
Note 1 –General Information	6
Note 2 – Basis of Presentation	6
Note 3 –Transaction Description	11
Note 4 –Purchase Consideration	12
Note 5 – Pro Forma Adjustments and Assumptions	13
Note 6 – Pro Forma Income (Loss) Per Share	16

Pro Forma Consolidated Statement of Financial Position

At March 31, 2026

(Expressed in thousands of United States dollars)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note	Pro Forma Total
Assets Current assets
Cash and cash equivalents	$362,965	$427,349	$(73,226)	5(c)	$717,088
Marketable securities	136,654	—	—		136,654
Trade and other receivables	61,149	29,235	—		90,384
Inventories	392,045	96,926	122,556	5(g)	611,527
Prepaid expenses	33,474	6,954	—		40,428
Other current assets	2,022	33,000	(27,060)	5(l)	7,962
	988,309	593,464	22,270		1,604,043
Restricted cash	9,727	—	—		9,727
Inventories	433,152	—	—		433,152
Mineral properties, plant and equipment	7,948,829	1,507,869	5,015,276	5(d)	14,471,974
Other non-current assets	276,038	6,110	—		282,148
Total assets	$9,656,055	$2,107,443	$5,037,546		$16,801,044

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$335,525	$137,481	$(7,900)	5(a)	$465,106
Income taxes payable	92,959	40,677	—		133,636
Current portion of loans and borrowings	29,080	20,000	—		49,080
Current portion of deferred revenue	101,779	129,215	98,975	5(h)	329,969
Current portion of derivative liabilities	169,576	228,843	69,212	5(i)	467,631
Other current liabilities	68,902	6,082	—		74,984
	797,821	562,298	160,287		1,520,406
Non-current liabilities
Loans and borrowings	585,649	286,073	(88,943)	5(l)	782,779
Deferred revenue	166,284	141,932	61,429	5(h)	369,645
Derivative liabilities	49,098	—	—		49,098
Reclamation and closure cost provisions	232,303	106,169	—	5(k)	338,472
Deferred income tax liabilities	1,447,497	243,862	1,617,724	5(e)	3,309,083
Other non-current liabilities	252,183	10,681	(1,100)	5(a)	261,764
Total liabilities	3,530,835	1,351,015	1,749,397		6,631,247

Shareholders' equity
Common shares	4,903,602	570,765	3,524,629	5(f), (l)	8,998,996
Reserves	83,989	21,103	(12,920)	5(f), (l)	92,172
Accumulated other comprehensive income	11,042	(3,830)	3,830	5(f)	11,042
Retained earnings	1,126,587	168,390	(227,390)	5(b), (f)	1,067,587
Total equity	6,125,220	756,428	3,288,149		10,169,797
Total liabilities and equity	$9,656,055	$2,107,443	$5,037,546		$16,801,044

Pro Forma Consolidated Statement of Income

For the three months ended March 31, 2026

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note	Pro Forma Total
Continuing operations
Revenue	$861,593	$378,880	$—		$1,240,473
Cost of sales
Operating expense	(310,901)	(107,854)	—		(418,755)
Depreciation and depletion	(111,936)	(47,728)	(88,053)	5(j)	(247,717)
	(422,837)	(155,582)	(88,053)		(666,472)
Income from mine operations	438,756	223,298	(88,053)		574,001

Care and maintenance expense	(20,771)	—	—		(20,771)
Exploration and evaluation expense	(6,287)	(6,032)	—		(12,319)
General and administrative expense	(21,466)	(16,041)	—		(37,507)
Income from operations	390,232	201,225	(88,053)		503,404

Finance expense	(31,693)	(13,714)	2,790	5(l)	(42,617)
Finance income	4,201	3,834	—		8,035
Other expense	(48,729)	(47,730)	50,122	5(i)	(46,337)
Income before income taxes from continuing operations	314,011	143,615	(35,141)		422,485

Income tax expense	(126,841)	(68,210)	27,494	5(m)	(167,557)
Net income from continuing operations	187,170	75,405	(7,647)		254,928

Discontinued operations
Net income from discontinued operations	122,941	—	—		122,941
Net income	$310,111	$75,405	$(7,647)		$377,869

Net income per share
Basic	$0.39	$0.22			$0.32
Diluted	$0.38	$0.20			$0.31

Net income per share - continuing operations
Basic	$0.24	$0.22			$0.22
Diluted	$0.23	$0.20			$0.21

Weighted average shares outstanding
Basic	788,596,532	344,189,610			1,166,400,456
Diluted	825,750,643	399,470,337			1,218,474,588

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2025

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note	Pro Forma Total
Continuing operations
Revenue	$1,817,195	$1,057,881	$—		$2,875,076
Cost of sales
Operating expense	(834,589)	(349,901)	(122,556)	5(g)	(1,307,046)
Depreciation and depletion	(339,694)	(145,693)	(306,225)	5(j)	(791,612)
	(1,174,283)	(495,594)	(428,781)		(2,098,658)
Income from mine operations	642,912	562,287	(428,781)		776,418

Care and maintenance expense	(94,991)	—	—		(94,991)
Exploration and evaluation expense	(10,884)	(43,343)	—		(54,227)
General and administrative expense	(104,698)	(56,107)	(59,000)	5(b)	(219,805)
Income from operations	432,339	462,837	(487,781)		407,395

Finance expense	(179,288)	(55,483)	9,952	5(l)	(224,819)
Finance income	10,946	8,322	—		19,268
Other expense	(132,630)	(154,629)	112,000	5(i)	(175,259)
Income before income taxes from continuing operations	131,367	261,047	(365,829)		26,585

Income tax expense	(150,228)	(154,152)	139,452	5(m)	(164,928)
Net income (loss) from continuing operations	(18,861)	106,895	(226,377)		(138,343)

Discontinued operations
Net income from discontinued operations	240,332	—	—		240,332
Net income	$221,471	$106,895	$(226,377)		$101,989

Net income per share
Basic	$0.35	$0.33			$0.10
Diluted	$0.35	$0.30			$0.10

Net income (loss) per share - continuing operations
Basic	$(0.03)	$0.33			$(0.14)
Diluted	$(0.03)	$0.30			$(0.14)

Weighted average shares outstanding
Basic	630,306,219	328,888,975			1,008,110,143
Diluted	630,306,219	351,883,212			1,027,565,273

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

1.	GENERAL INFORMATION

These unaudited pro forma consolidated financial statements as at and for the three months ended March 31, 2026 and for the year ended December 31, 2025 (the "Pro Forma Financial Statements") of Equinox Gold Corp. (the "Company" or "Equinox Gold") have been prepared for the purposes of inclusion in the management information circular of the Company dated June 19, 2026 and the management information circular of Orla Mining Ltd. ("Orla") dated June 19, 2026.

Equinox Gold was incorporated under the Business Corporations Act (British Columbia) on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (the “TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada. Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.

Orla Mining Ltd. was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 and was continued into British Columbia under the Business Corporations Act (British Columbia) on June 3, 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) on April 21, 2015. On December 2, 2016, Orla was continued as a federal company under the Canada Business Corporations Act. Orla is listed on the TSX Canada under the symbol "OLA" and on the NYSE American Stock Exchange under the symbol "ORLA". Orla's registered office is located at Suite 2020, 666 Burrard Street, Vancouver, British Columbia, Canada. Orla is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and its material gold projects for the purpose of National Instrument 43-101 are the Musselwhite Mine in Ontario, Canada, the Camino Rojo gold and silver mine in Zacatecas State, Mexico, and the South Carlin Complex in Nevada, USA.

2.	BASIS OF PRESENTATION

a.	Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at March 31, 2026, reflects assumptions and adjustments to give effect to the acquisition by Equinox Gold of all the issued and outstanding Orla shares (the “Transaction”), as further described in Note 3 below, as if it had occurred on March 31, 2026. Each of the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025 reflect assumptions and adjustments to give effect to the Transaction as if it had occurred on January 1, 2025.

These Pro Forma Financial Statements utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2025, which were prepared in accordance with recognition and measurement principles of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). In preparing the Pro Forma Financial Statements, a review was undertaken to identify accounting policy differences between the accounting policies used by Equinox Gold and those of Orla. The review of the material accounting policies of the Company and Orla was necessary to ensure comparability in the Pro Forma Financial Statements. Based on our review, we believe the material accounting policies of Orla conform, in all material aspects, to those of Equinox Gold.

It is management’s opinion that the Pro Forma Financial Statements include all adjustments necessary for the fair presentation, in all material respects, of the Pro Forma Financial Statements as if the Transaction had occurred as of March 31, 2026 for the unaudited pro forma consolidated statement of financial position and as if the Transaction had occurred as of January 1, 2025 for each of the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025. The adjustments and assumptions required to reflect the transactions as of the applicable dates are described in Note 5. In preparing the Pro Forma Financial Statements, no adjustments were made to reflect operating synergies, efficiencies or other restructuring, or to include any integration costs that may result from the Transaction. The Pro Forma Financial Statements are based on estimates and assumptions set forth in the accompanying notes. The Pro Forma Financial Statements are being furnished solely for information purposes and are not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor are they indicative of future results that may occur.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

a.	Basis of Presentation (Continued)

The unaudited pro forma consolidated statements of financial position of the Company as at March 31, 2026 and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 have been prepared using the following:

•	The unaudited condensed consolidated interim financial statements of Equinox Gold for the three months ended March 31, 2026 and 2025.

•	The unaudited condensed interim consolidated financial statements of Orla for the three months ended March 31, 2026 and 2025.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2025 has been prepared using the following:

•	The audited consolidated financial statements of Equinox Gold for the year ended December 31, 2025 and 2024.

•	The audited consolidated financial statements of Orla for the year ended December 31, 2025 and 2024.

The Pro Forma Financial Statements were prepared using other supplementary information as was considered necessary to reflect the Transaction in the Pro Forma Financial Statements.

b.	Presentation Adjustments

For purposes of preparing the unaudited pro forma consolidated statement of financial position as at March 31, 2026, and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025, the Company has made certain reclassifications to conform to the presentation adopted by the Company.

Orla Mining Ltd. Statement of Financial Position as at March 31, 2026

	Orla Mining Ltd. Historical	Presentation Adjustments	Orla Mining Ltd. Adjusted
Assets Current assets
Cash	$427,349	$—	$427,349
Trade and other receivables	6,351	22,884	29,235
Value added taxes recoverable	22,884	(22,884)	—
Inventory	96,926	—	96,926
Prepaid expenses	6,954	—	6,954
Derivative assets	33,000	(33,000)	—
Other current assets	—	33,000	33,000
	593,464	—	593,464
Non-current assets
Mineral properties, plant and equipment	—	1,507,869	1,507,869
Property, plant and equipment	1,325,921	(1,325,921)	—
Exploration and evaluation properties	181,948	(181,948)	—
Other non-current assets	6,110	—	6,110
Total assets	$2,107,443	$—	$2,107,443

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b.	Presentation Adjustments (Continued)

Liabilities and Equity
Current liabilities
Trade payable and accrued liabilities	$143,563	$(6,082)	$137,481
Income taxes payable	40,677	—	40,677
Current portion of long term debt	20,000	—	20,000
Deferred revenue	129,215	—	129,215
Derivative liabilities	228,843	—	228,843
Other current liabilities	—	6,082	6,082
	562,298	—	562,298
Non-current liabilities
Long term debt	286,073	—	286,073
Deferred revenue	141,932	—	141,932
Derivative liabilities	—	—	—
Site closure provisions	106,169	—	106,169
Deferred tax liabilities	243,862	—	243,862
Lease obligations	9,134	(9,134)	—
Other long-term liabilities	1,547	9,134	10,681
Total liabilities	1,351,015	—	1,351,015
Shareholders' equity
Share capital	570,765	—	570,765
Reserves	21,103	—	21,103
Accumulated other comprehensive loss	(3,830)	—	(3,830)
Retained earnings	168,390	—	168,390
Total shareholders' equity	756,428	—	756,428
Total liabilities and shareholders' equity	$2,107,443	$—	$2,107,443

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b.	Presentation Adjustments (Continued)

Orla Mining Ltd. Statement of Income for the three months ended March 31, 2026

	Orla Mining Ltd. Historical	Presentation Adjustments	Orla Mining Ltd. Adjusted
Revenue	$378,880	—	$378,880
Cost of sales
Operating costs	$(95,407)	(12,447)	(107,854)
Depletion and depreciation	(47,728)	—	(47,728)
Royalties	(12,447)	12,447	—
	(155,582)	—	(155,582)

Earnings from mining operations	223,298	—	223,298
Exploration and evaluation	(6,032)	—	(6,032)
General and administrative expenses	(11,481)	(4,560)	(16,041)
Other
Interest income	3,834	(3,834)	—
Depreciation	(174)	174	—
Share based payments	(4,386)	4,386	—
Interest and accretion expense	(13,714)	13,714	—
Fair value adjustments on financial instruments	(46,650)	46,650	—
Foreign exchange gain (loss)	134	(134)	—
Other gains (losses)	(1,214)	1,214	—
Income before taxes	143,615	57,610	201,225

Finance expense	—	(13,714)	(13,714)
Finance income	—	3,834	3,834
Other expense	—	(47,730)	(47,730)
Income before taxes	143,615	—	143,615

Income taxes	(68,210)	—	(68,210)
Income for the period	$75,405	$—	$75,405

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b.	Presentation Adjustments (Continued)

Orla Mining Ltd. Statement of Income for the year ended December 31, 2025

	Orla Mining Ltd. Historical	Presentation Adjustments	Orla Mining Ltd. Adjusted
Revenue	$1,057,881	$—	$1,057,881
Cost of sales
Operating costs	(319,171)	(30,730)	(349,901)
Depletion and depreciation	(145,693)	—	(145,693)
Royalties	(30,730)	30,730	—
	(495,594)	—	(495,594)

Earnings from mining operations	562,287	—	562,287
Exploration and evaluation	(43,343)	—	(43,343)
General and administrative expenses	(46,089)	(10,018)	(56,107)
Other
Interest income	8,322	(8,322)	—
Depreciation	(542)	542	—
Share based payments	(9,476)	9,476	—
Interest and accretion expense	(55,483)	55,483	—
Fair value gain (loss) on financial instruments	(145,735)	145,735	—
Foreign exchange gain (loss)	(8,537)	8,537	—
Other gains (losses)	(357)	357	—
Income before taxes	261,047	201,790	462,837

Finance expense	—	(55,483)	(55,483)
Finance income	—	8,322	8,322
Other expense	—	(154,629)	(154,629)
Income before taxes	261,047	—	261,047

Income taxes	(154,152)	—	(154,152)
Income for the year	$106,895	$—	$106,895

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

3.	Transaction Description

Equinox Gold and Orla entered into a definitive arrangement agreement (the "Arrangement Agreement") on May 12, 2026, pursuant to which, among other things, Equinox Gold agreed to acquire all of the issued and outstanding common shares of Orla pursuant to a court-approved plan of arrangement (the "Transaction"). The combined company will continue under the name "Equinox Gold Corp."

Under the terms of the Arrangement Agreement, Orla shareholders will receive 1.00 Equinox Gold common share (the "Exchange Ratio") and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to the effective time of the Transaction (the "Effective Time"). Closing of the Transaction is subject to approval by the shareholders of the Company and Orla, applicable regulatory approvals and other customary closing conditions. Upon completion of the Transaction, existing Equinox shareholders and former Orla shareholders are expected to own approximately 67% and 33% of the outstanding shares of the combined company, respectively, on a fully diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Orla as of the date of the Arrangement Agreement.

Accounting Treatment for the Transaction

For purposes of the Pro Forma Financial Statements, the Company has assumed that Orla constitutes a business and has accounted for the Transaction as a business combination under IFRS 3, Business Combinations, with Equinox Gold assumed to be the acquirer. Under IFRS 3, the purchase price is allocated to the respective net assets acquired based on their fair values, and a determination is made as to whether any goodwill results from the transaction.

Equinox Gold has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Orla assets to be acquired and liabilities to be assumed. A final determination of the fair value of Orla’s assets and liabilities will be based on the actual assets and liabilities of Orla that exist as of the closing date of the Transaction and, therefore, cannot be made prior to such acquisition date. In addition, the value of the consideration to be paid by Equinox Gold upon the consummation of the Transaction will be determined based on the closing price of Equinox Gold’s common shares on the acquisition date. As a result of the foregoing, the purchase price adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary purchase price adjustments have been made solely for the purpose of providing the Pro Forma Financial Statements to help shareholders better understand the potential financial effect of the Transaction. Until the Transaction is completed, both Equinox Gold and Orla are limited in their ability to share certain financial information. Upon completion of the Transaction, a final determination of the fair value of Orla’s assets and liabilities will be performed. The final accounting for the Transaction may be materially different from that reflected in the Pro Forma Financial Statements.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

4.	Pro-forma Purchase Consideration and assumed purchase price allocation

The total preliminary estimated purchase price of approximately $4,103,615 was determined based on Equinox Gold’s number of common shares to be issued to Orla shareholders in exchange for Orla’s issued and outstanding common stock at March 31, 2026, adjusted for the additional shares to be issued on the settlement of certain share-based payments and the conversion of certain of Orla’s convertible notes summarized below and Equinox Gold’s closing share price on June 8, 2026.

Restricted share units ("RSUs") and deferred share units ("DSUs") of Orla (whether vested or unvested) outstanding immediately prior to the Effective Time will immediately vest and will be settled immediately prior to the Transaction into Orla shares and the holders thereof will receive the number of Equinox Gold common shares and nominal cash consideration to which they are entitled for such Orla common shares under the Transaction based on the Exchange Ratio. Performance share units ("PSUs") outstanding immediately prior to the Effective Time will (whether vested or unvested) immediately vest and will be exchanged for a cash payment deemed at 100% of the "Performance Percentage" as defined in Orla's PSU Plan.

The stock options ("Options") (whether vested or unvested) outstanding immediately prior to the Effective Time will fully vest, and shall remain outstanding in accordance with the terms of Orla's Option Plan, and following the Effective Time, upon exercise of an Option, such Option will entitle the holder to receive, pursuant to the terms of the Option and in accordance with the terms of Orla's Option Plan, Equinox Gold shares as adjusted in number and exercise price to reflect the Exchange Ratio.

In preparing the Pro Forma Financial Statements, in-the-money Options have been assumed to be exercised into Orla common shares prior to the effective time of the Arrangement Agreement. Accordingly, these will be included in the purchase consideration. The out-of-the-money Options have been assumed not to be exercised. As mentioned above, all Options will vest immediately and no additional service is required. Accordingly, the fair value of the out-of-the-money Options will be included in the purchase consideration as it all relates to pre-combination services.

On June 8, 2026, holders of Orla’s convertible notes converted a total of $164,000 of the outstanding principal balance into 29,063,287 Orla common shares. These shares will entitle the holders to receive Equinox Gold common shares and nominal cash consideration under the Transaction based on the Exchange Ratio. For purposes of the pro-forma statement of financial position as at March 31, 2026 and the pro forma statements of income (loss) for the year ended December 31, 2025 and March 31, 2026, the convertible notes are assumed to have been converted on March 31, 2026 and January 1, 2025, respectively.

Pro-forma Purchase Consideration

Orla outstanding common shares as at March 31, 2026	345,927,000
RSUs settled in common shares	457,693
DSUs settled in common shares	439,382
Conversion of convertible notes into common shares	29,063,287
In-the-money Options converted into common shares	1,916,562
Total Orla outstanding common shares to be exchanged	377,803,924
Exchange Ratio	1.00
Total Equinox Gold common shares to be issued	377,803,924
Equinox gold price per share as of June 8, 2026	$10.84
Total equity consideration	$4,095,394
Cash paid per Orla common share	$0.0001
Total cash consideration	$38
Other consideration	$8,183
Total purchase consideration	$4,103,615

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

4.	Pro-forma Purchase Consideration (Continued)

Pro-forma Purchase Price Allocation

The table below summarizes the proforma allocation of the purchase price to the assets acquired and the liabilities assumed for the purposes of the Pro Forma Financial Statements as if the Transaction had occurred on March 31, 2026.

Identifiable net assets acquired at fair value:	Note
Cash	5(a), (c)	$413,161
Trade and other receivables		29,235
Derivative assets	5(l)	5,940
Inventories	5(g)	219,482
Prepaid expenses		6,954
Mineral properties, plant and equipment	5(d)	6,523,145
Other non-current assets		6,110
Accounts payables and accrued liabilities	5(a)	(129,581)
Current portion of derivative liabilities	5(i)	(298,055)
Current portion of loans and borrowings		(20,000)
Current portion of deferred revenue	5(h)	(228,190)
Other current liabilities		(6,082)
Income taxes payable		(40,677)
Loans and borrowings	5(l)	(197,130)
Deferred revenue	5(h)	(203,361)
Reclamation and closure cost provisions	5(k)	(106,169)
Other non-current liabilities	5(a)	(9,581)
Deferred income tax liabilities	5(e)	(1,861,586)
Identifiable net assets acquired		$4,103,615
Total purchase consideration		$4,103,615

5.	Pro Forma Assumptions and Adjustments

The following pro forma adjustments have been prepared using available information and assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in these Pro Forma Financial Statements are as follows:

(a) Settlement of PSU liability

The Orla PSUs will be settled in cash prior to the closing of the Transaction in accordance with the terms of the Arrangement Agreement. The adjustment reflects the derecognition of the PSU liability with a corresponding decrease in cash of $9,000.

(b) Transaction costs

Total estimated transaction costs incurred by Equinox Gold of $59,000 have been recognized as an expense in the pro forma consolidated statement of income for the year ended December 31, 2025. Transaction costs consist primarily of change of control costs, due diligence costs, and investment bank advisory costs.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (Continued)

(c) Cash and cash equivalents

The adjustment of $73,226 reflects (i) the nominal cash consideration of $38 paid to Orla shareholders at $0.0001 per share, (ii) the cash settlement of Orla's PSUs of $9,000, (iii) the payment of estimated transaction costs of $59,000, and (iv) the payment of Orla's quarterly cash dividend of $5,188, which was declared on May 11, 2026 and paid on June 9, 2026.

(d) Mineral properties, plant and equipment

In preparing the Pro Forma Financial Statements, any excess of the purchase consideration over the estimated fair value of Orla's identifiable net assets has been assumed to be attributable to the fair value of Orla's mineral properties, plant, and equipment. Upon completion of Equinox Gold's valuation of mineral properties, plant, and equipment, such excess, if any, will be reclassified to goodwill. For the purpose of the Pro Forma Financial Statements, we assumed that the fair value of plant and equipment was equal to carrying value and that the entire fair value adjustment is assumed to be allocated to mineral properties.

No allocation of fair value between mineral property interest or plant and equipment has been made for the purposes of the Pro Forma Financial Statements.

(e) Deferred tax liabilities

The adjustment reflects the estimated deferred tax impact of the fair value adjustment on Orla's identifiable net assets as part of the Transaction. The tax rates applied were 28.19% for Canada, 35.95% for Mexico, and 24.95% for the United States. These rates represent the combined federal and state/provincial tax rates in those jurisdictions. The deferred tax liability adjustments are $41,236 related to inventory and $1,576,488 related to mineral properties, plant, and equipment.

(f) Shareholders' equity

This adjustment reflects a net increase in equity of $3,288,149 to reflect the issuance of Equinox Gold common shares under the Transaction, and to eliminate Orla common shares, reserves, accumulated other comprehensive income and retained earnings.

(g) Inventory

The acquisition date fair value of production inventory has been estimated based on the expected selling price at spot commodity prices as at March 31, 2026, less estimated costs to complete and a reasonable profit allowance for the selling effort, in accordance with IFRS 13 - Fair Value Measurement. The fair value adjustment of $122,556 is a non-recurring adjustment specific to the inventory on hand at the acquisition date. As production inventory typically turns over within one to two quarters, and each of the unaudited pro forma consolidated statements of income assume the Transaction closed on January 1, 2025, the entire stepped-up inventory balance would have been sold during the year ended December 31, 2025. Accordingly, the full fair value adjustment of $122,556 has been included as an increase to cost of sales (operating expense) in the unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2025. No corresponding adjustment has been made to cost of sales for the three months ended March 31, 2026, as the stepped-up inventory would have been fully realized in cost of sales during the prior annual period. This adjustment is directly attributable to the Transaction and is non-recurring in nature, as it relates solely to the revaluation of inventory on hand at the acquisition date and will not have a continuing impact on the combined entity.

(h) Deferred revenue

Orla's deferred revenue of $271,147, comprising $129,215 classified as current and $141,932 classified as non-current, primarily relates to a silver purchase agreement on the potential South Railroad mine and a gold prepay facility settled through gold deliveries from Orla's operations. The fair value of the gold prepay has been estimated based on the expected remaining ounces of gold to be delivered as at March 31, 2026 and the future gold price curve as at March 31, 2026. For the purposes of the Pro Forma Financial Statements, no fair value adjustment has been reflected for the silver stream because there has been no change to the contractual terms and the value of the silver stream is not material.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (Continued)

(i) Current portion of derivative liabilities

This adjustment reflects the reclassification of Orla’s equity-classified warrants to liabilities, as the exercise price is denominated in Canadian dollars while Equinox Gold’s functional currency is the U.S. dollar. Additionally, the impact on the statements of income for the three months ended March 31, 2026 and the year ended December 31, 2025, is the reversal of the fair value loss of $50,122 and $112,000 respectively, on Orla's original warrant liabilities classified within derivative liability under the assumption the Equinox Gold share price remains constant at the acquisition price for the purposes of the Pro Forma Financial Statements.

(j) Depreciation and depletion

The adjustments of $88,053 and $306,225 for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively, represent the additional depletion on the fair value of mineral properties, plant and equipment allocated to the Musselwhite and Camino Rojo mines as described in Note 5(d). The additional depletion was calculated using the unit-of-production method based on ounces produced for the respective periods relative to recoverable ounces in the life-of-mine plan for each property for the respective periods.

(k) Reclamation and closure cost provision

No pro forma adjustment has been recorded for Orla’s reclamation and closure cost provision, as the adjustment to fair value using a credit-adjusted discount rate is not material.

(l) Convertible Notes

The adjustment reflects the fair value adjustment to the convertible notes and the conversion of a portion of the convertible notes, of which $164,000 of the outstanding principal balance was converted into 29,063,287 Orla common shares. The carrying value of the debt component approximates its fair value of $156,830, and the assumed fair value of the equity conversion feature was determined using a Black-Scholes model with Equinox Gold's inputs. For the purpose of the Pro Forma Financial Statements, management have assumed that the change of control clause for the convertible note will not be triggered by the holders. The impact of the partial conversion of the convertible notes on the unaudited pro forma consolidated statement of financial position as at March 31, 2026 is reflected as a reduction to the derivative asset, the carrying value of the convertible note, and the equity component of the convertible note, based on the percentage of the total outstanding principal balance settled, and an increase in share capital for the Orla common shares issued. The conversion impact on the unaudited pro forma consolidated statements of income (loss) for the three months ended March 31, 2026 and the year ended December 31, 2025 is a reduction in interest and accretion expense, within finance expenses, of $2,790 and $9,952, respectively.

(m) Income tax recovery

The adjustments of $27,494 and $139,452 for the three months ended March 31, 2026, and the year ended December 31, 2025, respectively, reflect the deferred income tax recovery related to additional depletion for each period, as well as the inventory adjustment for the year ended December 31, 2025.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

6.	Pro Forma Income (Loss) Per Share

	For the three months ended March 31, 2026	For the year ended December 31, 2025
Net income - basic	$377,869	$101,989
Net income (loss) from continuing operations - basic	$254,928	$(138,343)

Dilutive warrants	(2,619)	—
Dilutive convertible notes	3,863	—
Dilutive Orla convertible notes	612	—

Net income - diluted	$379,725	$101,989
Net income (loss) from continuing operations - diluted	$256,784	$(138,343)

Basic weighted average number of shares
Outstanding Equinox Gold common shares	788,596,532	630,306,219
Equity consideration	377,803,924	377,803,924
Weighted average number of shares outstanding - basic	1,166,400,456	1,008,110,143

Add:
Equinox Gold - Warrants	1,852,120	—
Equinox Gold - Restricted Share Units	2,163,210	2,691,886
Equinox Gold - Stock options	5,756,390	3,451,250
Equinox Gold - Convertible notes	27,382,391	—
Orla - Convertible debt	3,083,706	—
Orla - Liability warrants	11,836,315	13,311,994
Weighted average number of shares outstanding - diluted	1,218,474,588	1,027,565,273

Pro forma basic earnings per share	$0.32	$0.10
Pro forma diluted earnings per share	$0.31	$0.10

Continuing operations
Pro forma basic earnings (loss) per share	$0.22	$(0.14)
Pro forma diluted earnings (loss) per share	$0.21	$(0.14)

As the pro forma income (loss) for continuing operations is in a loss position for the year ended December 31, 2025, the restricted share units, stock options, and convertible notes are considered anti-dilutive.

M-1

Appendix M

Section 190 of the Canada Business Corporations Act

Right to dissent

190 (1)   Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)           A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)        The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)            In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)           A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)           A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)           The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)           A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8)           A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)           A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)         A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)         On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)         A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)         Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)         Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)         Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)         If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)         An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)         A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)         On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)         On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)         A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)         The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)         A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)         If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)         If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)         A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

N-1

Appendix N

Comparison of Shareholder Rights Under the CBCA and the BCBCA

The following summary of the most significant differences in shareholder rights is not intended to be complete and is qualified in its entirety by reference to the CBCA and the BCBCA, the regulations made or laws developed thereunder and the governing constating documents of the applicable Party. Shareholders should consult their legal or other professional advisors with regard to the implications of the Arrangement which may be of importance to them. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Circular.

Charter Documents

Under the CBCA, a corporation’s charter documents consist of “articles of incorporation”, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and the “by-laws”, which govern the management of the corporation.

Under the BCBCA, the charter documents consist of a “notice of articles”, which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles”, which govern the management of the corporation.

Amendments to Charter Documents

Under the CBCA, changes to the by-laws of a corporation generally require shareholder approval. Fundamental changes to the articles of a corporation, such as an alteration of special rights and restrictions attached to the issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction, generally require special resolutions passed by not less than 66 2/3% of the votes cast by the shareholders voting on the resolutions authorizing the alteration at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, special resolutions passed by not less than 66 2/3% of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

Under the BCBCA, a corporation may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the corporation’s articles, or (iii) if neither the BCBCA nor the corporation’s articles specify a resolution, then by special resolution. A special resolution must be passed by (i) the majority of votes that the articles specify is required for the corporation to pass a special resolution, provided that such majority is at least 66 2/3% and not more than 75% of the votes cast on such resolution, or (ii) if the articles do not contain such a provision, 66 2/3% of the votes cast on the resolution. Certain other fundamental changes, including continuances out of the jurisdiction and certain amalgamations also require approval by at least a special majority of shareholders. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or a corporation’s notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

Sale of Undertaking

The CBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than 66 2/3% of the votes cast upon special resolutions for a sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business of the corporation. If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least 66 2/3% and not more than 75% of the votes cast on the resolutions, or, if the articles do not contain such a provision, special resolutions passed by at least 66 2/3% of the votes cast on the resolutions.

Rights of Dissent and Appraisal

Under the CBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Subject to specified exceptions, dissent rights may be exercised by a holder of shares of any class or series of shares entitled to vote where a corporation is subject to an order of the court permitting such shareholder to dissent or where a corporation proposes to:

a)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;

b)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

c)	enter into certain statutory amalgamations;

d)	continue out of the jurisdiction;

e)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;

f)	carry out a going-private transaction or squeeze-out transaction; or

g)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.

Under the BCBCA, shareholders, including beneficial holders, who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a shareholder, whether or not their shares carry the right to vote, where a corporation proposes to:

a)	amend its articles to alter restrictions on the powers of the corporation or on the business that the corporation is permitted to carry on;

b)	adopt an amalgamation agreement;

c)	continue out of the jurisdiction;

d)	sell, lease or otherwise dispose of all or substantially all of the corporation’s undertaking;

e)	adopt a resolution to approve an amalgamation into a foreign jurisdiction; or

f)	adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent.

In certain circumstances, the BCBCA also permits shareholders to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

Oppression Remedies

Under the BCBCA, a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) of a corporation has the right to apply to a court on the ground that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application and if the court is satisfied that the application was brought in a timely manner, the court may make such order as it sees fit with a view to remedying or bringing an end to the matters complained of, including, among other things, an order to prohibit any act proposed by the corporation.

Under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

The CBCA contains rights that are broader than the BCBCA in that they are available (without seeking leave from a court) to a larger class of complainants. Under the CBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, the Director under the CBCA, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, or have been, carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, or have been, exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer. Unlike the BCBCA which allow a court to grant relief where a prejudicial effect to a shareholder is merely threatened, the CBCA allows a court to grant relief where a prejudicial effect to a shareholder actually exists (that is, it must be more than merely threatened).

Shareholder Derivative Actions

The CBCA extends rights to bring a derivative action to a broad range of complainants as it affords the right to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, the Director appointed under the CBCA, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted unless the court is satisfied that:

a)	the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

b)	the complainant is acting in good faith; and

c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the BCBCA, a complainant, being a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) or director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. Similarly, a complainant may, with leave of the court and in the name and on behalf of the corporation, defend legal proceeding against a corporation. Under the BCBCA, a court may grant leave if:

a)	the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

b)	notice of the application for leave has been given to the corporation and to any other person the court may order;

c)	the complainant is acting in good faith; and

d)	it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

Short Selling

Under the CBCA, insiders of a corporation are prohibited from short selling any securities of the corporation if the insider selling the security does not own or has not fully paid for the security to be sold.

The BCBCA has no such restrictions.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at any place within Canada provided by the by-laws, or in the absence of such a provision, at the place within Canada that the directors determine. Meetings of shareholders may be held outside of Canada if the place is specified in the articles or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if:

a)	the location is provided for in the articles;

b)	the articles do not restrict the corporation from approving a location outside of British Columbia and the location is approved by the resolutions required by the articles for that purpose, or, if no resolutions are specified, then approved by ordinary resolution before the meeting is held; or

c)	the location is approved in writing by the British Columbia registrar of companies before the meeting is held.

Requisition of Meetings

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within four months of receiving the requisition. Subject to certain exceptions, if the directors do not call such a meeting within 21 days of receiving the resolution, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares carrying the right to vote may send notice of a general meeting to be held to transact the business stated in the requisition.

Notice of Shareholders’ Meetings

Under the CBCA, the notice of shareholders’ meetings must be provided not less than 21 days and not more than 60 days before the meeting.

Under the BCBCA, an offering corporation must give notice at least the prescribed number of days (at present, 21 days or any longer period specified in the corporation’s articles) but not more than two months before the meeting.

Reporting issuers are also subject to the requirements of National Instrument 54-101 – Communication with Beneficial Owners of a Reporting Issuer of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum 21-day period in the CBCA.

Telephonic or Electronic Meetings

Under the CBCA, unless the articles or by-laws state otherwise, meetings of shareholders may be held entirely by telephonic or electronic means and/or shareholders may participate in and vote at the meeting by such means. The CBCA also requires a corporation to provide shareholders with a means of communication that permits all participants to communicate adequately with each other during the meeting.

Under the BCBCA, unless the notice of articles or articles state otherwise, meetings of shareholders may be held entirely by electronic means and the corporation must permit and facilitate participation in the meeting by telephone or other communications medium.

Shareholder Proposals

Under the CBCA, a registered or beneficial shareholder entitled to vote at an annual meeting of shareholders may submit a proposal, although the registered or beneficial shareholder must either: (i) have owned for at least six months prior to the submission of the proposal not less than 1% of the total number of outstanding voting shares or voting shares with a fair market value of at least C$2,000, or (ii) have the support of persons who, in the aggregate, have owned for at least six months prior to the submission of the proposal not less than 1% of the total number of outstanding voting shares or voting shares with a fair market value of at least C$2,000.

Under the BCBCA, in order for one or more registered or beneficial shareholders to be entitled to submit a proposal, they must have held voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

Director Residency Requirements

The CBCA requires a distributing corporation whose shares are held by more than one person to have a minimum of three directors, but it also requires that at least one-quarter of the directors be resident Canadians. If a corporation has less than four directors, at least one director must be a resident Canadian. Subject to certain exceptions, an individual has to be a Canadian citizen or permanent resident ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

The BCBCA provides that a reporting corporation must have a minimum of three directors, but it does not impose any residency requirements on the directors.

Removal of Directors

The CBCA provides that the shareholders of a corporation may remove one or more directors by an ordinary resolution at an annual meeting or special meeting. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles so provide, by a majority of votes that is less than the majority of votes.

Independent Directors

Under the CBCA, the requirement is that at least two of the directors of a distributing corporation not be officers or employees of a corporation or its affiliates.

The BCBCA does not impose any independence requirements on directors.

Quorum – Directors’ Meetings

The CBCA states that quorum of directors’ meetings consists of a majority of directors or the minimum number of directors required by the articles (subject to the articles or by-laws).

The BCBCA states that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

Form and Solicitation of Proxies, Information Circular

Under the CBCA, proxies may be solicited other than by or on behalf of management of the corporation without the sending of a dissident’s proxy circular if: (i) proxies are solicited from 15 or fewer shareholders; or (ii) the solicitation is conveyed by public broadcast, speech or publication containing certain information that would be required to be included in a dissident’s proxy circular.

Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes:

a)	certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision;

b)	communications for the purpose of obtaining the number of shares required for a shareholder proposal; and

c)	certain other communications made other than by or on behalf of management of the corporation, including communications by one or more shareholders concerning the business and affairs of the corporation or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities laws. The BCBCA does not place any restriction on the method of soliciting proxies.

Registered Office

Under the CBCA, the registered office of a corporation must be in the Canadian province specified in the articles and may be relocated within that province by directors’ approval.

Under the BCBCA, a corporation must maintain a registered office and a records office in British Columbia and one or both may be relocated in any manner required or permitted by the articles, or if the articles are silent as to the manner in which a change of address is to be authorized, by a directors’ resolution.

Corporate Records

The CBCA permits corporate and accounting records to be kept outside of Canada, subject to requirements to keep them within Canada under the Tax Act and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act). Corporations are also required to provide access to records kept outside Canada at a location in Canada, by computer terminal or other technology.

The BCBCA requires records to be kept at its records office or at any location other than the records office so long as those records are available for inspection and copying at the records office by means of a computer terminal or other electronic technology.

Meaning of “Insolvent”

Under the CBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the CBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Reduction of Capital

Under the CBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT, LAUREL HILL ADVISORY GROUP, AT:

Canada/US Toll Free: 1-877-452-7184

International: 1-416-304-0211

Text Message: Text “INFO” to 416-304-0211 or 1-877-452-7184

Email: assistance@laurelhill.com

For up-to-date information, please visit:

https://orlamining.com/investors/special-meeting/